UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	March 23, 2018	By:	/s/ Sean Finn
			Name:	Sean Finn
			Title:	Executive Vice-President
Corporate Services and Chief Legal Officer

2

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description

1	Notice of Annual Meeting of Shareholders

2	Management Proxy Circular

3	Form of Proxy

4	Annual Report

3

Item 1

 Notice of Annual Meeting of Shareholders Our annual meeting of holders of common shares will be held at The Omni King Edward Hotel Sovereign Ballroom, Lobby Level 37 King Street East Toronto, Ontario, Canada on Tuesday, April 24, 2018 at 10:00 a.m. (Eastern Daylight Time) For the purposes of: 1. receiving the consolidated financial statements for the year ended December 31, 2017, and the auditors’ reports thereon; 2. electing the directors; 3. appointing the auditors; 4. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 9 of the accompanying management information circular) accepting the Company’s approach to executive compensation as disclosed in the “Statement of Executive Compensation” section of the accompanying management information circular; and 5. transacting such other business as may properly be brought before the meeting or any adjournment or postponement thereof. The Board of Directors has fixed March 1, 2018 as the Record Date for the determination of the holders of common shares entitled to receive notice of the meeting and vote at the meeting. By order of the Board of Directors Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer and Corporate Secretary March 6, 2018 Montreal, Quebec

Item 2

INVESTING FOR THE LONG HAUL Management Information Circular and Notice of Annual Meeting of Shareholders April 24, 2018

 Notice of Annual Meeting of Shareholders Our annual meeting of holders of common shares will be held at The Omni King Edward Hotel Sovereign Ballroom, Lobby Level 37 King Street East Toronto, Ontario, Canada on Tuesday, April 24, 2018 at 10:00 a.m. (Eastern Daylight Time) For the purposes of: 1. receiving the consolidated financial statements for the year ended December 31, 2017, and the auditors’ reports thereon; 2. electing the directors; 3. appointing the auditors; 4. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 9 of the accompanying management information circular) accepting the Company’s approach to executive compensation as disclosed in the “Statement of Executive Compensation” section of the accompanying management information circular; and 5. transacting such other business as may properly be brought before the meeting or any adjournment or postponement thereof. The Board of Directors has fixed March 1, 2018 as the Record Date for the determination of the holders of common shares entitled to receive notice of the meeting and vote at the meeting. By order of the Board of Directors Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer and Corporate Secretary March 6, 2018 Montreal, Quebec

March 6, 2018 Dear Shareholder: On behalf of the Board of Directors and management of Canadian National Railway Company (the “Company”), we cordially invite you to attend the annual meeting of shareholders that will be held this year at The Omni King Edward Hotel, Sovereign Ballroom, Lobby Level, 37 King Street East, Toronto, Ontario, Canada on Tuesday, April 24, 2018, at 10:00 a.m. (Eastern Daylight Time). This management information circular (the “Information Circular”) describes the business to be conducted at the meeting and provides information on executive compensation and CN’s governance practices. In addition to these items, we will discuss highlights of our 2017 performance and our plans for the future. Unprecedented Growth 2017 was a notable year for CN with unprecedented volume growth. It was also a year that ended with operational challenges. CN is responding with speed and determination to retain our leadership position and we are accelerating the execution of our innovation strategy to improve and maintain industry-leading operating metrics and best-in-class customer service. Investing for the Future CN’s success and our economic sustainability depends on a stream of capital investments that supports our strategic agenda. With planned record investment in our capital program — covering a wide range of areas, from track infrastructure and rolling stock, to information and operating technologies, and other equipment and assets that improve the safety, efficiency and reliability of CN’s service offering — we are investing for the long haul. Building for a Sustainable Future Delivering responsibly is at the heart of how we are building the business for the future. It means moving customer goods safely and efficiently, being environmentally responsible, attracting and developing the best railroaders and helping build safer, stronger communities, while adhering to the highest ethical standards. Our sustainability performance has continued to earn us a place among the world’s best for several years running. For example, we are consistently listed on the Dow Jones Sustainability World Index and recognized for climate change transparency, earning a position on CDP’s exclusive A List in 2016 and 2017. Additionally, we were ranked as one of the Best 50 Corporate Citizens in Canada by Corporate Knights, and are a proud member of the FTSE4Good Index, Global Challenges Index and the Jantzi Social Index. The CN Board has always taken great pride in our commitment to being a good corporate citizen, which touches nearly every aspect of what we do, from governance and business ethics to diversity and inclusion. We also prioritize community engagement on safety along our rail lines. Together with the rail industry, we launched the AskRail mobile app, which has now been downloaded by over 2,600 first responders, giving them access to real-time information on the contents of railcars in their respective communities. We have received many accolades for our performance in corporate governance over the years, including ranking fifth overall and first in the industrials group on the Globe and Mail’s 2017 review of corporate governance practices and receiving the award for Best Overall Corporate Governance from the Governance Professionals of Canada in the fall of 2016. The meeting Your participation in the affairs of the Company is important to us. If you attend the meeting in person, you will have the opportunity to meet and interact with your directors and the senior officers of the Company. If you are however unable to attend in person, we encourage you to complete and return the enclosed proxy form or voting instruction form in the envelope provided for this purpose, so that your views can be represented. Also, it is possible for you to vote over the internet by following the instructions on the enclosed form. Even if you plan to attend the meeting, you may find it convenient to express your views in advance by completing and returning the proxy form or voting instruction form or by voting over the internet. Please consult the information on page 5 of the Information Circular to find out how to vote your shares. A live audiocast of the meeting will be available on the Company’s website at www.cn.ca. We look forward to seeing you at the meeting. Robert Pace, D.COMM., C.M. Chair of the Board Jean-Jacques Ruest Interim President and Chief Executive Officer 1 CN MANAGEMENT INFORMATION CIRCULAR 2018 LET TER TO SHAREHOLDERS

What’s Inside Not ce of Annua Meet ng of Sha eho de s Letter to Shareholders 1 3 Proxy Summary Voting Information 5 8 Business of the Meeting Nominees for Election to the Board 10 17 Board of Directors Compensation Statement of Corporate Governance Practices 21 33 Statement of Executive Compensation Compensation Discussion and Analysis 38 64 Other Information Schedule “A” – Mandate of the Board 65 66 Schedule “B” – Reports of the Committees Schedule “C” – Additional Audit Committee Disclosure 72 This Information Circular is provided in connection with the solicitation of proxies by management of Canadian National Railway Company for use at the annual meeting of its shareholders or at any adjournment or postponement thereof (the “Meeting”). In this document “you” and “your” refer to the shareholders of CN and “CN”, the “Company”, “we”, “us”, or “our” refer to Canadian National Railway Company. The Meeting will be held on Tuesday, April 24, 2018, at 10:00 a.m. (Eastern Daylight Time) for the purposes set forth in the foregoing Notice of Meeting. The information contained herein is given as at February 26, 2018, except as indicated otherwise. Shareholder Voting Matters and Recommendation Executive Compensation 2 CN MANAGEMENT INFORMATION CIRCULAR 2018 VOTING MATTERS Election of 12 Directors Appointment of KPMG LLP as Auditors Advisory Resolution on BOARD VOTE RECOMMENDATION FOR each nominee FOR FOR FOR MORE INFORMATION SEE PAGE 8 8 9

Proxy Summary The following summary highlights some of the important information you will find in this Information Circular, as well as information about our Company. We recommend that you read the entire Information Circular before voting. Board of Directors Highlights 100% BOARD AND COMMITTEE ATTENDANCE 42 COMBINED NUMBER OF BOARD AND COMMITTEE MEETINGS HELD IN 2017 100% OF BOARD NOMINEES ARE INDEPENDENT 0 BOARD MEMBERS THAT SIT TOGETHER ON 42% OF BOARD NOMINEES ARE WOMEN THE BOARD OF ANOTHER PUBLIC COMPANY Our Director Nominees SHARE OWNERSHIP (MULTIPLE OF REQUIREMENT) TOP 3 COMPETENCIES (1) DIRECTOR SINCE OTHER PUBLIC BOARDS % OF VOTES FOR IN 2017 NAME / AGE POSITION (1) Refer to description of competencies on page 27 of this Information Circular. 3 CN MANAGEMENT INFORMATION CIRCULAR 2018 PROXY SUMMARY Shauneen Bruder (58) Finance 2017Executive Vice-President, Operations,0199.87 Strategy Royal Bank of Canada Sales Donald J. Carty (71) Strategy 2011Corporate Director21198.96 Finance HR Gordon D. Giffin (68) Policy 2001Partner, Dentons US LLP21197.76 Legal HR Julie Godin (43) HR 2017Vice-Chair of the Board and1199.85 Strategy Executive Vice-President, Chief Planning Financeand Administration Officer, CGI Group Inc. Edith E. Holiday (66) Legal 2001Corporate Director and Trustee41297.42 Policy Strategy V. Maureen Kempston Darkes (69) Transport 1995Corporate Director32197.14 Sales HR Denis Losier (65) Finance 1994Corporate Director13398.41 HR Sales Kevin G. Lynch (67) Policy 2014Vice-Chair, BMO Financial Group2299.81 Finance Strategy James E. O’Connor (68) Strategy 2011Corporate Director2399.36 Engineering HR Robert Pace (63) HR 1994Chair of the Board, CN11698.64 Transport President and CEO, The Pace Group Strategy Robert L. Phillips (67) Transport 2014President, R.L. Phillips Investments Inc. 3398.17 Strategy Sales Laura Stein (56) Legal 2014Executive Vice-President –1299.35 EngineeringGeneral Counsel & Corporate Affairs, Finance The Clorox Company

2017 Key Business Highlights EMPLOYEES AT YEAR END REVENUES OPERATING RATIO CAPITAL INVESTMENTS REPORTED DILUTED EARNINGS ADJUSTED DILUTED EARNINGS PER SHARE $4.99(1) PER SHARE $7.24 23,945 $13 B 57.4% $2.7 B Key Env ronment, Soc al & Governance H ghlights 42% Adopted a policy of having a minimum representation of 1/3 of the Board by women by the end of 2017, and 42% of our Board nominees are women. Transparency Publicly disclosing on www.cn.ca website information on our lobbying activities, a list of our political contributions and a detailed list of our corporate memberships, including industry associations and policy organizations. Iconic Brand Recognized by Interbrand Canada as one of the Catalyst Accord and 30% Club Signatory to the Catalyst Accord and a member of the 30% 150 companies, organizations and institutions that are the most iconic in Canada. Club which promotes gender diversity on Boards. Climate Change Over the past 20 years, CN has reduced its locomotive emission ntensity by 39% while achieving record growth in the volume of freight it moves. CN continues to lead the North American rail industry in fuel efficiency, consuming 15% less fuel per gross ton mile compared to the industry average. Sustainability Leader Identified as a global leader in the corporate response to climate change where CN has been awarded a position on the 2017 Climate A List by CDP, the non-profit global environmental disclosure platform. Best Corporate Citizen Ranked among the Best 50 Corporate Citizens in Canada by Corporate Knights for the 9th consecutive year in a row. First Recognized by the Globe and Mail’s annual review of corporate governance practices in Canada, where CN ranked 1st in the industrials group and 5th overall. Executive Compensation Disciplined Approach to Compensation CN’s approach to executive compensation is driven by a commitment to deliver sustainable and solid returns to shareholders. CN exercises a disciplined approach to executive compensation by ensuring that target compensation, while reasonable, supports attraction and retention of executive talent. In addition, short-and long-term incentive plans are structured to align realized pay and shareholder returns. Compensation programs are designed to encourage appropriate behaviours and include appropriate risk mitigation mechanisms. The executive compensation policy aims to position target total direct compensation between the median and the 60th percentile of the executives’ respective comparator group. 2017 Target Pay at Risk All NEOs Salary At-Risk Annual Incentive Bonus Plan Performance Share Units Awards Stock Options Awards (1) See the section entitled Adjusted performance measures in CN’s Management’s Discussion and Analysis included in the Company’s 2017 Annual Report for an explanation of this measure and reconciliation to the nearest GAAP measure. 4 PROXY SUMMARY CN MANAGEMENT INFORMATION CIRCULAR 2018 20.1% 17.2% 35.7% 27.0% BEST PRACTICES ADOPTED BY CN ~ 80% of NEOs’ target total direct compensation is variable and linked to CN’s performance Incentive payout capped and no guaranteed minimum payout Inclusion of a relative total shareholder return condition as a performance measure for Performance Share Units Inclusion of a safety component in the Annual Incentive Bonus Plan Stringent stock ownership requirements and President and CEO post-retirement shareholding requirement Overlap of performance measures for short-and long-term incentives to mitigate risk Extended executive clawback policy, which was amended in 2017 to allow the clawback of bonus or incentive based compensation awarded after March 7, 2017 in circumstances of gross negligence, intentional misconduct, fraud, theft or embezzlement without the need for a financial restatement No employment contracts for NEOs i

Voting Information Your Vote is Important As a shareholder, it is important that you read this Information Circular carefully and then vote your shares, either by proxy or in person at the Meeting. The following section provides you with information on how to vote your shares. Who can vote Shareholders who were registered as at the close of business on March 1, 2018 (the “Record Date”), are entitled to vote at the Meeting or at any adjournment or postponement thereof, either in person or by proxy. As of the close of business on the Record Date, the Company had 740,185,100 common shares without par value outstanding. Subject to the voting restrictions described in this section, each common share carries the right to one vote. NON-REGISTERED SHAREHOLDERS If your common shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a “non-registered shareholder”. If your common shares are listed in an account statement provided to you by your broker, those common shares will, in all likelihood, not be registered in your name. Such common shares will more likely be registered under the name of your broker or an agent of that broker. Without specific instructions, brokers and their agents or nominees are prohibited from voting shares for the broker’s client. 1. Voting by Proxy (Voting Instruction Form) Below are the different ways in which you can give your voting instructions, details of which are found in the voting instruction form accompanying this Information Circular: Go to www.proxyvote.com and follow the instructions. How to vote If you are eligible to vote and your common shares are registered in your name or are held in the name of a nominee, you can vote your common shares in person at the Meeting or by proxy, as explained below. Voting by proxy is the easiest way to vote your shares. REGISTERED SHAREHOLDERS You are a registered shareholder if your name appears on your share certificate or your Direct Registration System (DRS) confirmation. 1. Voting by Proxy (Proxy Form) Below are the different ways in which you can give your voting instructions, details of which are found in the proxy form accompanying this Information Circular: Go to www.investorvote.com and follow the You will need your control number found on your voting instruction form. Complete and return the voting instruction form in the prepaid envelope provided. Call 1-800-474-7493 (English) or 1-800-474-7501 (French). You will need your control number found on your voting instruction form. instructions. You will need your control number found on your proxy form. Complete the voting instruction form and return it by fax at 905-507-7793 or 514-281-8911. Complete and return the proxy form in the prepaid envelope provided. Call 1-866-732-VOTE (8683) Toll Free. You will need your control number found on your proxy form. Your duly completed voting instruction form must have been received by your intermediary with sufficient time for your vote to be processed by our transfer agent, and in all cases, no later than 5:00 p.m. on April 20, 2018 (Eastern Daylight Time), similarly you must have voted by Internet or by phone or fax before 5:00 p.m. on April 20, 2018, (Eastern Daylight Time) or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. on the business day prior to the day fixed for the adjourned or postponed meeting. 2. Voting in person If you wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form provided by your nominee to appoint yourself as proxy holder Complete the proxy form and return it by fax at 1-866-249-7775. Your duly completed proxy form must have been received by our transfer agent, Computershare Trust Company of Canada, or you must have voted by Internet or by phone or fax before 5:00 p.m. on April 23, 2018, (Eastern Daylight Time) or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting. 2. Voting in person If you wish to vote in person, you do not need to complete or return your proxy form. The day of the Meeting you will have to present yourself to a representative of Computershare and follow the signature and return instructions of your nominee. Computershare Trust Company of Canada must receive your appointment no later than 5:00 p.m. on April 20, 2018 (Eastern Daylight Time). Non-registered shareholders who appoint themselves as proxy holders should present themselves at the Meeting to a representative of Computershare Trust Company of Canada. Do not otherwise complete the voting instruction form sent to you as you will be voting at the Meeting. Trust Company of Canada at the registration table. Your vote will be taken and counted at the Meeting. 5 CN MANAGEMENT INFORMATION CIRCULAR 2018 VOTING INFORMATION

Employee Shares Common shares purchased by employees of the Company under its Canadian and U.S. Employee Share Investment Plans and its Savings Plan for U.S. Operations (the “Plans”) are known as “Employee Shares”. Employee Shares remain registered in the name of the Plans’ Custodian (currently Computershare Trust Company of Canada or Fidelity Institutional Retirement Services Company as applicable), unless the employees have withdrawn their common shares from the Plans in accordance with their provisions. 1. Voting by Proxy (Computershare Voting Instruction Form) Below are the different manners in which you can give your voting instructions, details of which are found in the voting instruction form accompanying this Information Circular: Go to www.investorvote.com and follow the instructions. How your Shares will be Voted You can choose to vote FOR, WITHHOLD or AGAINST, depending on the items to be voted on. When you vote by proxy, you may appoint either the persons named as proxies in the proxy form or voting instruction form (who are the Board Chair and the Interim President and Chief Executive Officer of the Company, or in the case of Employee Shares, Computershare Trust Company of Canada or Fidelity Institutional Retirement Services Company) or you may appoint someone else to vote for you as your proxy holder by using the enclosed form of proxy or voting instruction form. You have the right to appoint any other person or company (who need not be a shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person or company in the blank space provided in the proxy form or voting instruction form, or by completing another proper form of proxy. Make sure that the person you appoint is aware that he or she is appointed and that this person attends the Meeting. Your common shares will be voted or withheld from voting in accordance with your instructions indicated on the proxy form or voting instruction form. If no instructions are indicated, your common shares represented by proxies in favour of the Board Chair or the Interim President and Chief Executive Officer (or in the case of Employee Shares, Computershare Trust Company of Canada or Fidelity Institutional Retirement Services Company) will be voted as follows: i) FOR the election of management’s nominees as directors ii) FOR the appointment of KPMG LLP as auditors iii) FOR, in an advisory, non-binding capacity, the approach to executive compensation disclosed in the “Statement of Executive Compensation” section of this Information Circular and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the Meeting. Should any nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead of such other person as management of the Company may recommend. Management has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to office and is not aware of any amendment or other business likely to be brought before the Meeting. The Board of Directors and management are recommending that shareholders vote FOR items (i), (ii) and (iii). A simple majority of the votes cast, in person or by proxy, will constitute approval of each of these matters. You will need your control number found on your voting instruction form. Complete and return the voting instruction form in the prepaid envelope provided. Call 1-866-732-VOTE (8683) Toll Free. You will need your control number found on your voting instruction form. Complete the voting instruction form and return it by fax at 1-866-249-7775. Your duly completed voting instruction form must have been received by our transfer agent, Computershare Trust Company of Canada, or you must have voted by Internet or by phone or fax before 5:00 p.m. on April 23, 2018 (Eastern Daylight Time) or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting. 2. Voting in person If you wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form provided by the Plans’ Custodian to appoint yourself as proxy holder and follow the signature and return instructions of the Plans’ Custodian. Computershare Trust Company of Canada must receive your appointment no later than 5:00 p.m. on April 23, 2018 (Eastern Daylight Time). Employee shareholders who appoint themselves as proxy holders should present themselves at the Meeting to a representative of Computershare Trust Company of Canada. Do not otherwise complete the voting instruction form sent to you as you will be voting at the Meeting. The voting instruction form must be used only with respect to Employee Shares. In the event that an employee holds common shares outside the Plans, he or she must also complete the enclosed form of proxy with respect to such additional common shares. No proxy form is to be completed with respect to Employee Shares – only the Computershare voting instruction form should be used. 6 VOTING INFORMATION CN MANAGEMENT INFORMATION CIRCULAR 2018

Changing your Vote You may revoke your proxy at any time, by voting again on the Internet or by phone or fax before 5:00 p.m. on Monday April 23, 2018 (Eastern Daylight Time) or by following the below instructions: • If you are a registered shareholder, by completing an instrument in writing (which includes another form of proxy with a later date) executed by you, or by your attorney (duly authorized in writing), and: • deposited with the Corporate Secretary of the Company at the registered office of the Company (935 de La Gauchetière Street West, 16th Floor, Montreal, Quebec, Canada, H3B 2M9) at any time up to and including 5:00 p.m. on April 23, 2018 or any adjournment or postponement thereof. • filed with the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law. • If you are a non-registered shareholder, by contacting your intermediary to find out the correct procedure. • If you hold Employee Shares, by contacting Computershare Trust Company of Canada or Fidelity Institutional Retirement Services Company as applicable. Additional Information Proxy Solicitation Management of the Company is soliciting your proxy. The solicitation is being made primarily by mail, but our directors, officers or employees may also solicit proxies at a nominal cost to the Company. The Company has retained and will pay for the services of D.F. King, a division of AST Investor Services Inc. (“D.F. King”), for the solicitation of proxies in Canada and the U.S., at an aggregate cost estimated to be approximately C$31,000 plus additional costs relating to out-of-pocket expenses. Questions If you have questions about the information contained in this Information Circular or require assistance in completing your form of proxy, please call D.F. King, the Company’s proxy solicitation agent, toll-free in North America at 1-800-239-6813 or at 1-201-806-7301 outside of North America; or by e-mail at inquiries@dfking.com. Transfer agent You can contact the transfer agent either by mail at Computershare Trust Company of Canada, 100 University Ave., 8th Floor, Toronto (Ontario) M5J 2Y1, by telephone at 1-800-564-6253, by fax at 1-888-453-0330 or by internet at www.investorcentre.com/service, or in French at www.centredesinvestisseurs.com/service. CN’s voting restrictions Our articles of continuance, as amended, provide that no person, together with his or her associates, shall hold, beneficially own or control, directly or indirectly, voting shares to which are attached more than 15% in the aggregate of the votes attached to all our voting shares that may ordinarily be cast to elect directors of the Company. In addition, where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with his or her associates exceeds such 15% maximum, no person shall, in person or by proxy, exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates. To the knowledge of the directors and senior officers of the Company, based on the most recent publicly available information, the only person who beneficially owns, or directly or indirectly exercises control or direction over, shares carrying 10% or more of the voting rights attached to any class of shares of the Company is Mr. William H. Gates, III. Mr. Gates is the sole member of Cascade Investment, L.L.C. (“Cascade”). Cascade held 100,400,770 common shares of the Company on the Record Date, representing 13.56% of the outstanding common shares of the Company. In addition, Mr. Gates is a co-trustee of the Bill & Melinda Gates Foundation Trust (“Foundation”), which held 17,126,874 common shares of the Company on the Record Date, representing 2.32% of the outstanding common shares of the Company. Hence, on the Record Date, Mr. Gates is deemed to have control or direction over 117,527,644 common shares, representing 15.88% of the outstanding common shares of the Company. As a result of the share repurchases for cancellation conducted by CN on an ongoing basis under its share repurchase program, the combined holdings of Cascade and the Foundation have exceeded 15% of CN’s outstanding shares. In such instance where the increase above 15% in shareholdings is caused solely by repurchases conducted by CN, the only consequence to Cascade and the Foundation under CN’s articles is that they may not exercise their voting rights in respect of the common shares that are in excess of the 15% maximum. Cascade and the Foundation will continue to receive their full amount of dividends, including on the CN common shares in excess of 15%, but are precluded by CN’s articles (implemented in accordance with the CN Commercialization Act) from acquiring additional CN common shares. Intermediaries Fees Non-registered shareholders are either objecting beneficial owners who object that intermediaries disclose information about their ownership in the Company, or non-objecting beneficial owners, who do not object to such disclosure. The Company pays intermediaries to send proxy-related materials to both objecting and non-objecting beneficial owners. 7 CN MANAGEMENT INFORMATION CIRCULAR 2018 VOTING INFORMATION

Business of the Meeting Financial Statements Our consolidated financial statements for the year ended December 31, 2017, together with the auditors’ reports thereon, are included in the 2017 Annual Report of the Company, available on our website at www.cn.ca, on SEDAR at www.sedar.com, in the Company’s annual report on Form 40-F available on the U.S. Securities and Exchange Commission (“SEC”) website at www.sec.gov through EDGAR, and in print, free of charge, to any shareholder who requests a copy by contacting our Corporate Secretary at (514) 399-7091 or Vice-President, Investor Relations at (514) 399-0052. Majority Voting Policy The Board of Directors has adopted a policy which is part of our Corporate Governance Manual, to the effect that a nominee for election as a director of the Company who receives a greater number of votes “withheld” than votes “for”, with respect to the election of directors by shareholders, will tender his or her resignation to the Board Chair promptly following the meeting of shareholders at which the director is elected. The Corporate Governance and Nominating Committee will consider such offer and make a recommendation to the Board of Directors whether to accept it or not. The Board of Directors will make its decision and promptly announce it in a press release within 90 days following the meeting of shareholders, a copy of which will be provided to the Toronto Stock Exchange (“TSX”). The Board of Directors shall however, accept such resignation absent exceptional circumstances. The resignation shall be effective when accepted by the Board of Directors. The director who offered to tender his or her resignation should not be part of any committee or Board of Directors deliberations pertaining to the resignation offer. This policy only applies in circumstances involving an uncontested election of directors. An “uncontested election of directors” means that the number of director nominees is the same as the number of directors to be elected to the Board and that no proxy material is circulated in support of one or more nominees who are not part of the candidates supported by the Board of Directors. Election of Directors Our articles of continuance, as amended, provide that our Board of Directors shall consist of a minimum of seven and a maximum of 21 directors (hereinafter the “Board” or “Board of Directors”). Pursuant to a resolution of the Board of Directors, 12 persons are to be elected as directors for the current year, each to hold office until the next annual meeting of shareholders or until such person’s successor is elected or appointed. The term of office of each of the present directors expires at the close of the Meeting. The persons named in the section entitled “Nominees for Election to the Board — Description of Nominees” will be presented for election at the Meeting as management’s nominees. All of the nominees proposed for election as directors are currently directors of the Company. All persons nominated were recommended to the Board of Directors by the Corporate Governance and Nominating Committee. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the election of the persons named in the section entitled “Nominees for Election to the Board — Description of Nominees”. These nominees are, in the opinion of the Board of Directors and management, well qualified to act as directors of the Company for the ensuing year and have confirmed their willingness to serve as directors. The Board of Directors and management do not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason before the Meeting, the persons designated in the accompanying form of proxy or voting instruction form reserve the right to vote for another nominee at their discretion unless the shareholder who has given such proxy or voting instruction form has directed that the common shares be withheld from voting on the election of any of the directors. Appointment of Auditors The Board of Directors and the Audit Committee recommend that KPMG LLP be appointed to serve as the Company’s auditors until the next annual meeting of shareholders. KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2017 and 2016, the fees for audit, audit-related, tax and all other services provided to the Company by KPMG LLP were the following: FEES (IN THOUSANDS) 2017 (C$) 2016 (C$) Audit Audit-related Tax All other 2,695 1,068 1,458 — 2,723 1,070 1,349 12 TOTAL FEES 5,221 5,154 Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements provided by the external auditors. The Audit Committee pre-approved all the services performed by the auditors for audit, audit-related and non-audit related services for the years ended December 31, 2017 and 2016. The nature of the services under each category is described below. Audit fees Consists of fees incurred for professional services rendered by the auditors in relation to the audit of the Company’s consolidated annual financial statements and those of its subsidiaries and the audit relating to the Company’s internal control over financial reporting. 8 BUSINESS OF THE MEETING CN MANAGEMENT INFORMATION CIRCULAR 2018

Audit-related fees Audit-related fees were incurred for professional services rendered by the auditors in relation to the audit of the financial statements for the Company’s pension plans, and for attestation services in connection with reports required by statute or regulation and due diligence and other services, including comfort letters, in connection with the issuance of securities and other audit-related fees. Tax fees Consists of fees incurred for consultations on cross-border tax implications for employees, for assistance related to the Canadian Scientific Research and Experimental Development (“SR&ED”) tax credit and for tax compliance. Other Business Following the conclusion of the formal business to be conducted at the Meeting, we will: • discuss highlights of our 2017 performance and plans for the future, and • invite questions and comments from shareholders. As of the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the Meeting. If there are changes or new items, your proxyholder can vote your shares on these items as he or she sees fit. All Other fees Consists of fees related to data analytics assistance. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the appointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of shareholders. Advisory Vote on Executive Compensation The Company is again providing its shareholders with an opportunity to cast at the Meeting an advisory vote on the Company’s approach to executive compensation, as disclosed in the “Statement of Executive Compensation” section of this Information Circular. Such section describes the role of the Human Resources and Compensation Committee in overseeing compensation of executives and ensuring that it is linked to the Company’s three-year business plan. The section also describes the Company’s executive compensation principles, the structure of the compensation plans for executives, and the alignment of such plans with the interests of our shareholders. The Board of Directors recommends that shareholders vote FOR the resolution set out below and, unless otherwise instructed, the persons designated in the form of proxy or voting information form intend to vote FOR the following resolution: “RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the section entitled ‘Statement of Executive Compensation’ of the Information Circular of the Company dated March 6, 2018.” The Board of Directors has adopted a policy to the effect that, if a majority of the shares represented in person or by proxy at the meeting are voted against the above non-binding advisory resolution, the Board Chair or the Chair of the Human Resources and Compensation Committee will oversee a process to engage with shareholders with a view to giving them the opportunity to express their specific concerns. The Board of Directors and the Human Resources and Compensation Committee will consider the results of this process and, if appropriate, review the Company’s approach to executive compensation in the context of shareholders’ specific concerns. 9 CN MANAGEMENT INFORMATION CIRCULAR 2018 BUSINESS OF THE MEETING

Nominees for Election to the Board Description of Nominees The following tables set out information as of February 26, 2018, unless otherwise indicated, and include a profile of each nominated director with an explanation of his or her experience, qualifications, top three competencies, participation on the Board and its committees, ownership of securities of CN, as well as participation on the boards of other public companies during the past five years. A more detailed description of our directors’ competencies can be found under the heading “Competency Matrix” in the section entitled “Statement of Corporate Governance Practices”. Each nominee is a current director of the Company. Ms. Bruder is the Executive Vice-President, Operations at the Royal Bank of Canada (“RBC”) where she is responsible for overseeing operations related to all personal and business clients in Canada. Her previous senior roles at RBC include Executive Vice-President of Business and Commercial Banking, Chief Operating Officer of the Global Wealth Management division and President of RBC Centura Banks, Inc. in North Carolina. She is a member of the Institute of Corporate Directors and the Pine River Institute, and is Vice-Chair of the Board of Governors for the University of Guelph and Vice-Chair of the Board of Governors of the Shaw Festival. Previously, she was appointed as the Chairperson of the Canadian Chamber of Commerce and the Canadian American Business Council. She serves as Honorary Consul for Luxembourg in Toronto. In 2012, she was awarded the Queen’s Diamond Jubilee Medal. Ms. Bruder was inducted in the Women’s Executive Network 100 Most Powerful Women in Canada Hall of Fame in 2016. Ms. Bruder holds a B.A. from the University of Guelph and an MBA (Gold Medalist) from Queen’s University. Shauneen Bruder Executive Vice-President, Operations – Royal Bank of Canada Age: 58(1) Ontario, Canada Director Since: April 25, 2017 Independent Principal Competencies: Finance/Accounting Strategy Sales/Marketing MEMBER OF (2) ATTENDANCE 2017 OTHER PUBLIC BOARDS DURING PAST 5 YEARS Board Donations and Sponsorships Committee (3) Finance Committee Human Resources and Compensation Committee Pension and Investment Committee (3) Strategic Planning Committee 100% 100% 100% 100% 100% 100% Nil 99.87% 2017 VOTES IN FAVOUR Mr. Carty retired as Vice-Chairman and Chief Financial Officer of Dell, Inc. (computer manufacturer), a position he assumed from January 2007 until June 2008, and as Chairman and CEO of AMR Corporation and American Airlines in 2003 after 30 years in the airline business, where he previously served as President and Executive Vice-President of Finance & Planning of AMR Airline Group and American Airlines. He was President and CEO of CP Air from 1985 to 1987. In the voluntary sector, Mr. Carty is on the Executive Board of the SMU Cox School of Business. He is a former Chairman of Big Brothers Big Sisters of America. In 1999, Board Alert named Mr. Carty one of the year’s Outstanding Directors and in 2015, he was named to the top 100 of the National Association of Corporate Directors List. He was named an Officer of the Order of Canada in 2003. In addition to serving on the public boards mentioned in the following table, Mr. Carty serves as Chairman of the board of Porter Airlines, Inc. Mr. Carty holds a B.A. and an Honorary Doctor of Laws from Queen’s University and an MBA from Harvard Business School. Donald J. Carty, O.C., LL.D. Corporate Director MEMBER OF (2) ATTENDANCE 2017 OTHER PUBLIC BOARDS DURING PAST 5 YEARS Age: 71 (1) Board Audit Committee (Chair) Corporate Governance and Nominating Committee Environment, Safety and Security Committee Human Resources and Compensation Committee Strategic Planning Committee 100% 100% 100% 100% 100% 100% Hawaiian Holdings, Inc. VMWare, Inc. EMC Corporation Virgin America Inc. Talisman Energy Inc. Barrick Gold Corporation Gluskin, Sheff & Associates Inc. Dell, Inc. (2016-present) (2015-present) (2015-2016) (2006-2016) (2009-2015) (2006-2013) (2006-2013) (1992-2013) Texas, U.S.A. Director Since: January 1, 2011 Independent Principal Competencies: Strategy Finance/Accounting Human Resources 98.96% 2017 VOTES IN FAVOUR 10 NOMINEES FOR ELECTION TO THE BOARD CN MANAGEMENT INFORMATION CIRCULAR 2018 SECURITIES HELD Value at RiskC$9,796,533 (4) Common Shares Owned or Controlled (5) February 201897,788 February 201788,512 SECURITIES HELD Value at RiskC$629,252 (4) Common Shares Owned or Controlled (5) February 20186,290 February 2017Nil

Mr. Giffin is a Partner and the Chair of the Public Policy and Regulation practice at Dentons US LLP (law firm), where he maintains offices in Washington, D.C. and Atlanta. He has been engaged in the practice of law or government service for more than thirty-five years. Mr. Giffin was United States Ambassador to Canada from 1997 to 2001. Mr. Giffin is a member of the Board of Trustees of the Jimmy Carter Presidential Center and is a member of the Council on Foreign Relations and the Tri-Lateral Commission. In addition to serving on the public boards mentioned in the following table, Mr. Giffin serves on the Board of Counsellors of McLarty Global and on the boards of directors of CIBC USA Holdings Inc. and Atlantic Trust Ltd. Mr. Giffin holds a B.A. from Duke University and a J.D. from Emory University School of Law. Ambassador Gordon D. Giffin Partner, Dentons US LLP Age: 68(1) Georgia, U.S.A. Director Since: May 1, 2001 Independent Principal Competencies: Public Policy Legal Human Resources MEMBER OF (2) ATTENDANCE 2017 OTHER PUBLIC BOARDS DURING PAST 5 YEARS Board Human Resources and Compensation Committee (Chair) Audit Committee (6) Donations and Sponsorships Committee (3) Pension and Investment Committee (3) Strategic Planning Committee 100% 100% 100% 100% 100% 100% Canadian Natural Resources Limited (Lead Director) TransAlta Corporation (Chair) ECN Capital Corp. Canadian Imperial Bank of Commerce Element Financial Corporation Just Energy Group Inc. (2002-present) (2002-present) (2016-2017) (2001-2017) (2013-2016) (2006-2015) 2017 VOTES IN FAVOUR 97.76% Ms. Godin is Vice-Chair of the Board and Executive Vice-President, Chief Planning and Administration Officer of CGI Group Inc. (“CGI”) where she oversees the development of enterprise-wide policies, programs and processes related to the management of CGI and their consistent and high-quality application across all CGI business units. Ms. Godin is responsible for ensuring the continuous development of CGI’s 72,500 professionals. Ms. Godin also directs the development and execution of CGI’s global strategy, and oversees CGI’s full spectrum of security activities, and leads mergers and acquisitions activity worldwide. Previously Ms. Godin was head of CGI’s strategic planning and the company’s global human resources function, including executive compensation and succession planning, as well as organizational model sustainability to secure organic growth. Before joining CGI, Ms. Godin founded Oxygen Corporate Health, a company that manages comprehensive health and wellness programs in the workplace. Oxygen merged its activities with those of CGI. In 2000, Ms. Godin co-founded Fondation Jeunesse-Vie, a non-profit organization that strives to reduce poverty, promote education and improve the health of children and teens in disadvantaged areas. Ms. Godin holds a B.A. from the Université de Sherbrooke. Julie Godin Vice-Chair of the Board and Executive Vice-President, Chief Planning and Administration Officer CGI Group Inc. Age: 43(1) Quebec, Canada Director Since: April 25, 2017 Independent Principal Competencies: Human Resources Strategy Finance/Accounting MEMBER OF (2) ATTENDANCE 2017 OTHER PUBLIC BOARDS DURING PAST 5 YEARS Board Corporate Governance and Nominating Committee Environment, Safety and Security Committee Finance Committee Human Resources and Compensation Committee Strategic Planning Committee 100% 100% 100% 100% 100% 100% CGI Group Inc. (2013-present) 99.85% 2017 VOTES IN FAVOUR 11 CN MANAGEMENT INFORMATION CIRCULAR 2018 NOMINEES FOR ELECTION TO THE BOARD SECURITIES HELD Value at RiskC$629,252 (4) Common Shares Owned or Controlled (5) February 20186,290 February 2017Nil SECURITIES HELD Value at RiskC$9,897,416 (4) Common Shares Owned or Controlled (5) February 201898,795 February 201795,487

Ms. Holiday is a Corporate Director and Trustee and a former General Counsel, United States Treasury Department and former Secretary of the Cabinet, The White House. Ms. Holiday serves on the public boards mentioned in the following table. She was also the recipient of the DirectWomen’s 2009 Sandra Day O’Connor Board Excellence Award, which honours women who have served with distinction on the board of a public company and advanced the value of diversity in the workplace. She is also the recipient of the Secretary of the Treasury’s highest award, the Alexander Hamilton Award. Ms. Holiday holds a B.S. and a J.D. from the University of Florida, and she was admitted to the bars of the states of Florida, Georgia and the District of Columbia. Edith E. Holiday Corporate Director & Trustee Age: 66(1) Florida, U.S.A. Director Since: June 1, 2001 Independent Principal Competencies: Legal Public Policy Strategy MEMBER OF (2) ATTENDANCE 2017 OTHER PUBLIC BOARDS DURING PAST 5 YEARS Board Pension and Investment Committee (3) (Chair) Audit Committee Finance Committee Human Resources and Compensation Committee Strategic Planning Committee 100% 100% 100% 100% 100% 100% Santander Consumer USA Holdings, Inc. White Mountains Insurance Group, Ltd. Franklin Templeton Group of Funds (various companies) Hess Corporation RTI International Metals, Inc. H.J. Heinz Company (2016-present) (2004-present) (1996-present) (1993-present) (1999-2015) (1994-2013) 2017 VOTES IN FAVOUR 97.42% Ms. Kempston Darkes is the retired Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation (“GM”). In 2009, she ended a 35-year career at GM during which she attained the highest operating position ever held by a woman at GM. From 1994 to 2001, she was President and General Manager of General Motors of Canada Limited and Vice-President of GM. She is an Officer of the Order of Canada, a member of the Order of Ontario and was ranked by Fortune magazine in 2009 as the 12th Most Powerful Woman in International Business and amongst the Women’s Executive Network’s 2012 Canada’s Most Powerful Women: Top 100 Award Winners. In 2006, she was the recipient of the Governor General of Canada’s Awards in Commemoration of the Persons Case and was inducted as a fellow of the Institute of Corporate Directors in 2011. She has also been an appointee of the Government of Canada to the Science, Technology and Innovation Council and the Advisory Council for Promoting Women on Boards. In addition to serving on the public boards mentioned in the following table, Ms. Kempston Darkes is the Lead Director of Irving Oil Company Ltd. Ms. Kempston Darkes has received Honorary Doctor of Law Degrees from the University of Toronto and the University of Victoria, as well as an Honorary Doctor of Commerce from Saint Mary’s University. She holds a B.A. in history and political science from Victoria University in the University of Toronto and an LL.B. from the University of Toronto Faculty of Law. V. Maureen Kempston Darkes, O.C., D. COMM., LL.D. Corporate Director Age: 69(1) Ontario, Canada Florida, U.S.A. Director Since: March 29, 1995 Independent Principal Competencies: Transport Industry/Safety Sales/Marketing Human Resources MEMBER OF (2) ATTENDANCE 2017 OTHER PUBLIC BOARDS DURING PAST 5 YEARS Board Environment, Safety and Security Committee (Chair) Audit Committee Corporate Governance and Nominating Committee Finance Committee Strategic Planning Committee 100% 100% 100% 100% 100% 100% Schlumberger Limited Enbridge Inc. Brookfield Asset Management Inc. Balfour Beatty Plc. (2014-present) (2010-present) (2008-present) (2012-2017) 97.14% 2017 VOTES IN FAVOUR 12 NOMINEES FOR ELECTION TO THE BOARD CN MANAGEMENT INFORMATION CIRCULAR 2018 SECURITIES HELD Value at RiskC$19,088,532 (4) Common Shares Owned or Controlled (5) February 2018190,809 February 2017187,577 SECURITIES HELD Value at RiskC$10,622,528 (4) Common Shares Owned or Controlled (5) February 2018106,033 February 2017109,389

The Honorable Denis Losier is the retired President and Chief Executive Officer of Assumption Life (life insurance company). Between 1989 and 1994, Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick, including Minister of Fisheries and Aquaculture and Minister of Economic Development and Tourism. Mr. Losier was co-chair of the University of Moncton’s Excellence Campaign. In 2008, he was named a member of the Security Intelligence Review Committee of Canada, and, as such, was made a Member of the Queen’s Privy Council. In addition to serving on the public boards mentioned in the following table, Mr. Losier was a director of Enbridge Gas New Brunswick until 2017 and is the past chair of the board of directors of Invest N.B. He is also a past member and director of the New Brunswick Business Council and Canadian Blood Services, respectively. Mr. Losier was appointed a Member of the Order of Canada in 2011. Mr. Losier holds a Bachelor of Economics from the University of Moncton and a Masters of Economics from the University of Western Ontario. Mr. Losier was awarded an Honorary Doctorate Degree in Business Administration from the University of Moncton. The Hon. Denis Losier, P.C., LL.D., C.M. Corporate Director Age: 65(1) New Brunswick, Canada Director Since: October 25, 1994 Independent Principal Competencies: Finance/Accounting Human Resources Sales/Marketing MEMBER OF (2) ATTENDANCE 2017 OTHER PUBLIC BOARDS DURING PAST 5 YEARS Board Corporate Governance and Nominating Committee (Chair) Donations and Sponsorships Committee (3) Human Resources and Compensation Committee Pension and Investment Committee (3) Strategic Planning Committee 100% 100% 100% 100% 100% 100% Plaza Retail REIT Capital DGMC Inc. NAV CANADA XL-ID Solutions Inc. (formerly, Excellium Inc.) (2007-present) (2013-2016) (2004-2013) (2013) 98.41% 2017 VOTES IN FAVOUR The Honorable Kevin G. Lynch is Vice-Chair, BMO Financial Group. In this role, Dr. Lynch is a key strategic advisor to senior management and represents BMO in domestic and international markets. Prior to joining BMO, Dr. Lynch built a distinguished public service career in the Government of Canada. Before his retirement in 2009, he served as Clerk of the Privy Council, Secretary to the Cabinet, and Head of the Public Service of Canada. Dr. Lynch began his public service career at the Bank of Canada in 1976 and has held a number of senior positions in the Government of Canada. These included the post of Deputy Minister of Industry, from 1995 to 2000, and Deputy Minister of Finance, from 2000 to 2004. From 2004 to 2006, he served as Executive Director (for the Canadian, Irish and Caribbean constituency) at the International Monetary Fund in Washington, D.C. In addition to serving on the public boards mentioned in the following table, Dr. Lynch is the Chancellor of the University of King’s College and the past Chair of the Board of Governors of the University of Waterloo. As well, Dr. Lynch is a Trustee of the Killam Trusts, and serves on several other boards, including those of Communitech, the Governor General’s Rideau Hall Foundation and the Asia Pacific Foundation of Canada. Dr. Lynch is also a member of the World Economic Forum’s Global Policy Councils. Dr. Lynch has received eleven honorary degrees from Canadian universities and was made a Member of the Queen’s Privy Council for Canada in 2009, and an Officer of the Order of Canada in 2011. He has been awarded the Distinguished Alumni Award from McMaster University and the Queen’s Golden and Diamond Jubilee Medals. The Honorable Kevin G. Lynch earned his master’s in Economics from the University of Manchester and a doctorate in Economics from McMaster University. The Hon. Kevin G. Lynch, P.C., O.C., PH.D., LL.D. Vice-Chair, BMO Financial Group Age: 67(1) Ontario, Canada Director Since: April 23, 2014 Independent Principal Competencies: Public Policy Finance/Accounting Strategy MEMBER OF (2) ATTENDANCE 2017 OTHER PUBLIC BOARDS DURING PAST 5 YEARS Board Finance Committee (Chair) Corporate Governance and Nominating Committee Human Resources and Compensation Committee Pension and Investment Committee (3) Strategic Planning Committee 100% 100% 100% 100% 100% 100% SNC-Lavalin Group Inc. (Chairman) CNOOC Limited Empire Company Limited (Sobeys, Inc.) (2017-present) (2014-present) (2013-2017) 99.81% 2017 VOTES IN FAVOUR 13 CN MANAGEMENT INFORMATION CIRCULAR 2018 NOMINEES FOR ELECTION TO THE BOARD SECURITIES HELD Value at RiskC$2,132,052 (4) Common Shares Owned or Controlled (5) February 201821,312 February 201717,238 SECURITIES HELD Value at RiskC$29,141,752 (4) Common Shares Owned or Controlled (5) February 2018291,301 February 2017288,917

Mr. O’Connor is the retired chair of the board of directors of Republic Services, Inc., a leading provider of non-hazardous solid waste collection, recycling and disposal services in the United States. From 1998 to 2011, Mr. O’Connor was chair and Chief Executive Officer of Republic Services, Inc. Prior to 1998, he had held various management positions at Waste Management, Inc. In 2001, Mr. O’Connor was the recipient of the Ellis Island Medal of Honor from the National Ethnic Coalition of Organizations (NECO) which rewards Americans who exemplify outstanding qualities in both their personal and professional lives, while continuing to preserve the richness of their particular heritage. He was named to the list of America’s Best CEOs each year, between 2005 and 2010. In 2011, Mr. O’Connor was named to the Institutional Investors’ All American Executive Team. He is also active in many community causes, especially those that benefit children. Mr. O’Connor has served on the board of directors of the SOS Children’s Village. In addition to serving on the public boards mentioned in the following table, Mr. O’Connor serves on the board of directors of the South Florida P.G.A. of America Foundation. Mr. O’Connor holds a Bachelor of Science in Commerce (concentration in accounting) from DePaul University. James E. O’Connor Corporate Director Age: 68(1) Florida, U.S.A. Director Since: April 27, 2011 Independent Principal Competencies: Strategy Engineering/Environment Human Resources MEMBER OF (2) ATTENDANCE 2017 OTHER PUBLIC BOARDS DURING PAST 5 YEARS Board Strategic Planning Committee (Chair) Audit Committee Environment, Safety & Security Committee Finance Committee Human Resources and Compensation Committee 100% 100% 100% 100% 100% 100% Casella Waste Systems, Inc. (Lead Director) Clean Energy Fuels Corp. (2015-present) (2011-present) 2017 VOTES IN FAVOUR 99.36% Mr. Pace became Chair of the Board of Directors of CN in 2014 and is President and Chief Executive Officer, The Pace Group (radio broadcasting, real estate development and environmental services). He began his professional career practicing law in Halifax. In 1981, he accepted an appointment to act as the Atlantic Advisor to the Prime Minister of Canada, the Right Honorable Pierre Elliott Trudeau, in Ottawa. In addition to serving on the public boards mentioned in the following table, Mr. Pace is Chairman of the Walter Gordon Foundation, a director of the Atlantic Salmon Federation and former director of the Asia Pacific Foundation. Mr. Pace holds an MBA and an LL.B from Dalhousie University and holds an Honorary Doctor of Commerce Degree from Saint Mary’s University. He was appointed a Member of the Order of Canada in 2016. Mr. Pace has also completed Corporate Director education programs at both Harvard and Chicago Business Schools. Robert Pace, D. COMM., C.M. Chair of the Board, CN President & CEO, The Pace Group Age: 63(1) Nova Scotia, Canada Director Since: October 25, 1994 Independent Principal Competencies: Human Resources Transport Industry/Safety Strategy MEMBER OF (2) ATTENDANCE 2017 OTHER PUBLIC BOARDS DURING PAST 5 YEARS High Liner Foods Incorporated Hydro One Inc. (1998-present) (2007-2014) Board (Chair) Corporate Governance and Nominating Committee Donations and Sponsorships Committee (3) Environment, Safety & Security Committee Strategic Planning Committee 100% 100% 100% 100% 100% 98.64% 2017 VOTES IN FAVOUR 14 NOMINEES FOR ELECTION TO THE BOARD CN MANAGEMENT INFORMATION CIRCULAR 2018 SECURITIES HELD Value at RiskC$32,685,269 (4) Common Shares Owned or Controlled (5) February 2018326,722 February 2017315,223 SECURITIES HELD Value at RiskC$3,098,308 (4) Common Shares Owned or Controlled (5) February 201830,927 February 201728,412

Mr. Phillips is the President of R.L. Phillips Investments Inc. and was previously President and Chief Executive Officer and director of British Columbia Railway Company Limited from 2001 to 2004. Mr. Phillips was Executive Vice-President, Business Development and Strategy for MacMillan Bloedel Ltd. and, before that, held the position of Chief Executive Officer at PTI Group and Dreco Energy Services Limited. He also enjoyed a prestigious career as a corporate lawyer and was appointed to the Queen’s Counsel in Alberta in 1991. Mr. Phillips was inducted as a fellow of the Institute of Corporate Directors in June 2017. In addition to serving on the public boards mentioned in the following table, Mr. Phillips served as a director of the Canadian Chamber of Commerce, as a member of the Alberta Economic Development Authority (AEDA) and as a director of the Export and Trade Committee of the AEDA. Mr. Phillips received his Bachelor of Laws (Gold Medalist), and Bachelor of Science, Chemical Engineering (Hons) from the University of Alberta. Robert L. Phillips President, R.L. Phillips Investments Inc. Age: 67(1) British Columbia, Canada Director Since: April 23, 2014 Independent Principal Competencies: Transport Industry/Safety Strategy Sales/Marketing MEMBER OF (2) ATTENDANCE 2017 OTHER PUBLIC BOARDS DURING PAST 5 YEARS Board Audit Committee Corporate Governance and Nominating Committee Environment, Safety & Security Committee Human Resources and Compensation Committee Strategic Planning Committee 100% 100% 100% 100% 100% 100% West Fraser Timber Co. Ltd (Lead Director) Maxar Technologies Ltd (formerly MacDonald Dettwiler & Associates Ltd.) (Chairman) Canadian Western Bank (Chair) Precision Drilling Corporation Epcor Utilities Inc. Axia NetMedia Corporation Capital Power Corporation (2005-present) (2003-present) (2001-present) (2004-2017) (2000-2014) (2005-2014) (2009-2013) 2017 VOTES IN FAVOUR 98.17% Ms. Stein is the Executive Vice-President – General Counsel & Corporate Affairs of The Clorox Company (marketer and manufacturer of consumer products) where she serves on the executive committee. From 2000 to 2005, Ms. Stein was Senior Vice-President, General Counsel of the H.J. Heinz Company. She was also previously a corporate lawyer with Morrison & Foerster in San Francisco and Hong Kong. Ms. Stein is a former director of Nash Finch Company and serves on the boards of several not-for-profit organizations, including Corporate Pro Bono, Equal Justice Works, the Leadership Council on Legal Diversity and the Association of General Counsel. Previously, Ms. Stein was chair of the Association of Corporate Counsel, co-chair of the General Counsel Committee of the ABA Business Law Section and a director of the Pittsburgh Ballet Theater. Ms. Stein has received the Margaret Brent Award, the American Bar Association’s highest award for women lawyers; the Sandra Day O’Connor Board Excellence Award; and the Corporate Board Member America’s Top General Counsel Recognition Award. Ms. Stein received her J.D. from Harvard Law School, and is a graduate of Dartmouth College where she earned undergraduate and master’s degrees. Laura Stein Executive Vice-President – General Counsel & Corporate Affairs, The Clorox Company Age: 56(1) California, U.S.A. Director Since: April 23, 2014 Independent Principal Competencies: Legal Engineering/Environment Finance/Accounting MEMBER OF (2) ATTENDANCE 2017 OTHER PUBLIC BOARDS DURING PAST 5 YEARS Board Audit Committee Environment, Safety & Security Committee Finance Committee Human Resources and Compensation Committee Strategic Planning Committee 100% 100% 100% 100% 100% 100% Franklin Resources Inc. (2005-present) 99.35% 2017 VOTES IN FAVOUR (1) The age of the directors is provided as at April 24, 2018, the date of the Meeting. (2) For a detailed review of the 2017 Board and committee attendance by directors, please refer to the Attendance Table found in the “Statement of Corporate Governance Practices” section of this Information Circular. (3) The Donations and Sponsorships Committee and the Pension and Investment Committee are mixed committees composed of both members of the Board of Directors, as well as officers of the Company. (4) The Value at Risk represents the total value of common shares and Deferred Share Units (“DSUs”) under the Deferred Share Unit Plan for Directors (“DSU Plan”), which total value is based on the February 26, 2018, closing price of the common shares on the Toronto Stock Exchange (C$100.04) or, for Donald J. Carty, Ambassador Gordon D. Giffin, Edith E. Holiday, James E. O’Connor and Laura Stein, the closing price of the common shares on the New York Stock Exchange (U.S.$78.97) converted in Canadian dollars using the closing exchange rate (U.S.$1.00 = C$1.2686) on the same date. (5) The information regarding common shares beneficially owned, controlled or directed directly or indirectly, has been furnished by the respective nominees individually and includes DSUs for non-executive directors. For further information on the DSU Plan, please see the “Board of Directors Compensation” section of this Information Circular. (6) As of January 22, 2018, Ambassador Gordon D. Giffin stepped down from the Audit Committee. 15 CN MANAGEMENT INFORMATION CIRCULAR 2018 NOMINEES FOR ELECTION TO THE BOARD SECURITIES HELD Value at RiskC$2,060,530 (4) Common Shares Owned or Controlled (5) February 201820,568 February 201716,632 SECURITIES HELD Value at RiskC$2,613,245 (4) Common Shares Owned or Controlled (5) February 201826,122 February 201721,370

Additional Disclosure Relating to Directors information provided to it by the nominees for election to the Board of Directors, no such nominee is or has been, in the last 10 years, a director or executive officer of any company that, while such person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, As of the date hereof, to the knowledge of the Company and based upon (ii) Mr. Giffin, a director of the Company, was a director of AbitibiBowater Inc. AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code on April 16, 2009. AbitibiBowater Inc. and certain of its Canadian subsidiaries filed for creditor protection under the CCAA in Canada on April 17, 2009. Mr. Giffin resigned as a director of AbitibiBowater Inc. on January 22, 2009; and (iii) Mr. Losier, a director of the Company, was a director of XL-ID Solutions Inc. (formerly, Excellium Inc.) (“XL-ID”) from July 23, 2013 to August 29, 2013. On January 3, 2014, XL-ID announced that it had submitted a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On February 13, 2014, XL-ID announced that it had received a final order from the Superior Court of Quebec approving the proposal approved by its creditors. arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following: (i) Ms. Kempston Darkes, a director of the Company, was an officer of GM when GM filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on June 1, 2009. None of the operations for which she was directly responsible in Latin America, Africa and the Middle East were included in the bankruptcy filing. GM emerged from bankruptcy protection on July 10, 2009, in a reorganization in which a new entity acquired GM’s most valuable assets. Ms. Kempston Darkes retired as a GM officer on December 1, 2009; 16 NOMINEES FOR ELECTION TO THE BOARD CN MANAGEMENT INFORMATION CIRCULAR 2018

Board of Directors Compensation CN’s compensation program is designed to attract and retain the most qualified people to serve on CN’s Board and its committees and takes into account the risks and responsibilities of being an effective director. To reflect the Company’s extensive operations in the United States and the Company’s need to attract and retain directors with experience in doing business in the United States, the compensation of the non-executive directors of the Company is designed to be comparable to that of large U.S.-based companies. The Board sets the compensation of non-executive directors based on the Corporate Governance and Nominating Committee’s recommendations. This Committee regularly reviews the compensation of non-executive directors and recommends to the Board such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the Board and committee members and to remain competitive with director compensation trends in Canada and the U.S. Any director who is also an employee of the Company or of any of its affiliates, does not receive any compensation as a director. The Corporate Governance and Nominating Committee retained the services of Willis Towers Watson in late 2014 to provide expertise and advice on a compensation market review for the non-executive directors. For this study, the Committee mandated Willis Towers Watson to assist in the determination of the appropriate comparator groups for CN non-executive directors, review the level and form of directors’ compensation for the comparator groups, and review the trends in level and form of director compensation in Canada and the U.S. Following such review of the compensation arrangements for non-executive directors, the Board, upon the advice of the Corporate Governance and Nominating Committee, approved revisions to non-executive directors’ compensation, which became effective on January 1, 2015, and consisted of an all-inclusive annual retainer structure comprising both a cash and an equity component. Board and committee meeting attendance fees, as well as travel attendance fees were eliminated and the flat-fee compensation structure now applies regardless of the number of meetings attended by directors. The new compensation structure was initially set for two years starting in 2015 and was reviewed and considered appropriate for the 2017 and the 2018 years. The flat-fee approach was found to be consistent with the compensation trends of the comparator groups, adds predictability to compensation paid to non-executive directors, and is simpler to administer. Comparator Groups In late 2014, Willis Towers Watson compared CN’s non-executive directors compensation against three separate comparator groups: (i) selected Class I Railroads (see table below) composed of the same companies used for benchmarking the NEOs’ compensation, given CN is one of the Class I Railroads; (ii) a Canadian peer group of companies (see table below) with comparable size to CN in terms of revenues and market capitalization, given CN is a Canadian company competing to attract and retain Canadian directors; and (iii) the U.S. companies comprised of the Standard and Poor’s 500 Index, given CN’s extensive network in the U.S. and its need to attract and retain U.S.-based directors. Willis Towers Watson indicated that CN’s compensation for non-executive directors was well-aligned with the upper end of each of these comparator groups. Selected Class I Railroads COMPANY NAME Canadian Peer Group of Companies COMPANY NAME PRIMARY INDUSTRY Union Pacific Corporation (U.S.) Norfolk Southern Corporation (U.S.) Canadian Pacific Railway Ltd. (Cdn.) CSX Corporation (U.S.) Chemicals Airlines Banks Metals & Mining Diversified Telecommunication Aerospace & Defense Banks of Commerce Oil, Gas and Consumable Fuels Road & Rail Multiline Retail Oil, Gas and Consumable Fuels IT services Insurance Corporation Chemicals Diversified Telecommunication Insurance Oil, Gas and Consumable Fuels Metals & Mining Diversified Telecommunication Media Oil, Gas and Consumable Fuels Agrium Inc. Air Canada Bank of Montreal Barrick Gold Corporation BCE Inc. Bombardier Inc. Canadian Imperial Bank of Commerce Canadian Natural Resources Ltd. Canadian Pacific Railway Ltd. Canadian Tire Corporation Cenovus Energy Inc. CGI Group Inc. Manulife Financial Potash Corporation of Saskatchewan Rogers Communications Inc. Sun Life Financial Inc. Suncor Energy Inc. Teck Resources Ltd. Telus Corporation Thomson Reuters Corporation TransCanada Corporation 17 CN MANAGEMENT INFORMATION CIRCULAR 2018 BOARD OF DIRECTORS COMPENSATION

Compensation levels The following table shows the compensation levels for CN’s non-executive directors during 2017. The Corporate Governance and Nominating Committee reviewed the compensation levels for CN’s non-executive directors in 2017 and in light of the flat fee compensation structure, resolved that such compensation levels remain unchanged for 2018. Directors’ compensation levels have therefore remained the same since 2015. FEES (U.S.$) TYPE OF FEE (1) 2017 Board Chair Cash Retainer (2) Board Chair Share Grant Retainer (2) Director Cash Retainer Director Share Grant Retainer Committee Chair Cash Retainers (3) Audit and HRC Committees Chairs Other Committees Chairs C ommittee Member Cash Retainer 175,000 375,000 35,000 200,000 (1) The non-executive directors (including the Board Chair) may choose to receive all or part of their cash retainers in common shares or DSUs (see the following Compensation Tables for details) and their common share grant retainer can also be received in DSUs. The common shares are purchased on the open market. (2) The Board Chair receives no additional director retainer nor committee chair or committee member retainer. (3) Committee chairs receive no additional committee chair or committee member retainer. 75,000 65,000 55,000 Compensation Table in Canadian Dollars (1) The table below reflects in detail the compensation earned by the Company’s non-executive directors in the 12-month period ended December 31, 2017, in accordance with the disclosure rules issued by the Canadian Securities Administrators (the “CSA”). Directors’ compensation has been set in U.S. dollars since 2002 and the fluctuation in the exchange rate affects year-over-year comparability. Please see footnote 1 in the below table for currency exchange information and the Compensation Table in U.S. dollars. FEES EARNED (C$) PERCENTAGE OF TOTAL FEES RECEIVED IN COMMON DIRECTOR ANDCOMMITTEE CHAIR & BOARD CHAIR COMMITTEE MEMBER CASH RETAINER CASH RETAINER SHARE-BASED AWARDS (3) (C$) ALL OTHER COMPENSATION (C$) TOTAL CASH RETAINERS (2) TOTAL (C$) SHARES AND/OR DSUs (5) DIRECTOR CURRENT DIRECTORS (1) All directors earned compensation in U.S. dollars. The directors and the Board Chair may choose to receive all or part of their cash retainers in common shares or DSUs, and may also choose to receive their common share grant retainer in DSUs. Compensation received in cash was converted to Canadian dollars using the average rate of exchange of the Bank of Canada for 2017 (U.S.$1.00 = C$1.2986). Compensation elected to be received in common shares or DSUs was converted to Canadian dollars using the rate of exchange of the Bank of Canada (U.S.$1.00 = C$1.3098), on the purchase day (January 26, 2017). Such compensation elected to be received in common shares or DSUs by Ms. Shauneen Bruder and Ms. Julie Godin were converted to Canadian dollars using the rate of exchange of the Bank of Canada (U.S.$1.00 = C$1.3500) on May 31, 2017. (2) The following directors elected to receive cash retainers in common shares or DSUs with respect to the amounts set forth beside their names: Shauneen Bruder (C$91,126), Donald J. Carty (C$144,078), Julie Godin (C$91,126), the Hon. Kevin G. Lynch (C$130,980), and Laura Stein (C$117,882). (3) Represents a common share grant valued at U.S.$200,000 received by each non-executive director as part of the Director Retainer and U.S.$375,000 for the Board Chair as part of the Board Chair Retainer. See Note 1 for currency conversion information. (4) Includes the value of insurance premiums for 2017 for North American emergency protection outside Mr. Pace’s province of residence. The annual cost to the Company for such benefits was C$1,978.58. (5) This percentage is calculated by dividing the aggregate of the cash retainer elected by non-executive directors to be received in common shares or DSUs described in note (1) above and the value provided under the share-based awards column, by the value provided under the total column. The calculations are based on the directors’ U.S. dollar denominated compensation. (6) Shauneen Bruder and Julie Godin were elected to the Board of Directors on April 25, 2017. 18 BOARD OF DIRECTORS COMPENSATION CN MANAGEMENT INFORMATION CIRCULAR 2018 Shauneen Bruder (6) 35,43855,68891,126180,000271,126100% Donald J. Carty 45,84398,235144,078261,960406,038100% Ambassador Gordon D. Giffin 45,45197,395142,846261,960404,80665% Julie Godin (6) 35,43855,68891,126180,000271,126100% Edith E. Holiday 45,45184,409129,860261,960391,82067% V. Maureen Kempston Darkes 45,45184,409129,860261,960391,82067% The Hon. Denis Losier 45,45184,409129,860261,960391,82067% The Hon. Kevin G. Lynch 45,84385,137130,980261,960392,940100% James E. O’Connor 45,45184,409129,860261,960391,82067% Robert Pace 227,255–227,255491,1751,979 (4) 720,40968% Robert L. Phillips 45,45171,423116,874261,960378,83469% Laura Stein 45,84372,039117,882261,960379,842100% TOTAL 708,366873,2411,581,6073,208,8151,9794,792,40181%

Compensation Table in U.S. Dollars The table below reflects in detail the compensation earned by the Company’s non-executive directors in U.S. dollars in the 12-month period ended December 31, 2017. Fees Earned (U.S.$) DIRECTOR AND COMMITTEE CHAIR & COMMITTEE MEMBER CASH RETAINER BOARD CHAIR CASH RETAINER SHARE BASED AWARDS NAME OF DIRECTOR TOTAL CASH RETAINERS TOTAL (1) Shauneen Bruder and Julie Godin were elected to the Board of Directors on April 25, 2017. (2) Excludes the value of insurance premiums for 2017 for North American emergency protection outside Mr. Pace’s province of residence. The annual cost to the Company for such benefits was C$1,978.58. Share Ownership The directors of the Company play a central role in enhancing shareholder value and each has a substantial investment in the Company. The Board has adopted a guideline to the effect that each non-executive director should own, within five years of joining the Board, common shares, DSUs or similar share equivalents of CN, if any, (“CN Securities”) with a value of at least the higher of: (i) C$500,000, or (ii) the Concurrent with the changes made to the compensation structure effective in 2015, the share ownership requirements for non-executive directors were modified to include the requirement that each director hold CN Securities with a value of at least the higher of: (i) C$250,000 or (ii) 50% of the Minimum Shareholding Requirement, for a period of two years after the director leaves the Board. Approximately 81% of the total annual compensation of the non-executive directors for Directors’ ownership requirement for two years beyond board tenure aligns with longer-term stewardship. Directors are required to be paid at least 50% in the form of equity until they attain their share ownership requirements. Canadian dollar equivalent of three times the aggregate of the annual director retainer (which includes cash and the value of any grant of CN Securities and in the case of the Board Chair, the aggregate of the annual Board Chair retainer in cash and the value of any grant of CN Securities) (the “Minimum Shareholding Requirement”). Each non-executive director is 2017 was in the form of CN Securities. The average value of CN Securities owned by non-executive directors is approximately C$10.2 million (based on the February 26, 2018 closing price of the common shares of the Company on the TSX (C$100.04), or the New York Stock Exchange (“NYSE”) (U.S.$78.97) for U.S. directors). required to continue to hold such value throughout his or her tenure as a director and the CN Securities held to comply with the Minimum Shareholding Requirement shall not be, during the director’s tenure, the object of specific monetization procedures or other hedging procedures to reduce the exposure related to his or her holding. Each non-executive director is required to receive at least 50% of his or her annual director, committee, Board Chair and committee chair cash retainers in CN Securities and may elect to receive up to 100% of such retainers in CN Securities until his or her Minimum Shareholding Requirement is met. Once the Minimum Shareholding Requirement is met, directors may continue to elect to receive up to 100% of such retainers in CN Securities. 19 CN MANAGEMENT INFORMATION CIRCULAR 2018 BOARD OF DIRECTORS COMPENSATION Shauneen Bruder (1) 26,25041,25067,500133,333200,833 Donald J. Carty 35,00075,000110,000200,000310,000 Ambassador Gordon D. Giffin 35,00075,000110,000200,000310,000 Julie Godin (1) 26,25041,25067,500133,333200,833 Edith E. Holiday 35,00065,000100,000200,000300,000 V. Maureen Kempston Darkes 35,00065,000100,000200,000300,000 The Hon. Denis Losier 35,00065,000100,000200,000300,000 The Hon. Kevin G. Lynch 35,00065,000100,000200,000300,000 James E. O’Connor 35,00065,000100,000200,000300,000 Robert Pace 175,000–175,000375,000550,000(2) Robert L. Phillips 35,00055,00090,000200,000290,000 Laura Stein 35,00055,00090,000200,000290,000 TOTAL 542,500667,5001,210,0002,441,6673,651,667

Share Ownership Table The following table provides information on the number and the value of common shares and DSUs owned by each nominee for election to the Board of Directors as at February 26, 2018, and the Minimum Shareholding Requirement status. 2017 2017 TOTAL NUMBER TOTAL VALUE NUMBER OF COMMON TOTAL VALUE 2017OF COMMON OF COMMON GUIDELINE MET SHARES OR INVESTMENT OF COMMON TOTAL VALUE SHARES OWNED, VALUE AT RISK AS MULTIPLE OF SHAREHOLDING REQUIREMENT SHARES OWNED, CONTROLLED OR DIRECTED SHARES (VALUE OF DSUs CONTROLLED OR AND DSUsREQUIRED TO (VALUE AT RISK) (3) MEET GUIDELINE AT RISK) (3) (C$) (VALUE AT RISK) (3) DIRECTED NUMBER OF DSUs HELD (2) YEAR (1) AND DSUs (2) DIRECTOR (C$) (C$) (C$) (1) The number of common shares and DSUs held by each director for 2018 is set out as at February 26, 2018, and for 2017, is set out as at February 27, 2017. (2) Includes DSUs elected as part of directors’ compensation. (3) The total value is based on the February 26, 2018 closing price of the common shares on the TSX (C$100.04) or, for Donald J. Carty, Ambassador Gordon D. Giffin, Edith E. Holiday, James E. O’Connor and Laura Stein, the NYSE (U.S.$78.97) converted into Canadian dollars using the closing exchange rate (U.S.$1.00 = C$1.2686) on the same date. Directors’ Deferred Share Unit Plan Subject to the Minimum Shareholding Requirement, non-executive directors may elect to receive all or part of their director, committee member, Board Chair, and committee chair cash retainers either in cash, common shares of the Company purchased on the open market or DSUs. They may also elect to receive their common share grant retainer in DSUs. Each DSU entitles the beneficiary thereof to receive upon resignation, retirement or death, one common share of the Company purchased on the open market, plus additional DSUs reflecting dividend equivalents. Each director has an account where notional DSUs are credited and held until the director leaves the Board. The number of DSUs credited to each director’s account is calculated by dividing the amount elected to be received in DSUs by the non-executive director by the common share price on the day the credit is made. Participants in the DSU Plan are credited additional notional DSUs that are equivalent to the dividends declared on the Company’s common shares. The number of DSUs is calculated using the methodology described above, using the total notional dividend amount and the share price on the dividend payment date. Such additional DSUs are credited to each non-executive director’s account on each dividend payment date. When a non-executive director leaves the Board, the Company is required to deliver to such director a number of common shares purchased on the open market equivalent to the number of DSUs held by the director in the DSU Plan, taking into account the appropriate tax withholdings. All administration costs as well as any brokerage fees associated with the purchase and delivery of common shares are supported by CN. 20 BOARD OF DIRECTORS COMPENSATION CN MANAGEMENT INFORMATION CIRCULAR 2018 Shauneen Bruder 2018–6,2906,290 2017–––629,252–629,252265,1111 VARIATION –6,2906,290 Donald J. Carty 201877,75920,02997,788 201768,8027,790,00119,7102,006,53288,5129,796,53311 VARIATION 8,9573199,276 Ambassador Gordon D. Giffin 201848,57150,22498,795 201746,5604,865,90848,9275,031,50895,4879,897,41611 VARIATION 2,0111,2973,308 Julie Godin 2018–6,2906,290 2017–––629,252–629,252265,1111 VARIATION –6,2906,290 Edith E. Holiday 201869,49736,536106,033 201774,6796,962,30334,7103,660,226109,38910,622,52812 VARIATION(5,182) 1,826(3,356) V. Maureen Kempston Darkes 2018136,02854,781190,809 2017133,66813,608,24153,9095,480,291187,57719,088,53221 VARIATION 2,3608723,232 The Hon. Denis Losier 2018172,254119,047291,301 2017174,25417,232,290114,66311,909,462288,91729,141,75233 VARIATION(2,000) 4,3842,384 The Hon. Kevin G. Lynch 2018–21,31221,312 2017––17,2382,132,05217,2382,132,0522 VARIATION –4,0744,074 James E. O’Connor 201830,927–30,927 201728,4123,098,308––28,4123,098,3083 VARIATION 2,515–2,515 Robert Pace 2018205,457121,265326,722 2017200,55720,553,918114,66612,131,351315,22332,685,26916 VARIATION 4,9006,59911,499 Robert L. Phillips 20189,62516,49726,122 20177,625962,88513,7451,650,36021,3702,613,2453 VARIATION 2,0002,7524,752 Laura Stein 2018–20,56820,568 2017––16,6322,060,53016,6322,060,5302 VARIATION –3,9363,936

Statement of Corporate Governance Practices General We are committed to adhering to the highest standards of corporate governance and our corporate governance practices were designed in a manner consistent with this objective. The role, specific mandate and functioning rules of the Board of Directors and of each of its committees are set forth in our Corporate Governance Code of Business Conduct Our Code of Business Conduct is applicable to all directors, officers and employees of CN. We expect everyone working on our Company’s behalf, including consultants, agents, suppliers and business partners, to obey the law and adhere to high ethical standards. The Code of Business Conduct addresses many important matters, including conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing, compliance with laws and reporting of any illegal or unethical behaviour. The Corporate Governance and Nominating Committee and CN’s Corporate Governance Manual is revised regularly with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving best practices, changing circumstances and our needs. Manual which was formally approved by the Board of Directors on January 21, 2003, and last amended on December 15, 2017. Our Corporate Governance Manual is available on our website at www.cn.ca, under Delivering Responsibly/Governance. It is revised regularly with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving best practices, changing circumstances and our needs. Our Corporate Governance Manual forms part of the documentation given to all persons elected or appointed to the Board of Directors. CN’s Code of Business Conduct clearly communicates CN’s organizational mission, values, and principles; and, most importantly, serves as a reference guide for employees to support everyday decision making. the Board of Directors review and update the Code of Business Conduct regularly to ensure that it is consistent with current industry trends and standards; clearly communicates CN’s organizational mission, values, and principles; and, most importantly, serves as a reference guide for employees to support everyday decision making. Although waivers to the Code of Business Conduct may be granted in exceptional circumstances, no waiver has ever been granted to a director or executive officer in connection therewith. As a Canadian reporting issuer with securities listed on the TSX and the NYSE, our corporate governance practices comply with applicable rules adopted by the CSA, applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related rules of the SEC. We are exempted from complying with many of the NYSE corporate governance rules, provided that we comply with Canadian governance requirements. Except as summarized on our website at www.cn.ca, under Delivering Responsibly/Governance, our governance practices comply with the NYSE corporate governance rules in all significant respects. The CSA adopted, in June 2005, National Instrument 58-101 — Disclosure of Corporate Governance Practices (as amended from time to time, the “Disclosure Instrument”) and National Policy 58-201 — Corporate Governance Guidelines (as amended from time to time, the “Governance Policy”). The Governance Policy provides guidance on governance practices to Canadian issuers, while the Disclosure Instrument requires issuers to make the prescribed disclosure regarding their own governance practices. The Company believes that its corporate governance practices meet and exceed the requirements of the Disclosure Instrument and the Governance Policy. The text set forth hereunder refers to the items of the Disclosure Instrument as well as to the guidelines of the Governance Policy, where applicable. The Company also refers, where appropriate, to the NYSE Corporate Governance Standards (the “NYSE Standards”). The Board of Directors is of the opinion that the Company’s corporate governance practices are well designed to assist the Company in achieving its principal corporate objective, which is the enhancement of shareholder value. The mandate of the Board is set out in Schedule “A” to this Information Circular. The Board of Directors has approved the disclosure of the Company’s governance practices described below, on the recommendation of the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee reviews, monitors and oversees the disclosure relating to the Company’s Code of Business Conduct. Each year, management reports to such committee on the implementation of the Code of Business Conduct within the organization and on any significant contravention of the Code of Business Conduct by employees of the Company. The Office of the Ombudsman offers a confidential, neutral and informal avenue which facilitates fair and equitable resolutions to concerns arising within the Company. Yearly, the CN Ombudsman presents a report that summarizes all cases logged and handled by the Office of the Ombudsman to the Corporate Governance and Nominating Committee. The Company believes that ethical business conduct is an important part of its success. Hence, the mandate of the Board attached as Schedule “A” to this Information Circular states that the Board has the responsibility for overseeing management in the competent and ethical operation of the Company. The Board of Directors and management are committed to maintaining and instilling a strong ethical culture at CN, and as such, have developed a solid ethics program based on CN’s core values of integrity and respect. The Code of Business Conduct is regularly reviewed to ensure it reflects those core values and remains consistent with industry trends and standards. Each director, executive officer and management employee must certify annually his or her compliance with the Code of Business Conduct and employees are required to complete an on-line training course on the Code of Business Conduct. To further strengthen our core values of integrity and respect, a live training course on Doing the Right Thing was provided to all managers in 2017. This training reflected the importance of protecting CN’s reputation, understanding what Doing the Right Thing means and how to identify and avoid potential conflict of interest situations. This training is also part of every new employee’s onboarding program. 21 CN MANAGEMENT INFORMATION CIRCULAR 2018 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

As part of such ethics program, employees are required to avoid outside interests that may impair or appear to impair the effective performance of their responsibilities to the Company, and be fair and impartial in all dealings with customers, suppliers and partners. Employees must report to their manager any real or potential conflict of interest, and as required, provide written disclosure of such conflict. Similarly, the Board requests that every director disclose any direct or indirect interest he or she has in any organization, business or association, which could place the director in a conflict of interest. Every year, a questionnaire is sent to each director to ensure that the director is in no such conflict that has not been disclosed. Should there be a discussion or decision relating to an organization, business or association in which a director has an interest, the Board will request that such director not participate or vote in any such discussion or decision. The Board of Directors also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints or concerns to CN; and (ii) to communicate directly with the Board Chair, who presides over all non-executive director sessions. These procedures are described on our website at www.cn.ca, under Delivering Responsibly/Governance. The Code of Business Conduct provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through CN’s Hotline. The Code of Business Conduct is available on our website at www.cn.ca, under Delivering Responsibly/Governance and in print to any shareholder who requests a copy by contacting our Corporate Secretary. The Code of Business Conduct has also been filed with the Canadian and U.S. securities regulatory authorities. Independent Chair of the Board The Company’s Board has been led by a non-executive Chair since it became public in 1995 and we believe that the separation of the positions of President and Chief Executive Officer and Chair of the Board contributes to allowing the Board to function independently of management. Our Corporate Governance Manual provides that the Board Chair must be an independent director who is designated by the Board. The Corporate Governance Manual describes the responsibilities of the Chair of the Board. The key role of the Board Chair is to take all reasonable measures to ensure that the Board (i) has structures and procedures in place to enable it to function independently of management; (ii) carries out its responsibilities effectively; and (iii) clearly understands and respects the boundaries between the responsibilities of the Board and those of management. Mr. Pace, who is the current independent Chair, became Chair of the Board on April 23, 2014. Position Descriptions Our Corporate Governance Manual includes position descriptions for the Board Chair and the Committee Chairs, as well as a position description for the President and Chief Executive Officer of the Company. Committees of the Board Given our size, nature and geographical scope of our activities and the great number of laws and regulations to which we are subject, the Board of Directors has subdivided its supervision mandate into six areas and has established committees that have certain responsibilities for such areas. These committees are the Audit Committee, the Finance Committee, the Corporate Governance and Nominating Committee, the Human Resources and Compensation Committee, the Environment, Safety and Security Committee and the Strategic Planning Committee and their charters are available as part of CN’s Corporate Governance Manual. The Board of Directors also established the Pension and Investment Committee and the Donations and Sponsorships Committee, which are mixed committees composed of members of the Board of Directors as well as officers of the Company. Each committee reports to the Board of Directors and, subject to certain limited exceptions, there are no standing delegations of the Board of Directors’ decision-making authority to any committees. A report of each committee’s activities over the past year can be found at Schedule “B” of this Information Circular. The following is a brief summary of the mandate of each committee of the Board of Directors. Independence of Directors To better align the interests of the Board of Directors with those of our shareholders, all of the nominees for election to the Board of Directors are independent. In determining whether a director is an independent director, the Board of Directors applies the standards developed by the Canadian securities regulatory authorities, the NYSE and the additional standards adopted by the Board. These standards are set out in CN’s Corporate Governance Manual which is available on our website at www.cn.ca, under Delivering Responsibly/Governance. All of the nominees for election to the Board of Directors are independent. As shown in the accompanying table, all of the 12 nominees for election to the Board of Directors are independent: INDEPENDENCE STATUS Audit Committee The Audit Committee has the responsibility of overseeing the Company’s financial reporting, monitoring risk management, internal controls and internal and external auditors. The mandate of the Audit Committee is further described in Schedule “C” — Additional Audit Committee Disclosure” and in its charter which is included in our Corporate Governance Manual. The charter of the Audit Committee provides that it must be composed solely of independent directors. As at March 6, 2018, each member of the Audit Committee is independent. No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company. NAME INDEPENDENT NON-INDEPENDENT Finance Committee The Finance Committee has the responsibility of overseeing the Company’s financial policies, and authorizing, approving and recommending financial activities. As part of these responsibilities, the Finance Committee provides oversight with respect to our capital structure, dividend policy, share repurchase program, cash flows and key financial ratios, reviews the opportunities and parameters for debt or equity financing, reviews 22 STATEMENT OF CORPORATE GOVERNANCE PRACTICES CN MANAGEMENT INFORMATION CIRCULAR 2018 Shauneen Bruder Donald J. Carty Ambassador Gordon D. Giffin Julie Godin Edith E. Holiday V. Maureen Kempston Darkes The Hon. Denis Losier The Hon. Kevin G. Lynch James E. O’Connor Robert Pace Robert L. Phillips Laura Stein

financing documents and, within the scope of its authority levels established by the Board, may authorize the borrowing of money, the issuing of debt securities or other forms of financing, and makes recommendations to the Board thereon. The responsibilities, powers and operation of the Finance Committee are further described in its charter which is included in our Corporate Governance Manual. Strategic Planning Committee The Strategic Planning Committee, which is composed of all of the members of the Board of Directors, focuses on financial and strategic issues, including the review of the key assumptions, as well as the economic, business, regulatory and competitive conditions underlying the Company’s business plan. It also reviews, with the President and Chief Executive Officer and other appropriate executive officers, the Company’s business plan and capital budget prior to their formal approval by the Board of Directors. The responsibilities, powers and operation of the Strategic Planning Committee are further described in its charter which is included in our Corporate Governance Manual. Pension and Investment Committee The Pension and Investment Committee, which is a mixed committee composed of directors and officers, has historically had the responsibility, amongst other things, of reviewing the activities of the CN Investment Division (“CNID”), reviewing and approving CNID Incentive Plan and award payouts thereunder, advising CNID on investment of assets of CN’s Pension Trust Funds and approving certain of the investments made by CN’s Pension Trust Funds. At the end of 2017, the Board approved changes to the pension governance structure to further enhance the existing focus on both pension assets and liabilities, by establishing a more formal information sharing mechanism between CNID and CN management and by enhancing Board coordination and oversight over pension liability issues. The Committee was renamed the “Pension and Investment Committee” (formerly known as the Investment Committee of CN’s Pension Trust Funds) and its mandate was enhanced by including the review of pension-related matters more broadly. While current responsibilities were retained, the Pension and Investment Committee is now informed of all matters related to pension liabilities or that are otherwise relevant in developing CN’s pension risk management strategy and pension plan design. The change is intended to reinforce an integrated approach to pension management with a focus on the funded status of CN’s defined benefit plans and associated risks. The responsibilities, powers and operation of the Pension and Investment Committee are further described in its charter which is included in our Corporate Governance Manual. Donations and Sponsorships Committee The Donations and Sponsorships Committee, which is a mixed committee composed of directors and officers, has the responsibility, amongst other things, of developing a donations and sponsorships strategy and for reviewing and approving donation and sponsorship requests. The responsibilities, powers and operation of the Donations and Sponsorships Committee are further described in its charter which is included in our Corporate Governance Manual. Corporate Governance and Nominating Committee The Corporate Governance and Nominating Committee has the responsibility of monitoring the composition of the Board of Directors and its committees and overseeing corporate governance matters. As part of its responsibilities, the Corporate Governance and Nominating Committee develops, reviews and monitors criteria for selecting directors, including required or desired competencies and skills to improve the Board of Directors and, in consultation with the Board Chair, identifies candidates qualified to become Board members. This Committee reviews the corporate governance guidelines applicable to the Company, recommends any change that should be made thereto and monitors the disclosure of its practices. The responsibilities, powers and operation of the Corporate Governance and Nominating Committee are further described in its charter which is included in our Corporate Governance Manual. The charter of the Corporate Governance and Nominating Committee provides that it must be composed solely of independent directors. As at March 6, 2018, each member of the Corporate Governance and Nominating Committee is independent. Human Resources and Compensation Committee The Human Resources and Compensation Committee has the responsibility of monitoring executive management’s performance assessment and succession planning. This Committee also has the mandate to review human resources practices by ensuring, amongst other things, that appropriate human resources systems are in place so that the Company can attract, motivate and retain the quality of personnel required to meet its business objectives. The mandate of the Human Resources and Compensation Committee is further described in the section entitled “Statement of Executive Compensation — Human Resources and Compensation Committee” on page 36 of this Information Circular and in its charter which is included in our Corporate Governance Manual. The charter of the Human Resources and Compensation Committee provides that it must be composed solely of independent directors. As at March 6, 2018, each member of the Human Resources and Compensation Committee is independent. The Board has adopted a policy, which is included in our Corporate Governance Manual, that no more than one in three members of the Human Resources and Compensation Committee shall be a sitting CEO of another company, at least one member shall be experienced in executive compensation, and the President and CEO of the Company shall be excluded from the Committee member selection process. Reference is also made to the subsection entitled “Statement of Executive Compensation — Human Resources and Compensation Committee — Independent Advice” on page 37 of this Information Circular for disclosure in respect of the executive compensation consultant. Risk Management Oversight At CN, the Board is entrusted with the responsibility to oversee that management identifies and evaluates the significant business risks that the Company is exposed to and implements processes and programs to manage these risks. A significant risk is generally defined as an exposure that has the potential to materially impact CN’s ability to meet or support its business objectives. The Board achieves this risk oversight through strategic overviews of significant risks and issues, and business updates with the President and Chief Executive Officer, and executives. The overviews may cover among others, risks related to: • general economic conditions; • foreign currency; • capital investments; • information technology and cybersecurity; • environnement; • existing operations, such as labour disputes; and • developments in regulations: tax legislation and safety regulations. Environment, Safety and Security Committee The Environment, Safety and Security Committee has the responsibility, amongst other things, of overseeing the development and implementation of environmental, safety and security policies, assessing environmental, safety and security practices, and reviewing the Company’s business plan to ascertain whether environmental, safety and security issues are adequately taken into consideration. The responsibilities, powers and operation of the Environment, Safety and Security Committee are further described in its charter which is included in our Corporate Governance Manual. 23 CN MANAGEMENT INFORMATION CIRCULAR 2018 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Company officers provide, to the Board or one of its committees, regular presentations and updates on the execution of business strategies, business opportunities, risk and safety management, ethical conduct, and detailed reports on specific risk issues. The risk oversight responsibility is shared between the Board and its committees. The Board delegates responsibility for oversight of certain risk elements to the various committees in order to ensure appropriate expertise, attention and diligence. The Board may use external resources when appropriate to assess enterprise risk and management processes. Risk information is reviewed by the Board and/or committees of the Board throughout the year. The ERM program provides a common risk management framework/ environment to identify, assess, monitor, and mitigate key business risks. Management provides to the Audit Committee an annual ERM update. Risks are given a rating based on an assessment of inherent risk, after considering mitigating processes and controls in place. Each risk is assigned to members of senior management who develop and implement controls to mitigate the risks. In addition, the Audit Committee requests that an independent review of the mitigating controls be performed on the identified risks on a rotational basis. For a detailed explanation of the material risks applicable to CN and its affiliates, see the section entitled “Business risks” in CN’s Management’s Discussion and Analysis included in CN’s 2017 Annual Report, available on SEDAR at www.sedar.com, on the SEC website at www.sec.gov through EDGAR and on CN’s website at www.cn.ca. COMMITTEE KEY RISKS OVERSEEN Financial Taxation Business Interruption Information and Operational Technology Security Cybersecurity ERM Framework (Program) Compliance with Laws and Regulations Board and Committee Meetings Process The Board Chair, in collaboration with the Corporate Secretary, has the responsibility of establishing a schedule for the meetings of the Board of Directors and its committees. During this process, the Corporate Secretary, in collaboration with the Board and committee Audit Credit Commodity Price Interest Rate Foreign Currency Liquidity Pension Funding chairs and the appropriate executive officers, establishes Board and committee working plans for the year. We believe that proceeding in this manner helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing management to plan ahead. If, during the course of the year, events or circumstances Finance Meaningful information sessions and discussions are a result of preparation and established meeting schedules. Corporate Governance & Nominating Compliance and Ethics Human Capital Compensation Succession Planning Employee Benefit Obligations Pension Plan Human Resource & Compensation require Board or committee action or consideration, additional meetings are called. The total number of meetings and the attendance record for each director for all Board and committee meetings held during the course of 2017 are set out in the section entitled “Statement of Corporate Governance Practices — Board and Committee Attendance” of this Information Circular. Communication regularly takes place between the Board Chair and the Company’s executives and, through the Office of the Corporate Secretary, between executive officers having responsibilities for matters placed under the supervision of particular committees and the Chairs of such committees. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the Board of Directors or committees having special supervisory responsibilities. Health & Safety – Injury and Accident Security Regulatory Environmental Environment, Safety and Security Economic Market Competitive Regulatory Strategic Planning Pension Investment Pension Plan Pension & Investment The Audit Committee is responsible for ensuring that appropriate risk management processes are in place across the organization. It considers the effectiveness of the operation of CN’s internal control procedures and reviews reports from CN’s internal and external auditors. As part of its risk oversight activities, the Audit Committee ensures that significant risks identified are referred to a Board committee or the Board, as appropriate. Specifically, the Audit Committee reviews the Company’s risk assessment and risk management policies under the Enterprise Risk Management (“ERM”) program. As such, cybersecurity risk oversight was expanded in 2016 with increased reporting by management to the Audit Committee. Management undertakes an enterprise-wide process to identify, classify, assess and report on CN’s significant risks and mitigation strategies. In Camera Meetings The independent Board members meet at or after every regular in-person meeting of the Board of Directors during in camera sessions, without the presence of management and under the chairmanship of the Board Chair. During the financial year ended December 31, 2017, there were 9 in camera sessions that were attended exclusively by non-executive directors. 24 STATEMENT OF CORPORATE GOVERNANCE PRACTICES CN MANAGEMENT INFORMATION CIRCULAR 2018

Board and Committee Attendance The following tables show the record of attendance for each director at meetings of the Board and its committees, as well as the number of Board and Board committee meetings held during the 12-month period that ended on December 31, 2017. Attendance Table NUMBER AND % OF MEETINGS ATTENDED HUMAN CORPORATE GOVERNANCE AND NOMINATING COMMITTEE DONATIONS AND SPONSOR-SHIPS COMMITTEE ENVIRON-MENT RESOURCES ANDPENSION SAFETY AND SECURITY COMMITTEE COMPENSA-AND STRATEGIC PLANNING COMMITTEE AUDIT COMMITTEE FINANCE COMMITTEE TIONINVESTMENT COMMITTEES (TOTAL) OVERALL ATTENDANCE COMMITTEE (2) COMMITTEE DIRECTOR BOARD (1) Shauneen Bruder and Julie Godin were elected to the Board of Directors on April 25, 2017 and were appointed as a member of their respective Committees as of such date. (2) In addition to committee members, all non-executive board members attended the meetings of the Human Resources and Compensation Committee held in January, April and December. Meeting Held Table NUMBER OF MEETINGS HELD IN 2017 BOARD AND BOARD COMMITTEE MEETINGS Board Audit Committee Corporate Governance and Nominating Committee Donations and Sponsorships Committee Environment, Safety and Security Committee Finance Committee Human Resources and Compensation Committee Pension and Investment Committee Strategic Planning Committee 9 5 4 3 4 5 6 3 3 25 CN MANAGEMENT INFORMATION CIRCULAR 2018 STATEMENT OF CORPORATE GOVERNANCE PRACTICES Shauneen Bruder (1) 5/52/2 3/3 3/3 2/22/212/12 17/17 (100%)(100%)(100%)(100%)(100%)(100%)(100%)(100%) Donald J. Carty 9/95/54/44/4 6/6 3/322/22 31/31 (100%)(100%)(100%)(100%)(100%)(100%)(100%)(100%) (Chair) Ambassador Gordon D. Giffin 9/95/53/3 6/6 3/3 3/320/20 29/29 (100%)(100%)(100%)(100%)(100%)(100%)(100%)(100%) (Chair) Julie Godin (1) 5/52/22/2 3/3 3/32/212/12 17/17 (100%)(100%)(100%)(100%)(100%)(100%)(100%)(100%) Edith E. Holiday 9/95/5 5/5 6/6 3/3 3/322/22 31/31 (100%)(100%)(100%)(100%)(100%)(100%)(100%)(100%) (Chair) Luc Jobin 9/93/3 3/36/6 15/15 (100%)(100%)(100%)(100%)(100%) (Chair) V. Maureen Kempston Darkes 9/95/54/44/4 5/5 3/321/21 30/30 (100%)(100%)(100%)(100%)(100%)(100%)(100%)(100%) (Chair) The Hon. Denis Losier 9/94/43/3 6/6 3/3 3/319/19 28/28 (100%)(100%)(100%)(100%)(100%)(100%)(100%)(100%) (Chair) The Hon. Kevin G. Lynch 9/94/4 5/5 6/6 3/33/321/2130/30 (100%)(100%)(100%)(100%)(100%)(100%)(100%)(100%) (Chair) James E. O’Connor 9/95/54/4 5/5 6/6 3/323/23 32/32 (100%)(100%)(100%)(100%)(100%)(100%)(100%)(100%) (Chair) Robert Pace 9/9 4/4 3/3 4/4 3/3 14/14 23/23 (100%) (100%) (100%) (100%) (100%) (100%) (100%) (Chair) Robert L. Phillips 9/95/54/44/4 6/6 3/322/22 31/31 (100%)(100%)(100%)(100%)(100%)(100%)(100%)(100%) Laura Stein 9/95/54/4 5/5 6/6 3/323/23 32/32 (100%)(100%)(100%)(100%)(100%)(100%)(100%)(100%)

Director Selection Review of Credentials In consultation with the Board Chair, the Corporate Governance and Nominating Committee annually reviews the credentials of nominees for election or re-election as members of the Board of Directors. It considers their qualifications, the validity of the credentials underlying each nomination, and, for nominees who are already directors of the Company, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and committee meetings. Board and Board committee members are expected to attend all meetings. As stated in our Corporate Governance Manual, any director who has attended less than 75% of meetings of the Board or meetings of committees on which they sit, for more than two consecutive years, without a valid reason for the absences, will not be renominated. The Corporate Governance and Nominating Committee monitors and is constantly on the lookout for new candidates for nomination to the Board of Directors and is mindful of the mandatory retirement dates of current directors. The Corporate Governance and Nominating Committee regularly reviews its competency matrix with a view of expanding the Board’s overall experience and expertise and filling any gaps so that the needs of the Board are met. The Corporate Governance and Nominating Committee and the Board have approved the matrix set out on page 27 of this Information Circular. In order to assist the Corporate Governance and Nominating Committee and the Board Chair in recommending candidates to become directors of CN, the Corporate Governance and Nominating Committee has constituted, together with the Board Chair, an evergreen list of potential Board candidates, which it updates from time to time. Prior to nominating a new director for election or appointment, the Board Chair and the President and Chief Executive Officer meet with the candidate to discuss his or her interest and willingness to serve on CN’s Board, potential conflicts of interest, and his or her ability to devote sufficient time and energy to the Board of Directors. In 2016, in the process of searching for qualified persons to serve on the Board, the Corporate Governance and Nominating Committee examined its competency matrix, with a view to expanding the Board’s overall experience and expertise and developed a set of criteria that focused particularly on diversity, including diversity of gender, background and skills for the Board. To accomplish this the Corporate Governance and Nominating Committee retained an external firm to help with the recruitment of two additional directors to join the Board in 2017. This sustained and rigorous process by which CN attracts and recruits new members to its Board ultimately brings new perspectives and diversity to the Board. See the following section entitled “Board Diversity” for additional information on the director selection process. Competency Matrix The Corporate Governance and Nominating Committee, together with the Board Chair, is responsible for determining the needs of the Board in the long term and identifying new candidates to stand as nominees for election or appointment as directors. The last few years, the Corporate Governance and Nominating Committee and the Board Chair focused on board renewal and succession in light of upcoming director retirements and on expanding and completing the Board’s overall expertise in certain areas and diversity. The Board Chair and the Corporate Governance and Nominating Committee continue to engage in an ongoing, in-depth succession planning process. Board renewal and succession has been an item at most meetings of the Corporate Governance and Nominating Committee. In proposing the list of Board nominees, the Board of Directors is guided by the process described in our Corporate Governance Manual. As part of the process, the Board Chair, in consultation CN’s competency matrix is based on areas of knowledge, expertise, diversity, age, gender and geography, and identifies any gaps to be addressed in the nomination process. with the Corporate Governance and Nominating Committee, develops a competency matrix based on knowledge areas, types of expertise, gender and geographical representation, and identifies any gaps to be addressed in the director nomination process. The Board ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board. The Board also gives careful consideration to factors such as age, diversity (including gender), geographical location, competencies and experience of current directors, the suitability and performance of directors proposed for election, as well as their independence, qualifications, financial acumen, business judgment and board dynamics. This competency matrix is reviewed regularly by the Board Chair with Board members, and is updated as may be required. 26 STATEMENT OF CORPORATE GOVERNANCE PRACTICES CN MANAGEMENT INFORMATION CIRCULAR 2018

The following table identifies the competencies of each nominee for election to the Board of Directors, together with their gender, age range, tenure at CN, and residency. Description of Competencies Sales/Marketing Experience as a senior executive in a product, service or distribution company; experience in supply chain management and strong knowledge of CN’s markets, customers and strategy. Finance/Accounting Experience in corporate finance, overseeing complex financial transactions, investment management; experience in financial accounting and reporting, auditing, and internal controls. Legal Experience as a senior practicing lawyer either in private practice or the legal department of a major public entity. Strategy Experience in strategic planning and leading growth for a major public entity. Human Resources Experience in oversight of compensation programs, particularly compensation programs for executive level employees and incentive based compensation programs; experience with talent management, succession planning, leadership development and executive recruitment. Engineering/ Environment Thorough understanding of the operations of the transportation industry (particularly the rail industry), environmental issues and transportation industry regulations. Transport Industry/ Safety Knowledge and experience in the transportation industry, including strategic context and business and safety issues facing the transporta-tion industry. Public Policy Experience in, or a strong understanding of, the workings of government and public policy in Canada and the United States. Board Diversity In an increasingly complex global marketplace, the ability to draw on a wide-range of viewpoints, backgrounds, skills, and experience is critical to the Company’s success. Further, director and nominee diversity helps to ensure that a wide-variety of different CN believes that diversity, including gender diversity, at the board and executive officer levels of corporate leadership (and at all levels of the Company), can provide a number of potential benefits, including: • access to a significant part of the potential relevant talent pool that can contribute to and lead in a variety of technical and other functional areas; • unique and tangible contributions, resulting from different perspectives, experiences, concerns and sensibilities, in finance, strategy, environment, marketing, customer relations, technology, safety, mentoring and employee relations in a world of diverse customers and workforces; • the potential for richer discussion and debate at the executive and board level (and at other levels of management) that may ultimately increase effectiveness in decision-making and advising functions; • executive and leadership teams and boards with diverse backgrounds increase the likelihood that the perspectives and concerns of all stakeholders are represented in discussions; and • signaling CN’s values to various stakeholders, including employees at all levels, shareholders, customers, communities, regulators and other government officials, and the public. The Corporate Governance and Nominating Committee has developed a set of criteria for Board membership that strives to attain a diversity of background and skills for the Board. perspectives are brought to bear on issues, while enhancing the likelihood that proposed solutions will be nuanced, inclusive and comprehensive. The Board believes that diversity is an important attribute of a well-functioning board. In selecting qualified candidates to serve as directors of the Company, a wide-range of CN became a signatory to the Catalyst Accord and a member of the 30% Club in 2017. aspects of diversity are considered, including gender, race, ethnicity, culture, age, and geography and measures ensuring that the Board, as a whole, reflects a range of viewpoints, backgrounds, skills, experience and expertise. 27 CN MANAGEMENT INFORMATION CIRCULAR 2018 STATEMENT OF CORPORATE GOVERNANCE PRACTICES NAME OF DIRECTOR COMPETENCIES GENDER AGE RANGE BOARD TENURE REGION SALES / MARKETING FINANCE / ACCOUNTING LEGAL STRATEGY HUMAN RESOURCES ENGINEERING/ ENVIRONMENT TRANSPORT INDUSTRY/ SAFETY PUBLIC POLICY GENDER 59 AND UNDER 60-65 66-75 0-5 YEARS 6-10 YEARS 11-15 YEARS 16 + YEARS EAST WEST SOUTH Shauneen Bruder F Donald J. Carty M Ambassador Gordon D. Giffin M Julie Godin F Edith E. Holiday F V. Maureen Kempston Darkes F The Hon. Denis Losier M The Hon. Kevin G. Lynch M James E. O’Connor M Robert Pace M Robert L. Phillips M Laura Stein F

In the process of searching for qualified persons to serve on the Board, the Corporate Governance and Nominating Committee strives for the inclusion of diverse groups, knowledge, and viewpoints. To accomplish this, the Corporate Governance and Nominating Committee has in the past and may again in the future retain an executive search firm to help meet the Board’s diversity objective. In connection with its efforts to create and maintain a diverse Board, the Corporate Governance and Nominating Committee has: • developed recruitment protocols that seek to include diverse candidates in any director search. These protocols take into account that qualified candidates may be found in a broad array of organizations, including academic institutions, privately held businesses, nonprofit organizations, professions such as accounting, human resources and legal services and trade associations, in addition to the traditional candidate pool of corporate directors and officers; • strived to use CN’s network of organizations and trade groups that may help identify diverse candidates and may rely on executive search firms to identify diversity candidates as well; and • periodically reviewed director recruitment and selection protocols so that diversity remains a component of any director search. Diversity and Senior Management CN recognizes the importance of having a diverse senior management group which offers a depth of perspectives and enhances the Company’s operations. In fulfilling part of its oversight role, the Human Resources and Compensation Committee has reviewed CN’s integrated approach to executive and high-potential talent management and succession planning. The Committee considered processes and practices for leadership development and reviewed the depth of succession pools for senior leadership roles across the Company. In this regard, CN has developed and implemented a number of Company-wide and innovative diversity initiatives relating to women. These initiatives provide training, development and mentorship opportunities to assist women employees at CN to: • understand opportunities for personal and professional growth within the Company; • further develop their confidence in operations; • build strong partnerships with fellow employees and communities where CN has operations; and • gain access to mentoring and networking opportunities. CN is committed to creating an environment of inclusion that respects the contributions and differences of every individual by encouraging collaboration, creative thinking and innovation. Board Diversity Policy CN believes that increasing the diversity of the Board to reflect the communities and customers CN serves is essential in maintaining a competitive focus. Increased board diversity can contribute to enhanced performance, ensuring the presence of valuable capabilities that non-diverse boards lack, and changing board dynamics in positive ways such as by enhancing the Board’s ability to handle conflict with a wider variety of viewpoints among directors from more diverse backgrounds. CN also believes that a diverse board signals that diverse perspectives are important to the Company, and that CN is committed to inclusion. Further, as a result of CN’s commitment to diversity, CN has access to a wider pool of talent and a broader mix of leadership skills. On March 10, 2015, the Corporate Governance and Nominating Committee recommended, and the Board approved, a diversity policy for the Board. It provides that the Corporate Governance and Nominating Committee, which is responsible for recommending director nominees to the Board, will consider candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest quality directors, the Committee will take into account diversity considerations such as gender, age and ethnicity, with a view of ensuring that the Board benefits from a broader range of perspectives and relevant experience. The Committee will also set measurable objectives for achieving diversity and recommend them to the Board for adoption. Pursuant to the policy, the Board adopted a target of having a minimum representation of one-third of the Board by women by 2017. As of December 31, 2017, five out of 13 (38%) of our Board members were women; and currently five out of 12 (42%) of our Board nominees are women. The Board Diversity Policy is available on our website at www.cn.ca, under Delivering Responsibly/Governance. In addition, the Corporate Governance and Nominating Committee considers the level of representation of women on the Board by overseeing the selection process and ensuring that sufficient numbers of women and other diverse candidates are included in the slate of candidates for Board of Directors consideration. In 2017, CN became a signatory to the Catalyst Accord, a call to action to increase the representation of women directors of Financial Post 500 boards to 25% by the end of 2017. CN also became a member of the Canadian Chapter of the 30% Club, an organization with an aspirational objective of having representation by at least 30% women on boards by 2019. By focusing efforts on attracting, recruiting, retaining and promoting the most qualified and talented people, CN will achieve its strategic business objectives. As at December 31, 2017, five of CN’s 29 executive officers were women, representing In 2018, for the second year in a row, CN was recognized as one of Canada’s Best Diversity Employers. 17% of the executive officer population. Women represented 16% of the Executive and Senior Management category. Instead of adopting specific gender diversity targets for senior executive positions, CN has chosen to promote an inclusive and diverse hiring approach that supports the recruitment of women candidates and provides opportunities for their advancement. Appointments are based on a balance of criteria, including merit, skill, background, experience and competency of the individual at the relevant time. Nonetheless, executive officer appointments are reviewed with our diversity and talent management objectives in mind, including the level of representation of women in executive officer positions. With upcoming retirements and development actions, we continue to have the opportunity to place diverse talent at more senior levels. These actions, in line with our continuing education and training initiatives, create additional positions for diversity within our organization. To continue to advance diverse representation, the Company sets annual hiring goals in Canada for women, visible minorities, Aboriginals and persons with disabilities. In the U.S., the Company focuses on minorities, persons with disabilities, women and veterans. Across the Company’s network, 19% of employees within the Executive and Senior Management category were diverse as at December 31, 2017, 33% of all 2017 new hires identified themselves as belonging to one or more of the diverse categories, and 31% of promotions in 2017 were filled by diverse internal candidates. Lastly, as at December 31, 2017, 26% of CN’s employees self-identified as being diverse. 28 STATEMENT OF CORPORATE GOVERNANCE PRACTICES CN MANAGEMENT INFORMATION CIRCULAR 2018

The strategy of building a diverse and inclusive workforce involves an integrated approach on sensitizing, recognizing and building awareness on diversity and inclusion in the workplace. To support and sustain these efforts, CN ensures that mandatory and complementary training continues to be an integral part of CN’s Onboarding Program for new supervisors who manage staff. CN is honoured to be recognized as one of the top 50 Best Diverse Employers in Canada for a second consecutive year and to receive the Employment Equity Achievement Award for the Company’s outstanding commitment to Employment Equity from the Canadian Government. Supported by executive management and the Board, these initiatives represent the Board’s and CN’s commitment to diversity and inclusion across the Company. Retirement from the Board The Board has adopted a policy on the mandatory retirement age for directors whereby a director would not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders following his or her 75th birthday. Board Tenure and Term Limits On November 21, 2016, the Board approved an amendment to its Tenure Policy, to the effect that any new individual nominated or elected to the Board of Directors, effective as of April 25, 2017, would be subject to term limits. Effective as of April 25, 2017, new Effective as of April 25, 2017, new members of the Board will serve for a maximum term of fourteen (14) years. members of the Board of Directors will serve for a maximum term of fourteen (14) years. The Board has also adopted a policy, which is part of CN’s Corporate Governance Manual, to the effect that the Board Chair and the Committee Chair tenure would be subject to term limits. The Board of Directors is of the view Common Directorships With a view to further strengthen directors’ independence, the Board has adopted a policy pursuant to which a director shall not accept the invitation to join an outside board on which a director of CN already sits without previously obtaining the approval of the Corporate Governance and Nominating Committee. In addition, the Board has adopted a policy, which is included in our Corporate Governance Manual, to the effect that no more than two of the Company’s directors should generally serve on the same outside board or outside board committee. As of March 6, 2018, no members of our Board of Directors served together on the boards of other public companies. Number of Directorships CN recognizes that Board membership requires a significant dedication of time. As a result, the number of boards on which an individual can serve is necessarily limited. With a view to taking reasonable steps to ensure the ability of each candidate to make the commitment of time necessary to be a director of CN, the Board will apply the following guidelines when considering candidates to become directors of CN: • for candidates that are chief executive officers or other senior executives of public corporations, the Board will prefer individuals who hold no more than two (2) public corporation directorships in total (including CN’s Board and membership on the board of the corporation at which an individual is employed); and • for other candidates, the Board will prefer individuals who hold no more than five (5) public corporation directorships in total (including CN’s Board). Directors are expected to provide the Board Chair with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board Committee. The Corporate Governance and Nominating Committee and the Board Chair will apply Board nominee selection criteria, including directors’ past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term. The biographies on pages 10 to 15 of this Information Circular identify the other reporting issuers of which each nominee is a director. that CN’s policy on Chair term limits, together with its policy on mandatory retirement age and its new director term limits, establishes a mechanism that ensures Board Chair, committee chair, and director renewal, provides a fresh perspective in the boardroom and improves the Board’s ability to plan its composition over a longer period of time. • Effective as of April 23, 2014, but without regard to past service, CN’s Board Chair will serve for a term of five (5) years, renewable for one further three (3) year term, subject to the discretion of the Board of Directors to further extend the term, if deemed appropriate. At the end of the term(s) as Board Chair, the departing Board Chair would not stand for election as a director of CN at the next annual shareholders’ meeting. The above term(s) for the Board Chair would remain subject to the mandatory retirement age limit of 75 years of age. • Effective as of April 23, 2014, but without regard to past service, committee chairs will serve for a term of three (3) years, renewable for one further two (2) year term, subject to the discretion of the Board of Directors to further extend the term, if deemed appropriate. In each of the above instances, the election or appointment of the CN Board Chair or committee chairs, respectively, remains subject to annual review and election/appointment. In addition, directors are expected to inform the Board Chair of any major change in their principal occupation so that the Board will have the opportunity to decide the appropriateness of such director’s continuance as a member of the Board or of a Board committee. The Board retains its discretion to extend the above term limits, which will preserve its ability to deal with special circumstances warranting the extension of the mandate. 29 CN MANAGEMENT INFORMATION CIRCULAR 2018 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Director Emeritus The Board of Directors confers, from time to time, the honorary status of Director Emeritus to retiring or former directors who have made significant contributions to the Board through long and distinguished service and accomplishments. Currently, lifetime emeritus status has been bestowed upon Raymond Cyr, James Gray, Michael Armellino, Hugh Bolton, Charles Baillie, Edward Lumley and David McLean as Chairman Emeritus, as well as upon the late Purdy Crawford and the late Cedric Ritchie. Directors Emeritus are invited to attend the annual meeting of shareholders and certain Company or Board events taking place in their geographic area of residence and are reimbursed for reasonable travel and other out-of-pocket expenses in connection with attendance at such events. Peer Assessment and Independent Advisor The Board Chair leads on an annual basis a peer review process through one-on-one meetings with each individual director. In addition, the Board may, from time to time, hire an independent advisor to assist the Board of Directors in independently assessing the performance of the Board of Directors, Board committees, Board and The overall results and suggestions derived from the annual Board performance assessment are taken into consideration to improve the functioning and activities of the Board and its committees. committee chairs and individual directors. The Corporate Governance and Nominating Committee also considers on an annual basis the appropriateness of conducting a peer assessment through an independent advisor. In 2016, an outside consultant was retained to conduct a peer review. The peer evaluation process provided for feedback on the effectiveness of individual directors. Each director was given the opportunity to assess the contribution of each of his or her peers relative to the performance standards for the director Board Performance Assessment Process The Board of Directors has implemented, and reviews, from time to time, a comprehensive process to annually assess its effectiveness, the effectiveness of its committees, the Board Chair, the committee chairs and individual directors. This process is under the supervision of the Corporate Governance and Nominating Committee and the Board Chair and is comprised of the following steps: • The following questionnaires are prepared by the Office of the Corporate Secretary and approved by the Corporate Governance and Nominating Committee and the Board Chair, taking into account current issues, the findings of previous years and input from the Board of Directors: • Board and committee performance evaluation questionnaires, including a self-assessment by individual directors; • Board Chair evaluation questionnaire; and • Committee Chair evaluation questionnaires. • Each questionnaire is then sent to every director and a complete set of the responses is forwarded to the Board Chair, except for the responses to the evaluation questionnaire relating to the Board Chair, which is forwarded directly to each of the Chairs of the Corporate Governance and Nominating Committee and the Human Resources and Compensation Committee. • Following receipt of the completed questionnaires, the Board Chair contacts every director and conducts open and confidential one-on-one meetings. The purpose of these meetings is to discuss the answers received from and in respect of each director, to take into account any comments which the director may have and to review the self-evaluation of each director. One of the Corporate Governance and Nominating Committee or Human Resources and Compensation Committee Chairs also discusses individually with each director his or her responses and comments on the Board Chair evaluation questionnaire. • Reports are then made by the Board Chair, the Corporate Governance and Nominating Committee and Human Resources and Compensation Committee Chairs to the Board of Directors, with suggestions to improve the effectiveness of the Board of Directors, Board committees, Board and committee chairs, and separately to individual directors in respect of their personal performance. • The Board Chair and committee chairs take into consideration the overall results and suggestions derived from the annual Board performance assessment in order to improve the functioning and activities of the Board and Board committees. position description as set out in CN’s Corporate Governance Manual. The results were compiled and reviewed confidentially by the outside consultant. The Chair then received the results of each director’s peer assessment and met with each director to discuss his or her respective assessment. The Board performance assessment process is further described in CN’s Corporate Governance Manual which is available on our website at www.cn.ca, under Delivering Responsibly/Governance. Director Orientation and Continuing Education Orientation Our orientation program includes presentations by the Company’s officers on CN’s organizational structure and the nature and operation of its business, a review with the Board Chair of the methods of operation and the roles of the Board and its committees, a discussion on the contribution individual directors are expected to make and access to appropriate information or outside resources as required. New directors are provided with the following: a Directors’ handbook containing corporate and other information required to familiarize themselves with the Company, its organization and operations and CN’s key corporate governance and public disclosure documents, including CN’s Corporate Governance Manual and board and committee charters; information regarding the review process for the Board, its committees and their chairs, and individual directors; CN’s important policies and procedures, including CN’s Code of Business Conduct; and organizational charts and other business orientation materials, including CN’s Investor Fact Book, sustainability and safety brochures, financial statements and regulatory information. In addition, meetings are arranged with new directors and members of CN’s Leadership team to provide an overview of their areas of responsibility and their function/department. These areas include finance, corporate services, marketing, operations, human resources and investor relations. New directors also receive presentations by the Company’s officers on CN’s business and operations, safety, security, sustainability, community outreach initiatives and talent development, amongst others. New directors are also invited to attend the following Company events: • Annual business plan meeting with top 200 employees; • Annual sales meetings; • Industry conferences or CN’s analyst/investor meetings; • Leadership training sessions and dinners with participants; and • Other company events on an ad hoc basis. 30 STATEMENT OF CORPORATE GOVERNANCE PRACTICES CN MANAGEMENT INFORMATION CIRCULAR 2018

In addition, new directors are encouraged to visit sites across CN’s network relating to the Company’s operations. These sites include mechanical and car shops, intermodal and engineering groups, data centres, training centres, railway yards and ports. In 2017, Board members were provided with educational reading materials and presentations on a variety of matters and topics, including corporate governance, executive compensation, executive succession planning, shareholders and shareholder associations, key accounting considerations, financial strategy, risk management and disclosure, and Canadian and U.S. securities law developments. The Board regularly received updates and reports by CN’s internal counsel on regulatory matters of importance and emerging issues of significance to CN and the railway industry, such as diversity, safety and risk mitigation. In addition, in 2017, members of the Board attended courses in subject areas which included effective corporate boards, board structure, processes and composition and participated in discussion panels. Directors also interacted with executive and senior management at every Board meeting and received regular and extensive presentations on matters of strategic importance to the Company’s business, including presentations on its customer engagement initiatives, safety, stakeholder and community outreach initiatives, business growth strategy, operating plans, supply chain strategy, car management, CN’s sustainability initiatives, cybersecurity and regulatory matters relevant to the business of the Company. Moreover, the directors have, from time to time, been provided with first-hand opportunities to visit certain sites where CN has made significant investments. They have visited our Information Technology command centre, certain CN main yards such as Kirk Yard and the Elgin, Joliet and Eastern Railway properties in the United States. The Board has also visited CN’s state-of-the-art training centre in Winnipeg, Manitoba and toured a Geometry Test Car. In 2016, the Board visited Two Harbours, Minnesota to tour CN’s iron ore dock operations and the E.H. Gott vessel. The Board of Directors met with the captain and the crew as well as the CN dock and support team in Two Harbors, for an in-depth review of the vessel and dock operations. In 2017, the Board, as part of its stakeholder engagement initiatives, attended community events in Regina, Saskatchewan and Ottawa, Ontario. Continuing Education The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education, the Company: • maintains a membership for each director in an organization dedicated to corporate governance and ongoing director education; • encourages and funds the attendance of each director at seminars or conferences of interest and relevance; • encourages presentations by outside experts to the Board or committees on matters of particular importance or emerging significance; and • at least annually, holds a Board meeting at or near an operating site or other facility of the Company, a key customer, supplier or affiliated company. The Board Chair arranges for Board members to have access to education and information on an ongoing basis pertaining to Board effectiveness and the best practices associated with successful boards, briefings on factors or emerging trends that may be relevant to the Company’s business strategy and other material as deemed appropriate by the Board Chair. The Company also makes available, at its cost, a host of educational programs provided by leading institutions. We encourage directors to attend seminars and other educational programs and to report back to the Board on the quality of such programs. Educational reading materials on corporate governance and other topics are also included in the materials provided to the Board in advance of meetings. The following table lists seminars and courses by external providers, as well as dedicated internal sessions and presentations on key CN subject matters, that the directors of the Company attended in 2017 and early 2018. SUBJECT MATTER/TOPIC PRESENTED PRESENTED/HOSTED BY ATTENDED BY SAFETY Safety Update Mechanical Data Analytics CN Safety & Environment CN Mechanical & Engineering All directors All directors CUSTOMER RELATIONS Operational and Service Excellence Updates on the use of Data Analytics Supply Management Initiatives CN Operations & Marketing CN Strategy & Innovation CN Procurement and Supply Management All directors All directors All directors INVESTOR RELATIONS Competitive Context CN Investor Relations All directors MARKETING Market Update CN Marketing All directors FINANCE KPMG Training Session External Auditors KPMG, CN Accounting Audit Committee members SUSTAINABILITY Fuel Productivity Workforce Renewal & Training Excellence CN Financial Planning CN Human Resources All directors All directors TECHNOLOGY Positive Train Control Updates Cybersecurity and Information Technology CN Information Technology CN Information Technology & Supply Management All directors All directors LAW & GOVERNMENT AFFAIRS Updates on Canadian and U.S. Regulatory and Political environment Updates on NAFTA Leading Governance and Board Diversity Practices CN Corporate Services CN Corporate Development CN Corporate Services All directors All directors All directors 31 CN MANAGEMENT INFORMATION CIRCULAR 2018 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Stakeholder and Aboriginal Engagement CN is recognized as a company that delivers responsibly, is a key part of the solution for customers, and a true backbone of the economy. Over the year, we continued to deepen the Company’s sustainability agenda: moving customer goods safely and efficiently, ensuring environmental stewardship, attracting and developing the best railroaders, adhering to the highest ethical standards and building safer, stronger communities. In broad terms, the Company continued its stakeholder activities by: • engaging with all levels of government as a participant on advisory councils, review boards and regulatory proceedings; • conducting community outreach; • working collaboratively with supply chain partners; • participating in industry associations (Railway Association of Canada; Association of American Railroads); • engaging with suppliers at our annual supplier council and through our Sustainable Procurement Excellence program; • strengthening our relationships and improving our communication with customers; • ensuring the opportunity for regular two-way communication with employees; and • taking part in structured community engagement. In 2015, Canada’s Truth and Reconciliation Commission called on corporations to play a role in reconciliation with Canada’s Aboriginal peoples, including providing education for management and staff on the history of Aboriginal peoples. As part of its Aboriginal Vision, the Company actively encourages employee sensitivity to Aboriginal issues and has provided in-person cultural awareness training since 2015. An eLearning version of the training was launched in early 2017, providing access to a greater number of employees. As at December 31, 2017, 1,158 employees have completed the training. In February 2017, CN was recognized for excellence in Aboriginal Relations by the Alberta Chamber of Commerce, receiving the Alberta Business Award of Distinction in the Indigenous Relations — Best Practices category. In September 2017, CN also obtained recertification at the “Committed” level under the Progressive Aboriginal Relations Program of the Canadian Council for Aboriginal Business. For more details, please refer to our website at www.cn.ca/aboriginalvision. On the safety front, CN actively engaged communities across its network, meeting with emergency responders and elected officials, providing training and expertise and sharing relevant information on dangerous goods shipments. Throughout 2017, CN also continued its support of hundreds of CN railroaders in the community who are champions in the causes they choose to support. CN granted C$1,175,000 to support its employees, their families and pensioners in their volunteer efforts. As well, our Investor Relations department actively engages with the broad investment community, including shareholders, analysts, potential investors, as well as shareholder advocacy groups, to provide public information on the Company, as well as to address any specific questions or concerns. We have in place various means of communication for receiving feedback from interested parties, such as a toll-free number for general inquiries (1-888-888-5909). Shareholders and other interested parties may also communicate with the Board and its Chair by calling 514-399-6544. The Board of Directors also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints or concerns to us and (ii) to communicate directly with the Chair of the Board, who presides over all non-executive director sessions. These procedures are described on our website at www.cn.ca, under Delivering Responsibly/Governance. The Company is committed to developing respectful and mutually-beneficial relationships with all Aboriginal peoples and does so by: • proactively engaging Aboriginal communities and maintaining open dialogue; • promoting opportunities for Aboriginal peoples to join the Company’s workforce; • supporting Aboriginal Community initiatives and participating in Aboriginal organizations; and • seeking out and encouraging opportunities for Aboriginal business development. 32 STATEMENT OF CORPORATE GOVERNANCE PRACTICES CN MANAGEMENT INFORMATION CIRCULAR 2018 For the year 20 7 CN received a number of awards and recogn t on nclud ng • Recognized on the CDP climate performance leadership index • Ranked among the best 50 corporate citizens in Canada by Corporate Knights • Listed on the Jantzi Social Index • Listed on FTSE4Good Index • Listed on Canada’s Top 100 Employers • Named to Dow Jones Sustainability World Index for the sixth consecutive year and to the DJSI North American Index for the 9th consecutive year • Visionary Award for Leadership and Governance of a Public Company by the Women Corporate Directors Foundation Examples of the Company s Aborig nal engagement activit es nclude • Support of and attendance at the Assembly of First Nations Annual General Assembly and Circle of Trade Tradeshow • Safety presentations made to First Nations • Celebration of National Aboriginal Day • Partnerships with Indspire and Level, two national organizations aimed at empowering Aboriginal peoples through education • Sponsorship of the Mississaugas of the New Credit First Nation in their capacity as Host Nation of the 2017 North American Indigenous Games

Statement of Executive Compensation Dear Shareholder: On behalf of the Human Resources and Compensation Committee (“Committee”) and the Board of Directors of Canadian National Railway Company we welcome this opportunity to share our approach to executive compensation. On March 5, 2018, the Board of Directors announced that Mr. Luc Jobin had left the Company and appointed Mr. Jean-Jacques Ruest Interim President and Chief Executive Officer of CN, in addition to retaining his position as Executive Vice-President and Chief Marketing Officer, to which he had been named in January 2010. Jean-Jacques Ruest is well positioned to lead the Company and its proven team of railroaders. An international search for a permanent CEO is well underway. Once again in 2017, the Company’s annual “Say on Pay” advisory vote received strong support with 98% of the votes in favour of CN’s disciplined approach to executive compensation, the highest amongst the publicly traded Class I Railroads. CN remains committed to transparency by providing clear and comprehensive disclosure information to its shareholders. 2017 Overview In 2017, CN faced a rapid and unexpected volume growth across almost all of its commodity groups, resulting in an increase of more than C$1 billion in top-line growth with revenues increasing by 8% compared to last year. New records for volumes were set in a number of areas, especially in international intermodal, frac sand, coal, propane, and potash. Records were also attained in revenues and operating income, as well as in reported and adjusted net income and earnings per share in 2017. Disciplined Approach to Compensation CN’s approach to executive compensation continues to be driven by our goal to deliver sustainable and solid returns to shareholders. CN exercises a disciplined approach by ensuring that target compensation supports the attraction and retention of executive talent while remaining within our executive compensation policy. In addition, short-and long-term incentive plans are structured to align realized pay and shareholder returns through the use of various key performance measures, including the use of Relative Total Shareholder Return (“Relative TSR”) performance measures. Long-term growth and value creation remain central to our pay strategy and targets are set to ensure that our compensation policies do not encourage undue risk-taking on the part of our executives. In some instances, performance measures such as return on invested capital (“ROIC”) are used under both short-and long-term incentive plans to ensure that short-term decisions support long-term performance. CN’s executive compensation program also supports safe and reliable operations, environmentally and socially responsible practices and industry-leading returns. CN’s executive compensation policy positions target total direct compensation between the median and the 60th percentile of the executives’ respective comparator group. Our disciplined approach to compensation continues to ensure sound and performance driven compensation which is reviewed annually by the Committee. The Committee also independently retains the services of Hugessen Consulting, Inc. (“Hugessen”), to provide advice on compensation recommendations that are presented for Committee approval. 2013 2014 2015 2016 2017 Revenues (C$ million) Operating income (C$ million) Operating ratio (%) Adjusted diluted earnings per share (C$) (1) 10,575 3,873 63.4 3.06 12,134 4,624 61.9 3.76 12,611 5,266 58.2 4.44 12,037 5,312 55.9 4.59 13,041 5,558 57.4 4.99 (1) See the section entitled Adjusted performance measures in CN’s Management’s Discussion and Analysis included in the Company’s 2017, 2016 and 2015 Annual Reports for an explanation of this measure and reconciliation to the nearest GAAP measure. Broad based and significant growth in customer demand represented a challenge on the service and cost dimensions in the fourth quarter, as the Company was also dealing with mainline network disruptions in the Western region caused by unusual weather conditions in the fall, including wind storms and mudslides, followed by harsh early winter conditions across the network. To replace attrition and to accommodate higher volumes and new growth opportunities, CN hired 3,400 employees across its network and increased its capital budget during the year with an overall investment of C$2.7 billion in 2017 while maintaining its strong commitment to shareholders by returning over C$3.2 billion through share buybacks and dividends. The Company’s capital allocations and its strong performance continued to be recognized by the market with a share price increase over the past three years of 29.5% in Canada, in comparison to a 10.8% increase over the same period for the S&P/TSX Composite Index. In addition, the Company’s market capitalization in Canada has increased by nearly C$12 billion during this same period. On the safety side, the Company continued to focus on becoming the safest railroad in North America. In light, however, of higher volumes, challenging operating conditions and the coming on board of new railroaders, CN’s performance deteriorated slightly in 2017 although the Federal Railroad Administration (“FRA”) accident performance remains on an improving five-year trend. CN continues to invest significantly in training, coaching, recognition and employee involvement initiatives, like the Just Culture initiative that was launched to embed the behaviors required to improve the safety culture. While there are a number of safety initiatives already underway, CN also launched ACTIV8, a challenge-based interactive employee innovation forum with the goal of tapping into the experience and ideas of all CN employees to generate, capture and implement new ways of performing. The first challenge focused on safety, more specifically in finding solutions on how CN can reduce personal injuries. Compensation Decisions in 2017 The compensation of our Named Executive Officers (“NEOs”) is paid in U.S. dollars to provide a more precise, meaningful and stable comparison with U.S. denominated compensation of incumbents in equivalent positions within the comparator group. Given that Canadian securities regulations require that the compensation information provided in the Summary Compensation Table and other prescribed tables be stated in Canadian dollars, currency fluctuations impact the year-over-year comparability of compensation levels. The Committee believes that the Company’s comparator group and the U.S. dollar denominated approach to compensation for the NEOs is appropriate and, combined with an overall disciplined approach, provides a competitive total compensation package. Base Salary CN’s policy for base salaries and target bonuses continues to be at the median of the comparator group. In 2017, the overall salary positioning for the NEOs was aligned with the policy. The Committee continues to closely monitor the compensation paid to all executives to ensure it supports a market competitive compensation envelope. 33 CN MANAGEMENT INFORMATION CIRCULAR 2018 STATEMENT OF EXECUTIVE COMPENSATION

Annual Incentive Bonus Plan (“AIBP”) The 2017 annual incentive targets remained constant at 120% of base salary for the former President and Chief Executive Officer and at 80% of base salary for the other NEOs. The AIBP was comprised of three (3) components: corporate financial, safety and individual performance. The corporate financial component, which accounts for 70% of the annual incentive paid to executives, is designed to measure and reward against challenging targets for revenue, operating income, diluted earnings per share, return on invested capital, and free cash flow. For 2017, the Board approved a payout at 150% (and 200% for 206 executives and senior management employees, including the NEOs) of target on the corporate financial component. The safety component, which accounts for 10% and measures the Company’s safety performance, resulted in no payout for 2017. Finally, individual performance, which accounts for 20%, continued to be measured against individual key strategic financial and operational objectives and the resulting average individual bonus factor of all NEOs was 102%. Long-Term Incentive Program No changes were made to the Long-Term Incentive (“LTI”) plan design in 2017, following the changes made in 2015 with the inclusion of relative TSR performance and the adjustment of the LTI mix to a lower weighting on stock options from 50% to 45%. The Committee continues to closely monitor the components of the LTI plan. Compensation Risk Mitigation Our compensation programs are designed to encourage appropriate behaviours and include appropriate risk mitigation mechanisms. In 2017, Willis Towers Watson conducted its annual review and confirmed its view that “there are no significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. Willis Towers Watson also indicated that changes brought to CN’s clawback policy in 2017 to allow the clawback of bonus or incentive based compensation awarded after March 7, 2017 in circumstances of gross negligence, intentional misconduct, fraud, theft or embezzlement without the need for a financial restatement, further reduced the risk associated with these plans. At its December 2017 meeting, the Committee reviewed the Willis Towers Watson risk assessment report and supported its conclusions. In its own assessment, the Committee has determined that proper risk mitigation features are in place within the Company’s compensation programs. Conclusion The Committee and the Board of Directors believe that compensation outcomes are appropriate and aligned with CN’s approach to executive compensation. The Committee remains fully engaged in ensuring that CN’s executive compensation remains anchored to a disciplined approach, linked to performance, and is market competitive. The Chair of the Human Resources and Compensation Committee and other members will be present during the Meeting to answer questions you may have about CN’s executive compensation. We believe that our approach to executive compensation supports the execution of the Company’s strategic plan, and we remain committed to developing compensation programs that will continue to be aligned with our shareholders’ long-term interests. Robert Pace Chair of the Board Ambassador Gordon D. Giffin Chair of the Human Resources and Compensation Committee 34 STATEMENT OF EXECUTIVE COMPENSATION CN MANAGEMENT INFORMATION CIRCULAR 2018

Human Resources and Compensation Committee Composition of the Human Resources and Compensation Committee The Committee is composed of ten independent members. All members have a thorough understanding of compensation policies and principles related to executive compensation and have experience in human resources and compensation matters. Furthermore, members are also members of other committees of the Board and this overlap provides for a strong link between the committees’ risk oversight responsibilities. The following is a description of the education, skills and experience of each member of the Committee as at the date of this Information Circular that are relevant to the performance of his/her responsibilities as a member of the Committee, including skills and experience enabling the Committee to make decisions on the suitability of the Company’s compensation policies and practices: • Ms. Bruder is the Executive Vice-President, Operations at the Royal Bank of Canada where she is responsible for operations related to all personal and business clients in Canada delivered through more than 8,000 employees. In her corporate and board roles she has extensive experience overseeing human resource matters including compensation design, performance management and talent/ succession planning. • Mr. Carty spent 30 years in the airline business before retiring as Vice-Chairman and Chief Financial Officer of Dell, Inc. Mr. Carty has experience in developing and implementing compensation plans and performance-based goals for executive and enterprise-wide personnel. Mr. Carty served as chair of the Human Resources Committee of Talisman Energy, Inc. until 2015 and is actively involved in human resources as chair of the board of directors of Porter Airlines, Inc., and past chair of the board of directors of Virgin America, Inc. • Mr. Giffin is a Partner at the law firm of Dentons US LLP, where he maintains offices in Washington, D.C. and Atlanta. His practice focuses on international transactions and trade matters and public policy. He has been engaged in the practice of law or government service for more than thirty-five years. Mr. Giffin was the United States Ambassador to Canada from August 1997 to April 2001 and had responsibility for personnel matters. Mr. Giffin serves as chair of the board of TransAlta Corporation and was a member of the Management Resources and Compensation Committee of the Canadian Imperial Bank of Commerce until 2017. • Ms. Godin is Vice-Chair of the Board and Executive Vice-President, Chief Planning and Administration Officer of CGI Group Inc. (“CGI”) where she oversees the development of enterprise-wide policies, programs and processes related to the management of CGI and their consistent and high-quality application across all CGI business units. Ms. Godin is responsible for ensuring the continuous development of CGI’s 72,500 professionals. Previously Ms. Godin was head of CGI’s strategic planning and the company’s global human resources function, including executive compensation and succession planning, as well as organizational model sustainability to secure organic growth. • Ms. Holiday has extensive experience serving as a board member for different companies such as Hess Corporation, White Mountains Insurance Group, Ltd., and Santander Consumer USA Holdings, Inc. She has also served on the board of H.J. Heinz Company and RTI International Metals, Inc. As former General Counsel at the United States Treasury Department and former Secretary of the Cabinet at The White House, Ms. Holiday was in charge of the supervision of approximately 2,200 lawyers. • Mr. Losier was the President and Chief Executive Officer of Assumption Life. As Chief Executive Officer, the Vice-President of Human Resources reported directly to Mr. Losier. He worked with consultants to assess Assumption Life’s human resources practices and benefits and to measure the competitiveness of its executive compensation policies and practices. In addition, Mr. Losier gained human resources experience by actively participating and developing a leadership succession and development plan in anticipation of his retirement as Chief Executive Officer of Assumption Life. Mr. Losier has also been involved in succession planning for other publicly-traded companies. • Mr. Lynch held various senior positions in the Government of Canada, including Clerk of the Privy Council, Secretary to the Cabinet and Head of the Public Service of Canada where he was responsible for the overall management of 263,000 employees in 80 departments and agencies of the Canadian government. Mr. Lynch is a member of the Leadership Council of the Bank of Montreal and a member of the Nominating Committee of CNOOC Limited. He was chair of the Corporate Governance Committee and a member of the Human Resources Committee of Empire Company Limited until 2017. • Mr. O’Connor was chair of the board of directors and Chief Executive Officer of Republic Services, Inc., a leading provider of non-hazardous solid waste collection, recycling and disposal services in the U.S., and was involved in various human resources and compensation matters. Mr. O’Connor also serves as a director on the board of Clean Energy Fuels Corp. and Casella Waste Systems, Inc. (Lead Director). • Mr. Phillips served as President and Chief Executive Officer of various companies, including Dreco Energy Services, Ltd., PTI Group, Inc., and British Columbia Railway Corporation where he gained in-depth exposure to human resources and compensation matters. He currently serves on the Human Resources and Compensation Committees of Canadian Western Bank and West Fraser Timber Co. Ltd. Mr. Phillips was inducted as a fellow of the Institute of Corporate Directors in June 2017. • Ms. Stein currently serves as Executive Vice-President — General Counsel & Corporate Affairs at The Clorox Company. She also served as Senior Vice-President and General Counsel at H.J. Heinz Company. Ms. Stein gained extensive human resources and compensation experience through the review and execution of compensation matters for both companies. Ms. Stein has also engaged with shareholders’ advisory groups on various compensation matters. 35 CN MANAGEMENT INFORMATION CIRCULAR 2018 STATEMENT OF EXECUTIVE COMPENSATION

The following table summarizes the Committee members’ human resources and compensation-related experience: NUMBER OF COMMITTEE MEMBERS WITH VERY STRONG The Committee’s full charter is available as part of CN’s Corporate Governance Manual at www.cn.ca, under Delivering Responsibly/ Governance. Finally, the Committee met six (6) times in 2017 and held in camera sessions during each meeting. The report of the Committee, set forth in Schedule “B” to this Information Circular, outlines the major subject areas reviewed by the Committee during the year. AREA OF EXPERIENCE OR STRONG EXPERIENCE Membership on HR committees Organizational exposure to the HR function Leadership and succession planning, talent development Approval of employment contracts Development/oversight of incentive programs Oversight of stress-testing of incentive programs vs. business/operating performance Pension plan administration/oversight Interpretation and application of regulatory requirements related to compensation policies and practices Engagement with investors and investor representatives on compensation issues Oversight of financial analysis related to compensation policies and practices Exposure to market analysis related to compensation policies and practices Drafting or review of contracts and other legal materials related to compensation policies and practices Oversight of labour matters 10/10 9/10 9/10 100% 90% 90% Talent Management and Succession Planning Effective talent management, leadership development, succession planning, and employee engagement are priorities for the Board of Directors and the Committee. A comprehensive framework, focusing on the identification, assessment, and development of talent is used to ensure that the Company has an appropriate pipeline of potential successors at the executive and management levels. CN prepares talent for broader and more complex roles by differentiating development needs and providing meaningful professional experiences. When required, the Company also uses external hiring to address succession gaps and procure critical skills. Regular updates on the talent management and leadership development of each function are reviewed by the Committee. Throughout the year, the Committee also conducts in-depth executive reviews focused on the strength and diversity of succession pools for key leadership roles across CN. The Company also integrates a more precise approach for high-potentials in an effort to prepare them for broader and more complex roles while developing critical leadership capabilities. A complete review of the contingency as well as short-, medium-and long-term succession plans for the executive team is conducted annually, and specific plans to address identified gaps are reviewed. Over the course of 2016, a number of executives were assigned new responsibilities. With the support of the Committee and the executive team, CN is engaged in supporting these recently-assigned executives in their new responsibilities while assessing and developing the next layer of executives and senior managers to ensure that the talent pipeline remains strong. In 2017, the Committee continued to monitor the development of members of the executive team and to initiate tailor-made development plans. CN also refines its career development program to provide targeted training and practical work experience that will support the development of talent. As part of this review, CN continues to recruit new executives from leading organizations who will provide additional skill sets and experience and continue to improve the strength of our leadership team. The Committee is satisfied that the proper talent management and succession planning strategies are in place to ensure the Company’s ongoing success. 9/10 8/10 9/10 90% 80% 90% 7/10 8/10 70% 80% 6/10 60% 8/10 80% 9/10 90% 5/10 50% 5/10 50% Mandate of the Human Resources and Compensation Committee The Committee’s responsibilities include: • ensuring that appropriate mechanisms are in place regarding succession planning for the executive management positions, including that of the President and Chief Executive Officer; • reviewing executive management’s performance assessment; • reviewing leadership and talent management for the Company’s key positions; • overseeing the identification and management of risks associated with CN’s compensation policies and practices and reviewing disclosure on: (i) the role of the Committee in that respect; (ii) any practices that CN uses to identify and mitigate such risks; and, (iii) any identified risk arising from CN’s compensation policies and practices that is reasonably likely to have a material adverse effect on CN; • overseeing the selection of any benchmark group used in determining compensation or any element of compensation and reviewing disclosure on such group; • retaining outside advisors to assist in the performance of its functions and responsibilities, including compensation consultants, independent legal counsel or other independent advisors, and overseeing their work; • evaluating the independence of compensation consultants in accordance with applicable NYSE listing standards or other applicable laws, rules or regulations; • recommending to the Board of Directors executive management’s compensation; and • reviewing human resources practices by ensuring, among other things, that appropriate human resources systems are in place to allow the Company to attract, motivate and retain the quality of personnel required to meet its business objectives. 36 STATEMENT OF EXECUTIVE COMPENSATION CN MANAGEMENT INFORMATION CIRCULAR 2018

Independent Advice The Committee retains the services of executive compensation consultants to provide advice on compensation recommendations that are presented for Committee approval. Since October 2007, the Committee has retained the services of Hugessen for that purpose. The Committee mandated Hugessen to review and provide advice directly to the Committee on executive compensation recommendations and related questions. In aggregate, the fees invoiced by Hugessen in 2017 totalled approximately C$128,900. The Committee has also reviewed Hugessen’s independence and evaluated its performance for 2017. The Committee is satisfied with the advice received from Hugessen and that such advice is objective and independent. Hugessen also meets the independence requirements of the NYSE Listing Standards and confirmed that, on an annualized basis, the amount of fees received by the firm from CN represents less than 5% of Hugessen’s total fees. Since 2007, the Board of Directors has adopted a policy to the effect that the Chair of the Committee must pre-approve all non-compensation services provided to the Company by the consultant retained by the Committee to perform executive compensation-related services. Pursuant to an understanding between the Committee and Hugessen, the latter has agreed not to perform any work for management. During 2017, the only services performed by Hugessen were executive compensation-related services provided directly to the Committee. Executive Compensation – Related Fees 37 CN MANAGEMENT INFORMATION CIRCULAR 2018 STATEMENT OF EXECUTIVE COMPENSATION SERVICES RENDERED IN 2017 (C$) SERVICES RENDERED IN 2016 (C$) EXECUTIVE COMPENSATION – RELATED FEESALL OTHER FEES EXECUTIVE COMPENSATION – RELATED FEESALL OTHER FEES Hugessen 128,9000 83,8000

Compensation Discussion and Analysis Execut ve Summa y Named Executive Officers On March 5, 2018, the Board of Directors announced that Mr. Luc Jobin had left the Company and appointed Mr. Jean-Jacques Ruest Interim President and Chief Executive Officer of CN, in addition to retaining his position as Executive Vice-President and Chief Marketing Officer. This CD&A section covers executive compensation for the year ended December 31, 2017, prior to the executive change and focuses on the following NEOs who appear in the compensation tables: 20 7 Base Salary Increases The base salaries of NEOs are paid in U.S. dollars in order to provide for a more precise, meaningful and stable comparison with U.S. denominated salaries of incumbents in equivalent positions within the comparator group. As part of the NEOs’ annual compensation review, base salaries were set with reference to the median of the selected Class I Railroads comparator group. Salary increases reflect market competitiveness, economic outlook, leadership abilities, retention considerations and succession plans. Base salaries for all the NEOs were adjusted in 2017 to maintain a market competitive compensation envelope. For more information on base salaries, please refer to page 42. 20 7 Annual Bonus Results As in prior years, the former President and CEO’s target bonus in 2017 was 120% of base salary and the other NEOs’ target bonus was 80% of base salary. For 2017, the AIBP was comprised of corporate financial, safety and individual performance components: Corporate Financial Performance: This component accounted for 70% of the annual incentive bonus and was measured against challenging targets for revenue, operating income, diluted earnings per share, ROIC and free cash flow. The ROIC performance objective is also used as a performance measure for the Performance Share Units (”PSUs”) as it mitigates risk between short-and long-term performance on invested capital. The Board of Directors is of the view that its chosen corporate financial performance objectives are appropriate for a capital-intensive business such as CN. As the economy strengthened in 2017, so did customer demand, and CN hit records in volumes, revenues and operating income, as well as in earnings per share in 2017. As a result, performance exceeded target for all metrics. Consequently, the Board of Directors assessed the performance of the Company at “exceeds”, resulting in a corporate financial bonus factor of 150% (and 200% for 206 executives and senior management employees, including the NEOs). The table showing the 2017 corporate financial performance objectives, as approved by the Board of Directors in January 2017, and the 2017 results can be found on page 43. Corporate Safety Performance: This component accounted for 10% of the annual incentive bonus of executives and was subject to the achievement of challenging corporate safety accident and injury performance ratios. As a result of a slight deterioration of CN’s safety performance in 2017 resulting from higher volumes, challenging operating conditions and the coming on board of new railroaders, the Board of Directors assessed the corporate safety performance of the Company at “does not meet”, resulting in no payout for the safety bonus component. The table showing the 2017 corporate safety performance objectives, as approved by the Board of Directors in January 2017, and the 2017 results can be found on page 44. Individual Performance: The remaining 20% of the annual incentive bonus for executives was based on individual performance that considered the strategic and operational priorities related to each NEO’s function. The individual bonus factors for the NEOs, including the former President and CEO, were reviewed by the Committee. The resulting average individual bonus factor of all NEOs, including the former President and CEO, was 102%. The individual bonus factor, along with the corporate financial and safety bonus factors, served as the basis for calculating the annual incentive bonus payouts set out in the Summary Compensation Table on page 53. Overall, the average bonus payout for the NEOs (consisting of the Corporate Financial Performance Factor, the Corporate Safety Performance Factor, and the Individual Performance Factor) was 160% of target payout in 2017. Jean-Jacques Ruest Interim President and Chief Executive Officer (“CEO”), and Executive Vice-President and Chief Marketing Officer (“CMO”) Former President and Chief Executive Officer (“CEO”) Executive Vice-President and Chief Financial Officer (“CFO”) Executive Vice-President and Chief Operating Officer (“COO”) Executive Vice-President Corporate Services and Chief Legal Officer (“CLO”) Luc Jobin Ghislain Houle Michael Cory Sean Finn Compensat on Framework The Company follows a comprehensive executive compensation program for NEOs which includes: i) base salary; ii) annual incentive bonus; iii) long-term incentives; iv) pension benefits; and v) executive perquisites. The first three elements define total direct compensation. The objective of CN’s compensation program is to attract, retain and engage top talent by ensuring that there is a clear link between the Company’s long-term strategy, its business plan and executive rewards. Decisions on how much to pay the NEOs and all other executives in terms of total direct compensation are based on the Company’s executive compensation policy. The policy aims to position target total direct compensation between the median and the 60th percentile of the executives’ respective comparator groups. For the NEOs, the comparator group consists of select Class I Railroads (Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Railway Limited). For all other executives, the comparator group is comprised of a broad sample of U.S. industrial organizations with revenues between U.S.$6 billion and U.S.$15 billion that participate in Willis Towers Watson’s proprietary database. CN generated revenues of C$13 billion in 2017. For executives in group or division level positions, a total sample of the U.S. industrial organizations is used, with revenue ranges aligned to reflect the scope of the role of the respective CN executive. More information on the comparator groups can be found on page 41. In December 2017, as part of the annual compensation review process, Willis Towers Watson provided an assessment of how total direct compensation offered to all executives during the year compared against that of the respective comparator groups. Willis Towers Watson reported that the overall aggregate positioning of all executives’ total direct compensation is in line with CN’s compensation philosophy. Dec s on Process The compensation of the NEOs, other than that of the position of President and CEO, is recommended by the President and CEO and reviewed and recommended by the Committee for approval by the Board of Directors. The compensation of the President and CEO is recommended by the Committee and approved by the independent members of the Board of Directors. The President and CEO serves at the will of the Board. Neither the President and CEO nor the other NEOs have an employment contract. 38 COMPENSATION DISCUSSION AND ANALYSIS CN MANAGEMENT INFORMATION CIRCULAR 2018

20 7 Long Term Incentives In determining the appropriate long-term incentive fair value of LTI granted to NEOs, the Committee considered external market data, as well as other factors such as individual performance, retention risk and succession plans, and the Company’s compensation philosophy. The fair value of LTI grants for NEOs is determined with reference to the 60th percentile of the selected Class I Railroads comparator group. To align with mid-and long-term business performance and shareholder value creation, long-term incentives consist of a combination of PSUs and stock options, respectively weighing 55% and 45% of the long-term incentive fair value granted(1). The payout of PSUs granted in 2017 to NEOs is subject to two distinct performance measures. 70% of the PSU award is subject to the achievement of solid ROIC performance for the period ending on December 31, 2019, and to the attainment of a minimum average closing share price established at the beginning of the cycle. The remaining 30% is subject to CN’s Relative TSR measured against two comparator groups: i) selected Class I Railroads and ii) S&P/TSX 60 companies for the same period ending on December 31, 2019. The stock options granted in 2017 are conventional and vest over four years at a rate of 25% at each anniversary date. Stock options have a 10-year term. The table summarizing the performance objectives and payout condition of the 2017 PSU award can be found on page 45. 20 5 Performance Share Un ts Award Payout The 2015 PSU award was the first grant that included the relative TSR measure as one of the performance vesting conditions. The Committee reviewed the vesting of the 2015 PSU award against the performance targets for each measure: ROIC PSUs and Relative TSR PSUs. ROIC PSUs: The Company achieved a three-year average ROIC to December 31, 2017, of 16.7%. In accordance with the plan rules, this outcome resulted in a performance vesting factor of 135% (out of a maximum of 200%) for the ROIC PSUs awarded in 2015. As the minimum average closing share price condition was also met, payout under the plan occurred in February 2018, provided compliance with the other conditions of the award agreements. Relative TSR PSUs: The Company delivered a TSR performance of 39.5%(2) over the period from January 1, 2015 to December 31, 2017, resulting in an overall performance vesting factor of 142.3% (out of a maximum of 200%), reflecting the weighted average performance vesting factor of both measures (100% for Class I Railways and 184.6% for S&P/TSX 60). As part of the equity-settlement conversion introduced in 2014, PSUs were settled on February 23, 2018 in CN common shares purchased on the open market to encourage share ownership among participants. The table illustrating the 2015 PSU performance objectives and results can be found on page 46. Non Compete Non Sol c tat on and Non D sclosure The railroad industry operates in a highly competitive market. In recent years, the Company has continued in its efforts to protect itself and its confidential information. Accordingly, the Company’s long-term incentive award agreements, as well as its non-registered pension plans, contain non-compete, non-solicitation, non-disclosure of confidential information and other restrictive clauses. Payout under the long-term incentive plans or the non-registered pension plans is subject to current or former employees complying with these conditions. Further details related to CN’s non-compete and non-solicitation provisions are available on page 47. Risk M t gat on n Our Compensat on Program The Company has a formalized compensation philosophy to guide compensation program design and decisions. Many of the characteristics inherent in the Company’s executive compensation program encourage the right behaviours, thus mitigating risks and aligning long-term results with shareholder interests. The following are examples of such characteristics: • Appropriate balance between fixed and variable pay, as well as short-and long-term incentives; • Multiple performance measures to be met or exceeded in the AIBP; • Inclusion of a safety component in the AIBP; • Overlap of performance measures for short-and long-term incentives to mitigate risk; • Capped incentive payout opportunities with no minimum guaranteed payout; • Cannot engage in hedging activity or in any form of transactions in publicly-traded options on CN securities; • Executive compensation clawback policy is in place and was amended in 2017 to allow the clawback of bonus or incentive based compensation awarded after March 7, 2017 in circumstances of gross negligence, intentional misconduct, fraud, theft or embezzlement without the need for a financial restatement; • Stock ownership guidelines apply to executives and senior management employees; and • The Committee retains the services of an independent executive compensation consultant. A complete list and description of these risk-mitigating features is available on page 48. In December 2017, following a review of the Company’s compensation policy, programs and practices, Willis Towers Watson concluded again this year that “there are no significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. The Committee supports the conclusions from Willis Towers Watson’s risk assessment report and, in its own assessment, determined that proper risk mitigation features are in place within the Company’s compensation program. (1) The weighting of the 2017 long-term incentive grant value for the former President and CEO was different (64% PSUs and 36% Stock Options) to reflect stock option distribution requirements which limit the number of stock options that may be awarded during any calendar year to any individual participant to a maximum of 20% of the stock options awarded in that year. (2) TSR performance is calculated using CNR 20-day share price average immediately prior to January 1, 2015 (including dividend reinvestment) and CNR 20-day share price average ending on December 31, 2017 (including dividend reinvestment). The same calculation is used for all companies part of both comparator groups. 39 CN MANAGEMENT INFORMATION CIRCULAR 2018 COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation Policy Objectives The Company’s executive compensation policy and programs are designed to ensure that there is a clear link between the Company’s long-term strategy, its business plan and executive rewards, thus encouraging appropriate behaviour. A significant proportion of executive incentive compensation is, as a result, tied to key corporate objectives that play a critical role in driving the organization’s short-and long-term profitability and return to shareholders. The executive compensation program is also designed to be competitive in order to attract, retain and motivate outstanding executive talent while providing for appropriate risk control features. Compensation Decisions and Process The compensation is determined as part of an annual process followed by the Committee and outlined in the chart below: Total Cash Compensation Compensation The executive compensation program is comprised of five elements: i) base salary; ii) annual incentive bonus; iii) long-term incentives; iv) pension benefits; and, v) executive perquisites. The combination of base salary, annual incentive bonus and long-term incentives defines the total direct compensation offering, which is weighted towards variable, “pay-for-performance” elements. Compensation Policy The Company’s Executive Compensation Policy The executive compensation policy aims to target total direct compensation between the median and 60th percentile of the executives’ respective comparator groups. Base salaries and target annual bonuses are set with reference to the median level of the respective comparator group, whereas the grant date fair value of long-term incentives is set with reference to the 60th percentile. The Committee believes that the compensation policy and its principles provide for competitive and reasonable compensation levels. The Committee reviews benchmark information in December each year, and approves compensation adjustments in January of the following year by taking into consideration comparator group practices, economic outlook, individual performance, leadership abilities, retention considerations and succession plans. The Committee reviews and recommends for approval by the Board of Directors the performance targets related to both the AIBP and the PSUs in January. Aside from the relative TSR targets, these targets are derived from CN’s annual business plan, which is prepared by management and reviewed with the full Board during the Strategic Planning Committee meeting prior to the beginning of the applicable year. Business planning is an extensive process during which Management examines with the Board the economic, business, regulatory and competitive conditions, which affect or can be expected to affect CN’s business in the following three-year period. Throughout the year, members of the Committee are provided with updates related to the Company’s performance against targets. (1) Exceptionally postponed to January 2018. 40 COMPENSATION DISCUSSION AND ANALYSIS CN MANAGEMENT INFORMATION CIRCULAR 2018 Step 4 March to October • Monitoring and evaluation of progress and performance of compensation programs • Talent management reviews Pension Benefits and Executive Perquisites Indirect Step 3 January • Review of annual and long-term incentive payouts for the prior year • Review of compensation programs and annual compensation adjustments • Review of new annual targets and long-term incentive awards and performance-vesting conditions • Stress-testing of incentive grants Long-Term Incentives • Performance Share Units (ROIC and Minimum Share Price Condition and Relative TSR Performance) • Stock Options Variable Incentive Executive Compensation Program Total Direct Step 2 December • Evaluation of the individual performance assessment for the NEOs (1) • Review of compensation benchmark, and pay positioning • Annual review of risk and assessment of risk mitigation features Base Salary Fixed Compensation Annual Incentive Bonus • Corporate Financial Objectives • Corporate Safety Objectives • Individual Objectives Compensation Variable Incentive Step 1 September to December • Business plan review and approval by the Board • Definition of performance criterion and targets based on Business Plan

The Board and Committee also have open access to senior management throughout the year, should they wish to discuss specific business issues or seek clarification. The Board and the Committee are, therefore, confident that they have detailed visibility of the Company’s financial performance and that they are appropriately equipped to recommend executive compensation decisions. Finally, throughout the annual executive compensation review process, the Committee also receives and considers advice from its independent compensation consultant, Hugessen. The annual grant of PSUs and stock options to NEOs and other eligible employees is reviewed and approved by the Board of Directors in January for the then current year. In determining the appropriate long-term incentive fair value granted to each NEO, the Committee considered external market data, as discussed in the “Benchmarking Using Comparator Groups” section, as well as other factors such as individual performance, leadership, and talent retention. Benchmarking Using Comparator Groups The median and 60th percentile competitive pay levels are determined using comparator groups, which have been carefully reviewed and endorsed by the Committee as being appropriate for the level and nature of the benchmarked positions. In determining compensation for the NEOs, the Company considers a comparator group of North American companies comprised of the following Class I Railroads: Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation, and Canadian Pacific Railway Limited. These companies are similar in terms of industry and complexity, including size, revenue, capital investment, and market capitalization and directly compete with CN for key talent. Furthermore, half of CN’s Relative TSR performance indicator for the PSUs is measured against the same comparator group (please refer to page 45 for a description of the plan). Components of the 2017 Executive Compensation Program The following table shows CN’s positioning relative to the primary comparator group for NEOs. Data is as at December 31, 2017. MARKET AVERAGE COMPARATOR GROUP REVENUE (MILLIONS) NET INCOME CAPITALIZATION (1) NUMBER OF (MILLIONS) (MILLIONS) EMPLOYEES Union Pacific Corporation CSX Corporation Norfolk Southern Corporation Canadian Pacific Railway, Limited U.S.$21,240 U.S.$11,408 U.S.$10,551 U.S.$10,712 U.S.$5,471 U.S.$5,404 U.S.$105,600 U.S.$49,200 U.S.$41,500 41,992 25,230 26,955 C$6,554 C$2,405 C$33,300 12,034 AVERAGE (2) C$15,663 C$7,609 C$70,000 26,553 Canadian National Railway Company C$13,041 C$5,484 C$77,300 23,074 RANK (2) 4 4 2 4 (1) Net income as reported including the deferred income tax recovery resulting from the enactment of the U.S. tax reform. (2) Values were converted into Canadian dollars using the 2017 average exchange rate of US$1.00 = CAD$1.2986, except for the market capitalization where the December 31, 2017 exchange rate of US1.00 = CAD$1.2571 was used. The comparator group used for the benchmarking of compensation for all executives other than the NEOs is a broad sample of comparably-sized U.S. industrial organizations with revenues between U.S.$6 billion and U.S.$15 billion that participate in Willis Towers Watson’s proprietary database. For executives in group or division level positions, a total sample of the U.S. industrial organizations is used, with revenue ranges aligned to reflect the scope of the role of the respective CN executive. The Committee also considers data from this sample for NEOs for purposes of verifying the alignment with general compensation trends, but not for direct benchmarking purposes, given the direct comparability of the above-mentioned Class I Railroads. The following table summarizes the components of the Company’s executive compensation program, which is driven by the executive compensation policy and weighted towards variable, “pay-for-performance” elements. Each component is then further detailed in this section. RISK-MITIGATING ELEMENTS OBJECTIVES AND RATIONALE COMPONENT 2017 DESIGN SUMMARY FORM OPPORTUNITY Base Salary • Fixed rate of pay • Individual salary recommendations based on competitive assessment and economic outlook, leadership, retention and succession considerations • Cash • Set with reference to the median of the respective comparator group • Provides for a balanced mix of pay components (fixed vs. variable) • Use of external advisor and peer group analysis • Provide competitive level of fixed compensation • Recognize sustained individual performance • Reflect increase in role responsibility and/or growth in role Annual Incentive Bonus • Cash-based performance pay • Target is 120% of base salary for the President and CEO and 80% for the other NEOs. Maximum payout is limited to 2.0 times the target • For other eligible management employees, target is based on grade level with a maximum • Use of multiple performance measures • Plan targets reviewed and approved annually based on in-depth review of annual business plan • Increased diversification with the addition of a safety component • Payouts are capped • Reward the achievement of a balanced set of annual corporate financial performance objectives • Reward the achievement of a set of annual corporate safety performance objectives • Reward the achievement of personal objectives aligned with each employee’s area of responsibility and role in realizing operating results • Drive superior corporate financial and safety as well as individual performance • Annual awards based on achievement of five pre-determined corporate financial performance objectives (70%), two pre-determined corporate safety performance objectives (10%) and individual performance (20%) • Performance period: 1 year • No guaranteed payout limited to 1.5 orminimum payout 2.0 times the target • Payouts subject to a clawback policy • Executives, including the NEOs, and senior management employees, are required to provide the Company with a six-month notice period prior to retirement to maintain their eligibility for accrued and future bonuses under the Annual Incentive Bonus Plan 41 CN MANAGEMENT INFORMATION CIRCULAR 2018 COMPENSATION DISCUSSION AND ANALYSIS

RISK-MITIGATING ELEMENTS OBJECTIVES AND RATIONALE COMPONENT 2017 DESIGN SUMMARY FORM OPPORTUNITY Long-Term Incentives PERFORMANCE SHARE UNITS (55%) • 70% of the PSU value is subject to the attainment of three-year average return on invested capital targets and to the attainment of a minimum average closing share price established at the beginning of the cycle • 30% of the PSU value is subject to CN’s relative performance against selected Class I Railroads and S&P/TSX 60 companies • In the case of retirement, employees must remain in active and continuous service until March 31 of the year following the year in which the grant was made to be eligible for payout • Performance period: Three years STOCK OPTIONS (45%) • Conventional stock options that vest over four years at a rate of 25% per year • In the case of retirement, employees must remain in active and continuous service until the last day of the year in which the grant was made to be eligible for payout • Performance period: Four-year vesting, ten-year term • Performance-based • Long-term incentive • Significant weighting• Align management towards long-term interests with incentive compensation shareholder value share units payable in equity grant date fair value determined with reference to the 60th percentile of the respective comparator group for NEOs and executives • PSU performance vesting factor capped at 200% growth and total return relative to comparable groups • Overlapping multi-year performance periods • Mix of financial, market and relative performance measures • PSU payouts are capped and there is no minimum guaranteed payout • Payouts subject to a clawback policy • Reward the achievement of sustained financial performance • Contribute to retention of key talent • Recognize individual contribution and potential • Stock options Pension Benefits CANADIAN PENSION PLANS • Defined Benefit Plan (1): Benefits payable calculated as a percentage of the five-year highest average earnings multiplied by pensionable service • Pensionable service period for most defined benefit plans: Maximum of 35 years • Defined Contribution Plan (2): Benefits based on the participant’s required contributions and on Company-matched contributions • Non-registered plans: Supplement to the registered plans and provide benefits in excess of the Canadian Income Tax Act limits U.S. PENSION PLANS • Defined Benefit Plan: Benefits payable calculated as a percentage of the five-year highest average earnings (out of the last 10 years) multiplied by credited service • Maximum of 35 years of credited service for most defined benefit plans • Savings Plan: 401(k) benefits based on the participant’s voluntary contributions and 50% matching by the Company, limited to 3% of base pay • Defined Contribution Feature: Additional benefits included in the Savings Plan based on Company contributions equal to 3.5% of base pay • Non-registered plans: Supplement to the registered plans and provide benefits in excess of IRS and Railroad Retirement Board limits • Cash payments following retirement • Non-registered plans restricted to executives and senior management employees • Most retirement benefits for executives and senior management employees are calculated using base salary and annual bonus (up to target levels) • The former President and CEO participated in a Defined Contribution Plan, which limited CN’s exposure to risk • Provide an effective and attractive executive compensation program Executive Perquisites • Healthcare and life insurance benefits, annual physical exam, club membership, company-leased vehicle, parking, financial counselling and tax services • Non-cash perquisites • Competitive • No tax gross-ups on such perquisites • Use of corporate aircraft restricted to business-related purposes (1) Applies to employees hired prior to 2006. (2) Applies to employees hired after 2005 or who have elected to convert from a defined benefit plan. Base Salary The Committee normally reviews the base salaries of executives in January each year, by taking into consideration median comparator group practices, economic outlook, leadership abilities, retention considerations, and succession plans. The base salaries of NEOs are paid in U.S. dollars in order to provide for a more precise, meaningful and stable comparison with U.S.-denominated salaries of incumbents in equivalent positions within the comparator group. The base salaries for all the NEOs were adjusted in 2017 to maintain a market competitive compensation envelope. Annual Incentive Bonus Plan In addition to the NEOs, approximately 4,800 active management employees are eligible to participate in an annual performance-based bonus plan. Under the Company’s AIBP, minimum, target and maximum payouts, expressed as a percentage (%) of base salary, are as follows for the President and CEO, the other NEOs, the Senior Vice-Presidents and Vice-Presidents: TARGET (1) MAXIMUM (1) POSITION MINIMUM President and CEO Other NEOs Senior Vice-Presidents Vice-Presidents 0% 0% 0% 0% 120% 80% 65% 50/60% 240% 160% 130% 100/120% (1) As a percentage of base salary as at December 31, 2017. 42 COMPENSATION DISCUSSION AND ANALYSIS CN MANAGEMENT INFORMATION CIRCULAR 2018

The bonus payout received under the AIBP for the executives depends on the achievement of corporate financial (70%) and safety (10%), and individual (20%) objectives. This design reflects the Company’s view that any short-term incentive should be tied both to the overall financial and operational performance of the Company and to those areas of its business that each employee can influence directly. The following illustrates the 2017 AIBP for the former President and CEO: AIBP for the former President and CEO For 2017, the AIBP was comprised of the following components: 1. Corporate Financial Performance: 70% of the bonus was linked to the achievement of a balanced set of objectives that contribute to the Company’s long-term financial growth and profitability. The Committee ensures that performance goals and conditions are directly aligned with the achievement of the Company’s corporate objectives as set out in the Company’s business plan, which is recommended by the Strategic Planning Committee and reviewed and approved by the Board of Directors. These corporate objectives are taken into account in establishing the Company’s targets under the AIBP. In addition, in setting the AIBP targets for the upcoming year, the Company generally excludes items from the prior year that did not necessarily arise as part of the normal business of the Company, which can impact the comparability of the Company’s year-over-year financial performance and the Company’s current year targets in relation to the prior year’s results. In 2017, the Board of Directors assessed the Company’s corporate financial performance against targets for revenues, operating income, diluted earnings per share, free cash flow, and one-year ROIC. These measures were selected because they are quantifiable measures that play a key role in driving the organization’s profitability and return to shareholders. Additionally, the Board is of the view that its chosen corporate objectives are appropriate for a capital-intensive business like CN. The 2017 targets were approved by the Board of Directors in January 2017 based on the Company’s business and financial outlook at that time. Under the terms of the AIBP, a maximum corporate performance factor of 150% (or 200% for 206 executives and senior management employees, including the NEOs) can be applied to an eligible employee’s annual bonus payout when financial results exceed all five corporate performance stretch (maximum) objectives. There is no payout under a given measure if base performance is not achieved. Base performance is equivalent to “target” performance as generally understood with the exception that performance below “base” for a given measure does not trigger any payment under that measure. Corporate Financial Performance Corporate Safety Performance Individual Performance Corporate Financial Performance Corporate Safety Performance Individual Performance Revenues 25% Operating Income 25% Diluted Earnings per Share 15% Free Cash Flow 20% Return on Invested Capital 15% FRA Accident Ratio 50% FRA Injury Ratio 50% Operational and Service Excellence 20% Top Line Focus, Business Development, and Evolving Strategy 20% Safety and Sustainability 20% Employee Engagement, Corporate Culture, and Team Building 20% Stakeholder and Regulatory Engagement 20% Performance Objectives and Results – 2017 Annual Incentive Bonus Plan In January 2017, the performance targets were set assuming an exchange rate of U.S.$1.00 = C$1.32. During the year, the actual average exchange rate was U.S.$1.00 = C$1.30. At the end of 2017, the Company’s targets, with the exception of ROIC, were adjusted to take into consideration the foreign exchange and, in the case of Revenues, the difference between actual and forecasted oil and diesel prices with respect to the Company’s fuel surcharges. In addition, Diluted Earnings per Share and ROIC 2017 results were adjusted to exclude deferred income taxes from various tax enactments, including the U.S. tax reform. The following table, therefore, compares the 2017 adjusted performance targets with the actual 2017 results as reported by the Company. (1) Corporate objectives assume an average exchange rate of U.S.$1.00 = C$1.32. (2) Corporate objectives and results reflect an actual average exchange rate of U.S.$1.00 = C$1.30. (3) Revenues target has been adjusted to reflect actual fuel surcharges invoiced to clients based on actual oil and diesel prices in 2017. (4) Diluted Earnings per Share 2017 result was adjusted and excludes a net deferred income tax recovery of C$1,706 million (C$2.25 per diluted share) resulting from tax enactments, including the U.S. tax reform. (5) Adjusted Earnings per Share and Free cash flow are non-GAAP measures that have no standardized meaning prescribed by U.S. GAAP and, therefore, may not be comparable to similar measures presented by other companies and as such, should not be considered in isolation. See the sections entitled “Adjusted performance measures” and “Liquidity and capital resources – Free cash flow” in CN’s Management’s Discussion and Analysis included in the Company’s 2017 Annual Report for explanations of these measures and reconciliations to the nearest U.S. GAAP measures. (6) As indicated in note (5), free cash flow does not have any standardized meaning prescribed by U.S. GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any. (7) ROIC measures the Company’s efficiency in the use of its capital funds and is viewed as a key measure of long-term value generation to its shareholders. ROIC is generally calculated as net income before interest expense, divided by the total of the average net indebtedness and the average shareholders’ equity and may, in certain instances, be adjusted for certain items as determined by the Committee. As such in 2017, ROIC result was adjusted to exclude a net deferred income tax recovery of C$1,706 million (C$2.25 per diluted share) resulting from tax enactments, including the U.S. tax reform. 43 CN MANAGEMENT INFORMATION CIRCULAR 2018 COMPENSATION DISCUSSION AND ANALYSIS IN MILLIONS (EXCEPT PER SHARE DATA AND ROIC) CORPORATE OBJECTIVES AS OF JANUARY 1, 2017 (1) CORPORATE OBJECTIVES AS ADJUSTED (2) RESULTS 2017 (C$) PERFORMANCE ASSESSMENT BASE (THRESHOLD/STRETCH TARGET)(MAXIMUM) WEIGHT(C$) (C$) BASE (THRESHOLD/STRETCH TARGET)(MAXIMUM) (C$) (C$) Revenues 25%12,33212,542 Operating Income25%5,2705,415 Diluted Earnings per Share15%$4.62$4.77 Free Cash Flow (5)(6) 20%2,4202,535 ROIC (7) 15%15.5%16.1% 12,357 (3) 12,567 (3) 5,1915,336 $4.56$4.71 2,3592,474 15.5%16.1% 13,041 5,558 $4.99 (4) (5) 2,778 16.77% Exceeds Exceeds Exceeds Exceeds Exceeds 70% 10% 20%

As the economy strengthened in 2017, so did customer demand, and CN hit record volumes in a number of areas, especially in international intermodal, frac sand, coal, propane, and potash. As a result the revenues increased by eight percent to C$13,041 million compared to prior year. Records were also attained in operating income, as well as in reported and adjusted net income and earnings per share while the Company continued to reinvest in the business with 2017 capital spending of C$2.7 billion. In 2017, CN’s dividend was increased by 10% and 20.4 million shares were repurchased, returning over C$3.2 billion to shareholders. For 2017, after considering the financial results against established corporate objectives on a currency adjusted basis, the Board of Directors assessed the corporate performance at “exceeds”, resulting in a corporate performance factor of 150% (and 200% for 206 executives and senior management employees, including the NEOs). 2. Corporate Safety Performance: 10% of the annual bonus target was linked to the Company’s safety performance. In 2017, the Board of Directors assessed the Company’s corporate safety performance against two safety performance metrics with equal weighting: FRA accident and injury ratio. Under the terms of the AIBP, the performance factor for the corporate safety component can range from 0% to 200%. In 2017, the individual objectives of the NEOs included both quantitative measures and qualitative strategic and operational considerations related to their function. At year-end, the former President and CEO reviewed the performance of the other NEOs, taking into consideration their achievements against their pre-determined individual objectives and determined their individual bonus factor, subject to Committee review and Board approval. The Committee then reviewed and reflected on each NEO’s individual achievements against objectives, as well as their overall leadership in meeting their function’s objectives. For 2017, the overall average individual bonus factor for the NEOs, including the former President and CEO, was 102%. Any annual incentive bonus payout under the corporate safety and individual component is conditional upon a payout being declared under the corporate financial component. In addition, should corporate financial performance be assessed at “partially meets” (i.e., a corporate financial performance factor below 100%), the corporate safety and individual performance factors will be pro-rated to the same level. The following formula illustrates how an eligible executive employee’s annual base salary (as at December 31, 2017), target payout (expressed as a percentage of base salary), corporate financial, corporate safety and individual performance factors interact in the determination of the actual annual bonus payout: Corporate Safety Performance Objectives and Results – 2017 Annual Incentive Bonus Plan payout salary factor + Annual salary Corporate financial when below 100% payout performance + In 2017, CN continued to focus on its objective of being the safest railroad in North America. As a result of significant volume growth, challenging operating conditions and the coming on board of new railroaders, safety targets were not met. The Company continues to focus on employee safety. Key initiatives in 2017 as part of CN’s continued focus on its safety agenda include the Just Culture initiative that was launched to embed the required behaviors to improve the safety culture as well as a safety challenge where all CN employees were invited to provide ideas and solutions, via an innovation forum, on how CN can reduce personal injuries. For 2017, after considering the operational results against established safety objectives, the Board of Directors assessed the corporate safety performance of the Company at “does not meet”, resulting in no payout for the safety bonus component. 3. Individual Performance: 20% of the bonus was based on personal business-oriented objectives that considered the strategic and operational priorities related to each executive’s respective function, with a strong overall focus on: operational and service excellence, delivering superior growth, evolving strategy, workforce engagement and talent management, stakeholder and regulatory engagement, and safety and sustainability. The individual performance factor can range from 0% to 200% for NEOs and other executives and senior management employees. For all other eligible management employees, the performance factor can range from 0% to 150%. The individual performance factor for the President and CEO position is based on an individual assessment reviewed and approved by the Committee. X X X X base 20% performance performance factor payout The average bonus payout for the NEOs (consisting of the corporate financial performance factor, the corporate safety performance factor, and the individual performance factor) was 160% of target payout in 2017. The actual payouts are reported in the Summary Compensation Table on page 53, under the column Non-equity incentive plan compensation — Annual incentive plans. Executives, including the NEOs, and senior management employees, are required to provide the Company with a six-month notice period prior to retirement. This measure was instituted to allow for improved succession planning and to maximize the effectiveness of transitions. Employees who fail to provide such notice forfeit any accrued and future bonus under the AIBP, save for specific and exceptional circumstances. Long-Term Incentives The Board of Directors considers a number of factors to assess the Company’s long-term incentive strategy, including the balance between long-term value creation and shareholder wealth protection, executive stock ownership position versus stock option holdings, executive retention risk, as well as the dilution impact of different long-term incentive vehicles. Since 2005, the Board of Directors has elected to grant a combination of stock options and PSUs to NEOs, as well as to designated executives and senior management employees. 44 COMPENSATION DISCUSSION AND ANALYSIS CN MANAGEMENT INFORMATION CIRCULAR 2018 AnnualTarget IndividualCorporate financial salaryfactor when below 100% Corporate base X Target X 10% XsafetyXperformance factor factor SAFETY OBJECTIVES AS OF JANUARY 1, 2017 RESULTS 2017 PERFORMANCE ASSESSMENT BASE STRETCH WEIGHT (THRESHOLD)(MAXIMUM) FRA Accident 50%1.601.50 Ratio (per million of train miles) FRA Injury 50%1.601.50 Ratio (per 200,000 person hours) 1.83 1.83 Does Not Meet Does Not Meet AnnualCorporate financial base XTarget X70%Xperformance

In 2014, the Company changed the methodology used for the valuation of long-term incentives to reinforce alignment throughout the compensation review process. As a result, LTI values disclosed in the Summary Compensation Table on page 53 are calculated using the Willis Towers Watson expected life binomial methodology. The same valuation methodology is also used for benchmark and grant purposes. This valuation methodology provides for precise and comparable compensation information. In 2016, the Company further adjusted its methodology and introduced a rolling three-year valuation factor to limit year-over-year fluctuations of the valuation factor for both stock options and PSUs. PSUs and stock options are weighted 55% and 45% of the long-term incentive award value, respectively, except for the President and CEO position. The President and CEO’s long-term incentive award has a smaller relative weight in stock option value, due to the 20% limitation on the number of stock options that can be awarded to any one individual in a particular year, pursuant to the terms of the Management Long-Term Incentive Plan (please refer to page 58 for a description of the plan). of PSUs is subject to the achievement of performance measures defined at the beginning of the cycle and the payout can range from 0% to 200%. At the end of the performance cycle, the number of PSUs will be adjusted based on the achievement of the performance conditions detailed below. PSUs will be settled in CN common shares purchased on the open market. PSUs awarded in 2017 will be subject to the following two performance measures: 1. PSUs – ROIC Seventy percent (70%) of the PSU award value is subject to the achievement of a target related to the Company’s average three-year ROIC over the plan period and the payment will be conditional upon meeting a minimum average closing share price during the last three months of 2019. The ROIC for each of the applicable plan years is generally calculated as net income before interest expense, divided by the total of the Company’s average net indebtedness and the average shareholders’ equity, and may, in certain instances, be adjusted for certain items as determined by the Committee. ROIC measures the Company’s efficiency in the use of its capital funds and is viewed as a key measure of long-term value generation to its shareholders. The decision to use the ROIC performance measure for both short-and long-term incentives is based on a prudent risk management approach in order to focus on ROIC over different time periods (one year vs. three years). Moreover, the weighting of the ROIC condition under the AIBP is limited to 15% of the corporate component. Finally, ROIC performance objectives are based on CN’s business plan. PSUs — ROIC granted in 2017 to NEOs and other designated employees are subject to the attainment of the performance measures presented in the table below: PERFORMANCE LTI Award 45% Stock Options 55% PSUs 70% ROIC + Minimum Share Price Conditions 30% Relative TSR Performance VESTING FACTOR (1) OBJECTIVE PERFORMANCE OBJECTIVE: Average ROIC for the three-year period ending on December 31, 2019 Below 13.5% 13.5% 14.5% 16.0% 16.5% 17.0% and above 0% 50% 100% 125% 150% 200% 50% 50% S&P/TSX 60 Selected Class I Railroads The annual grant of PSUs and stock options to NEOs and other eligible employees is reviewed and approved at the meetings of the Committee and the Board of Directors, which occur each year in January. In order to determine each NEO’s LTI award, the Committee takes into consideration individual performance, retention risk and succession plans, as well as the Company’s compensation philosophy and the value of LTIs granted by the selected Class I Railroads included in the comparator group (please refer to section “Benchmarking Using Comparator Groups” on page 41). The Committee does not consider previous executive grants when setting the individual awards, as the LTI plans are inherently performance-based. The Board may also, at its discretion, approve additional grants of PSUs and stock options to NEOs during the year. The exercise price of the stock options granted is equal to the closing price of the Company’s common shares on the TSX or the NYSE on the grant date. A minimum active service condition exists for stock options and PSUs to support the retention of key talent approaching retirement. The minimum active service condition is 12 months for stock options and 15 months for PSUs. Should an executive, including NEOs, or other management employees retire prior to the end of the minimum service condition in the award agreement, PSUs and stock options awarded pursuant to that agreement would be forfeited. Performance Share Units: 2017 Award The objective of the PSUs is to enhance the Company’s ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company. PSUs vest after three years and the grant date fair value of the PSUs awarded to each NEO in 2017 is included in the Summary Compensation Table on page 53, under the Share-Based Awards column. The vesting PAYOUT CONDITION: Minimum average closing share price for the last three months of 2019 C$90.56 on the TSX or U.S.$67.92 on the NYSE (1) Interpolation applies between objectives. 2. PSUs – TSR Thirty percent (30%) of the PSU award value is subject to CN’s Relative TSR measured against two equally-weighted comparator groups: i) selected Class I Railroads, and ii) S&P/TSX 60 companies. Relative TSR performance measures CN’s share price appreciation, inclusive of dividends, over the three-year plan period against the companies within each comparator group. PSUs — TSR awarded in 2017 to NEOs and other designated employees are subject to the attainment of the performance measures presented in the table below: TSR RELATIVE TO SELECTED CLASS I RAILWAYS CNR PAYOUT 1st 2nd 3rd 4th 5th 200% 150% 100% 50% 0% TSR RELATIVE TO S&P/TSX 60 CNR PAYOUT (1) 75th Percentile and above 50th Percentile 25th Percentile Less than the 25th Percentile 200% 100% 50% 0% (1) Interpolation between points. 45 CN MANAGEMENT INFORMATION CIRCULAR 2018 COMPENSATION DISCUSSION AND ANALYSIS

The grant date fair value of the PSUs awarded to each NEO in 2017 is included in the Summary Compensation Table on page 53, under the Share-Based Awards column. Performance Share Units: 2015 Award Payout The 2015 PSU award was the first grant that included the relative TSR measure as one of the performance vesting conditions. As a result, the PSUs awarded in 2015 to NEOs and other designated employees vested based on the achievement of performance targets for each measure: ROIC PSUs and Relative TSR PSUs. Over the past three years, CN’s share price has increased by 29.5% in Canada, in comparison to a 10.8% increase of the S&P/TSX Composite Index. The Company’s market capitalization in Canada has increased by nearly C$12 billion during this same period. ROIC PSUs (70% of the grant value): The Company delivered a three-year average ROIC of 16.7%, resulting in a performance vesting factor of 135% (out of a maximum of 200%). As the minimum average closing share price condition was also met, payout occurred in February 2018 in accordance with the Share Units Plan and the 2015 award agreement. Relative TSR PSUs (30% of the grant value): The Company delivered a TSR performance of 39.5% (1) over the period from January 1, 2015 to December 31, 2017, resulting in an overall performance vesting factor of 142.3% (out of a maximum of 200%), reflecting the weighted average performance vesting factor of both measures (100% for Class I Railways and 184.6% for S&P/TSX 60). As part of the equity-settlement conversion introduced in 2014, PSUs were settled on February 23, 2018 in CN common shares purchased on the open market. The value vested during the year for each NEO is included in the table Incentive Plan Awards — Value Vested or Earned During the Year, and under the Share-Based Awards — Value Vested During the Year column on page 57. Stock Options Stock options were granted in 2017 to NEOs and other designated employees pursuant to the Management Long-Term Incentive Plan (“MLTIP”). Please refer to page 58 for details of the MLTIP. The stock options granted in 2017 vest over four years at a rate of 25% at each anniversary date and have a ten-year term. Grants were made in the currency of the recipient’s salary. Stock options are granted with the objective of rewarding NEOs and other designated employees for creating sustainable, long-term shareholder value. If the share price increases between the grant date and the vesting date, stock options will have a realizable value. Gains are realized once the stock options are exercised. The gain will be equivalent to the difference between the share price on the date of exercise and the grant date share price, multiplied by the number of stock options exercised. The grant date fair value of the stock options awarded to NEOs in 2017 is included in the Summary Compensation Table on page 53, under the Option-Based Awards column. Executive Perquisites NEOs are eligible to receive perquisites and personal benefits in accordance with the Company’s policy and in line with general market practice. These typically include the use of a Company-leased vehicle, parking, financial counselling and tax services, club membership, certain healthcare benefits and life insurance, and an annual executive physical exam. Other executives and senior management employees are also eligible to receive select perquisites; the type and value of the perquisites are generally determined by the grade of the employee’s position. All executives must comply with the aircraft utilization policy, which restricts the usage of the corporate aircraft to business-related purposes only, save for exceptional circumstances and provided all incremental costs are fully reimbursed. Tax gross-ups on the value of certain executive perquisites have been eliminated. Employee Share Investment Plan The Employee Share Investment Plan (“ESIP”), available to all Company employees, provides the opportunity to participate in CN’s ownership through the purchase of CN common shares on the open market via payroll deductions. Employees may contribute between 1% and 10% of their gross base salary to the ESIP every pay period. The Company provides a 35% match on the first 6% of employee contributions. Over 80% of CN’s employees are shareholders of the Company through participation in the ESIP, and in 2017, all NEOs participated in the ESIP. The value of the Company match received by NEOs in 2017 under the ESIP is indicated in the Details of the All Other Compensation Amounts table on page 55. Performance Objectives and Results – Performance Share Units – 2015 Award ROIC PSUs – 70% of the grant value: PERFORMANCE VESTING FACTOR (1) OBJECTIVE RESULTS PERFORMANCE OBJECTIVE: Average ROIC for the three-year period ended on December 31, 2017 Below 14.0% 14.0% 15.0% 16.5% 17.0% 17.5% and above 0% 50% 100% 125% 150% 200% 16.7% (2) translating into a payout factor of 135% PAYOUT CONDITION: Minimum average closing share price for the last three months of 2017 C$77.59 on the TSX or U.S.$67.20 on the NYSE C$102.34 U.S.$80.54 (1) Interpolation applies between objectives. (2) Adjusted to exclude deferred income taxes resulting from various tax enactments, including U.S. tax changes. If no adjustment had been performed for the U.S. tax changes, the payout factor would have been 200%. Relative TSR PSUs – 30% of the grant value: TSR RELATIVE TO SELECTED CLASS I RAILWAYS (15% OF THE GRANT VALUE) CNR PAYOUT RESULTS 1st 2nd 3rd 4th 5th 200% 150% 100% 50% 0% Other Key Compensation Programs of the Company Stock Ownership The Committee strongly supports stock ownership by executives. Stock ownership guidelines require a minimum level of stock ownership, set as a multiple of base salary, to be achieved within a five-year period to align the interests of executives with those of shareholders. As at December 31, 2017, 206 executives and senior management employees are subject to share ownership guidelines. Once executives and senior management employees have met their initial shareholding requirements, they are required to maintain compliance, which is reported annually to the Committee. Stock ownership guidelines can be met through the holding of common shares and vested deferred share units under the 39.5% TSR resulting in the 3rd place ranking and translating into a payout factor of 100% TSR RELATIVE TO S&P/TSX 60 (15% OF THE GRANT VALUE) CNR PAYOUT (1) RESULTS 75th Percentile and above 50th Percentile 25th Percentile Less than the 25th Percentile 200% 100% 50% 0% 39.5% TSR resulting in the 71st percentile and translating into a payout factor of 184.6% (1) Interpolation between points. (1) TSR performance is calculated using CNR 20-day share price average immediately prior to January 1, 2015 (including dividend reinvestment) and CNR 20-day share price average ending on December 31, 2017 (including dividend reinvestment). The same calculation is used for all companies part of both comparator groups. 46 COMPENSATION DISCUSSION AND ANALYSIS CN MANAGEMENT INFORMATION CIRCULAR 2018

Company’s Voluntary Incentive Deferral Plan (“VIDP”). Stock options (vested or unvested) and unvested LTI grants are not considered towards the minimum level of stock ownership. Stock ownership requirements are as follows: The provisions state that acceleration of vesting would not occur if a proper substitute to the original stock options or PSUs is granted to the participant. If such substitute is granted and a participant is terminated without cause or submits a resignation for good reason within 24 calendar months after a Change of Control, all outstanding substitute stock options or PSUs which are not then exercisable shall vest and become exercisable or payable in full upon such termination or resignation. Substitute stock options that are vested and exercisable shall remain exercisable for a period of 24 calendar months from the date of such termination or resignation and PSUs shall be remitted within 30 days. Discretion is left to the Board of Directors to take into account special circumstances. The definition of a resignation for good reason is included in the Termination and Change of Control Benefits table on page 62. Non-Compete / Non-Solicitation Provisions Non-compete and non-solicitation provisions are included in the PSU and stock option award agreements for all executives and other management employees. In 2010, the Board of Directors approved the inclusion of non-compete and non-solicitation provisions to certain supplemental retirement plans and arrangements. Such provisions were also harmonized in 2010 and 2011 across the non-registered pension plans that apply to all executives and senior management employees. Non-compete and non-solicitation provisions will be applied if a recipient fails to comply with certain commitments for a two-year period following termination of employment. Those commitments prohibit: a) the use of confidential CN information for any purpose other than performing his or her duties with CN; b) engaging in any business that competes with CN; c) soliciting, accepting the business of a customer, client, supplier or distributor of CN or hiring or engaging employees of CN; d) taking advantage or profit from any business opportunity of which they became aware in the course of employment with CN; and GUIDELINES President and CEO Executive and Senior Vice-Presidents Vice-Presidents Senior Management 5 times base salary 3 times base salary 1.5 to 2 times base salary 1 times base salary The President and CEO is also required to maintain his stock ownership guideline level until one year after retirement. As at December 31, 2017, all NEOs achieved their share ownership requirements. Stock Ownership Status as at December 31, 2017 VALUE REQUIRED HOLDINGS AS A MULTIPLE NUMBER VALUE OF (2) TO MEET (3) NAMED EXECUTIVE OFFICER OF SHARES HOLDINGS (C$) GUIDELINES (C$) OF BASE SALARY (3) HELD (1) (1) Common shares and/or vested deferred share units as at December 31, 2017. (2) Value is based on the closing share price of the common shares on December 31, 2017, on the TSX (C$103.65). (3) U.S.$ salaries as at December 31, 2017, were converted to Canadian dollars using the average rate during the year (U.S.$1.00 = C$1.2986). Anti-Hedging Policy Under the Company’s Insider Trading and Reporting Policy, no directors, officers or employees can engage in hedging activity or in any form of transactions in publicly-traded options on CN securities. This relates to all forms of derivatives, including “puts” and “calls”. Change of Control Provisions The Management Long-Term Incentive Plan and the Share Units Plan include “double trigger provisions”. Pursuant to such provisions, the vesting of non-performance stock options or PSUs held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason. A Change of Control means any of the following events: a) in the event the ownership restrictions in the CN Commercialization Act are repealed, a formal bid for a majority of the Company’s outstanding common shares; b) approval by the Company’s shareholders of an amalgamation, merger or consolidation of the Company with or into another corporation, unless the definitive agreement of such transaction provides that at least 51% of the directors of the surviving or resulting corporation immediately after the transaction are the individuals who, at the time of such transaction, constitute the Board and that, in fact, these individuals continue to constitute at least 51% of the board of directors of the surviving or resulting corporation during a period of two consecutive years; or c) approval by the Company’s shareholders of a plan of liquidation or dissolution of the Company. e) taking any action as a result of which relations between CN and its consultants, customers, clients, suppliers, distributors, employees or others may be impaired or which might otherwise be detrimental to the business interests or reputation of CN. Executive Compensation Clawback CN’s clawback policy, adopted in 2008, applies to all CN executives. Under this policy, the Board may, in its sole discretion, to the full extent permitted by governing laws and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement of all or a portion of annual and long-term incentive compensation received by an executive. The Board of Directors may seek reimbursement of full or partial compensation from an executive or former executive officer in situations where: a) the amount of incentive compensation received by the executive or former executive officer was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements; b) the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and c) the incentive compensation payment received would have been lower had the financial results been properly reported. 47 CN MANAGEMENT INFORMATION CIRCULAR 2018 COMPENSATION DISCUSSION AND ANALYSIS Jean-Jacques Ruest Luc Jobin Ghislain Houle Michael Cory Sean Finn 276,14928,622,8432,318,00137.0 x 114,33311,850,6156,979,9758.5 x 107,20411,111,6942,201,12715.1 x 42,7954,435,7012,318,0015.7 x 68,0557,053,9002,162,1699.8 x

In addition, with respect to bonus or incentive based compensation awarded after March 7, 2017, in the event that any executive officer is found to have engaged in gross negligence, intentional misconduct, fraud, theft or embezzlement, whether or not there is a financial restatement, the Board may in its discretion, to the full extent permitted by governing law and to the extent it determines that it is in CN’s best interest to do so, require the reimbursement of some or all of the after-tax amount of any incentive compensation already paid in the previous 24 months or forfeit his or her vested or unvested incentive awards in accordance with plan terms. • The LTI awards, which constitute a significant portion of NEO compensation, vest over a three-or four-year period, motivating executives to create longer-term value. • The performance measures used within the Share Units Plan reflect an appropriate balance between financial and share price conditions. • Payout of PSUs subject to ROIC performance is also contingent upon meeting a minimum share price condition that triggers payment only if share price appreciates during the three-year term. • The use of relative TSR performance measures strengthen alignment between executive pay and shareholders return. • The use of the same performance measure (ROIC) for the AIBP (one year) and PSUs (three-year average) ensures balance between short-and long-term performance sustainability on key capital investment expenditures. Fixed Limits on Variable Compensation • The AIBP and the Share Units Plan are designed to include the possibility of a zero payout, as well as a pre-defined maximum. • The former President and CEO participated in a Defined Contribution Plan, which limited CN’s exposure to risk. Risk Mitigation in Our Compensation Program One of the Company’s fundamental goals is to create sustained shareholder value. To support this objective, the Committee focuses on developing and recommending an executive compensation philosophy and program that aligns with the Company’s business strategy, emphasizes pay-for-performance, and encourages the right behaviours. Hence, many characteristics of the Company’s executive compensation program serve to mitigate risk and emphasize the importance of longer-term value creation: Structured Process • An annual review of the performance measures under the Company’s AIBP and Share Units Plan takes place to ensure their continued relevance. • The Committee completes a formal assessment of performance each year, and can then use discretion to increase or decrease any compensation awards if it deems appropriate based on market factors or other extenuating circumstances. • Stress-testing exercises are performed annually for proposed LTI grants and results are presented to the Committee for their consideration prior to the Committee and the Board approving such grants. Protection Mechanisms • The Company’s executive compensation clawback policy allows the Board, in certain situations, to request the full or partial reimbursement of annual and long-term incentive awards received by executives (please refer to section “Executive Compensation Clawback” on page 47 for more information). • The NEOs are not governed by employment contracts and the long-term incentive plans include “double-trigger provisions”, such that the vesting of LTI awards would generally not accelerate upon a Change in Control. • Under the Company’s Insider Trading and Reporting Policy, directors, executives and employees are prohibited from engaging in hedging activities against CN securities. • In order to further align their interests with those of shareholders, executives and senior management employees (206 individuals) are required to meet specific stock ownership guidelines. In addition, the President and CEO must maintain his stock ownership level for one year after retirement (please refer to section “Stock Ownership” on page 47 for more information). • Commencing at various dates, for executives and senior management employees, the payout of LTI awards and the payment of retirement benefits under the Company’s non-registered pension plans are conditional on compliance with the conditions of their benefit plans, award or employment agreements, including, but not limited to, non-compete, non-solicitation, non-disclosure of confidential information and other restrictive covenants (please refer to section “Non-Compete/Non-Solicitation Provisions” on page 47 for more information). Balanced Program • The compensation program appropriately balances fixed and variable pay, as well as short-and long-term incentives (in aggregate, approximately 80% of NEOs’ target total direct compensation is directly linked to the Company’s performance). • The corporate component of the AIBP includes five performance measures that are appropriately balanced between “top-line” and “bottom-line” measures, thus diversifying the risk associated with the use of any single performance measure (please refer to section “Annual Incentive Bonus Plan” on page 42 for more information). • The safety component of the AIBP includes two standard safety metrics and further increases diversification of the plan, thus reducing the potential risk associated with the plan. • There are multi-year, overlapping performance periods for the PSUs and stock options, which encourages consistent, long-term behaviour and mitigates risk. 48 COMPENSATION DISCUSSION AND ANALYSIS CN MANAGEMENT INFORMATION CIRCULAR 2018

Independent Advice • Management retains the services of an external executive compensation consultant to assist in compensation-related matters for its executives. The Committee retains the services of an independent executive compensation consultant to provide advice on compensation recommendations that are presented for Committee approval. Seven years ago, Willis Towers Watson was mandated to review the Company’s compensation policy, programs and practices and assessed any potential risk implications and concluded that “there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. The Committee played an active role in reviewing the risk assessment report and in discussing the improvement actions suggested by Willis Towers Watson. CN has since requested that Willis Towers Watson annually review the actions taken by CN since the initial risk assessment report and comment on any potential risks. In December 2017, Willis Towers Watson considered the actions taken by CN and once again confirmed that “overall, there do not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. The Committee supports the conclusion from the Willis Towers Watson risk assessment report and in its own assessment determined that proper risk mitigation features are in place within the Company’s compensation programs. Throughout the year, the Committee plays an important oversight role related to the identification and management of risks associated with CN’s compensation programs and practices. For example, in camera sessions, restricted to members of the Committee, are held at the start of each of the Committee meetings to allow for discussion regarding any compensation or risk-related issue. The Committee also believes in the benefits of a certain level of overlapping membership between the Audit and the Human Resources and Compensation Committees, particularly with regard to risk monitoring. As such, Donald J. Carty, Chair of the Audit Committee, is a member of the Human Resources and Compensation Committee; and, Ambassador Gordon D. Giffin, Chair of the Human Resources and Compensation Committee, was a member of the Audit Committee until January 22, 2018. James E. O’Connor, Chair of the Strategic Planning Committee, is also a member of the Human Resources and Compensation Committee; and, Ambassador Gordon D. Giffin is a member of the Strategic Planning Committee. These overlaps effectively provide a link between committees’ risk oversight responsibilities. Compensation of the NEOs Jean-Jacques Ruest INTERIM PRESIDENT AND CHIEF EXECUTIVE OFFICER, AND EXECUTIVE VICE-PRESIDENT AND CHIEF MARKETING OFFICER On March 5, 2018, the Board of Directors appointed Mr. Ruest as the Interim President and CEO of the Company. Mr. Ruest maintains his duties as CN’s Executive Vice-President and CMO, a position he has occupied since January 1, 2010. In that role Mr. Ruest is responsible for providing the strategic direction and leadership for CN’s Sales, Marketing and Supply Chain Solutions groups. Mr. Ruest is a seasoned executive and has extensive marketing experience within the railway industry. Prior to joining CN, he had more than 15 years of experience working for a major international chemical company. Mr. Ruest holds a Masters in Business Administration in Marketing from HEC Montréal and a Bachelor of Science degree in Applied Chemistry from Université de Sherbrooke. He also completed the executive program from the University of Michigan’s business school. In 2017, as Executive Vice-President and CMO, Mr. Ruest’s base salary was increased to U.S.$595,000 (C$772,667) to reflect his competitive positioning and experience. As in 2016, Mr. Ruest’s target bonus for 2017 was 80% of base salary under the AIBP. In addition, Mr. Ruest received 22,249 PSUs and 67,942 stock options, in accordance with the terms of the Share Units Plan and the Management Long-Term Incentive Plan, respectively. 2017 AIBP Objectives In 2017, Mr. Ruest’s performance as Executive Vice-President and CMO, was assessed against individual performance objectives which included: delivering growth; price and profit margin yield; stakeholder engagement with customer community, employees, and investors; supply chain transformation platform; and safety and sustainability. Mr. Ruest was assessed as having met his overall individual performance objectives. Based on the Company’s financial and safety performance, as well as on his individual assessment, Mr. Ruest received a 2017 annual bonus in the amount of U.S.$761,600 (C$957,407). 2017 Target Total Direct Compensation Summary 2017 TOTAL DIRECT COMPENSATION (AT TARGET) AS A % OF TOTAL DIRECT COMPENSATION U.S.$ Salary 595,000 20.7% AT-RISK COMPENSATION Annual Incentive Bonus Performance Share Units Stock Options 476,000 990,074 809,869 16.6% 34.5% 28.2% TOTAL DIRECT COMPENSATION (TARGET) 2,870,943 2017 Target Pay Mix 79.3% Pay-at-Risk 49 CN MANAGEMENT INFORMATION CIRCULAR 2018 COMPENSATION DISCUSSION AND ANALYSIS 20.7% Base Salary 62.7% LTI (Fair Value) 16.6% Target Bonus

Luc Jobin FORMER PRESIDENT AND CHIEF EXECUTIVE OFFICER Ghislain Houle EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER Mr. Jobin became President and CEO of CN on July 1, 2016. On March 5, 2018, the Board of Directors announced that Mr. Jobin had left the Company. As President and CEO, Mr. Jobin was responsible for providing leadership and vision for CN, as well as achieving strategic and operational goals that would build long-term shareholder value. In 2017, Mr. Jobin’s base salary was increased to U.S.$1,075,000 (C$1,395,995) to maintain his competitive position against market, and his target bonus under the AIBP was 120% of base salary, unchanged from 2016 when he was appointed President and CEO. PSUs and stock options were granted to the former President and CEO pursuant to the Share Units Plan and the Management Long-Term Incentive Plan. Grants to the former President and CEO were made on the same basis and conditions as those to the other NEOs of the Company, subject to the 20% limitation under the Management Long-Term Incentive Plan. In 2017, Mr. Jobin received 80,554 PSUs and 172,000 stock options. The fair value of these awards is included in the Summary Compensation Table on page 53, under the Share-Based Awards and Option-Based Awards columns. 2017 AIBP Objectives Mr. Jobin’s performance in 2017 was assessed against individual performance objectives, approved by the Committee and the Board which included: operational and service excellence (20%); top-line focus, business development and evolving strategy (20%); safety and sustainability (20%); employee engagement, corporate culture and team building (20%); and stakeholder and regulatory engagement (20%). The Committee reviewed Mr. Jobin’s performance in each area. Mr. Jobin was assessed as having partially met his overall individual performance objectives, resulting in an individual performance factor of 89%. Based on the Company’s financial and safety performance, as well as Mr. Jobin’s individual performance, the Committee recommended to the Board the approval of an annual incentive bonus payout of U.S.$2,035,620 (C$2,558,978). Mr. Houle was appointed Executive Vice-President and CFO on July 1, 2016. His responsibilities at CN include financial management, investor relations, procurement and supply management. Mr. Houle joined the Company in 1997 and occupied various executive roles, including Vice-President and Corporate Comptroller and Vice-President, Financial Planning, before being appointed to his current position. In 2017, Mr. Houle’s base salary was increased to U.S.$565,000 (C$733,709) to reflect his competitive positioning and experience. Under the AIBP, his 2017 target bonus was 80% of base salary. In addition, Mr. Houle received 18,542 PSUs and 56,618 stock options in 2017, in accordance with the terms of the Share Units Plan and the Management Long-Term Incentive Plan, respectively. 2017 AIBP Objectives Mr. Houle’s performance in 2017 was assessed against individual performance objectives which included: solid, disciplined finance function; operational and service excellence; evolving strategy agenda; employee engagement, corporate culture, and team building; and stakeholder and regulatory engagement. Mr. Houle was assessed as having met his overall individual performance objectives. Based on the Company’s financial and safety performance, as well as on his individual assessment, Mr. Houle received a 2017 annual bonus in the amount of U.S.$732,240 (C$920,499). 2017 Target Total Direct Compensation Summary 2017 TOTAL DIRECT COMPENSATION (AT TARGET) AS A % OF TOTAL DIRECT COMPENSATION U.S.$ Salary 565,000 22.4% AT-RISK COMPENSATION Annual Incentive Bonus Performance Share Units Stock Options 452,000 825,118 674,887 18.0% 32.8% 26.8% TOTAL DIRECT COMPENSATION (TARGET) 2,517,005 2017 Target Pay Mix 2017 Target Total Direct Compensation Summary 2017 TOTAL DIRECT COMPENSATION (AT TARGET) AS A % OF TOTAL DIRECT COMPENSATION U.S.$ Salary 1,075,000 13.5% 77.6% Pay-at-Risk AT-RISK COMPENSATION Annual Incentive Bonus Performance Share Units Stock Options 1,290,000 3,584,639 2,050,240 16.1% 44.8% 25.6% TOTAL DIRECT COMPENSATION (TARGET) 7,999,879 2017 Target Pay Mix 86.5% Pay-at-Risk 50 COMPENSATION DISCUSSION AND ANALYSIS CN MANAGEMENT INFORMATION CIRCULAR 2018 13.5% Base Salary 70.4% LTI (Fair Value) 16.1% Target Bonus 22.4% Base Salary 59.6% LTI (Fair Value) 18.0% Target Bonus

Michael Cory EXECUTIVE VICE-PRESIDENT AND CHIEF OPERATING OFFICER Sean Finn EXECUTIVE VICE-PRESIDENT CORPORATE SERVICES AND CHIEF LEGAL OFFICER Mr. Cory is responsible for the Company’s North American rail operations. He was appointed Executive Vice-President and COO on July 1, 2016. Mr. Cory started with CN in 1981 at the Symington Yard Diesel Shop in Winnipeg. Over the years, he has held various operations positions before leading two out of the three CN operating regions as Senior Vice-President, Eastern Region, and Senior Vice-President, Western Region, from April 2009 until his appointment as Executive Vice-President and COO. In 2017, Mr. Cory’s base salary was increased to U.S.$595,000 (C$772,667) to reflect his competitive positioning and experience. Under the AIBP, his 2017 target bonus was 80% of base salary. In addition, Mr. Cory received 22,249 PSUs and 67,942 stock options in 2017, in accordance with the terms of the Share Units Plan and the Management Long-Term Incentive Plan, respectively. 2017 AIBP Objectives Mr. Cory’s performance in 2017 was assessed against individual performance objectives which included: operational and service excellence; delivering safely and responsibly; creating value for customers and shareholders (cost containment and asset utilization); and people. Mr. Cory was assessed as having met his overall individual performance objectives. Based on the Company’s financial and safety performance, as well as on his individual assessment, Mr. Cory received a 2017 annual bonus in the amount of U.S.$771,120 (C$969,375). Mr. Finn was appointed Senior Vice-President, Chief Legal Officer and Corporate Secretary, in December 2000 and CN’s Executive Vice-President Corporate Services and CLO in December 2008. He is responsible for a wide array of legal, governmental, regulatory, public affairs, risk mitigation and security matters. As Corporate Secretary, he is also responsible for CN’s Corporate Governance practices, as well as overseeing CN’s Code of Business Conduct and ethics program. Mr. Finn led CN’s tax function and was appointed CN’s Vice-President, Treasurer and Principal Tax Counsel, in January 2000. Before joining the Company, he was the Managing Tax Partner for a major Montreal law firm. Mr. Finn graduated from the Faculty of Law of Université de Montréal, after which he was admitted to the Quebec Bar, and is a member of the Canadian and American Bar Associations. Mr. Finn has completed the Directors Education Program offered by the Institute of Corporate Directors and the Rotman School of Management, as well as the Excellence in the Boardroom Program at the Rotman School of Management, Executive Programs, University of Toronto. In 2017, Mr. Finn’s base salary was increased to U.S.$555,000 (C$720,723) to reflect his competitive positioning and experience. As in 2016, Mr. Finn’s target bonus for 2017 was 80% of base salary under the AIBP. In addition, Mr. Finn received 17,305 PSUs and 52,844 stock options, in accordance with the terms of the Share Units Plan and the Management Long-Term Incentive Plan, respectively. 2017 AIBP Objectives Mr. Finn’s performance in 2017 was assessed against individual performance objectives which included: successfully taking CN’s stakeholder engagement to the highest standards; leading key strategic initiatives associated with corporate services; leadership development and succession; corporate governance and CN Board; and being a trusted advisor to the Board and the executive team at CN. Mr. Finn was assessed as having met his overall individual performance objectives. Based on the Company’s financial and safety performance, as well as on his individual assessment, Mr. Finn received a 2017 annual bonus in the amount of U.S.$710,400 (C$893,044). 2017 Target Total Direct Compensation Summary 2017 TOTAL DIRECT COMPENSATION (AT TARGET) AS A % OF TOTAL DIRECT COMPENSATION U.S.$ S alary 595,000 20.7% AT-RISK COMPENSATION Annual Incentive Bonus Performance Share Units Stock Options 476,000 990,074 809,869 16.6% 34.5% 28.2% TOTAL DIRECT COMPENSATION (TARGET) 2,870,943 2017 Target Pay Mix 2017 Target Total Direct Compensation Summary 2017 TOTAL DIRECT COMPENSATION (AT TARGET) AS A % OF TOTAL DIRECT COMPENSATION U.S.$ Salary 555,000 23.1% 79.3% Pay-at-Risk AT-RISK COMPENSATION Annual Incentive Bonus Performance Share Units Stock Options 444,000 770,069 629,900 18.5% 32.1% 26.3% TOTAL DIRECT COMPENSATION (TARGET) 2,398,969 2017 Target Pay Mix 76.9% Pay-at-Risk 51 CN MANAGEMENT INFORMATION CIRCULAR 2018 COMPENSATION DISCUSSION AND ANALYSIS 23.1% Base Salary 58.4% LTI (Fair Value) 18.5% Target Bonus 20.7% Base Salary 62.7% LTI (Fair Value) 16.6% Target Bonus

President and CEO Compensation Look-Back Table and Five-Year TSR Comparison CN’s compensation plans are designed to align compensation with the creation of shareholder value. As a result, a significant portion of compensation is at risk and long-term incentives are structured to deliver compensation value to the President and CEO if value is created for shareholders. In a low share performance environment, limited value would be delivered to the President and CEO. Over the last five years, CN’s strong operational and financial performance resulted in above target payouts, reflective of the Company’s TSR performance of 149%. The table below compares the total direct compensation awarded to CN’s President and CEOs over the past five years, as reflected in the Summary Compensation Table, to the current value (both realized and realizable) as at December 31, 2017. Compensation outcomes are set against the performance graph which indicates the yearly cumulative total shareholder return on a $100 investment in CN’s common shares compared with the cumulative total return of the S&P/TSX and the S&P 500 Indices from the period beginning December 31, 2012 to the period ended December 31, 2017. It assumes reinvestment of all dividends during the covered period. $300 TOTAL DIRECT COMPENSATION CURRENT VALUE AS AT DEC. 31, 2017 (2) (C$000s) AWARDED (1) (C$000s) $200 $100 CNR CNI S&P/TSX S&P 500 (1) Includes salary and variable compensation awarded during the year, as reported in the Summary Compensation Table each year. (2) For any given year, the current value includes salary and annual incentive awarded and the value of long-term incentives (realized and realizable). Long-term incentives for any given year include the value of unexercised “in-the-money” stock options as at December 31, 2017 (none of the relevant stock options were exercised during the period), the value attributed to vested PSUs and the value of unvested PSUs as at December 31, 2017, assuming a 100% performance factor. (3) The compensation awarded for Mr. Mongeau was pro-rated to June 30, 2016. (4) PSUs awarded in 2016 were forfeited upon retirement on January 31, 2017 and were not included as at December 31, 2017. (5) The compensation awarded for Mr. Jobin was pro-rated to reflect the appointment date of July 1, 2016. $0 2012 2013 2014 2015 2016 2017 DEC-12 DEC-13 DEC-14 DEC-15 DEC-16 DEC-17 CNR (C$) CNI (U.S.$) S&P/TSX (C$) S&P 500 (U.S.$) 100 100 100 100 136 127 113 132 183 156 125 150 179 129 114 153 213 158 139 171 249 197 151 208 (1) (1) US tax reform has impacted the S&P 500 performance in 2017. Over the last five years, the total compensation paid, as per the Summary Compensation Table, increased by an average of 6.4% per year for the NEOs as a result of currency fluctuation and compensation increases. The total compensation for our NEOs over this period was generally aligned with the experience of our shareholders, as a substantial portion of NEOs total compensation is at risk and directly linked to CN’s share price. The Committee believes that the Company’s executive compensation policy is effective and appropriately supports a strong relationship between the compensation earned by NEOs and the investment return of shareholders. Cost of Management Ratio The cost of management ratio expresses the total compensation reported for the NEOs as a percentage of the Company’s adjusted net income. 2013 2014 2015 2016 2017 Total compensation reported for the NEOs (C$ million) (1) Adjusted Net Income (C$ million) (2) 21.4 2,582 23.0 3,095 25.8 3,580 29.8 3,581 29.2 3,778 Cost of management ratio 0.8% 0.7% 0.7% 0.8% 0.8% (1) Total compensation as reported in the summary compensation table each year. (2) See the section entitled Adjusted performance measures in CN’s Management’s Discussion and Analysis included in the Company’s 2017, 2016 and 2015 Annual Reports for an explanation of this measure and reconciliation to the nearest GAAP measure. 52 COMPENSATION DISCUSSION AND ANALYSIS CN MANAGEMENT INFORMATION CIRCULAR 2018 Claude Mongeau Claude Mongeau Claude Mongeau Claude Mongeau (3) Luc Jobin (5) Luc Jobin 20137,51925,011 20149,21924,607 20159,84716,981 20165,7425,730 (4) 20165,4789,081 201711,79215,484

Compensation of the NEOs has been paid in U.S. dollars since 2002 as it provides a more precise, meaningful and stable comparison basis for compensation decisions with U.S.-denominated compensation from the selected Class I Railroad comparator group. A table presenting the compensation paid in U.S. dollars for the NEOs is presented on page 54 — Total Compensation for the NEOs in U.S. Dollars. Summary Compensation Table in Canadian Dollars On March 5, 2018, the Board of Directors announced that Mr. Jobin had left the Company and appointed Mr. Jean-Jacques Ruest Interim President and Chief Executive Officer, in addition to retaining his position as Executive Vice-President and Chief Marketing Officer. The following table sets forth the annual total compensation in Canadian dollars for the NEOs, in accordance with the disclosure rules issued by the CSA, for the years ended December 31, 2017, 2016, and 2015. Fluctuation in the exchange rate affects year-over-year comparability. NON-EQUITY INCENTIVE PLAN COMPENSATION – SHARE-BASED AWARDS (1) (C$) OPTION-BASED ANNUAL INCENTIVE PENSION ALL OTHER TOTAL AWARDS (2) (C$) PLANS (3) (C$) VALUE (4) COMPENSATION (5) COMPENSATION SALARY (C$) NAME AND PRINCIPAL POSITION YEAR (C$) (C$) (C$) *Appointed by the Board of Directors on March 5, 2018. Valuation Disclosure for Share-Based Awards — The fair value of share-based awards at the grant date, as shown in the Summary Compensation Table above, reflects the number of PSUs awarded multiplied by the value calculated using the Willis Towers Watson expected life binomial methodology. This methodology was selected as it provides alignment throughout the compensation review process by using the same methodology for benchmarking, grant and disclosure purposes. A summary of the valuation factors calculated using the Willis Towers Watson expected life binomial methodology as well as under the accounting valuation methodology is presented in the following table. Detailed assumptions and valuation factors are presented on page 54. (1) January 28 – C$8.65 January 28 – (C$38.05) (2) Valuation Disclosure for Option-Based Awards — The fair value of option-based awards at the grant date, as shown in the Summary Compensation Table above, reflects the number of stock options awarded multiplied by the value calculated using the Willis Towers Watson expected life binomial methodology. This methodology was selected as it provides alignment throughout the compensation review process by using the same methodology for benchmarking, grant and disclosure purposes. A summary of the valuation factors calculated using the Willis Towers Watson expected life binomial methodology as well as under the accounting valuation methodology is presented in the following table. Detailed assumptions for both methodologies are presented on page 54. (3) (4) (5) Represents the incentive award earned under the AIBP for the applicable year. Refer to page 42 for the details of the AIBP. Includes the compensatory value of pension benefits as reported in the “Defined Benefit Plans” and “Defined Contribution Plans” tables in the “Pension Plan Benefits” section on page 61. Includes the value of perquisites, personal benefits, and other compensation (as applicable), for example post-retirement benefits or the employer contribution under the ESIP. Perquisites and other personal benefits that, in aggregate, amount to less than C$50,000 or 10% of the total salary for any of the NEOs are not reported in this column. Details are provided in the table on page 55. Messrs. Jobin, Houle and Cory were appointed to their current position in 2016 and their compensation for that year reflects only a portion of their current position compensation. Mr. Jobin’s share-based award includes 4,824.34 deferred share units which represent the 25% Company-match awarded under the VIDP and vest over 4 years, upon the deferral of his 2016 AIBP. The grant date fair value of the award was calculated by multiplying the number of units by C$93.85, the share price on the day of the award. The pension plan value stated for Mr. Jobin excludes the notional investment earnings (and losses) from the Defined Contribution Supplemental Executive Retirement Plan. Refer to page 60 for details of the Defined Contribution Supplemental Executive Retirement Plans. Mr. Jobin was appointed President and CEO effective July 1, 2016. Mr. Jobin’s 2016 salary reflects six months as President and CEO and six months as Executive Vice-President and CFO. (6) (7) (8) (9) 53 CN MANAGEMENT INFORMATION CIRCULAR 2018 COMPENSATION DISCUSSION AND ANALYSIS WILLIS TOWERS WATSON EXPECTED LIFE BINOMIAL METHODOLOGY ACCOUNTING VALUATION METHODOLOGY VARIANCE VALUATION FACTORGRANT DATE FAIR VALUE VALUATION FACTORGRANT DATE FAIR VALUE WILLIS TOWERS WATSON VS. ACCOUNTING 2017 Option-Based Award17%C$15.62 2016 Option-Based Award19%July 27 – C$15.94 January 28 – C$14.09 2015 Option-Based Award20%C$16.91 15.6%C$14.37 July 27 – 14.5%July 27 – C$12.18 January 28 – 14.0%January 28 – C$10.39 15.6%C$13.22 C$1.25 July 27 – C$3.76 January 28 – C$3.70 C$3.69 WILLIS TOWERS WATSON EXPECTED LIFE BINOMIAL METHODOLOGY ACCOUNTING VALUATION METHODOLOGY VARIANCE VALUATION FACTORGRANT DATE FAIR VALUE VALUATION FACTORGRANT DATE FAIR VALUE WILLIS TOWERS WATSON VS. ACCOUNTING 2017 Share-Based Award ROIC 59%C$54.23 TSR 77%C$70.77 57.9%C$53.19 112.5%C$103.37 C$1.04 (C$32.60) 2016 Share-Based Award ROIC 59%July 27 – C$49.50 January 28 – C$43.76 TSR 77%July 27 – C$64.60 January 28 – C$57.11 July 27 – 66.4%July 27 – C$55.68 January 28 – 47.3%January 28 – C$35.11 July 27 – 116.6%July 27 – C$97.85 January 28 – 128.3%January 28 – C$95.16 July 27 – (C$6.18) July 27 – (C$33.25) 2015 Share-Based Award ROIC 59%C$49.88 TSR 78%C$65.95 60.2%C$50.87 135.8%C$114.86 (C$0.99) (C$48.91) Jean-Jacques Ruest Interim President and Chief Executive Officer*, and Executive Vice-President and Chief Marketing Officer 2017772,6671,297,5331,061,254957,407531,00021,5354,641,396 2016761,7601,333,2681,090,665813,435484,00021,2234,504,351 2015716,0721,179,933965,392575,762350,00020,4723,807,631 Luc Jobin (6) Former President and Chief Executive Officer 20171,395,9955,150,586 (7) 2,686,6402,558,978485,604 (8) 37,03212,314,835 20161,106,208 (9) 2,751,7412,251,1541,856,753305,588 (8) 30,7228,302,166 2015767,2201,266,6871,036,380663,155232,478 (8) 854,642 (10)4,820,562 Ghislain Houle (6) Executive Vice-President and Chief Financial Officer 2017733,7091,081,352884,373920,499506,00018,7224,144,655 2016524,498 (11)533,362436,262649,8644,368,000 (12)12,7006,524,686 2015340,000163,110133,454203,642110,0008,899959,105 Michael Cory (6) Executive Vice-President and Chief Operating Officer 2017772,6671,353,086 (13)1,061,254969,375161,00014,2094,331,591 2016602,784 (14)724,404592,576705,1244,143,000 (15)15,2596,783,147 2015441,152295,008241,356331,432262,00011,9221,582,870 Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer 2017720,7231,009,208825,423893,044318,00019,1433,785,541 2016719,3661,062,765869,381709,838346,00018,9313,726,281 2015675,154937,017766,632542,861355,00018,2143,294,878

(10) The “All Other Compensation” column for Mr. Jobin includes a special cash award of U.S.$600,000 (C$830,400) in recognition of the additional leadership duties performed by Mr. Jobin in 2015 during the then President and Chief Executive Officer’s (Mr. Claude Mongeau) medical leave of absence. The cash award was paid in February 2016. (11) Mr. Houle was appointed Vice-President and Corporate Comptroller effective March 7, 2016 and Executive Vice-President and CFO effective July 1, 2016. Mr. Houle’s 2016 salary represents six months as Executive Vice-President and CFO, four months as Vice-President and Corporate Comptroller and two months as Vice-President Financial Planning. (12) Represents a one-time value increase as a result of Mr. Houle’s appointment as Executive Vice-President and CFO. The increase in present value is not immediately acquired and may or may not materialize. It is based on the assumption that Mr. Houle will remain with CN and retire at a future date with higher projected pensionable earnings. (13) Mr. Cory’s share-based award includes 591.94 deferred share units which represent the 25% Company-match awarded under the VIDP and vest over 4 years, upon the deferral of a portion of his 2016 AIBP. The grant date fair value of the award was calculated by multiplying the number of units by C$93.85, the share price on the day of the award. (14) Mr. Cory was appointed Executive Vice-President and COO effective July 1, 2016. Mr. Cory’s 2016 salary represents six months as Executive Vice-President and COO and six months as Senior Vice-President Western Region. (15) Represents a one-time value increase as a result of Mr. Cory’s appointment as Executive Vice-President and COO. The increase in present value is not immediately acquired and may or may not materialize. It is based on the assumption that Mr. Cory will remain with CN and retire at a future date with higher projected pensionable earnings. Total Compensation for the NEOs in U.S. Dollars The following table sets forth the annual total compensation in U.S. dollars for the NEOs, for the years ended December 31, 2017, 2016, and 2015. Compensation of the NEOs has been paid in U.S. dollars since 2002 as it provides a more precise, meaningful and stable comparison basis with U.S.-denominated compensation from the selected Class I Railroad comparator group. NON-EQUITY INCENTIVE PLAN COMPENSATION SHARE-BASED AWARDS (U.S.$) OPTION-BASED – ANNUAL PENSION VALUE (U.S.$) ALL OTHER COMPENSATION (U.S.$) TOTAL COMPENSATION (U.S.$) SALARY (U.S.$) AWARDS INCENTIVE PLANS NAME AND PRINCIPAL POSITION YEAR (U.S.$) (U.S.$) *Appointed by the Board of Directors on March 5, 2018. Extension to Notes (1) and (2) of the Summary Compensation Table on the Calculation of Grant Date Fair Value of Awards The fair value of the LTI awards reflects their expected value on the date of the grant. Since 2014, the value is calculated based on Willis Towers Watson’s expected life binomial methodology in an effort to align the valuation methodology used throughout the compensation review process for benchmarking, grant and disclosure purposes. Share-based awards represent the awards of PSUs under the Share Units Plan. Option-based awards represent the awards of stock options pursuant to the Management Long-Term Incentive Plan. The grant date fair value for PSUs and stock options considers the following assumptions: 2015 (JANUARY) 2016 (JANUARY) 2016 (JULY) 2017 (JANUARY) SHARE-BASED AWARDS (PSUs) Closing share price on grant date (C$) Risk-free interest rate over term of the award (1) 84.55 0.25% to 0.75% based on yield curve 17% 1.00 3 years ROIC – 49.88 TSR – 65.95 74.17 0.25% to 1.00% based on yield curve 19% 1.25 3 years ROIC – 43.76 TSR – 57.11 83.90 0.25% to 1.00% based on yield curve 19% 1.25 3 years ROIC – 49.50 TSR – 64.60 91.91 0.50% to 1.25% based on yield curve 20% 1.50 3 years ROIC – 54.23 TSR – 70.77 Expected stock price volatility over term of the award (2) Expected annual dividends per share (C$) Expected term (3) Resulting fair value per unit (C$) 2015 (JANUARY) 2016 (JANUARY) 2016 (JULY) 2017 (JANUARY) OPTION-BASED AWARDS Closing share price on grant date (C$) Risk-free interest rate over term of the award (1) 84.55 0.25% to 2.75% based on yield curve 23% 1.00 6.25 years 16.91 74.17 0.25% to 2.50% based on yield curve 20% 1.25 6.25 years 14.09 83.90 0.25% to 2.50% based on yield curve 20% 1.25 6.25 years 15.94 91.91 0.50% to 2.25% based on yield curve 20% 1.50 6.25 years 15.62 Expected stock price volatility over term of the award (2) Expected annual dividends per share (C$) Expected term (3) Resulting fair value per stock option (C$) (1) Based on the zero coupon yield curve rate commensurate with the expected term of a given award. The Willis Towers Watson expected life binomial model uses a yield curve for the risk-free interest rate (with different interest rates applying depending on the lattice node) rather than one particular rate. (2) Based on daily share prices, dividend data and average of volatilities for CN’s NYSE and TSX-listed shares for a period commensurate with the expected term of a given award. (3) Represents the period of time that awards are expected to be outstanding. For option-based awards, the Company uses the SEC Safe Harbor calculation. The share-and option-based awards are sensitive to variations in assumptions, in particular the risk-free interest rate and stock price volatility. 54 COMPENSATION DISCUSSION AND ANALYSIS CN MANAGEMENT INFORMATION CIRCULAR 2018 Jean-Jacques Ruest Interim President and Chief Executive Officer*, and Executive Vice-President and Chief Marketing Officer 2017595,000990,074809,869761,600395,47216,5833,568,598 2016575,000948,765776,392605,820349,71116,0203,271,708 2015560,000935,069765,006416,013301,69816,0102,993,796 Luc Jobin Former President and Chief Executive Officer 20171,075,0003,930,3522,050,2402,035,620361,66228,5179,481,391 2016835,0002,018,4771,651,4291,382,850220,80123,1906,131,747 2015600,0001,003,820821,259479,158200,395618,9583,723,590 Ghislain Houle Executive Vice-President and Chief Financial Officer 2017565,000825,118674,887732,240376,85314,4173,188,515 2016395,907396,074323,965483,9983,156,0699,5864,765,599 2015265,895129,261105,753147,14094,8196,959749,827 Michael Cory Executive Vice-President and Chief Operating Officer 2017595,0001,032,492809,869771,120119,90810,9423,339,331 2016455,000533,555436,481525,1542,993,49711,5184,955,205 2015345,000233,787191,258239,474225,8439,3241,244,686 Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer 2017555,000770,069629,900710,400236,83614,7412,916,946 2016543,000756,273618,871528,665250,00014,2902,711,099 2015528,000742,564607,502392,241306,00814,2442,590,559

Details of “All Other Compensation” Amounts for 2017, 2016, and 2015(1) PERQUISITES AND OTHER PERSONAL BENEFITS (2) ALL OTHER COMPENSATION OTHER COMPENSATION (C$) (TOTAL OF THE TWO PREVIOUS COLUMNS) (C$) NAME YEAR (C$) (1) This table outlines the perquisites and other compensation received by NEOs in 2017, 2016, and 2015. The amounts are calculated based on the incremental cost to the Company. CN does not provide tax gross-ups on such perquisites. The policy of the Company on the usage of the corporate aircraft provides that it is restricted to business-related purposes, save for certain exceptional circumstances. (2) Perquisites and other personal benefits include the use of a Company-leased vehicle, parking, club membership, executive physical exam, financial counselling and tax services, and certain healthcare benefits and life insurance coverage. The incremental cost to the Company is determined by the actual cost of the Company-leased vehicle (including gas and maintenance fees), parking, club membership, annual executive physical exam, financial counselling and tax services and by the cost of certain healthcare benefits and life insurance coverage in excess of that offered to salaried employees. See section “Executive Perquisites” on page 46 for more details. Perquisites and other personal benefits that amount to less than C$50,000 (in aggregate) or 10% of total salary for any of the NEOs are reported as “Nil” in this column. (3) Represents the value of the Company-match under the ESIP. See section “Employee Share Investment Plan” on page 46 for more details. (4) Represents the service cost for post-retirement benefits, if applicable. (5) Represents a special cash award of U.S.$600,000 (C$830,400) in recognition of additional leadership duties performed by Mr. Jobin in 2015 during the then President and Chief Executive Officer’s (Mr. Claude Mongeau) medical leave of absence and converted to Canadian dollars using the December 31, 2015, exchange rate of U.S.$1.00 = C$1.3840. Incentive Plan Awards Share-Based and Option-Based Awards in 2017 The following table shows information regarding grants of PSUs made to NEOs under the Share Units Plan, grants of stock options made under the Management Long-Term Incentive Plan and awards of Company-matched deferred share units (“DSUs”) under the VIDP in 2017. SECURITIES, UNITS OR OTHER RIGHTS (#) SHARE PRICE ON DATE OF GRANT (C$) AWARD’S GRANT DATE FAIR VALUE (1) (C$) END OF PLAN PERIOD OR EXPIRY DATE NAME GRANT DATE AWARD TYPE (1) The grant date fair values reported for PSUs and stock options are calculated using the same assumptions as described in the extension to footnotes 1 and 2 of the Summary Compensation Table on page 54. (2) The PSUs granted in 2017 were made under the Share Units Plan. The payout of PSUs granted in 2017 to NEOs is subject to two distinct performance measures. Seventy percent (70%) of the PSU award is subject to the achievement of return on invested capital objectives for the period ending on December 31, 2019, and to the attainment of a minimum average closing share price established at the beginning of the cycle of C$90.56 or U.S.$67.92. The remaining 30% is subject to the TSR performance of CN measured against two comparator groups i) selected Class I Railroads; and ii) S&P/TSX 60 companies for the period ending on December 31, 2019. Details are described under “Performance Share Units: 2017 Award” on page 45. (3) The stock options granted in 2017 were made under the Management Long-Term Incentive Plan and vest over a period of four years, with 25% of the stock options vesting at each anniversary date of the award. Unexercised stock options shall expire on the tenth anniversary of the date of the award. See section “Management Long-Term Incentive Plan” on page 58 for a description of the plan. (4) The DSUs represent the 25% Company-match granted upon the deferral of AIBP payouts. The Company-matched DSUs vest over four years, at a rate of 25% per year. See section “Deferred Compensation Plans” on page 59 for a description of the plan. 55 CN MANAGEMENT INFORMATION CIRCULAR 2018 COMPENSATION DISCUSSION AND ANALYSIS Jean-Jacques Ruest January 26, 2017PSUs (2) 22,249December 31, 201991.911,297,533 Options (3) 67,942January 26, 202791.911,061,254 Luc Jobin January 26, 2017PSUs (2) 80,554December 31, 201991.914,697,821 Options (3) 172,000January 26, 202791.912,686,640 February 17, 2017DSUs (4) 4,824Cessation of Employment93.85452,765 Ghislain Houle January 26, 2017PSUs (2) 18,542December 31, 201991.911,081,352 Options (3) 56,618January 26, 202791.91884,373 Michael Cory January 26, 2017PSUs (2) 22,249December 31, 201991.911,297,533 Options (3) 67,942January 26, 202791.911,061,254 February 17, 2017DSUs (4) 592Cessation of Employment93.8555,553 Sean Finn January 26, 2017PSUs (2) 17,305December 31, 201991.911,009,208 Options (3) 52,844January 26, 202791.91825,423 Jean-Jacques Ruest 2017NilESIP employer contribution:16,235 (3) 21,535 Post-retirement benefits:5,300 (4) 2016NilESIP employer contribution:16,023 (3) 21,223 Post-retirement benefits:5,200 (4) 2015NilESIP employer contribution:14,972 (3) 20,472 Post-retirement benefits:5,500 (4) Luc Jobin 2017NilESIP employer contribution:29,332 (3) 37,032 Post-retirement benefits:7,700 (4) 2016NilESIP employer contribution:23,222 (3) 30,722 Post-retirement benefits:7,500 (4) 2015NilSpecial award:830,400 (5) 854,642 ESIP employer contribution:16,042 (3) Post-retirement benefits:8,200 (4) Ghislain Houle 2017NilESIP employer contribution:15,422 (3) 18,722 Post-retirement benefits:3,300 (4) 2016NilESIP employer contribution:11,000 (3) 12,700 Post-retirement benefits:1,700 (4) 2015NilESIP employer contribution:7,099 (3) 8,899 Post-retirement benefits:1,800 (4) Michael Cory 2017NilESIP employer contribution:12,909 (3) 14,209 Post-retirement benefits:1,300 (4) 2016NilESIP employer contribution:12,659 (3) 15,259 Post-retirement benefits:2,600 (4) 2015NilESIP employer contribution:9,222 (3) 11,922 Post-retirement benefits:2,700 (4) Sean Finn 2017NilESIP employer contribution:15,143 (3) 19,143 Post-retirement benefits:4,000 (4) 2016NilESIP employer contribution:15,131 (3) 18,931 Post-retirement benefits:3,800 (4) 2015NilESIP employer contribution:14,114 (3) 18,214 Post-retirement benefits:4,100 (4)

Outstanding Share-Based Awards and Option-Based Awards The following table shows all awards made to NEOs and outstanding on December 31, 2017. OPTION-BASED AWARDS (1) SHARE-BASED AWARDS MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT NUMBER OF SHARES OR NUMBER OF MARKET OR SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) VALUE OF UNEXERCISED UNITS OF SHARES THAT PAYOUT VALUE OPTION OF SHARE-BASED EXERCISE OPTION EXPIRATION DATE IN-THE-MONEY HAVE NOT VESTED (4) (#) AWARDS THAT HAVE NOT VESTED (5) (C$) PAID OUT OR DISTRIBUTED (6) (C$) PRICE (2) (C$) OPTIONS (3) (C$) NAME (1) Includes all stock options granted under the Management Long-Term Incentive Plan and outstanding on December 31, 2017. (2) Where applicable, stock option exercise prices in U.S. dollars resulting from stock option grants to NEOs made in U.S. dollars were converted to Canadian dollars using the December 31, 2017, exchange rate of U.S.$1.00 = C$1.2571. The conversion of these option exercise prices result in different Canadian dollar equivalent values for stock option grants made in U.S. dollars when compared to the values presented in the “Share-Based and Option-Based Awards in 2017” table on page 55, under the “Share Price on Date of Grant” column. The following table presents the option exercise prices that were converted to Canadian dollars based on the December 31, 2017 exchange rate: OPTION EXERCISE PRICE (U.S.$) OPTION EXERCISE PRICE (C$) OPTION EXERCISE PRICE (U.S.$) OPTION EXERCISE PRICE (C$) OPTION EXPIRATION DATE OPTION EXPIRATION DATE 2027/01/26 2026/07/27 2026/01/28 2025/01/29 2024/02/03 70.13 63.65 52.78 67.00 52.93 88.16 80.01 66.35 84.23 66.54 2023/01/24 2022/01/26 2021/01/27 2020/01/28 47.18 38.19 34.71 25.62 59.30 48.00 43.63 32.21 (3) The value of unexercised in-the-money stock options at financial year-end for stock options granted to NEOs in Canadian dollars is the difference between the closing share price of the common shares on December 31, 2017, on the TSX (C$103.65) and the exercise price. The value of unexercised in-the-money stock options at financial year-end for stock options granted to NEOs in U.S. dollars is the difference between the closing share price of the common shares on December 31, 2017, on the NYSE (U.S.$82.50) converted to Canadian dollars based on the December 31, 2017, exchange rate of U.S.$1 = C$1.2571 (i.e. U.S.$82.50 × 1.2571 = C$103.71) and the exercise price converted to Canadian dollars using this same exchange rate. Please refer to Note 2 of this table for additional details. This value has not been and may never be realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise. (4) Includes all PSUs outstanding on December 31, 2017, that have not vested on such date under the Share Units Plan. Payouts for these units are conditional upon meeting performance measures and a minimum share price condition that may or may not be achieved. For Mr. Jobin and Mr. Cory, the value also includes the Company-matched DSUs outstanding on December 31, 2017 (4,824 and 592 units respectively) that have not vested on such date under the VIDP. Under the plan, company-match DSUs vest over four years, at a rate of 25% per year. (5) The value of outstanding share units awarded under the Share Units Plan in Canadian dollars is based on the closing price of the common shares on the TSX on December 31, 2017 (C$103.65). The value of outstanding share units awarded under the Share Units Plan in U.S. dollars is based on the closing price of the common shares on the NYSE on December 31, 2017 (U.S.$82.50), converted to Canadian dollars based on the December 31, 2017 exchange rate of U.S.$1 = C$1.2571 (i.e. U.S.$82.50 × 1.2571 = C$103.71). The values assume that the target average relative TSR and ROIC objectives (i.e., 100%) and the minimum share price condition are met. In accordance with the Share Units Plan, a performance vesting factor between 0% and 200% will apply to the awarded share units. For Mssrs. Jobin and Cory, the value of the Company-matched DSUs awarded under the VIDP is based on the closing price of the common shares on the TSX on December 31, 2017, and is equivalent to C$500,043 and C$61,354 respectively. 56 COMPENSATION DISCUSSION AND ANALYSIS CN MANAGEMENT INFORMATION CIRCULAR 2018 Jean-Jacques Ruest 67,94288.162027/01/2610,207,06050,5805,245,69020,349,495 77,40766.352026/01/28 57,09084.232025/01/29 60,12066.542024/02/03 65,56059.302023/01/24 Luc Jobin 172,00088.162027/01/2623,606,992140,68914,590,70411,554,769 65,86280.012026/07/27 85,26066.352026/01/28 61,28884.232025/01/29 63,56066.542024/02/03 69,40059.302023/01/24 80,96048.002022/01/26 83,84043.632021/01/27 Ghislain Houle 56,61888.162027/01/263,362,12029,0093,008,3114,502,836 18,04780.012026/07/27 10,54674.172026/01/28 7,89284.552025/01/29 8,26058.712024/02/03 8,68047.302023/01/24 11,20038.292022/01/26 Michael Cory 67,94288.162027/01/265,314,57037,2873,867,0203,681,153 19,72280.012026/07/27 19,74566.352026/01/28 14,27384.232025/01/29 15,12066.542024/02/03 16,20059.302023/01/24 17,11448.002022/01/26 5,24043.632021/01/27 3,15032.212020/01/28 Sean Finn 52,84488.162027/01/263,471,35139,8884,136,8142,470,120 46,27766.352026/01/28 22,66884.232025/01/29 12,88566.542024/02/03

(6) Includes the value as at December 31, 2017 of the 2015 PSU awards granted under the Share Units Plan. The value is based on the closing price of the common shares on the TSX on December 31, 2017 (C$103.65) for grants made in Canadian dollars and based on the closing price of the common shares on the NYSE on December 31, 2017 (U.S.$82.50) converted to Canadian dollars based on the December 31, 2017 exchange rate of U.S.$1 = C$1.2571 (i.e. U.S.$82.50 × 1.2571 = C$103.71) for grants made in U.S. dollars. The payout of the 2015 PSUs awards was subject to two distinct performance measures. Seventy percent (70%) of the 2015 PSU award was subject to the achievement of ROIC objectives for the period ending on December 31, 2017, and to the attainment of a minimum average closing share price established at the beginning of the cycle of C$90.56 or U.S.$67.92. The average ROIC for the period ended on December 31, 2017 was 16.70%, exceeding the target for the plan period, and the minimum share price condition was met. The ROIC performance vesting factor was therefore 135.0%. The remaining thirty percent (30%) was subject to the TSR performance of CN measured against two comparator groups i) selected Class I Railroads; and ii) S&P/TSX 60 companies for the period ending on December 31, 2017. The TSR performance of CN resulted in a TSR performance vesting factor of 142.3%. The 2015 PSU awards were equity-settled for all NEOs on February 23, 2018. Also includes the value as at December 31, 2017 of the DSUs that have vested under the terms of the VIDP based on the closing share price of the Company’s common shares on the TSX of C$103.65. Units held under this deferred compensation plan are only payable upon cessation of employment (please refer to page 59 for more details on the Company’s Deferred Compensation Plans). The following table provides the breakdown, for each of the NEOs, of the market value of vested share-based awards that were not paid out or distributed on December 31, 2017: ACCUMULATED DSUs (C$) 2015 PSUs (C$) TOTAL (C$) NAME Incentive Plan Awards – Value Vested or Earned During the Year The following table shows the value from incentive plans vested or earned by NEOs under the Company’s incentive plans, including the annual incentive bonus, PSUs, DSUs and stock options earned during the financial year ended December 31, 2017. NON-EQUITY INCENTIVE PLAN OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR (1) (C$) SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR (2) (C$) COMPENSATION – VALUE EARNED DURING THE YEAR (3) (C$) NAME (1) Represents the value of the potential gains from stock options granted under the Management Long-Term Incentive Plan in 2013, 2014, 2015, and 2016 that vested during the 2017 financial year. These grants all vest over four years, with 25% of stock options vesting on each anniversary date (see section “Management Long-Term Incentive Plan” starting on page 58 for a description of the Plan). The potential gains are calculated as the difference between the closing price of the common shares on each of the stock option grant anniversary dates in 2017 and the exercise price, converted to Canadian dollars when applicable using the exchange rate on such vesting date (see “Currency Exchange Information” on page 63). This value has not been, and may never be, realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise. (2) Includes PSUs granted in 2015 that vested on December 31, 2017 under the Share Units Plan and, for Mr. Cory, the 25% of the Company-matched DSUs that vested on January 30, 2017 under the VIDP. The PSU values included in the table have been calculated by multiplying the number of units granted by the applicable performance vesting factors (135% for ROIC units and 142.3% for TSR units) and by the closing price of the common shares on December 31, 2017 on the TSX (C$103.65) for grants made in Canadian dollars and by the closing price of the common shares on the NYSE on December 31, 2017 (U.S.$82.50) converted to Canadian dollars based on the December 31, 2017 exchange rate of U.S.$1 = C$1.2571 (i.e. U.S.$82.50 × 1.2571 = C$103.71) for grants made in U.S. dollars. The 2015 PSU awards were equity-settled for all NEOs on February 23, 2018. The DSU values included in the table have been calculated by multiplying the number of units that have vested on January 30, 2017 by the closing share price of the Company’s common shares on December 31, 2017 on the TSX of C$103.65. (3) Represents the amount of bonus earned under the AIBP for the financial year ended on December 31, 2017. Incentive Plan Awards – Value of Exercised Stock Options and Performance Share Units Paid During the Year The following table lists the number of shares acquired and the value realized as a result of stock options exercised by NEOs in 2017 as well as PSUs which vested on December 31, 2017. For stock options exercised, the value realized is calculated by multiplying the number of shares acquired by the difference between the exercise price and the market price of CN common shares on the exercise date. (C$) 57 CN MANAGEMENT INFORMATION CIRCULAR 2018 COMPENSATION DISCUSSION AND ANALYSIS NAME STOCK OPTIONS PSUs TOTAL VALUE REALIZED (C$) VALUE REALIZED NUMBER OF SHARESON EXERCISE ACQUIRED ON EXERCISE(C$) VALUE REALIZED ON DECEMBER 31, 2017 Jean-Jacques Ruest Luc Jobin Ghislain Houle Michael Cory Sean Finn 76,2004,154,185 00 00 00 65,4381,769,771 3,110,489 3,339,175 429,735 777,692 2,470,120 7,264,674 3,339,175 429,735 777,692 4,239,891 Jean-Jacques Ruest Luc Jobin Ghislain Houle Michael Cory Sean Finn 1,345,3163,110,489957,407 1,756,8913,339,1752,558,978 315,399429,735920,499 431,353900,129969,375 1,135,4672,470,120893,044 Jean-Jacques Ruest Luc Jobin Ghislain Houle Michael Cory Sean Finn 3,110,48917,239,00620,349,495 3,339,1758,215,59411,554,769 429,7354,073,1014,502,836 777,6922,903,4613,681,153 2,470,120–2,470,120

Management Long-Term Incentive Plan The MLTIP was approved by the Company’s shareholders on May 7, 1996, and amended on April 28, 1998; April 21, 2005; April 24, 2007; March 4, 2008; and, on January 27, 2015. Eligible participants under the MLTIP are employees of the Company or its affiliates as determined by the Board of Directors. Grants cannot be made to non-employee directors under the MLTIP. The maximum number of common shares that may be issued under the MLTIP is 120,000,000. The following table provides information on the status of the reserve and the number of shares issued and issuable under the MLTIP, as at February 28, 2018. Stock Options Outstanding and Available for Grant as of February 28, 2018 Stock Option Features GRANT CURRENCY SAME CURRENCY AS THE RECIPIENT’S SALARY Exercise Price At least equal to the closing share price of the common shares on the TSX or the NYSE (depending on the grant currency) on the grant date. Term Ten years Vesting Criteria Stock options may become exercisable on the anniversary date (“conventional stock options”) and/or upon meeting performance targets (“performance options”) as established for each grant. Since 2005, grants have been of conventional stock options, which vest over four years, with 25% of stock options vesting on each anniversary. Termination Conditions Stock options shall be cancelled upon the termination of a participant’s employment for cause or if the participant voluntarily terminates employment. In the event that a participant’s employment is terminated by the Company other than for cause, all stock options held by such participant shall be cancelled three months after termination of the participant’s employment. In the case of retirement, stock options are cancelled three years after the retirement date. In the event of a participant’s death, all available stock options may be exercised by the estate within a period of twelve months from the date of death. In the event non-compete, non-solicitation, confidentiality or other conditions of the grant are breached, stock options shall be forfeited and cancelled. These conditions are subject to the discretion of the Committee. NUMBER OF COMMON SHARES (#) % OF OUTSTANDING COMMON SHARES Stock options already granted and outstanding Stock options issuable under the MLTIP Shares issued following the exercise of stock options 5,835,620 15,506,802 98,657,578 0.79% 2.09% 13.33% Stock Options Granted under the MLTIP as at December 31, 2017, 2016 and 2015 The following table presents information concerning stock options granted under the MLTIP as at December 31 of the years indicated below. At the 2007 annual meeting, shareholders approved an ordinary resolution confirming the addition of new amendment provisions to the MLTIP. Such amendment provisions state that the Board of Directors or the Committee, as provided in the MLTIP or pursuant to a specific delegation and in accordance with applicable legislation and regulations, may amend any of the provisions of the MLTIP or suspend or terminate the MLTIP or amend the terms of any then outstanding award of stock options under the MLTIP (“Options”) provided, however, that the Company shall obtain shareholder approval for: 2017 2016 2015 Number of stock options granted during the year Number of employees who were granted stock options Number of stock options outstanding at year-end Weighted average exercise price of stock options outstanding Number of stock options granted as a % of outstanding shares (1) Number of stock options exercised 966,666 1,219,065 852,943 189 185 193 5,046,279 5,315,274 5,863,991 C$66.78 C$61.07 C$53.43 (i) any amendment to the maximum number of common shares issuable under the MLTIP, except for adjustments in the event that such shares are subdivided, consolidated, converted or reclassified by the Company or that any other action of a similar nature affecting such shares is taken by the Company (a “Share Adjustment”); any amendment which would allow non-employee directors to be eligible for new awards under the MLTIP; any amendment which would permit any Option granted under the MLTIP to be transferable or assignable other than by will or pursuant to succession laws (estate settlements); the addition of a cashless exercise feature, payable in cash or common shares, which does not provide for a full deduction of the number of underlying shares from the MLTIP reserve; the addition in the MLTIP of deferred or performance share unit provisions or any other provisions which result in participants receiving common shares while no cash consideration is received by the Company; any reduction in the exercise price of an Option after the Option has been granted to a participant or any cancellation of an Option and the substitution of that Option by a new Option with a reduced exercise price granted to the same participant, except in the case of a Share Adjustment; 0.13% 1,179,684 0.16% 1,619,735 0.11% 2,506,145 (1) Annual burn rate, as calculated in accordance with Section 613(p) of the TSX Company Manual. The maximum number of common shares that may be issued and/or be the subject of a grant to any one participant in a particular year is 20% of the awards in that year. The maximum aggregate number of common shares, with regard to which awards may be made to any participant under the MLTIP and under any other plan, which the Company has or may eventually have, shall not exceed 5% of the common shares issued and outstanding. The maximum number of common shares that may be issued to insiders, at any time, under all security-based compensation, cannot exceed 10% of the issued and outstanding common shares. Also pursuant to the March 8, 2005 amendment, the maximum number of common shares with regard to which awards may be made during a calendar year is limited to 1% of the outstanding common shares at the beginning of that year. As demonstrated in the previous table, the number of stock options granted is well below the 1% limitation. Stock options are non-transferable except, in certain circumstances, upon the death of the holder of such stock options. (ii) (iii) (iv) (v) (vi) (vii) any extension to the term of an outstanding Option beyond the original expiry date, except in the case of an extension due to a blackout period; 58 COMPENSATION DISCUSSION AND ANALYSIS CN MANAGEMENT INFORMATION CIRCULAR 2018

(viii) any increase to the maximum number of common shares that may be issued: a. under the MLTIP to any participant during any calendar year; or b. under the MLTIP and under any other plan to any participant; (ix) the addition in the MLTIP of any form of financial assistance and any amendment to a financial assistance provision, which is more favourable to participants. No amendment, suspension or termination shall, except with the written consent or the deemed consent of the participants concerned, affect the terms and conditions of Options previously granted under the MLTIP, unless the rights of the participants have terminated in accordance with the MLTIP. On March 4, 2008, the MLTIP was amended to include a “double-trigger provision”. Pursuant to such provisions, provided that a proper substitute is granted, the vesting of non-performance-based stock options held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason. Please refer to “Change of Control Provisions” on page 62 for more details on such amendment. On January 27, 2015, the MLTIP was amended to make certain changes to the retirement definition. Before January 27, 2015, the retirement definition of the MLTIP was based on the retirement definition of pension plans. All reporting and non-reporting Company insiders were subject to a retirement definition providing for a minimum retirement age of 55. The amended retirement definition maintains the retirement age at 55 and introduces a minimum continuous service condition of five (5) years to be eligible for continued vesting and exercise of stock options upon retirement. The amendment also provides the President and CEO with the option to waive or reduce, on an individual basis, the continuous service condition of five (5) years. The President and CEO may also reduce the retirement age condition to not lower than 63 years of age for Options granted prior to January 27, 2015. In October 2014, CN modified its VIDP to settle future award payouts in CN common shares purchased on the open market rather than cash. The changes affect DSU awards made in 2016 or after. As a result, amounts deferred in DSUs after January 1, 2016 are settled in shares upon retirement or termination (including vested Company-matched DSUs as well as notional dividends accrued over the deferral period and subject to mandatory waiting periods or monthly instalments for eligible U.S. taxpayers). Following the modification of the VIDP, executives, including NEOs and senior management employees, were offered a one-time election to settle past DSU awards in CN common shares purchased on the open market rather than cash and according to the plan terms. All NEOs have elected to convert their settlement in common shares purchased on the open market. No modification to the nature of the deferrals under the AIBP plan can be made, unless the Board of Directors approves an amendment to the plans. Employment Arrangements Former President and CEO Luc Jobin was appointed President and CEO of the Company effective July 1, 2016. The independent members of the Board of Directors, upon the recommendation of the Committee, approved, at its June 26, 2016, meeting, the terms and conditions of Mr. Jobin’s employment. Mr. Jobin served at the discretion of the Board and his employment as President and CEO was not subject to a fixed term. On March 5, 2018, the Board of Directors announced that Mr. Jobin had left the Company. The former President and CEO was eligible for the same compensation, benefit plans and programs as the other executives except for the following: • Under the AIBP, his target payout was 120% of base salary with a payout ranging from 0% to 240%. • Mr. Jobin was required to maintain a minimum level of stock ownership equivalent to five times his annual salary. He was also required to maintain this stock ownership level for one year following retirement. • Mr. Jobin was limited to participating in only one outside public company board. Deferred Compensation Plans The VIDP was introduced by the Company in 2002. This plan allows NEOs and other senior management employees to elect to defer up to 100% of their annual bonus into deferred share units (“DSUs”) remitted upon retirement or termination of employment. A DSU is equivalent to a common share of the Company and earns notional dividends, which are re-invested into additional DSUs, when cash dividends are paid on the Company’s common shares. The amount deferred is converted into a number of units at the deferral date, using the closing share price on the deferral date. Deferral elections are made at least six months prior to the end of the performance period of the incentive plan. The maximum total amount participants can defer to DSUs is equivalent to their ownership requirement under the Stock Ownership guidelines (see section on “Stock Ownership” under “Other Key Compensation Programs of the Company” on page 46 for a detailed description). The Company also credits a Company match equal to 25% of the number of DSUs resulting from an eligible deferral. These Company-matched DSUs vest over a period of four years (25% per year) from the deferral date. Due to its tax effectiveness and the additional match provided by the Company, this plan offers an opportunity for executives to increase their ownership in CN, linking their future returns to the share price performance. Other NEOs The Company has not entered into written employment agreements with the other NEOs. It has only provided appointment letters setting forth general details of employment, which are all described in this Information Circular. 59 CN MANAGEMENT INFORMATION CIRCULAR 2018 COMPENSATION DISCUSSION AND ANALYSIS

Pension Plan Benefits Canadian Pension Plans and Other Retirement Arrangements CN Pension Plan (“CNPP”) and CN Pension Plan for Senior Management (“CNPPSM”) Messrs. Houle, Cory, Ruest and Finn participate in the CNPP and CNPPSM, which are federally-registered defined benefit pension plans designed to provide retirement benefits based on pensionable years of service and highest average earnings. Highest average earnings are defined as the average pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is greater. Under the CNPP, pensionable earnings consist of base salary and overtime. Under the CNPPSM, pensionable earnings include base salary, overtime, and bonuses paid by the Company under the AIBP, up to the employee’s target level. In 2017, the aggregate annual retirement benefit payable under both plans was subject to a maximum of C$2,914 per year of pensionable service and was calculated as follows: • 1.7% of highest average earnings up to the average year’s maximum pensionable earnings (the “YMPE”) as defined under the Quebec/Canada Pension Plan, multiplied by the number of years of pensionable service (maximum 35 years) plus • 2.0% of highest average earnings in excess of the YMPE, multiplied by the number of years of pensionable service (maximum 35 years). Under both the CNPP and CNPPSM, if the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over at the time of retirement from active employment, the participant is eligible to receive an immediate, unreduced pension, subject to the Company’s consent. Retirement benefits vest immediately when participation begins. Special Retirement Stipend Executives and senior management employees who participate in the CNPP also participate in a non-registered, supplemental executive retirement program called the Special Retirement Stipend (the “SRS”). SRS participants enter into an agreement with the Company, which includes confidentiality, non-compete, and non-solicitation clauses. Messrs. Houle, Cory, Ruest and Finn have each signed a SRS agreement. The annual amount payable under the SRS equals 2% of the employee’s highest average earnings in excess of the average earnings that result in the maximum pension payable under the CNPP and CNPPSM (approximately C$153,744 in 2017), multiplied by the number of years of pensionable service (maximum 35 years). Earnings consist of base salary and bonuses paid by the Company under the AIBP, up to the employee’s target level. If the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over at the time of retirement, the participant is eligible to receive an immediate, unreduced SRS benefit, subject to the conditions set out in the SRS agreement. SRS benefits for employees who entered into a SRS agreement prior to July 1, 2002, vest after two years of employment. For employees who entered into a SRS agreement on or after July 1, 2002, the SRS benefits become vested only if the employee remains in active service for two years and until the age of 55. SRS retirement benefits are paid out of operating funds and secured through a combination of letters of credit and other financial instruments. Defined Contribution Pension Plan for Executives and Senior Management (“DCPP”) Mr. Jobin participated in the DCPP. The DCPP is a federally-registered defined contribution pension plan that was introduced for executives and senior management employees on January 1, 2006. For non-unionized employees other than executives and senior management, a separate defined contribution plan was also introduced on the same date. Executives and senior management employees hired prior to January 1, 2006, had a one-time opportunity to either join the DCPP or maintain participation in the CNPP and CNPPSM mentioned above. Messrs. Houle, Cory, Ruest and Finn elected to remain in the CNPP and CNPPSM. Executives and senior management employees hired on or after January 1, 2006, automatically join the DCPP. Executives participating in the DCPP contribute a specific percentage of their pensionable earnings into their account and the Company contributes the same percentage, subject to the maximum contribution imposed by the Canadian Income Tax Act (C$26,230 in 2017). The contribution percentage for executives depends on age and service as follows: % OF PENSIONABLE POINTS (SUM OF AGE AND SERVICE) EARNINGS Up to 39 40–49 50–59 60 and above 6% 7% 8% 9% Pensionable earnings include base salary and bonuses payable under the AIBP up to the employee’s target level. All contributions vest immediately and are invested in various investment funds as selected by the participant. No withdrawals or distributions are permitted prior to employment termination. Defined Contribution Supplemental Executive Retirement Plan (“DC SERP”) Mr. Jobin participated in the DC SERP. The DC SERP is a non-registered defined contribution pension plan designed to provide executives and senior management employees with retirement benefits in excess of the Canadian Income Tax Act limit applicable to the DCPP described above. Once contributions have reached the limit prescribed by the Canadian Income Tax Act in the DCPP in a given year, an amount equal to employer and employee contributions in excess of the limit is gradually credited by the Company to a notional account under the DC SERP. These notional contributions vest after two years of employment. Employees do not contribute to the DC SERP. By default, notional contributions accrue investment credits using investment options as selected by the participant in the DCPP. However, participants can make a different investment election under the DC SERP. No withdrawals or distributions are permitted prior to employment termination. Effective January 1, 2011, the DC SERP was amended to include certain confidentiality, non-compete, non-solicitation, and other covenants as a condition of payment of retirement benefits accruing as of the effective date. 60 COMPENSATION DISCUSSION AND ANALYSIS CN MANAGEMENT INFORMATION CIRCULAR 2018

Defined Benefit Plans Table The following amounts have been calculated using the actuarial assumptions disclosed in Note 12 — Pensions and Other Post-retirement Benefits, on page 75 of the 2017 Annual Report and in Note 12 — Pensions and Other Post-retirement Benefits, on page 71 of the 2016 Annual Report, available on the Company’s website at www.cn.ca and on SEDAR at www.sedar.com. The amounts calculated in this table are estimates only and are based on assumptions, which may or may not materialize. Amounts shown in this table include pension benefits from the Company’s defined benefit registered pension plans and non-registered supplemental pension arrangements for 2017 and are in Canadian dollars. VALUE OF SERVICE OF SALARY/ OF PLAN (1) The change in present value that is attributable to compensation includes the service cost net of employee contributions, the impact of any increase in earnings in excess or below what was assumed and the impact of plan changes. The service cost net of employee contributions is the estimated value of the employer portion of benefits accrued during the calendar year. (2) Annual benefits payable at year end represent accrued benefits as at December 31, 2017 (based on service and pay up to December 31, 2017), payable at age 65 or at unreduced retirement date, if earlier. Actual benefits payable at year end would have been reduced for employees not yet eligible for unreduced benefits. (3) The projected pension is based on current compensation levels and assumes the executive will receive 80% of his target bonus for years after 2017. (4) The present value of the defined benefit obligation is the value of the benefits accrued for all service to the specified point in time. (5) The change in present value that is attributable to non-compensatory elements includes changes in assumptions, interest cost, change in currency, employee contributions and gains and losses (other than for difference in earnings). The impact on the present value at the end of 2017 relating to non-compensatory elements was mainly due to interest on benefit obligation and changes in assumptions (namely a decrease in the discount rate which increased the present value, partially offset by a decrease in the currency exchange rate). Defined Contribution Plans Table The table below includes amounts from the Company’s registered and non-registered defined contribution plans. ACCUMULATED VALUE AT START OF YEAR (C$) COMPENSATORY AMOUNT (1) (C$) NON-COMPENSATORY AMOUNT (2) (C$) ACCUMULATED VALUE AT YEAR END (C$) NAME (1) Represents employer contributions and notional contributions. (2) Represents employee contributions and, if any, investment gains and losses and notional investment credits and losses. (3) Mr. Jobin participated in the DCPP and DC SERP. Non-Registered Plans Table The following table provides the total present value of CN’s non-registered defined benefit and defined contribution plans. These amounts were determined using the actuarial assumptions disclosed in Note 12 — Pensions and Other Post-retirement Benefits, on page 75 of the 2017 Annual Report and in Note 12 — Pensions and Other Post-retirement Benefits, on page 71 of the 2016 Annual Report, available on the Company’s website at www.cn.ca and on SEDAR at www.sedar.com. Amounts include the value of pension benefits for active, deferred and retired executive and senior management participants for 2017. OPENING PRESENT VALUE OF BENEFIT OBLIGATION (C$) CLOSING PRESENT VALUE OF BENEFIT OBLIGATION (C$) PLANS Non-Registered Defined Benefit Plans in Canada and the U.S. Non-Registered Defined Contribution Plans in Canada and the U.S. 407,100,000 4,900,000 431,300,000 (1) 6,400,000 (1) The increase in the present value at the end of 2017 was mainly due to benefit accruals, the decrease in the discount rate, and the plans’ demographic experience. This was partially offset by the impact of benefit payments and a decrease in the currency exchange rate. 61 CN MANAGEMENT INFORMATION CIRCULAR 2018 COMPENSATION DISCUSSION AND ANALYSIS Luc Jobin (3) 1,833,890485,604243,4712,562,965 NUMBER OF YEARS OF CREDITED SERVICE NAME(#) ANNUAL BENEFITS PAYABLE OPENING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION (4) (C$) COMPENSATORY CHANGE (1) (C$) CLOSING PRESENT NON-COM-DEFINED PENSATORY BENEFIT CHANGE (5)OBLIGATION (4) (C$) (C$) AT YEAR END (2)AT AGE 65 (3) (C$) (C$) IMPACT IMPACT COST BONUSCHANGESTOTAL Jean-Jacques Ruest Ghislain Houle Michael Cory Sean Finn 21.67 20.32 35.00 24.00 546,000613,000 308,000761,000 610,000868,000 569,000674,000 8,473,000 7,512,000 13,027,000 9,068,000 387,000144,0000531,000 371,000135,0000506,000 0161,0000161,000 369,000(51,000)0318,000 117,0009,121,000 400,0008,418,000 165,00013,353,000 177,0009,563,000

Termination and Change of Control Benefits The Company does not have contractual arrangements or other agreements in connection with termination, resignation, retirement, Change of Control or a change in responsibilities of a NEO, other than the conditions provided in the compensation plans, and summarized as follows: RESIGNATION INVOLUNTARY TERMINATION RETIREMENT CHANGE OF CONTROL TERMINATION FOR CAUSE Annual Incentive Bonus Plan Forfeits eligibility for the plan Entitled to a bonus based on corporate and individual performance and pro-rated on active service in plan year (minimum of three months) Entitled to a bonus based on corporate and individual performance and pro-rated on active service in plan year (minimum of three months), subject to providing a six-month notice period prior to retirement No specific provision Forfeits eligibility for the plan Stock Options (1) All stock options are cancelled Continued vesting for three months Exercise of vested stock options within three months or otherwise forfeited Subject to respect of two-year non-compete, non-solicitation and confidentiality provisions Continued vesting for three years if the executive remains in continuous and active service until the last day of the year in which the grant was made Exercise of vested stock options within three years or otherwise forfeited If proper substitute is granted, immediate vesting would occur only if participant is terminated without cause or resigns for good reason (2) within two years of the Change of Control All stock options are cancelled Performance Share Units (1) All PSUs are cancelled Partial payout if performance measures are met and pro-rated based on active service during the plan period Subject to respect of two-year non-compete, non-solicitation and confidentiality provisions Full payout if performance measures are met and if the executive remains in continuous and active service until March 31 of the year following the year in which the grant was made Subject to respect of two-year non-compete, non-solicitation and confidentiality provisions If proper substitute is granted, immediate vesting would occur only if participant is terminated without cause or resigns for good reason (2) within two years of the Change in Control All PSUs are cancelled Deferred Share Units Payment of all vested units, including the vested Company-matched DSUs Payment of all vested units, including the vested Company-matched DSUs Payment of all vested units, including the vested Company-matched DSUs Immediate vesting of unvested Company-matched DSUs Payment of all vested units, including the vested Company-matched DSUs Registered Pension Plans Payment of vested benefits Payment of vested benefits Payment of vested benefits Payment of vested benefits Payment of vested benefits Non-Registered Pension Plans and Arrangements (1) Payment of vested benefits Payment of vested benefits Payment of vested benefits Payment of vested benefits Payment of vested benefits, except for SRS benefits which are forfeited (1) In the event of resignation, involuntary termination, retirement or Change of Control, the payment of awards or vested benefits is subject to certain non-compete, non-solicitation, non-disclosure of confidential information and other restrictive provisions as per the respective plan rules and arrangements. (2) A resignation for good reason may take place only during the 24 months following a Change of Control if (i) the executive is required to relocate his or her office or home base to a location that is outside a 100-kilometer radius of his or her office or home base immediately prior to the Change of Control or (ii) the executive is assigned a set of responsibilities and/or the employment or continued employment of the executive on terms and conditions that are not the substantial equivalent of such executive’s set of responsibilities and/or terms and conditions of employment in effect immediately prior to the Change of Control. Involuntary Termination In the event of an involuntary termination, an NEO would receive a severance amount generally in line with applicable legal requirements. No incremental amounts would be payable. Share-based awards, option-based awards and other benefits will be treated according to the terms of the plans under which they were granted, as described in the summary Termination and Change of Control Benefits table on this page. Mr. Luc Jobin On March 5, 2018, the Board of Directors announced that Mr. Jobin had left the Company. The Company is in the process of finalizing arrangements relating to Mr. Jobin leaving CN in the context of applicable legal requirements and the Company’s plans. Retirement On December 31, 2017, Mr. Jobin was eligible for retirement under the defined contribution plans and Mr. Cory was eligible for retirement under the defined benefit plans with unreduced retirement benefits. Messrs. Ruest and Finn were also eligible for retirement but did not have sufficient service for unreduced retirement benefits under the defined benefit plans. Had Messrs. Jobin, Cory, Ruest, and Finn retired on December 31, 2017, no other material payments or benefits would have been payable. Share-based awards, option-based awards and other benefits are treated according to the terms of the plans under which they were granted, as described in the summary Termination and Change of Control Benefits table on this page. 62 COMPENSATION DISCUSSION AND ANALYSIS CN MANAGEMENT INFORMATION CIRCULAR 2018

Change of Control The following table shows the incremental benefits that NEOs would have been entitled to had there been a change of control on December 31, 2017. SHARE UNITS PLAN (1) (C$) STOCK OPTIONS (1) (C$) DEFERRED SHARE UNITS (2) (C$) TOTAL (C$) NAME (1) An NEO would be eligible for immediate vesting only if no proper substitute is granted, or if the executive is terminated without cause or resigns for good reason within two years of the change of control. (2) An NEO would be eligible for immediate vesting of the unvested Company-matched deferred share units allocated to an executive following the deferral of compensation in previous years (see “Deferred Compensation Plans” section on page 59 for a description of the VIDP). The value shown is equal to the number of deferred share units that would vest multiplied by the closing share price of common shares on December 31, 2017 (C$103.65). Currency Exchange Information Compensation disclosed in the “Statement of Executive Compensation” section that is paid in U.S. dollars was converted to Canadian dollars using the following currency exchange rates: EXCHANGE RATE USED ACTUAL RATE U.S.$1 = C$X Salary All other compensation Average rate during the year 2017: 2016: 2015: 1.2986 1.3248 1.2787 Annual incentive bonus plan When bonus is earned (i.e., December 31) December 31, 2017: December 31, 2016: December 31, 2015: 1.2571 1.3427 1.3840 Pension value Value of unexercised in-the-money options Market value of share-based awards that have not vested Non-equity incentive plan compensation – Value earned during the year Termination scenarios – incremental costs December 31 December 31 of prior year for pension value December 31, 2017: December 31, 2016: December 31, 2015: December 31, 2014: 1.2571 1.3427 1.3840 1.1601 Option-based awards – Value vested during the year Actual vesting date of the grants made on: July 27, 2016 January 28, 2016 January 29, 2015 February 3, 2014 January 24, 2013 July 27, 2017: January 27, 2017: January 27, 2017: February 3, 2017: January 24, 2017: 1.2554 1.3153 1.3153 1.3023 1.3158 63 CN MANAGEMENT INFORMATION CIRCULAR 2018 COMPENSATION DISCUSSION AND ANALYSIS Jean-Jacques Ruest Luc Jobin Ghislain Houle Michael Cory Sean Finn 0000 00500,043500,043 0000 0061,35461,354 0000

Other Information Securities Authorized for Issuance Under Equity Compensation Plans The table below indicates, as at December 31, 2017, certain information with respect to the Company’s Management Long-Term Incentive Plan. NUMBER OF SECURITIES REMAINING AVAILABLE Shareholder Proposals Shareholder proposals to be considered at the 2019 annual meeting of shareholders must be received at the head office of the Company no later than December 6, 2018, to be included in the Information Circular for such annual meeting. Availability of Documents The Company is a reporting issuer in Canada and the United States and is required to file various documents, including an annual information form and financial statements. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on SEDAR at www.sedar.com and on the SEC website at www.sec.gov through EDGAR, or may be obtained on request from the Corporate Secretary of the Company by calling (514) 399-7091 or Investor Relations at (514) 399-0052. NUMBER OF FOR FUTURE ISSUANCE SECURITIES TO BE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES ISSUED UPON WEIGHTED AVERAGE EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (#) EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (C$) REFLECTED IN THE FIRST COLUMN) (#) PLAN CATEGORY Equity compensation plans approved by security holders Equity compensation plans not approved by security holders 5,046,279 66.78 16,428,079 Nil Nil Nil TOTAL 5,046,279 66.78 16,428,079 Indebtedness of Directors and Executive Officers As of March 6, 2018, there was no outstanding indebtedness of current and former directors or officers of the Company and its subsidiaries, whether entered into in connection with the purchase of common shares of the Company or otherwise. Approval The Board of Directors of the Company has approved the contents of this Information Circular and its sending to the shareholders of the Company. Interest of Informed Persons and Others in Material Transactions The management of the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its affiliates or subsidiaries. Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer and Corporate Secretary March 6, 2018 64 OTHER INFORMATION CN MANAGEMENT INFORMATION CIRCULAR 2018

Schedule “A” – Mandate of the Board The Board has clearly delineated its role and the role of management. The role of the Board is to supervise the management of CN’s business and affairs, with the objective of increasing shareholder value. Management’s role is to conduct the day-to-day operations in a way that will meet this objective. The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation and CN’s Articles and By-laws. The Board may assign to Board committees the prior review of any issues it is responsible for, or as required by applicable laws. Board committee recommendations are generally subject to Board approval. The Board has delegated the approval of certain matters to management pursuant to its Standing Resolutions on Delegation of Authority, as amended from time to time. Meetings of the Board are held at least seven times a year and as necessary. As part of its stewardship responsibility, the Board advises management on significant business issues and has the following responsibilities: A. Approving CN’s Strategy • adopting a strategic planning process, approving and reviewing, on at least an annual basis, a business plan and a strategic framework which take into account, among other things, the opportunities and risks of the business, and monitoring the implementation of the business plan by management. B. Assessing and Overseeing the Succession Planning of Executive Management • approving the list of Board nominees for election by shareholders and filling Board vacancies; adopting and reviewing orientation and continuing education programs for directors; overseeing the disclosure of a method for interested parties to communicate directly with the Board Chair or with the non-management directors as a group; and ensuring a Board succession and renewal plan is in place. • • • D. Monitoring Financial Matters and Internal Controls • monitoring the quality and integrity of CN’s accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing: the integrity and quality of CN’s financial statements and other financial information and the appropriateness of their disclosure; the review of the Audit Committee on external auditors’ independence and qualifications; the performance of CN’s internal audit function and of CN’s external auditors; and CN’s compliance with applicable legal and regulatory requirements (including those related to environment, safety and security); ensuring that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of CN’s business and financial strategy; and adopting communications and disclosure policies and monitoring CN’s investor relations programs. (i) (ii) (iii) (iv) • • appointing executive management and monitoring the President and Chief Executive Officer (the “President and CEO”) and executive management performance taking into consideration Board expectations and fixed objectives, approving the President and CEO’s corporate goals and objectives and approving annually the President and CEO and executive management compensation; ensuring that an appropriate portion of the President and CEO and executive management compensation is tied to both the short-and longer-term performance of CN; and taking all reasonable steps to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit the highest standards of integrity as well as competence. • E. Monitoring Pension Fund Matters • • monitoring and reviewing, as appropriate, CN’s pension fund policies and practices, including the investment policies of the Canadian National Railway Pension Trust Funds or any other pension trust fund established in connection with a new pension plan or any other pension plan offered or administered by CN (the “CN’s Pension Trust Funds”); and approving the annual budget of the Investment Division of CN’s Pension Trust Funds. Monitoring Environmental, Safety and Security Matters monitoring and reviewing, as appropriate, CN’s environmental, safety and security policies and practices. • • C. Monitoring Corporate Governance Issues and Board Renewal F. • monitoring the size and composition of the Board to favour effective decision-making; taking all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout CN; monitoring and reviewing, as appropriate, CN’s approach to governance issues and monitoring and reviewing, as appropriate, CN’s Corporate Governance Manual and policies and measures for receiving shareholder feedback; taking all reasonable steps to ensure the highest quality of ethical standards, including reviewing, on a regular basis, the Code of Business Conduct applicable to CN’s directors, its President and CEO, senior financial officers, other executives and employees, monitoring compliance with such code, approving any waiver from compliance with the code for directors and executive officers and ensuring appropriate disclosure of any such waiver; ensuring the regular performance assessment of the Board, Board committees, Board and committee chairs and individual directors and determining their remuneration; • • The non-executive Board members meet before or after every Board meeting without the presence of management and under the chairmanship of the Board Chair. If such group includes directors who are not independent, an executive session including only independent directors is held regularly. Board members are expected to demonstrate a high level of professionalism in discharging their responsibilities. They are expected to attend the meetings of the Board and of the Board committees on which they sit and to rigorously prepare for and actively participate in such meetings. They should review all meeting materials in advance. They are also expected to be available to provide advice and counsel to the President and CEO or other corporate officers of CN upon request. The Board annually reviews the adequacy of its mandate. • • • 65 CN MANAGEMENT INFORMATION CIRCULAR 2018 SCHEDULE “A”

Schedule “B” – Reports of the Committees The following are reports of each Board committee for the year 2017 and up to March 6, 2018. These reports provide details on the activities of each committee but are not meant to be exhaustive. The Charter of each Committee is available in our Corporate Governance Manual available on our website at www.cn.ca. Report of the Audit Committee The role of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s financial reporting, monitoring risk management, internal controls and internal and external auditors. CURRENT MEMBERS: D.J. Carty (Chair), E.E. Holiday, V.M. Kempston Darkes, J.E. O’Connor, R.L. Phillips, L. Stein HIGHLIGHTS The Audit Committee, in accordance with its mandate: Financial Information • reviewed and approved annual and quarterly results, Management’s Discussion and Analysis and the earnings press releases of the Company; • reviewed the independent auditors’ reports of the external auditors on the consolidated financial statements and the internal controls over financial reporting of the Company, and on the financial statements of CN’s Pension Trust Funds; • reviewed financial information contained in the Annual Information Form, the Form 40-F and other reports requiring Board approval; • reviewed and approved the Audit Committee Report and other information appearing in the Management Information Circular; • reviewed analysis and communications materials prepared by management, the internal auditors or external auditors setting forth any significant financial reporting issues; • reviewed the compliance of management’s certification of financial reports with applicable legislation; • reviewed, with the external auditors and management, the quality, appropriateness and disclosure of the Company’s critical accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto; • reviewed judgments made in connection with the preparation of the financial statements, if any, including analyses of the effect of alternative generally accepted accounting principles and/or methods; • reviewed with external auditors and management, changes in accounting for CN’s pension plans and other postretirement benefits; and • held in camera meetings with management. Internal Auditors • reviewed and approved the internal audit plan and Internal Audit Charter; • monitored the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members; and • held in camera meetings with the Chief, Internal Audit. External Auditors • reviewed and approved the results of the external audit; • recommended to the Board the appointment and terms of engagement of the Company’s external auditors; • evaluated, remunerated and monitored the qualifications, performance and independence of the external auditors; • discussed, approved and oversaw the disclosure of all audit, review and attest services provided by the external auditors; • determined which non-audit services the external auditors are prohibited from providing, and pre-approved and oversaw the disclosure of permitted non-audit services by the external auditors to the Company, in accordance with applicable laws and regulations; • reviewed the formal statement from the external auditors confirming their independence and reviewed hiring policies for employees or former employees of the Company’s external auditors; • reviewed the external auditors observations on capital; and • held in camera meetings with external auditors. Risk Management • reviewed the Company’s risk assessment and risk management policies including information technology risk management, and Business Interruption management; • assisted the Board with the oversight of the Company’s compliance with applicable legal and regulatory requirements; and • oversaw the Company’s cybersecurity program for Operations and Information Technologies. Internal Control • received management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control; • reviewed procedures established for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters; and • reviewed minutes of the Corporate Disclosure Committee meetings. Committee Performance • reviewed the processes in place to evaluate the performance of the Audit Committee; and • reviewed and approved a forward-looking agenda for the Committee. Other • made recommendations to the Board with respect to the declaration of dividends; • monitored the tax affairs of the Company; and • reviewed, on a quarterly basis, expense reports of the Chair of the Board and the President’s Office. Submitted by the members of the Audit Committee. 66 SCHEDULE “B” CN MANAGEMENT INFORMATION CIRCULAR 2018

Report of the Finance Committee The role of the Finance Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the monitoring and oversight of the Company’s financial activities, which include overseeing financial policies, reviewing financings, authorizing and approving and recommending certain financial activities. CURRENT MEMBERS: K.G. Lynch (Chair), S. Bruder, J. Godin, E.E. Holiday, V.M. Kempston Darkes, J.E. O’Connor, L. Stein HIGHLIGHTS The Finance Committee, in accordance with its mandate: Financial Policies • provided oversight with respect to CN’s capital structure, cash flows and key financial ratios; • made recommendations to the Board with respect to the Company’s financial policies and financial matters affecting the Company; • reviewed policies with respect to distributions to shareholders, including policies on dividends, and policies regarding financial risk management, short-term investment and credit; and • reviewed the Company’s credit ratings and monitored the Company’s activities with respect to credit rating agencies. Financing • reviewed the Company’s liquidity position, including the Company’s capital expenditures, capital structure, financing plan and short-term investments; • reviewed and recommended the extension of CN’s credit facilities; • approved a shelf prospectus for the issuance of an aggregate principal amount of C$6 billion of debt securities; and • approved public debt offerings of U.S.$300 million 2.4% Notes due 2020, $C500 million 3.60% Notes due 2047 and U.S.$600 million 3.65% Notes due 2048. Financial Activities • recommended decisions related to indebtedness of the Company, as well as loans, guarantees or extension of credit; • reviewed Treasury and transactional activities; • recommended decisions related to derivative financial instruments; • reviewed and recommended a new share repurchase program and related progress reports; • reviewed and recommended the Company’s Capital Budget; • reviewed, recommended and monitored significant capital and other expenditures, such as the purchase of locomotives, investments for the implementation of Positive Train Control and other strategic projects, major sales transactions and rail infrastructure projects, material purchases of products and services; and • oversaw internal auditors reports on post-completion audits of selected capital projects approved by the Board. Committee Performance • reviewed the processes in place to evaluate the performance of the Finance Committee; • assessed the adequacy of the Finance Committee’s Charter and made a report thereon to the Board; and • reviewed and approved a forward-looking agenda for the Committee. Other • benchmarked quarterly results to those of other major railways. Submitted by the members of the Finance Committee. 67 CN MANAGEMENT INFORMATION CIRCULAR 2018 SCHEDULE “B”

Report of the Corporate Governance and Nominating Committee The role of the Corporate Governance and Nominating Committee is to assist the Board in fulfilling its oversight responsibilities with respect to corporate governance matters which include developing, reviewing and monitoring criteria for selecting directors and reviewing the corporate governance guidelines applicable to the Company. CURRENT MEMBERS: D. Losier (Chair), D.J. Carty, J. Godin, V. M. Kempston Darkes, K.G. Lynch, R. Pace, R.L. Phillips HIGHLIGHTS The Corporate Governance and Nominating Committee, in accordance with its mandate: Composition of the Board and its Committees • reviewed the size and composition of the Board and assisted the Board in determining Board Committee size, composition and mandate; • reviewed directors’ independence and financial literacy; • reviewed criteria for selecting directors and assessed the competencies and skills of the Board members in relation to the Company’s circumstances and needs; • identified candidates qualified to become Board members, and recommended director nominees for the next annual meeting of shareholders; and • reviewed director succession and board renewal and evergreen list. Performance of the Board and its Committees • reviewed the performance of the Board, Board Committees, Board and Committee Chairs and Board members, including reviewing the Board, Committee, and Chair evaluation process and the development of Management Information Circular questionnaires. Director Compensation • reviewed the compensation of Board members. Continuing Education for Directors • monitored and reviewed the Company’s orientation and continuing education programs for directors. Corporate Governance Initiatives • reviewed and recommended changes to the Company’s corporate governance guidelines and monitored disclosure of such guidelines in accordance with applicable rules and regulations; • led the review of the Company’s Corporate Governance Manual, including recommending to the Board an update to include recent best practices; • reviewed and amended the Company’s Clawback Policy; • implemented a 14-year term limit applicable to CN Board members elected to the CN Board for the first time after April 25, 2017; • updated CN’s website disclosure relating to CN’s lobbying activities and political contributions; • reviewed, monitored and oversaw compliance with CN’s Code of Business Conduct; • reviewed adherence to the Company’s Aircraft Utilization Policy; • monitored developments, proposed rule changes and amendments to securities laws, disclosure and other regulatory requirements; • reviewed the Management Information Circular; • reviewed the Annual Report; • reviewed the annual report of CN’s Ombudsman; • recommended to the Board a date and location for the annual meeting of shareholders; • monitored the Company’s Corporate Disclosure and Communications Policy and the Investor Relations Program and reviewed feedback from shareholders and shareholder associations; and • assisted the Board with the oversight of the Company’s corporate governance and monitored legal and regulatory requirements, as well as best practices. Committee Performance • reviewed the processes in place to evaluate the performance of the Corporate Governance and Nominating Committee; and • reviewed and approved a forward-looking agenda for the Committee. Submitted by the members of the Corporate Governance and Nominating Committee. 68 SCHEDULE “B” CN MANAGEMENT INFORMATION CIRCULAR 2018

Report of the Human Resources and Compensation Committee The role of the Human Resources and Compensation Committee is to assist the Board in fulfilling its oversight responsibility of monitoring executive management’s performance assessment and succession planning. CURRENT MEMBERS: G.D. Giffin (Chair), S. Bruder, D.J. Carty, J. Godin, E.E. Holiday, D. Losier, K.G. Lynch, J.E. O’Connor, R.L. Phillips, L. Stein HIGHLIGHTS The Human Resources and Compensation Committee, in accordance with its mandate: Succession Planning • reviewed the mechanisms in place regarding succession planning for executive management positions, including that of the President and CEO; • appointed an Interim President and CEO during the transition period until a permanent President and CEO is appointed; • launched an international search process to fill the position of President and CEO; • reviewed the leadership team assessment, including in-depth functional talent reviews; and • reviewed the succession plan for management put in place by the President and CEO, including processes to identify, develop and retain the talent of outstanding officers. President and CEO Compensation • reviewed corporate goals and objectives relevant to the President and CEO, evaluated his mid-year and annual performance based on those goals and objectives and recommended compensation based on this evaluation, for approval by the Independent Board members; and • developed performance objectives in conjunction with the President and CEO. Appointment of Executive Management • recommended the appointment of executive management and approved the terms and conditions of their appointment and termination or retirement. Executive Compensation • reviewed the validity of the Company’s benchmark group used in determining the compensation of executives; • reviewed the evaluation of executive management’s performance and recommended to the Board executive management’s compensation; • examined and reviewed elements of executive compensation and reported on compensation practices; • monitored any potential risks that could arise from CN’s compensation programs and practices, while ensuring proper risk identification and mitigation practices were in place; • reviewed performance of NEOs and the Company’s annual performance as measured under the AIBP; • closely monitored bonus outlook, as well as PSU vesting outlook; and • reviewed and recommended proposed bonus targets and performance targets related to PSUs. Executive Compensation Disclosure • produced for review and approval by the Board a report on executive compensation for inclusion in the Management Information Circular. Compensation Philosophy • monitored the compensation philosophy and policy that rewards the creation of shareholder value and reflects the appropriate balance between the short-and longer-term performance of the Company; and • monitored the Company policy relating to the positioning of total direct compensation for executives. Pension Plans • reviewed and monitored the financial position of CN’s pension plans; and • reviewed and recommended pension plan amendments. Human Resources Initiatives • closely monitored the labour negotiation process; • monitored pension and strategic labour and social issues; • reviewed and discussed strategies for hiring, training, engaging, and developing talent; and • reviewed and discussed strategies for workforce planning. Committee Performance • reviewed the processes in place to evaluate the performance of the Human Resources and Compensation Committee; • reviewed and approved a forward-looking agenda for the Committee; and • retained the service of independent compensation advisors to help it carry out its responsibilities and approved appropriate fees for such services. Submitted by the members of the Human Resources and Compensation Committee. 69 CN MANAGEMENT INFORMATION CIRCULAR 2018 SCHEDULE “B”

Report of the Environment, Safety and Security Committee The role of the Environment, Safety and Security Committee is to assist the Board in fulfilling its oversight responsibilities with respect to environmental matters, safety and security of the Company’s operations which include overseeing environmental, safety and security policies, practices and procedures, audits and assessments of compliance. CURRENT MEMBERS: V.M. Kempston Darkes (Chair), D.J. Carty, J. Godin, J.E. O’Connor, R. Pace, R.L. Phillips, L. Stein HIGHLIGHTS The Environment, Safety and Security Committee, in accordance with its mandate: Environmental, Health and Safety Audits • oversaw the development and implementation of environmental, safety and security policies, procedures and guidelines; • reviewed environmental, health and safety audits and assessments of compliance, taking reasonable steps to ensure that the Company is exercising due diligence; • oversaw the review of the Company’s safety management systems and related management action plans and ensured those systems were fully aligned with and reinforce CN’s safety culture and its goal of being the safest Class I railroad in North America; • reviewed the Company’s business plan to ascertain that environmental, safety and security issues are taken into consideration; • ensured appropriate employee training standards and communications are developed and implemented; and • reviewed all significant safety and security matters. Accounting Accrual • monitored accounting accrual for environmental costs in conjunction with the Audit Committee. Environmental Investigations and Judgments • reviewed reports in respect of all significant notices, complaints, investigations and proceedings by governmental authorities, and all significant judgments and orders in respect of environmental, safety and security matters. Other • reviewed Canadian and U.S. environmental and safety, legal and regulatory developments of importance to the Company; and • monitored results from various security initiatives and use of technology in risk mitigation. Committee Performance • reviewed the processes in place to evaluate the performance of the Environment, Safety and Security Committee. Submitted by the members of the Environment, Safety and Security Committee. Report of the Strategic Planning Committee The role of the Strategic Planning Committee is to assist the Board in fulfilling its oversight responsibilities with respect to financial and strategic issues, including the review of the key assumptions, as well as the economic, business, regulatory and competitive conditions underlying the Company’s business plan. CURRENT MEMBERS: J.E. O’Connor (Chair), S. Bruder, D.J. Carty, G.D. Giffin, J. Godin, E.E. Holiday, V.M. Kempston Darkes, D. Losier, K.G. Lynch, R. Pace, R.L. Phillips, L. Stein HIGHLIGHTS The Strategic Planning Committee, in accordance with its mandate: Strategic Direction • focused on financial and strategic issues, including the review of key assumptions underlying the business plan; • reviewed and approved the Company’s strategic direction, including its business plan and capital budget; and • obtained regular briefings and presentations on strategic and financial issues. Committee Performance • reviewed the processes in place to evaluate the performance of the Strategic Planning Committee. Submitted by the members of the Strategic Planning Committee. 70 SCHEDULE “B” CN MANAGEMENT INFORMATION CIRCULAR 2018

Report of the Pension and Investment Committee The role of the Pension and Investment Committee has historically been to assist the Board in fulfilling its oversight responsibilities with respect to investment of assets of CN’s Pension Trust Funds overseen by the CN Investment Division (CNID). At the end of 2017, the Board approved changes to the pension governance structure to further enhance the existing focus on both pension assets and liabilities, by establishing a more formal information sharing mechanism between CNID and CN management and by enhancing Board coordination and oversight over pension liability issues. The Committee was renamed “Pension and Investment Committee” (formerly known as the Investment Committee of CN’s Pension Trust Funds) and its mandate was expanded to review pension related matters more broadly. While current responsibilities were retained, the Committee is now informed of all matters related to pension liabilities or that are otherwise relevant in developing CN’s pension risk management strategy and pension plan design. The change is intended to reinforce an integrated approach to pension management with a focus on the funded status of CN’s defined benefit plans and associated risks. CURRENT MEMBERS (1): E.E. Holiday (Chair), S. Bruder, G.D. Giffin, D. Losier, K.G. Lynch HIGHLIGHTS The Pension and Investment Committee, in accordance with its mandate: Investment Division • reviewed the activities of CNID and advised CNID on investment of assets of CN’s Pension Trust Funds in accordance with applicable policies and procedures; • reviewed and approved the Statement of Investment Policies and Procedures for CN’s pension plans; • reviewed and approved the Investment Strategy of CNID; • reviewed and approved CNID Incentive Plans and any award payouts thereunder; and • reviewed and approved the annual budget of CNID. • oversee implementation of the overall pension risk management strategy by the Pension Advisory Working Committee, a newly formed management committee, and CNID; • review and recommend, jointly with the Audit Committee, to the Board the financial statements of the CN Pension Trust Funds and annual report; • review management’s assessment of the effectiveness of internal controls relating to CN’s Pension Plans and the CN Pension Trust Funds; • review and approve the governance structure of the management Pension Advisory Working Committee; • appoint members of the management Pension Advisory Working Committee and its Chair. Committee Performance • reviewed the processes in place to evaluate the performance of the Pension and Investment Committee. Submitted by the members of the Pension and Investment Committee. Under its revised mandate the Pension and Investment Committee will also: • in conjunction with the President and Chief Executive Officer of CN, oversee and determine the hiring, compensation, performance assessment, leadership development and succession planning of CNID executives, including the President and CEO of CNID, subject to the approval of the Human Resources & Compensation Committee and the Board; • approve the overall pension risk management strategy and reporting thereon to the Board; Report of the Donations and Sponsorships Committee The role of the Donations and Sponsorships Committee is to assist the Board in fulfilling its oversight responsibilities with respect to developing a donations and sponsorships strategy and reviewing/approving donation and sponsorship requests. CURRENT MEMBERS (1): R. Pace (Chair), S. Bruder, G.D. Giffin, D. Losier HIGHLIGHTS The Donations and Sponsorships Committee, in accordance with its mandate: Donations and Sponsorship Strategy • reviewed and approved the general donations and sponsorships strategy and goals of the Company; • reviewed and approved the budget for donations and sponsorships; and • reviewed the Railroaders in the Community Program. Donations and Sponsorship Requests • reviewed donation requests and approved selected donations by the Company, including those having a total cost of more than $100,000; • recommended to the Board for approval sponsorships by the Company, including those having a total cost of more than $500,000; and • reviewed reports from the Vice-President, Public and Government Affairs concerning sponsorships having a total cost of more than $100,000 and donations of more than $50,000 and on other matters. Committee Performance • reviewed committee mandate and processes in place to evaluate the performance of the Donations and Sponsorships Committee. Submitted by the members of the Donations and Sponsorships Committee. (1) The Pension and Investment Committee and the Donations and Sponsorships Committee are mixed committees composed of members of the Board of Directors as well as officers of the Company (not shown here). 71 CN MANAGEMENT INFORMATION CIRCULAR 2018 SCHEDULE “B”

Schedule “C” – Additional Audit Committee Disclosure National Instrument 52-110 — Audit Committees (“NI 52-110”) of the CSA requires issuers to include the charter of their audit committee and disclose information with respect to the composition, education and experience of the members of their audit committees, as well as all fees paid to external auditors in their annual information form. We comply with the requirements regarding composition and responsibilities, as summarized hereinafter, and we refer to our Annual Information Form — section “9.2 Audit Committee Disclosure” and “Schedule A” — available on SEDAR at www.sedar.com and on our website at www.cn.ca, under Investors for a description of the education and relevant experience of the Audit Committee members and with regards to the charter of our Audit Committee. The Audit Committee is also responsible for assisting the Board with the oversight of CN’s compliance with applicable legal and regulatory requirements. Additionally, the mandate of the Audit Committee provides that the Audit Committee must establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, or employee concerns regarding accounting or auditing matters, while ensuring confidentiality and anonymity. CN has adopted such procedures. Please refer to the Corporate Governance section of our website at www.cn.ca, under Delivering Responsibly/Governance for more details on these procedures. Monitoring Internal Auditors The Audit Committee is responsible for ensuring that the Chief, Internal Audit reports directly to the Audit Committee, and for regularly monitoring the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members. It further annually reviews the internal audit plan and ensures that the internal auditors are accountable to the Audit Committee. Monitoring External Auditors The mandate of the Audit Committee states that the Audit Committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, evaluating and remunerating them, and monitoring their qualifications, performance and independence. The Audit Committee is also in charge of approving and overseeing the disclosure of all audit, review and attestation services provided by the external auditors, determining which non-audit services the external auditors are prohibited from providing, and pre-approving and overseeing the disclosure of permitted non-audit services by the external auditors. The Audit Committee is responsible for overseeing the external auditors and discussing with them the quality and not just the acceptability of the Company’s accounting principles, including any material written communications between the Company and the external auditors (including disagreements, if any, with management and the resolution thereof). The Audit Committee also reviews at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with CN and confirming their independence. The mandate of the Audit Committee also provides that the Audit Committee is responsible for reviewing hiring policies for employees or former employees of the Company’s firm of external auditors. Furthermore, the mandate of the Audit Committee states that the Audit Committee may retain independent advisors to help it carry out its responsibilities, including fixing such advisors’ fees and retention terms, subject to advising the Board Chair. The Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. Pursuant to its charter, the Audit Committee also has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The internal and external auditors must meet separately with the Audit Committee, without management, twice a year, and more frequently as required. The Audit Committee met five (5) times in 2017 and held in camera sessions at each meeting. The report of the Audit Committee, set forth in Schedule “B” of this Information Circular, outlines the major subject areas reviewed by the Committee during the year, in compliance with its mandate. Composition of the Audit Committee The Audit Committee is composed of six independent directors, namely, Donald J. Carty, Chair of the Committee, Edith E. Holiday, V. Maureen Kempston Darkes, James E. O’Connor, Robert L. Phillips and Laura Stein. No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company. Mandate of the Audit Committee As further described below, the Audit Committee’s responsibilities can be divided into four categories: • overseeing financial reporting; • monitoring risk management and internal controls; • monitoring internal auditors; and • monitoring external auditors. Overseeing Financial Reporting The mandate of the Audit Committee provides that the Audit Committee is responsible for reviewing, with management and the external auditors, the annual and quarterly financial statements of the Company and accompanying information, including the Company’s Management’s Discussion and Analysis disclosure and earnings press releases, prior to their release, filing and distribution. The mandate also provides that the Audit Committee should review the procedures in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures. The Audit Committee is also responsible for reviewing the financial information contained in the Annual Information Form and other reports or documents, financial or otherwise, requiring Board approval. Furthermore, the Audit Committee is in charge of reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any issue identified by the external auditors and any significant recommendations relating thereto. Monitoring Risk Management and Internal Controls The Audit Committee is responsible for periodically receiving management’s report assessing the adequacy and effectiveness of CN’s disclosure controls and procedures and systems of internal control. The mandate of the Audit Committee also provides that the Audit Committee must review CN’s risk assessment and risk management policies. 72 SCHEDULE “C ” CN MANAGEMENT INFORMATION CIRCULAR 2018

Non-Audit Services The mandate of the Audit Committee provides that the Audit Committee determines which non-audit services the external auditors are prohibited from providing, approves audit services and pre-approves permitted non-audit services to be provided by the external auditors. CN’s Audit Committee and the Board of Directors have adopted resolutions prohibiting the Company from engaging KPMG LLP to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions, Education and Relevant Experience of the Audit Committee Members The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. As required in the charter of the Audit Committee, all members of the Audit Committee are financially literate, as such term is defined under Canadian securities laws and regulations and the NYSE Standards, and several members of the Committee meet all criteria to be designated as “audit committee financial expert” under the rules of the SEC. The Board has made such determination based on the education and experience of each Committee member. All members of the Audit Committee are financially literate and several members are audit committee financial experts. The external auditors are prohibited from providing certain non-audit services. contribution in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources functions, broker or dealer, investment advisor, or investment banking services and legal services and expert In determining if a director is an “audit committee financial expert”, the Board considers if the director is a person who has: (a) an understanding of generally accepted accounting principles and financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal controls and procedures for financial reporting; and (e) an understanding of audit committee functions. services unrelated to the audit. Pursuant to such resolutions, the Company may engage KPMG LLP to provide non-audit services, including tax services, other than the prohibited services listed above, but only if the services have specifically been pre-approved by the Audit Committee. Audit Committee Report Regarding Internal Control Over Financial Reporting The Audit Committee periodically received management’s report assessing the adequacy and effectiveness of our disclosure controls and procedures and systems of internal control in respect of the 2017 fiscal year. The Company’s external auditors, KPMG LLP, are responsible for performing an independent audit of our consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the U.S., and an independent audit of the effectiveness of internal controls over financial reporting, in accordance with the standards of the PCAOB. These audits serve as a basis for KPMG LLP’s opinions addressing whether the consolidated financial statements fairly present our financial position, results of operations, and cash flows in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”). The Audit Committee has discussed with KPMG LLP the matters required to be discussed by the PCAOB Auditing Standards No. 16 (Communication With Audit Committees) and Chartered Professional Accountants of Canada (“CPA”) Handbook — Assurance Section 260 (Communications With Those Charged With Governance) including matters relating to the conduct of the audit of our financial statements and the assessment of the effectiveness of our internal control over financial reporting under section 404 of the Sarbanes-Oxley Act. KPMG LLP provided the Committee with written disclosures and the letter required by Rule 3526 of the PCAOB. The Audit Committee has discussed with KPMG LLP the firm’s independence from the Company. A formal written statement describing all relationships between KPMG LLP and the Company was remitted to the Audit Committee and it includes a written confirmation that KPMG LLP are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and are independent public accountants with respect to the Company within the meaning of all relevant U.S. professional and regulatory standards, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley Act, and Rule 3520 of the PCAOB. Based on this review and these discussions, the Audit Committee recommended to the Board that the Company’s audited consolidated financial statements be filed with Canadian securities regulators and be included in the Company’s annual report on Form 40-F for the year ended December 31, 2017 filed with the SEC. 73 CN MANAGEMENT INFORMATION CIRCULAR 2018 SCHEDULE “C ”

Go Paperless Enroll now for e-delivery of your next shareholder information package. See the information in this package for easy steps to enroll. The Forest Stewardship Council® (FSC®) is an international certification and labeling system for products that come from responsibly managed forests, and verified recycled sources. Under FSC certification, forests are certified against a set of strict environmental and social standards, and fibre from certified forests is tracked all the way to the consumer through the chain of custody-certification system. CN shows its concern for protecting the environment through the use of FSC-certified paper Printed in Canada

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 . 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Form of Proxy - Annual Shareholder Meeting to be held on Tuesday, April 24, 2018 Notes to Proxy 1. Every shareholder has the right to appoint a person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This form of proxy should be signed in the exact manner as the name appears on the proxy. 4. This form of proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Shareholders and Management Information Circular. 5. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 6. The shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted “FOR” items 1, 2 and 3 and in favour of Management’s proposals generally. Proxies submitted must be received by 5:00 p.m. (Eastern Daylight Time), on April 23, 2018. Fold VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! .. To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com • Smartphone: Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

. This Form of Proxy is solicited by and on behalf of Management. Appointment of ProxyholderPrint the name of the person you are I/We being holder(s) of Common Shares of Canadian National Railway Company hereby appoint: Robert Pace, OR or failing him, Jean-Jacques Ruest, appointing if this person is someone other than the Chair of the Board or the Interim President and Chief Executive Officer of the Company, as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or, in the case of amendments and new points brought before the Meeting, as the proxyholder sees fit) at the Annual Meeting of Shareholders of Canadian National Railway Company to be held at The Omni King Edward Hotel, 37 King Street East, Toronto, Ontario (Canada) on Tuesday, April 24, 2018, at 10:00 a.m. (Eastern Daylight Time) and at any adjournment thereof. The Board of Directors and Management recommend that shareholders VOTE FOR items 1, 2 and 3 below: 1. Election of Directors ForWithholdFor WithholdFor Withhold 01. Shauneen Bruder 06. V. Maureen Kempston Darkes 11. Robert L. Phillips Fold 02. Donald J. Carty07. The Hon. Denis Losier 12. Laura Stein 03. Ambassador Gordon D. Giffin 08. The Hon. Kevin G. Lynch 04. Julie Godin 09. James E. O’Connor 05. Edith E. Holiday 10. Robert Pace 2. Appointment of Auditors Appointment of KPMG LLP as Auditors. ForWithhold 3. Non-binding Advisory Vote on Executive Compensation Non-binding advisory resolution to accept the approach to executive compensation disclosed in the accompanying Management Information Circular, the full text of which resolution is set out on p. 9 of the accompanying Management Information Circular. ForAgainst Fold Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by the Board of Directors and Management. Signature(s) Date MM / DD / YY Quarterly reports To reduce costs and help protect the environment, we will not send you CN’s quarterly financial reports and related management’s discussion and analysis (MD&A), unless you tell us that you want to receive them by checking the box below. You will be required to complete this request on an annual basis. Please send me CN’s quarterly financial reports If you do not check the box or do not return this form, we will assume that you do not want to receive CN’s quarterly financial reports and MD&A. Annual report By law, we must send you our annual financial statements and related MD&A, unless you tell us that you do not want to receive them by checking the box below. Please do not send me CN’s annual financial statements and MD&A If you do not check the box or do not return this form, we will assume that you want to receive CN’s annual financial statements and MD&A. You can also receive these documents electronically - see reverse for instructions to enrol for electronic delivery. CNRQ 243774 AR2

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for the HAUL ANNUAL 2017 REPORT INVESTING LONG

Except where otherwise indicated, all financial information reflected in this document is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (GAAP). Certain statements included in this annual report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets” or other similar words. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors. C O N T E N T S I II IV A Message from Robert Pace A Message from Jean-Jacques Ruest Investing for the Long Haul: • • • Innovation: Investing for Safety Highlights Innovation: Investing for Growth through Operational and Service Excellence Investing with Our Customers: Innovating Our Service Offering Investing for the Environment • • XIV XV XVI Corporate Governance Board of Directors Shareholder and Investor Information FINANCIAL SECTION Selected Railroad Statistics – unaudited Management’s Discussion and Analysis Management’s Report on Internal Control over Financial Reporting Report of Independent Registered Public Accounting Firm Consolidated Financial Statements Notes to Consolidated Financial Statements 1 2 54 55 Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. 57 61 As used herein, the word “Company” or “CN” means, as the context requires, Canadian National Railway Company and/or its subsidiaries.

Investing for the Long Haul Message from Robert Pace On behalf of CN’s Board of Directors, I would like to express my sincerest gratitude to all our dedicated employees, shareholders, customers and supply chain partners for their support throughout 2017. We’re pleased that CN posted another record-breaking year in numerous ways. We have great confidence in Interim President and CEO Jean-Jacques Ruest. He has been with the company for 22 years, and is well known to customers and investors. Jean-Jacques is well positioned to focus the company and its proven team of railroaders to rapidly address operational challenges during this transition. An international search for a CEO is well underway. Of course, running a successful company goes over and above numbers and metrics. CN is committed to being a responsible corporate citizen in every aspect of what we do, from the field to the boardroom, including the efforts the Company is making to improve diversity and become the safest railroad in North America. With an experienced leadership team and the best railroaders in the business, CN not only continued to be North America’s most efficient railroad, we were also the fastest growing. And, as a measure of our solid financial performance, with CN generating strong earnings per share growth and record free cash flow in 2017, the Board was pleased to approve a 10% hike in the Company’s dividend, our 22nd consecutive annual increase. We believe that good corporate governance is good business, and we are honoured to be recognized for our efforts by several Canadian and international organizations, including the Globe and Mail’s 2017 annual review, where we placed first in the industrials group and in the top five among Canadian publicly traded companies. Additionally, CN was ranked one of the “Best 50 Corporate Citizens in Canada” by Corporate Knights for a ninth consecutive year. The Board is proud of the Company’s long track record of outstanding performance. At the same time, we know that in an increasingly competitive marketplace, CN must respond with speed and innovation to retain its leadership position. The Board also recognizes the immediate operational and customer service challenges that emerged for CN in Fall 2017 – led by high demand and insufficient network resiliency, coupled with severe winter weather conditions. We are confident that the actions we are taking and the investments we are making will help ensure a future for CN that we can all continue to be proud of. Sincerely, CN is accelerating the execution of our innovation strategy, which we are confident remains the right course to continuously improve and maintain industry-leading operating metrics and best-in-class customer service. Robert Pace, D.COMM., C.M. Chair of the Board IC N 2 0 17 A N N U A L R E P O R T

Investing for the Long Haul Message from Jean-Jacques Ruest I am honoured to have been entrusted by the Board to help lead our great company through this transition period. 2017 was a remarkable year for CN with unprecedented volume growth. It was also a year that ended with operational challenges. We moved more carloads than ever before, across a broad range of commodity groups. CN’s team of outstanding railroaders is responding to the challenge of maintaining the best level of service possible for our customers. I would like to express my most sincere thanks to the entire team for their boundless efforts. committed to working with our supply chain partners and we have a solid plan in place to meet customer requirements. First, we’re addressing the immediate needs of our customers by hiring across the Company to address attrition and accommodate growth. We onboarded 3,400 new railroaders in 2017 and plan to hire another 2,000 in 2018, with the biggest share being in operations. We are also securing additional locomotives to respond to demand growth in the short term. Second, we’re building our business in a methodical and sustainable way for the long haul. We’re bullish on the North American economy and expect to see continued volume growth. As a reflection of our confidence in our ability to win new business with our superior service model, we plan to invest a record $3.2 billion in our capital program in 2018. Approximately $400 million of our capital budget is earmarked for equipment, including the acquisition of new high-horsepower locomotives. A further $800 million is targeted toward initiatives to increase capacity and enable growth, such as expansion of our track infrastructure, improvements in yards and intermodal terminals, and investments in information technology to improve safety performance, operational efficiency and customer service. The capital program also includes $1.6 billion for basic track and railway infrastructure maintenance supporting safety and efficiency, and $400 million for continued implementation of Positive Train Control in the United States. Our robust growth has led to temporary capacity constraints and challenging customer service levels, specifically in the fourth quarter as weather and other incidents outside our control disrupted some parts of our network. Notwithstanding, in 2017, the number of revenue ton miles (RTMs) delivered by CN was 11% higher than in 2016, with strong volumes across almost all commodity groups. Growth was particularly notable in intermodal, frac sand, coal and petroleum coke exports, and Canadian grain. While we were expecting a recovery from our slightly lower 2016 volumes, we and our customers never anticipated such a strong and fast rebound. Today’s supply chains are complex and require an unprecedented level of cooperation between partners to provide customers more reliability and visibility on their shipments. We are I IC N 2 0 17 A N N U A L R E P O R T

 Strong Financial Performance 2017 was a year of many accomplishments, especially in terms of our financial performance. Revenues were up more than $1 billion, or 8%, over 2016, to a record $13 billion. Diluted earnings per share increased 55% to a record $7.24. Adjusted diluted earnings per share1 – which excludes an income tax recovery resulting from the impact of the U.S. tax reform and other items – increased 9% to $4.99, also a record high. Our growth continues to outpace the strengthening North American economy and the entire CN team deserves credit. And, while our operating ratio did increase 1.5 points to 57.4%, due in part to higher fuel prices and challenging operating conditions in the fourth quarter, it remains the lowest of all Class I railroads. But we’re far from complacent. We are always looking for opportunities that will lead to permanent improvements. CN is a dynamic organization and we’re deepening our competitive advantage through innovation, teamwork and a proven strategic agenda. into the causes of injuries and accidents. We’re also investing in training and furthering our shift to a learning and coaching safety culture. One initiative is Looking Out For Each Other, which teaches employees the importance of speaking up whenever they see unsafe behaviour at work. Another example is Activ8, an enterprise-wide mobile platform designed to encourage innovation through idea sharing and problem solving. Our first initiative with this program generated hundreds of ideas for reducing personal injuries. Looking Forward Our 2018 investments will help us leverage our strong pipeline of growth opportunities. As always, safety, service and efficiency remain our top priorities. The unprecedented level of investment planned for 2018 will improve the resiliency of our network and help CN’s great team handle our customers’ business, now and for the long haul. Sincerely, Coaching Safety Culture Safety remains a core value at CN. While we did not reach all our safety targets for 2017, the long-term trend is positive, reflecting our investments in infrastructure and monitoring over the past 20 years. We’re highly focused on reducing accidents and preventing people from getting hurt on the job. As we continue to address these issues, we’re approaching safety by diving much deeper Jean-Jacques Ruest Interim President and CEO, and Executive Vice-President and Chief Marketing Officer 1. See the section entitled ”Adjusted performance measures“ in the MD&A for an explanation of this non-GAAP measure. I I IC N 2 0 17 A N N U A L R E P O R T ”…we’re building our business in a methodical and sustainable way for the long haul. We’re bullish on the North American economy and expect to see continued volume growth. ” Jean-Jacques Ruest

Innovation: Investing for Safety Executing our innovation strategy means investing in technology to improve every aspect of our business including safety. Safety is not just a priority at CN, but a deeply held core value. Our vision is to become the safest railway in North America. That’s why we’re adopting a multifaceted risk reduction strategy that combines developing our people, executing good processes and investing in technology. We’re also fostering trust, pride, teamwork and innovation in our safety culture by shifting to a learning and coaching approach. Investing in People At our CN Claude Mongeau National Training Centre in Winnipeg, MB, and our sister campus in Homewood, IL, we take a systematic and comprehensive approach to safety training. Employees, and some of our customers, receive hands-on technical training focused on instilling and reinforcing a strong safety culture. We are improving the quality of employee interaction in the field. Our innovative Looking Out For Each Other training program is a joint union-management initiative that focuses on moving our people from “compliance with the rules” to a commitment to safe behaviour for themselves and those around them. Investing in Communities An important part of our safety responsibility is to engage with communities on emergency response. Our dangerous goods experts and other colleagues reach out to hundreds of communities along our network each year. We regularly share information on dangerous goods traffic and emergency response training. For example, thousands of firefighters, police I VC N 2 0 17 A N N U A L R E P O R T Innovative track inspection boxcar The Autonomous Track Geometry Measurement System (ATGMS) car is designed to operate on any freight train and will allow for additional geometry inspections across CN’s network to detect wear and irregularities in track gauge, curvature, alignment and cross-level.

officers and emergency managers from communities across our network have downloaded the AskRailTM mobile app, which provides real-time information about the contents of railcars. The CN Police Service plays a vital role in ensuring safer communities. Through education and enforcement, CN Police officers strive to protect the communities in which we operate. A fine example is our participation in Rail Safety Week, when we conduct safety blitzes and information sessions at schools, community centres, railway stations and level crossings in Canada and the United States. Investing in Innovative Safety Technology We are investing to enhance our early detection technologies. These include additional wayside inspection systems that detect hot wheels and dragging equipment, hi-rail trucks that measure track geometry, and machine vision systems that detect hard-to-see defects. In addition, we’re testing the use of aerial drones for bridge inspections. We use the data collected by many of these systems to better target maintenance and investment activities, and we’re developing ways to use the data for predictive analytics. CN is also continuing to implement Positive Train Control as mandated by the U.S. government, for a total investment of US$1.4 billion, of which $400 million will be spent in 2018. VC N 2 0 17 A N N U A L R E P O R T

Highlights 1. See the section entitled ”Adjusted performance measures” in the MD&A for an explanation of this non-GAAP measure. 2. See the section entitled “Liquidity and capital resources – Free cash flow” in the MD&A for an explanation of this non-GAAP measure. V IC N 2 0 17 A N N U A L R E P O R T RE C ORD CA SH GENERATION $2,778M Free Cash Flow 2 CN’s solid generation of free cash flow in 2017 (up 10% over 2016) continues to demonstrate our ability to generate cash for repayment of debt obligations, payment of dividends, and share repurchases. RE C ORD E ARNINGS $7.24 Diluted EPS $4.99 Adjusted Diluted EPS1 Earnings per share reflect top-line growth that outpaced the strengthening economy as well as control of expenses. RE C ORD T OP -LINE PERF ORMANCE $13B Revenues Our customer-centric supply chain model delivered an increase in revenues of 8% over 2016, mainly attributable to higher volumes of traffic in overseas intermodal, frac sand, coal and petroleum coke exports, and Canadian grain, as well as freight rate increases.

Innovation: Investing for Growth through Operational and Service Excellence On average, CN invests approximately 20% of annual revenues back into the Company to build for the future. This steady and predictable level of investment provides benefits that keep on giving over time. For example, CN’s investments of approximately $850 million in long sidings and double track since 2000 have enabled 42% higher car velocity and 59% more RTMs. With our sights firmly set on the long haul, we plan to invest a record $3.2 billion in 2018 to improve the safety, efficiency and capacity of our network. CN’s innovative expansion of long-train operations is improving the efficiency of the entire supply chain. Over the past 15 years, we have invested heavily to serve our customers with more efficient long-train operations by extending sidings from 6,000 to 12,000 feet, doubling track, acquiring new locomotives, and expanding the use of distributed power. CN now has the capability of running trains of more than 200 railcars. The longer trains add more efficiency for customers by reducing the number of loading days and increasing overall throughput for terminals. To deliver service excellence, we must be nimble, because supply chains are complex from the standpoint of distance, integration of globally sourced components, variability of demand, and tight inventories. Any supply chain failure can translate into higher costs and lost sales. Therefore, customers are demanding more from every provider in the supply chain, including CN. Our objective is to provide our customers with greater ease and reliability of service, as well as more visibility on their shipments. Investing in Technology CN plans to deliver a high level of service through a combination of business process innovation, automation and optimization of key activities. We’ll support these efforts by investing $500 million over a five-year period to leverage technology and information systems to deliver improved safety, efficiency and service. Better data will help our people make better decisions and will bring improvement in core functions, including Safety, Mechanical, Engineering and Transportation, among others. Our investments in technology will evolve some basic applications to reduce manual and clerical work. Fostering a value creation mindset will take our supply chain performance to the next level, with digitalization to increase agility, reliability and visibility. Investing in Our Assets and Network In late 2017, CN committed to purchasing 200 new alternating current traction locomotives over the next three years to accommodate future growth opportunities and drive operational efficiency across the system. CN’s order is the largest among Class I railways since 2014. These high-horsepower engines are equipped with advanced digital technologies to optimize power distribution, train handling, brake control and fuel utilization. V I IC N 2 0 17 A N N U A L R E P O R T A new way to transport bitumen CN is helping to develop a new way to transport bitumen – the heavy crude produced from Alberta’s oil sands. CanaPuxTM is an innovative process that turns bitumen into a solid form by mixing and coating it with polymer. The result is a non-hazardous pellet that doesn’t burn, leak, dissolve or sink. CN expects CanaPuxTM pellets will help Canadian producers reach new markets overseas.

V I I IC N 2 0 17 A N N U A L R E P O R T New gateway for the U.S. economy With increased Panama Canal capacity and new, efficient intermodal facilities at the Port of Mobile and the Port of New Orleans providing on-dock access for rail shipments, CN is looking to draw increased volumes of container traffic entering North America via the Gulf of Mexico.

Investing with Our Customers: Innovating Our Service Offering At CN, we create value for our customers by listening to them, focusing on their needs and defining service as they see it. We invest the time needed to build close customer relationships and gain a deep understanding of their business. We are expanding and improving our service offering as well as increasing the level of predictability and visibility for our customers. To provide optimal service, CN works closely with customers to understand every detail of a shipment, from true origin to ultimate destination. Our Domestic Repositioning Program and extensive transloading facilities provide our intermodal customers with match-back opportunities that enhance their round-trip economics. Investing Together We have invested significantly to expand our service offering at our Toronto, Detroit, Memphis and Joliet intermodal terminals, and we are planning more, such as our Milton Logistics Hub. We have also opened new storefronts, such as our Duluth Intermodal Terminal. Our customers are expressing confidence in our company by investing in new or expanded facilities on our network. A great example is the Port of Prince Rupert, which expanded its Fairview Container Terminal’s capacity from 850,000 twenty-foot equivalent units to 1.35 million. Also, one of our long-time logistics partners recently opened the only transload facility for grain unit trains on the Canadian West Coast at Prince Rupert. And, a major North American energy producer is building the first propane export terminal on Canada’s West Coast in Prince Rupert. Other examples include: • Reopening of shuttered coal mines in northeastern B.C. New efficient loop track grain elevators in Western Canada and a new high-throughput grain terminal at the Port of Vancouver • Investing in Food Security We at CN are proud to be an important part of the food supply chain, and we continue to invest in temperature-controlled shipping as well as bringing grain and a wide variety of other foodstuffs to market. CN’s CargoCool® service provides a fast, convenient, cost-competitive and eco-friendly approach to moving temperature-sensitive goods. With state-of-the-art monitoring systems and a dedicated team of service representatives, CargoCool® provides a superior cold supply chain process that enhances food security. • New frac sand production and unit train loading and unloading facilities in Wisconsin and Alberta, respectively High-profile customers joining our logistics parks New and expanded petrochemical plants near Edmonton, AB • • I XC N 2 0 17 A N N U A L R E P O R T

Investing for the Long Haul A leading transportation and logistics company Project Enable is one of CN’s key IT initiatives to support our vision of being a leading North American transportation and logistics company. The program looks at streamlining our supply chain processes, offering a simpler customer experience and providing more reliable multimodal service. Ultra-modern hands-on railroader training Our CN Claude Mongeau National Training Centre in Winnipeg, MB, and our CN Campus in Homewood, IL, are state-of-the-art facilities where CN employees and customers receive enhanced railroader training programs focused on instilling and reinforcing a strong safety culture. Over 15,000 CN employees, and hundreds of our customers’ employees, have completed the hands-on technical training at these facilities since 2010. Opening new markets for Canadian crude Working with InnoTech Alberta, CN has developed CanaPuxTM, an innovative new way of transporting bitumen that puts safety and the environment at the forefront. CanaPuxTM are solid, dry pellets that meet rigorous strength requirements for bulk transport, float in water and don’t leak or dissolve, resulting in minimal risk of environmental contamination. CN has selected Toyo Engineering Canada Ltd. of Calgary, AB, to design and build a pilot project demonstrating the commercial viability of transporting solid bitumen by rail. Creating a network advantage in Chicago CN’s investments after the acquisition of the Elgin, Joliet and Eastern (EJ&E) include multi-million-dollar upgrades to the EJ&E’s infrastructure, interchange points and yards – creating an outer belt around the congested corridors of Chicago, through which more than 25% of U.S. rail traffic passes. This belt provides a key competitive advantage for CN, with a seamless route around Chicago that is the fastest of any Class I railroad operating through the Windy City.

Investing in intermodal growth Since 2010, Intermodal has been CN’s fastest growing business unit. Our 21 intermodal terminals are located near ports and large urban centres, providing access to markets in North America and overseas. Ten of our terminals serve major Canadian cities. In 2017, we launched service to Duluth, our 11th U.S. intermodal terminal, which provides our intermodal customers with access to major markets in Minnesota and Wisconsin. Overall, we also invested significantly to add track and cranes at our Toronto, Detroit, Memphis and Joliet terminals. Investing in cold supply chain solutions CN has created a new and fast-growing service for our customers by investing in innovative cold supply chain solutions. Our CargoCool® service transports temperature-sensitive goods quickly and cost-competitively using smart containers and advanced monitoring systems that can detect the slightest variation in cargo temperature. In 2018, we will be adding 100 reefers to our fleet to handle growth opportunities and develop new markets. Investing in information systems CN plans to invest $500 million in technology over a five-year period to improve safety, efficiency and customer service. By providing our railroaders with quality data and more dynamic insights into evolving customer demand, we’ll give them the tools they need to make more proactive decisions. The transformation of our data architecture will also provide our customers with the ability to better track their shipments. Investing in network safety and fluidity CN invested $1.6 billion in basic track infrastructure in 2017 to improve the safety and fluidity of our network. The work included the replacement of more than 2.2 million cross ties and the installation of over 600 miles of new rail, as well as bridge repairs, branch line upgrades and other general track maintenance. In 2018, CN is targeting a record $3.2 billion in total capital investment, up $500 million over last year. The plan includes spending on capacity projects to enhance the resiliency of our network and to accommodate future growth.

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Investing for the Environment At CN, our goal is to conduct our operations with minimal environmental impact, while providing cleaner, more sustainable transportation services to our customers. With approximately 84% of our greenhouse gas emissions generated from rail operations, we believe the single best way we can positively impact the environment is by continuously improving our operating efficiency. CNis already the most carbon-efficient more than 1.6 million trees since 2012, making CN the largest non-forestry company tree planter in Canada. North American railroad, consuming 15% less fuel per gross ton mile than the industry average. Since 1996, our fuel efficiency has improved 37%, thanks, in part, to our strategy of continually upgrading our fleet of locomotives. Investing in Technology CN has committed to purchasing 200 new fuel-efficient locomotives over the next three years. These high-horsepower engines are equipped with advanced technologies to maximize sustainability. These include Trip Optimizer™, an energy management system that processes real-time information on train characteristics, performance and terrain, and continuously computes the most efficient way to handle the train. Our new locomotives will also be equipped with Distributed Power, which allows a locomotive to be placed anywhere along a freight train and be remotely controlled from the lead locomotive, to improve train handling and fuel utilization. Many of our locomotives are also equipped with wireless telemetry systems that collect data to drive improved locomotive and train performance, including fuel conservation. Our Horsepower Tonnage Analyzer uses the data to optimize a locomotive’s horsepower-to-tonnage ratio. Our significant investments in innovative fuel-efficient technologies and data analytics capabilities are paying off. Between 2008 and 2016, fuel efficiency gains have translated into more than 4 million tonnes of carbon saved. Investing in People Our train crews and rail traffic controllers are continuously being trained on best practices for fuel conservation, including locomotive shutdowns in our yards, streamlined railcar handling as well as train pacing, coasting and braking strategies. Over the past two years, we decreased train idling by 14%. Investing in Programs Through our various EcoConnexions programs, we have been engaging our employees, communities and customers to help us make a difference and achieve our environmental goals of reducing emissions, conserving energy and increasing biodiversity. Since our employee program was launched in 2011, we have reduced our energy consumption at key yards and facilities by 22% and saved 65,000 tonnes of CO2. Our reduce-reuse-recycle programs have diverted over 90,000 tonnes of operational waste from landfill. In addition, through our EcoConnexions From the Ground Up and reforestation programs, and our EcoConnexions Partnership program, we have planted X I I IC N 2 0 17 A N N U A L R E P O R T Preserving Ecosystems We are committed to proactively protecting the rich and diverse ecosystems through which we operate. We have a broad range of programs to protect endangered species in proximity of our projects, including the turtle habitat at Carroll’s Bay Point Marsh in Hamilton Harbour, ON, and bighorn sheep in Alberta’s Jasper National Park.

Corporate Governance CN is committed to being a responsible corporate citizen. be reported, CN has adopted several methods for employees and third parties to anonymously report accounting, auditing and other concerns. We are proud of our corporate governance practices. In 2017, CN was recognized in the Globe and Mail’s annual review of corporate governance practices in Canada, where CN ranked first in the industrials group and in the top five of publicly traded Canadian companies. In 2016, we received the Best Overall Corporate Governance Award for publicly traded Canadian companies from Governance Professionals of Canada. CN is committed to inclusion, not only in principle, but also in practice. CN believes that a diverse board benefits from a broader range of perspectives and relevant experience. In 2015, the Board approved a Diversity Policy (available on our website) that considers gender, age and ethnicity when recommending director nominees. The Board also adopted a target of having at least one-third representation by women by the end of 2017. We are pleased to report that, currently, five of our directors are women, which exceeds our commitments to the Catalyst Accord and the Canadian chapter of the 30% Club. We understand that our long-term success is connected to our contribution to a sustainable future. That is why we are committed to enhancing the safety of our employees, the public and the environment; building stronger communities; and providing a great place to work. CN’s sustainability practices have earned it a place among the world’s best for several years running. For example, CN is consistently listed on the Dow Jones Sustainability World and North American indices as well as CDP’s exclusive Climate A List. Our sustainability activities and the accolades we have received are outlined in our Delivering Responsibly report on www.cn.ca. At CN, sound corporate citizenship touches nearly every aspect of what we do, from governance and business ethics to diversity and sustainability. Central to this comprehensive approach is our strong belief that good corporate citizenship is simply good business. CN has always recognized the importance of good governance. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), our corporate governance practices comply with the highest standards and rules adopted by the Canadian Securities Administrators, applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 and related rules of the U.S. Securities and Exchange Commission. We are exempted from complying with many of the NYSE corporate governance rules, provided that we comply with Canadian governance requirements. Except as summarized on our website at www.cn.ca/delivering-responsibly/governance, our governance practices comply with the NYSE corporate governance rules in all significant respects. Consistent with the belief that ethical conduct goes beyond compliance and resides in a solid governance culture, we publish and enforce CN’s Corporate Governance Manual and Code of Business Conduct. Because it is important that any potential wrongdoings X I VC N 2 0 17 A N N U A L R E P O R T

Board of Directors As at March 6, 2018 Robert Pace, D.Comm., C.m. Chair of the Board Canadian National Railway Company President and Chief Executive Officer The Pace Group Committees: 3, 4*, 5, 7 Shauneen Bruder Executive Vice-President, Operations Royal Bank of Canada Committees: 2, 4, 6, 7, 8 Julie Godin Vice-Chair of the Board and Executive Vice-President, Chief Planning and Administrative Officer CGI Group Inc. Committees: 2, 3, 5, 6, 7 Edith E. Holiday Former General Counsel, United States Treasury Department and Secretary of the Cabinet The White House Committees: 1, 2, 6, 7, 8* The Honourable Kevin G. Lynch, P.C., o.C., Ph.D., LL.D. Vice-Chair BMO Financial Group Committees: 2*, 3, 6, 7, 8 James E. O’Connor Retired Chairman and Chief Executive Officer Republic Services, Inc. Committees: 1, 2, 5, 6, 7* Donald J. Carty, o.C., LL.D. Retired Chairman and Chief Executive Officer American Airlines Committees: 1*, 3, 5, 6, 7 Ambassador Gordon D. Giffin Partner Dentons US LLP Committees: 4, 6*, 7, 8 Robert L. Phillips President R.L. Phillips Investments Inc. Committees: 1, 3, 5, 6, 7 Laura Stein Executive Vice-President – General Counsel & Corporate Affairs The Clorox Company Committees: 1, 2, 5, 6, 7 V. Maureen Kempston Darkes, O.C., D.Comm., LL.D. Retired Group Vice-President General Motors Corporation and President GM Latin America, Africa and Middle East Committees: 1, 2, 3, 5*, 7 The Honourable Denis Losier, P.C., LL.D., C.m. Retired President and Chief Executive Officer Assumption Life Committees: 3*, 4, 6, 7, 8 Chair of the Board and Select Senior Officers of the Company As at March 6, 2018 Robert Pace Chair of the Board Jean-Jacques Ruest Interim President and Chief Executive Officer, and Executive Vice-President and Chief Marketing Officer Kimberly A. Madigan Vice-President Human Resources Mike Cory Executive Vice-President and Chief Operating Officer Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer Matthew Barker Senior Vice-President Network Operations and Planning Scott Daniels Senior Vice-President Strategy and Innovation Paul Butcher Vice-President Investor Relations Janet Drysdale Vice-President Corporate Development and Sustainability Doug Ryhorchuk Vice-President Western Region Marlene Puffer President and Chief Executive Officer CN Investment Division Serge Leduc Senior Vice-President Chief Information and Technology Officer John Orr Senior Vice-President Southern Region Ghislain Houle Executive Vice-President and Chief Financial Officer Michael Farkouh Vice-President Eastern Region X VC N 2 0 17 A N N U A L R E P O R T Committees: 3 Corporate governance and nominating6 Human resources and compensation* denotes chair or 1 Audit 4 Donations and sponsorships7 Strategic planninginterim chair of the 2 Finance5 Environment, safety and security8 Pension and Investmentcommittee

Shareholder and Investor Information Annual meeting The annual meeting of shareholders will be held at 10:00 a.m. EDT on April 24, 2018 at: Shareholder services Shareholders having inquiries concerning their shares, wishing to obtain information about CN, or to receive dividends by direct deposit or in U.S. dollars may obtain detailed information by communicating with: Computershare Trust Company of Canada Shareholder Services 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Telephone: 1-800-564-6253 www.investorcentre.com The Omni King Edward Hotel 37 King Street East Toronto, Ontario, Canada Annual information form The annual information form may be obtained by writing to: The Corporate Secretary Canadian National Railway Company 935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 Stock exchanges CN common shares are listed on the Toronto and New York stock exchanges. Ticker symbols: CNR (Toronto Stock Exchange) CNI (New York Stock Exchange) It is also available on CN’s website. Transfer agent and registrar Computershare Trust Company of Canada Offices in: Montreal, Quebec Toronto, Ontario Calgary, Alberta Vancouver, British Columbia Investor relations Paul Butcher Vice-President, Investor Relations Telephone: 514-399-0052 Telephone: 1-800-564-6253 www.investorcentre.com Head office Canadian National Railway Company 935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 Co-transfer agent and co-registrar Computershare Trust Company N.A. Att: Stock Transfer Department P.O. Box 8100 Montreal, Quebec H3C 3N4 Overnight Mail Delivery: 250 Royall Street, Canton, MA 02021 Regular Mail Delivery: P.O. Box 43078, Providence, RI 02940-3078 Telephone: 1-800-962-4284 X V I C N 2 0 17 A N N U A L R E P O R T

Selected Railroad Statistics – unaudited

	2017	2016	2015

Financial

Key financial performance indicators
Total revenues ($ millions)	13,041	12,037	12,611
Rail freight revenues ($ millions)	12,293	11,326	11,905
Operating income ($ millions)	5,558	5,312	5,266
Net income ($ millions)	5,484	3,640	3,538
Diluted earnings per share ($)	7.24	4.67	4.39
Adjusted diluted earnings per share ($) (1)	4.99	4.59	4.44
Free cash flow ($ millions) (2)	2,778	2,520	2,373
Gross property additions ($ millions)	2,703	2,752	2,706
Share repurchases ($ millions)	2,000	2,000	1,750
Dividends per share ($)	1.65	1.50	1.25
Financial position
Total assets ($ millions)	37,629	37,057	36,402
Total liabilities ($ millions)	20,973	22,216	21,452
Shareholders' equity ($ millions)	16,656	14,841	14,950
Financial ratios
Operating ratio (%)	57.4	55.9	58.2
Adjusted debt-to-adjusted EBITDA (times) (3)	1.65	1.75	1.71

Operations (4)

Statistical operating data
Gross ton miles (GTMs) (millions)	469,200	423,426	442,084
Revenue ton miles (RTMs) (millions)	237,098	214,327	224,710
Carloads (thousands)	5,737	5,205	5,485
Route miles (includes Canada and the U.S.)	19,500	19,600	19,600
Employees (end of year)	23,945	22,249	23,066
Employees (average for the year)	23,074	22,322	24,406
Key operating measures
Rail freight revenue per RTM (cents)	5.18	5.28	5.30
Rail freight revenue per carload ($)	2,143	2,176	2,170
GTMs per average number of employees (thousands)	20,335	18,969	18,114
Operating expenses per GTM (cents)	1.59	1.59	1.66
Labor and fringe benefits expense per GTM (cents)	0.47	0.50	0.54
Diesel fuel consumed (US gallons in millions)	441.4	398.9	425.0
Average fuel price ($/US gallon)	2.74	2.34	2.68
GTMs per US gallon of fuel consumed	1,063	1,061	1,040
Terminal dwell (hours)	16.2	14.0	15.0
Train velocity (miles per hour)	25.3	27.3	26.3
Safety indicators (5)
Injury frequency rate (per 200,000 person hours)	1.83	1.70	1.63
Accident rate (per million train miles)	1.83	1.42	2.06

(1)	See the section entitled Adjusted performance measures in the MD&A for an explanation of this non-GAAP measure.
(2)	See the section entitled Liquidity and capital resources - Free cash flow in the MD&A for an explanation of this non-GAAP measure.
(3)	See the section entitled Liquidity and capital resources - Adjusted debt-to-adjusted EBITDA multiple in the MD&A for an explanation of this non-GAAP measure.
(4)
Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

(5)	Based on Federal Railroad Administration (FRA) reporting criteria.

1    CN | 2017 Annual Report

Management's Discussion and Analysis

Contents

Business profile	3
Corporate organization	3
Strategy overview	3
Forward-looking statements	7
Financial outlook	8
Financial highlights	8
2017 compared to 2016	8
Non-GAAP measures	8
Adjusted performance measures	9
Constant currency	9
Revenues	10
Operating expenses	15
Other income and expenses	16
2016 compared to 2015	17
Summary of quarterly financial data	22
Summary of fourth quarter 2017	22
Financial position	23
Liquidity and capital resources	24
Off balance sheet arrangements	31
Outstanding share data	31
Financial instruments	31
Recent accounting pronouncements	33
Critical accounting estimates	35
Business risks	44
Controls and procedures	53

2    CN | 2017 Annual Report

Management's Discussion and Analysis

This Management's Discussion and Analysis (MD&A) dated January 31, 2018, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's 2017 Annual Consolidated Financial Statements and Notes thereto. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2017 Annual Information Form and Form 40-F, may be found online on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting CN's Corporate Secretary's Office.

Business profile

CN is engaged in the rail and related transportation business. CN's network of approximately 20,000 route miles of track spans Canada and mid-America, uniquely connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN's extensive network and efficient connections to all Class I railroads provide CN customers access to Canada, the United States (U.S.) and Mexico. A true backbone of the economy, CN handles over $250 billion worth of goods annually and carries over 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers.
CN's freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. For the year ended December 31, 2017, no individual commodity group accounted for more than 25% of total revenues. From a geographic standpoint, 16% of revenues relate to U.S. domestic traffic, 33% transborder traffic, 17% Canadian domestic traffic and 34% overseas traffic. The Company is the originating carrier for over 85%, and the originating and terminating carrier for over 65%, of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the U.S. as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company's corporate management in evaluating financial and operational performance and allocating resources across CN's network. The Company's strategic initiatives are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the strategy and operating plan established by corporate management.
See Note 18 – Segmented information to the Company's 2017 Annual Consolidated Financial Statements for additional information on the Company's corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN's business strategy is anchored on the continuous pursuit of Operational and Service Excellence, an unwavering commitment to safety and sustainability, and the development of a solid team of motivated and competent railroaders. CN's goal is to deliver valuable transportation services for its customers and to grow the business at low incremental cost. A clear strategic agenda, driven by a commitment to innovation, productivity, supply-chain collaboration, running trains safely, and minimizing environmental impact, drives the Company's efforts to create value for customers. CN thereby creates value for its shareholders by striving for sustainable financial performance through profitable top-line growth, adequate free cash flow and return on invested capital. CN is also focused on returning value to shareholders through dividend payments and share repurchases.
CN's success and long-term economic viability depend on the presence of a supportive regulatory and policy environment that drives investment and innovation. CN's success also depends on a stream of capital investments that supports its business strategy.  These investments cover a wide range of areas, from track infrastructure and rolling stock, to information and operating technologies, and other equipment and assets that improve the safety, efficiency and reliability of CN's service offering. Investments in track infrastructure enhance the productivity and integrity of the plant, and increase the capacity and the fluidity of the network. The acquisition of new locomotives and

3    CN | 2017 Annual Report

Management's Discussion and Analysis

railcars generates several key benefits. New locomotives increase capacity, fuel productivity and efficiency, and improve the reliability of service. Locomotives equipped with distributed power allow for greater productivity of trains, particularly in cold weather, while improving train handling and safety. Targeted railcar acquisitions aim to tap growth opportunities, complementing the fleet of privately owned railcars that traverse CN's network. CN's strategic investments in information technology provide access to timely and accurate information which supports CN's ongoing efforts to drive innovation and efficiency in service, cost control, asset utilization, and safety and employee engagement.

Balancing "Operational and Service Excellence"
The basic driver of the Company's business is demand for reliable, efficient, and cost effective transportation for customers. As such, the Company's focus is the pursuit of Operational and Service Excellence: striving to operate safely and efficiently while providing a high level of service to customers.
For many years, CN has operated with a mindset that drives cost efficiency and asset utilization. That mindset flows naturally from CN's Precision Railroading model, which focuses on improving every process that affects delivery of customers' goods. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably. This calls for the relentless measurement of results and the use of such results to generate further execution improvements in the service provided to customers. The Company's continuous search for efficiency is best captured in its performance according to key operating metrics such as car velocity, train speed, and yard and locomotive productivity. All are at the center of a highly productive and fluid railroad operation, requiring daily engagement in the field. The Company works hard to run more efficient trains, reduce dwell times at terminals and improve overall network velocity. With CN's business model, fewer railcars and locomotives are needed to ship the same amount of freight in a tight, reliable and efficient operation. The railroad is run based on a disciplined operating methodology, executing with a sense of urgency and accountability. This philosophy is a key contributor to CN's operating ratio, earnings growth and return on invested capital.
CN understands the importance of balancing its drive for productivity with efforts to enhance customer service. The Company's efforts to deliver Operational and Service Excellence are anchored on an end-to-end supply chain mindset, working closely with customers and supply chain partners, as well as involving all relevant areas of the Company in the process. By fostering better end-to-end service performance and encouraging all supply-chain players to continuously improve daily engagement, information sharing, problem solving, and execution, CN aims to help customers achieve greater competitiveness in their own markets. Supply chain collaboration agreements with ports, terminal operators and customers leverage key performance metrics that drive efficiencies across the entire supply chain.
The Company is strengthening its commitment to Operational and Service Excellence through a wide range of innovations anchored on its continuous improvement philosophy. CN is building on its industry leadership in terms of fast and reliable hub-to-hub service by continuing to improve across the range of customer touch points. The Company's major push in first-mile/last-mile service is all about improving the quality of customer interactions – developing a sharper outside-in perspective; better monitoring of traffic forecasts; higher and more responsive car order fulfillment; and proactive customer communication at the local level.
CN's broad-based service innovations benefit customers and support the Company's goal to drive top-line growth. CN understands the importance of being the best operator in the business, and being the best service innovator as well.

Delivering safely and responsibly
CN is committed to the safety of its employees, the communities in which it operates and the environment. Safety consciousness permeates every aspect of CN's operations. The Company's long-term safety improvement is driven by continued significant investments in infrastructure, rigorous safety processes and a focus on employee training and safety awareness. CN continues to strengthen its safety culture by investing significantly in training, coaching, recognition and employee involvement initiatives.
CN's Safety Management Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk, drive continuous improvement in the reduction of injuries and accidents, and engage employees at all levels of the organization. CN believes that the rail industry can enhance safety by working more closely with communities. Under CN's structured Community Engagement program, the Company engages with municipal officers and their emergency responders in an effort to assist them in their emergency response planning. In many cases, this outreach includes face-to-face meetings, during which CN discusses its comprehensive safety programs; its safety performance; the nature, volume and economic importance of dangerous commodities it transports through their communities; a review of emergency response planning; and arranging for training sessions for emergency responders. The outreach builds on CN's involvement in the Transportation Community Awareness and Emergency Response (TRANSCAER®), through which the Company has been working for many years to help communities in Canada and the U.S. understand the movement of hazardous materials and what is required in the event of transportation incidents.

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Management's Discussion and Analysis

CN has been deepening its commitment to a sustainable operation for many years, and has made sustainability an integral part of its business strategy. The best way in which CN can positively impact the environment is by continuously improving the efficiency of its operations, and reducing its carbon footprint. As part of the Company's comprehensive sustainability action plan and to comply with CN's environmental policy, the Company engages in a number of initiatives, including the use of fuel-efficient locomotives and trucks that reduce greenhouse gas emissions; increasing operational and building efficiencies; investing in energy-efficient data centers and recycling programs for information technology systems; reducing, recycling and reusing waste and scrap at its facilities and on its network; engaging in modal shift agreements that favor low emission transport services; and participating in the Carbon Disclosure Project (CDP) to gain a more comprehensive view of its carbon footprint. The Company combines its expert resources, environmental management procedures, training and audits for employees and contractors, and emergency preparedness response activities to help ensure that it conducts its operations and activities while protecting the natural environment. The Company's environmental activities include monitoring CN's environmental performance in Canada and the U.S. (ensuring compliance), identifying environmental issues inside the Company, and managing them in accordance with CN's environmental policy, which is overseen by the Environment, Safety and Security Committee of the Board of Directors. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company.
The Company's CDP Report, CN's Sustainability Report entitled "Delivering Responsibly" and the Company's Corporate Governance Manual, which outlines the role and responsibilities of the Environment, Safety and Security Committee of the Board of Directors, are available on CN's website in the Delivering Responsibly section.

Building a solid team of railroaders
CN's ability to develop the best railroaders in the industry has been a key contributor to the Company's success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. This is why the Company is focused on hiring the right people, onboarding them successfully, helping them build positive relationships with their colleagues, and helping all employees to grow and develop. As part of its strategy to build a solid team of railroaders, the Company leverages its state-of-the-art training facilities in preparing employees to be highly skilled, safety conscious and confident in their work environment. Curricula for technical training and leadership development has been designed to meet the learning needs of CN's railroaders – both current and future. These programs and initiatives provide a solid platform for the assessment and development of the Company's talent pool, and are tightly integrated with the Company's business strategy. Progress made in developing current and future leaders through the Company's leadership development programs is reviewed by the Human Resources and Compensation Committee of the Board of Directors.

2017 Highlights
Top-line growth
In 2017, CN added more than $1 billion in top-line growth with revenues up 8% and volumes up 11% in terms of revenue ton miles (RTMs), compared to the prior year. The Company's top-line growth resulted from strong volumes across almost all of its commodity groups. To accommodate higher volumes and new growth opportunities, the Company increased its capital budget during the year and hired more employees across its network.

Financial highlights
·	CN attained record revenues and operating income, as well as record reported and adjusted net income and earnings per share in 2017. (1)
·	Net income increased by $1,844 million, or 51%, to $5,484 million, and diluted earnings per share increased by 55% to $7.24, in 2017 compared to the prior year.
·	Adjusted net income increased by $197 million, or 6%, to $3,778 million, and adjusted diluted earnings per share increased by 9% to $4.99, in 2017 compared to the prior year. (1)
·	Operating income increased by $246 million, or 5%, to $5,558 million in 2017.
·	Operating ratio of 57.4%, an increase of 1.5 points over 2016.
·	Revenues increased by $1,004 million, or 8%, to $13,041 million in 2017, compared to the prior year.
·	Operating expenses increased by $758 million, or 11%, to $7,483 million in 2017.
·	The Company generated record free cash flow of $2,778 million, a 10% increase over 2016. (2)

(1)    See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.
(2)    See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.

5    CN | 2017 Annual Report

Management's Discussion and Analysis

Reinvestment in the business
CN spent $2.7 billion in its capital program, with $1.6 billion invested to maintain the safety and integrity of the network, particularly track infrastructure. Spending also included $0.4 billion on strategic initiatives to increase capacity and support growth opportunities, including line capacity upgrades and information technology initiatives, $0.4 billion on implementation of Positive Train Control (PTC), the safety technology mandated by the U.S. Congress, and $0.3 billion on equipment capital expenditures, including the acquisition of 34 new high-horsepower locomotives.

Shareholder returns
The Company repurchased 20.4 million of its common shares during the year, returning $2.0 billion to its shareholders. CN also increased its quarterly dividend per share by 10% to $0.4125 from $0.3750 in 2016, effective for the first quarter of 2017, and paid $1.2 billion in dividends in 2017.

Sustainability
The Company's sustainability practices once again earned it a place on the Dow Jones Sustainability World and North American Indices as well as a position on the Climate A List by CDP in 2017.

U.S. Tax Cuts and Job Act
On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act ("U.S. Tax Reform"). The U.S. Tax Reform reduces the U.S. federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018. The U.S. Tax Reform also allows for immediate capital expensing of new investments in certain qualified depreciable assets made after September 27, 2017, which will be phased down starting in year 2023. As a result of the U.S. Tax Reform, the Company's net deferred income tax liability decreased by $1,764 million.
The U.S. Tax Reform introduces other important changes to U.S. corporate income tax laws that may significantly affect CN in future years including, the creation of a new Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from U.S. corporations to foreign related parties to additional taxes, and limitations to the deduction for net interest expense incurred by U.S. corporations. Future regulations and interpretations to be issued by U.S. authorities may also impact the Company's estimates and assumptions used in calculating its income tax provisions.

2018 Business outlook and assumptions
The Company expects growth across a range of commodities, particularly in intermodal traffic, frac sand, Canadian petroleum coke and coal exports, Canadian grain, refined petroleum products, and lumber and panels. The Company expects lower volumes of crude oil and potash.
Underpinning the 2018 business outlook, the Company assumes that North American industrial production will increase in the range of two to three percent. For the 2017/2018 crop year, the grain crops in both Canada and the U.S. were above their respective three-year averages. The Company assumes that the 2018/2019 grain crops in both Canada and the U.S. will be in line with their respective three-year averages.

Future value creation
Reinvestment in the business
In 2018, CN plans to invest approximately $3.2 billion in its capital program, of which $1.6 billion is targeted toward track and railway infrastructure maintenance to support safe and efficient operations. A further $0.8 billion is expected to be spent on initiatives to increase capacity and enable growth, such as track infrastructure expansion; investments in yards and intermodal terminals; and on information technology to improve safety performance, operational efficiency and customer service. The Company plans to invest $0.4 billion to advance the implementation of PTC along parts of its network. CN's equipment capital expenditures are targeted to reach $0.4 billion in 2018, allowing the Company to tap growth opportunities and improve the quality of the fleet, and in order to handle expected traffic increase and improve operational efficiency, CN expects to take delivery of 60 new high-horsepower locomotives. Including the 2018 planned acquisition, CN expects to acquire 200 new locomotives over the next three years to accommodate future growth opportunities and drive operational efficiency across its system.

Shareholder returns
On October 22, 2017, the Company's Board of Directors approved a new Normal Course Issuer Bid that allows for the repurchase of up to 31.0 million common shares between October 30, 2017 and October 29, 2018. In addition, on January 23, 2018, the Company's Board of Directors approved an increase of 10% to the quarterly dividend to common shareholders, from $0.4125 per share in 2017 to $0.4550 per share in 2018, effective for the first quarter.

6    CN | 2017 Annual Report

Management's Discussion and Analysis

The forward-looking statements discussed in this section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements.

Forward-looking statements

Certain statements included in this MD&A are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets" or other similar words.
Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled Strategy overview - 2018 Business outlook and assumptions.

Forward-looking statements	Key assumptions
Statements relating to revenue growth opportunities, including	· North American and global economic growth
those referring to general economic and business conditions	· Long-term growth opportunities being less affected by current economic conditions

Statements relating to the Company's ability to meet debt	· North American and global economic growth
repayments and future obligations in the foreseeable future,	· Adequate credit ratios
including income tax payments, and capital spending	· Investment-grade credit ratings
· Access to capital markets
· Adequate cash generated from operations and other sources of financing
· Reasonable interpretations of existing or future tax laws and regulations

Statements relating to pension contributions	· Adequate cash generated from operations and other sources of financing
· Adequate long-term return on investment on pension plan assets
· Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A for a description of major risk factors.
Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

7    CN | 2017 Annual Report

Management's Discussion and Analysis

Financial outlook

During the year, the Company issued and updated its 2017 financial outlook. The 2017 actual results were in line with the Company's last 2017 financial outlook that was issued on October 24, 2017.

Financial highlights
				Change
				Favorable/(Unfavorable)
In millions, except percentage and per share data	2017	2016	2015	2017 vs 2016	2016 vs 2015
Revenues	$13,041	$12,037	$12,611	8%	(5%)
Operating income	$5,558	$5,312	$5,266	5%	1%
Net income	$5,484	$3,640	$3,538	51%	3%
Adjusted net income (1)	$3,778	$3,581	$3,580	6%	-
Basic earnings per share	$7.28	$4.69	$4.42	55%	6%
Adjusted basic earnings per share (1)	$5.02	$4.61	$4.47	9%	3%
Diluted earnings per share	$7.24	$4.67	$4.39	55%	6%
Adjusted diluted earnings per share (1)	$4.99	$4.59	$4.44	9%	3%
Dividends declared per share	$1.65	$1.50	$1.25	10%	20%
Total assets	$37,629	$37,057	$36,402	2%	2%
Total long-term liabilities	$16,990	$19,208	$18,454	12%	(4%)
Operating ratio	57.4%	55.9%	58.2%	(1.5)-pts	2.3-pts
Free cash flow (2)	$2,778	$2,520	$2,373	10%	6%

(1)	See the section of this MD&A entitled Adjusted performance measures for an explanation of this non-GAAP measure.
(2)	See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.

2017 compared to 2016

Net income for the year ended December 31, 2017 was $5,484 million, an increase of $1,844 million, or 51%, when compared to 2016, and diluted earnings per share increased by 55% to $7.24. The increase was primarily due to a deferred income tax recovery of $1,764 million ($2.33 per diluted share) resulting from the enactment of the U.S. Tax Reform and the impact of higher volumes.
Operating income for the year ended December 31, 2017 increased by $246 million, or 5%, to $5,558 million. The increase mainly reflects increased revenues from higher volumes, freight rate increases and higher applicable fuel surcharge rates, partly offset by higher costs from increased volumes and higher fuel prices. The operating ratio, defined as operating expenses as a percentage of revenues, was 57.4% in 2017, compared to 55.9% in 2016. Higher fuel prices had a 0.9-point impact on the increase for the year.
Revenues for the year ended December 31, 2017 totaled $13,041 million compared to $12,037 million in 2016. The increase of $1,004 million, or 8%, was mainly attributable to higher volumes of traffic in overseas intermodal, frac sand, coal and petroleum coke exports, and Canadian grain; freight rate increases; and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar.
Operating expenses for the year ended December 31, 2017 amounted to $7,483 million compared to $6,725 million in 2016. The increase of $758 million, or 11%, was mainly due to higher costs from increased volumes and higher fuel prices, partly offset by the positive translation impact of a stronger Canadian dollar.

Non-GAAP measures

This MD&A makes reference to non-GAAP measures including adjusted performance measures, constant currency, free cash flow, and adjusted debt-to-adjusted EBITDA multiple, that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.
For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections entitled Adjusted performance measures, Constant currency and Liquidity and capital resources.

8    CN | 2017 Annual Report

Management's Discussion and Analysis

Adjusted performance measures

Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses these measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of items in adjusted net income and adjusted earnings per share does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the year ended December 31, 2017, the Company reported adjusted net income of $3,778 million, or $4.99 per diluted share, which excludes a net deferred income tax recovery of $1,706 million ($2.25 per diluted share) consisting of the following:
·
in the fourth quarter, a deferred income tax recovery of $1,764 million ($2.33 per diluted share) resulting from the enactment of the U.S. Tax Reform and a deferred income tax expense of $50 million ($0.07 per diluted share) resulting from the enactment of higher provincial corporate income tax rates;

·	in the third quarter, a deferred income tax expense of $31 million ($0.04 per diluted share) resulting from the enactment of a higher state corporate income tax rate;
·	in the second quarter, a deferred income tax recovery of $18 million ($0.02 per diluted share) resulting from the enactment of a lower provincial corporate income tax rate; and
·	in the first quarter, a deferred income tax recovery of $5 million ($0.01 per diluted share) resulting from the enactment of a lower provincial corporate income tax rate.
For the year ended December 31, 2016, the Company reported adjusted net income of $3,581 million, or $4.59 per diluted share, which excludes a gain on disposal of track leading into Montreal's Central Station, together with the rail fixtures (collectively the "Viaduc du Sud"), of $76 million, or $66 million after-tax ($0.09 per diluted share) in the fourth quarter, and a deferred income tax expense of $7 million ($0.01 per diluted share) in the second quarter, resulting from the enactment of a higher provincial corporate income tax rate.
For the year ended December 31, 2015, the Company reported adjusted net income of $3,580 million, or $4.44 per diluted share, which excludes a deferred income tax expense of $42 million ($0.05 per diluted share) in the second quarter, resulting from the enactment of a higher provincial corporate income tax rate.
The following table provides a reconciliation of net income and earnings per share, as reported for the years ended December 31, 2017, 2016 and 2015 to the adjusted performance measures presented herein:

In millions, except per share data	Year ended December 31,	2017	2016	2015
	Net income as reported	$5,484	$3,640	$3,538
	Adjustments:
	Other income	-	(76)	-
	Income tax expense (recovery)	(1,706)	17	42
	Adjusted net income	$3,778	$3,581	$3,580
	Basic earnings per share as reported	$7.28	$4.69	$4.42
	Impact of adjustments, per share	(2.26)	(0.08)	0.05
	Adjusted basic earnings per share	$5.02	$4.61	$4.47
	Diluted earnings per share as reported	$7.24	$4.67	$4.39
	Impact of adjustments, per share	(2.25)	(0.08)	0.05
	Adjusted diluted earnings per share	$4.99	$4.59	$4.44

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.30 and $1.33 per US$1.00, for the years ended December 31, 2017 and 2016, respectively.
On a constant currency basis, the Company's net income for the year ended December 31, 2017 would have been higher by $42 million ($0.06 per diluted share).

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Management's Discussion and Analysis

Revenues

In millions, unless otherwise indicated	Year ended December 31,	2017	2016	% Change	% Change at constant currency
Rail freight revenues		$12,293	$11,326	9%	10%
Other revenues		748	711	5%	6%
Total revenues		$13,041	$12,037	8%	10%
Rail freight revenues
Petroleum and chemicals		$2,208	$2,174	2%	3%
Metals and minerals		1,523	1,218	25%	27%
Forest products		1,788	1,797	(1%)	1%
Coal		535	434	23%	25%
Grain and fertilizers		2,214	2,098	6%	7%
Intermodal		3,200	2,846	12%	13%
Automotive		825	759	9%	10%
Total rail freight revenues		$12,293	$11,326	9%	10%
Revenue ton miles (RTMs) (millions)		237,098	214,327	11%	11%
Rail freight revenue/RTM (cents)		5.18	5.28	(2%)	(1%)
Carloads (thousands)		5,737	5,205	10%	10%
Rail freight revenue/carload (dollars)		2,143	2,176	(2%)	-

Revenues for the year ended December 31, 2017, totaled $13,041 million compared to $12,037 million in 2016. The increase of $1,004 million, or 8%, was mainly attributable to higher volumes of traffic in overseas intermodal, frac sand, coal and petroleum coke exports, and Canadian grain; freight rate increases; and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar. Fuel surcharge revenues increased by $189 million in 2017, as a result of higher applicable fuel surcharge rates and higher freight volumes.
In 2017, RTMs, measuring the relative weight and distance of rail freight transported by the Company, increased by 11% relative to 2016. Rail freight revenue per RTM decreased by 2% in 2017 when compared to 2016, mainly driven by an increase in the average length of haul and the negative translation impact of a stronger Canadian dollar; partly offset by freight rate increases and higher applicable fuel surcharge rates.

Petroleum and chemicals
	Year ended December 31,	2017	2016	% Change	% Change at constant currency
Revenues (millions)		$2,208	$2,174	2%	3%
RTMs (millions)		44,375	43,395	2%	2%
Revenue/RTM (cents)		4.98	5.01	(1%)	1%
Carloads (thousands)		614	599	3%	3%

The petroleum and chemicals commodity group comprises a wide range of commodities, including chemicals and plastics, refined petroleum products, natural gas liquids, crude oil and sulfur. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy as well as oil and gas production. Most of the Company's petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in Western Canada, a key oil and gas development area and a major center for natural gas feedstock and world-scale petrochemicals and plastics; and in eastern Canadian regional plants.
For the year ended December 31, 2017, revenues for this commodity group increased by $34 million, or 2%, when compared to 2016, mainly due to higher volumes of refined petroleum products and propane; freight rate increases; and higher applicable fuel surcharge rates; partly offset by lower volumes of plastic pellets and condensate, and the negative translation impact of a stronger Canadian dollar.
Revenue per RTM decreased by 1% in 2017 when compared to 2016, mainly due to the negative translation impact of a stronger Canadian dollar, partly offset by freight rate increases and higher applicable fuel surcharge rates.

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Management's Discussion and Analysis

Percentage of commodity group revenues	2017	2016
Chemicals and plastics	45%	46%
Refined petroleum products	36%	33%
Crude and condensate	15%	17%
Sulfur	4%	4%

Metals and minerals
	Year ended December 31,	2017	2016	% Change	% Change at constant currency
Revenues (millions)		$1,523	$1,218	25%	27%
RTMs (millions)		27,938	20,233	38%	38%
Revenue/RTM (cents)		5.45	6.02	(9%)	(8%)
Carloads (thousands)		995	807	23%	23%

The metals and minerals commodity group consists primarily of materials related to oil and gas development, steel, iron ore, non-ferrous base metals and ores, construction materials and machinery and dimensional (large) loads. The Company provides unique rail access to base metals, iron ore and frac sand mining as well as aluminum and steel producing regions, which are among the most important in North America. This strong origin franchise, coupled with the Company's access to port facilities and the end markets for these commodities, has made CN a leader in the transportation of metals and minerals products. The key drivers for this market segment are oil and gas development, automotive production, and non-residential construction.
For the year ended December 31, 2017, revenues for this commodity group increased by $305 million, or 25%, when compared to 2016, mainly due to higher volumes of frac sand and drilling pipe resulting from increased oil and gas drilling activity along with higher frac sand usage per well; freight rate increases; and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar.
Revenue per RTM decreased by 9% in 2017 when compared to 2016, mainly due to an increase in the average length of haul from higher volumes of frac sand and the negative translation impact of a stronger Canadian dollar, partly offset by freight rate increases and higher applicable fuel surcharge rates.

Percentage of commodity group revenues	2017	2016
Energy materials	32%	21%
Metals	29%	33%
Minerals	23%	27%
Iron ore	16%	19%

Forest products
	Year ended December 31,	2017	2016	% Change	% Change at constant currency
Revenues (millions)		$1,788	$1,797	(1%)	1%
RTMs (millions)		30,510	31,401	(3%)	(3%)
Revenue/RTM (cents)		5.86	5.72	2%	4%
Carloads (thousands)		424	440	(4%)	(4%)

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper, wood chips, and wood pellets. The Company has extensive rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the U.S., the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for lumber and panels, housing starts and renovation activities primarily in the U.S.; for fibers (mainly wood pulp), the consumption of paper, pulpboard and tissue in North American and offshore markets; and for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the U.S.
For the year ended December 31, 2017, revenues for this commodity group decreased by $9 million, or 1%, when compared to 2016, mainly due to lower volumes of a broad range of forest products and the negative translation impact of a stronger Canadian dollar, partly offset by freight rate increases and higher applicable fuel surcharge rates.

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Management's Discussion and Analysis

Revenue per RTM increased by 2% in 2017 when compared to 2016, mainly due to freight rate increases and higher applicable fuel surcharge rates, partly offset by the negative translation impact of a stronger Canadian dollar.

Percentage of commodity group revenues	2017	2016
Lumber	41%	41%
Pulp	30%	31%
Paper	17%	16%
Panels	12%	12%

Coal
	Year ended December 31,	2017	2016	% Change	% Change at constant currency
Revenues (millions)		$535	$434	23%	25%
RTMs (millions)		14,539	11,032	32%	32%
Revenue/RTM (cents)		3.68	3.93	(6%)	(5%)
Carloads (thousands)		303	333	(9%)	(9%)

The coal commodity group consists of thermal grades of bituminous coal, metallurgical coal and petroleum coke. Canadian thermal and metallurgical coal are largely exported via terminals on the west coast of Canada to offshore markets. In the U.S., thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and Southeast U.S., as well as offshore markets via terminals in the Gulf of Mexico. Petroleum coke, a by-product of the oil refining process, is mainly exported to offshore markets via terminals on the west coast of Canada, while U.S. petroleum coke is focused on domestic markets. The key drivers for this market segment are weather conditions, environmental regulations, global supply and demand conditions, and for U.S. domestic coal, the price of natural gas.
For the year ended December 31, 2017, revenues for this commodity group increased by $101 million, or 23%, when compared to 2016. The increase was mainly due to increased exports of U.S. thermal coal via the Gulf Coast, higher metallurgical coal exports via west coast ports following the reopening of two mines in British Columbia, and increased exports of Canadian petroleum coke due to improved market conditions; as well as freight rate increases. These factors were partly offset by reduced volumes of U.S. domestic thermal coal to U.S. Midwest utilities, mainly due to the loss of a utility customer.
Revenue per RTM decreased by 6% in 2017 when compared to 2016, mainly due to a significant increase in the average length of haul, partly offset by higher volumes of Canadian metallurgical coal and freight rate increases.

Percentage of commodity group revenues	2017	2016
Canadian coal - export	28%	23%
U.S. coal - export	27%	23%
Petroleum coke	26%	22%
U.S. coal - domestic	19%	32%

Grain and fertilizers
	Year ended December 31,	2017	2016	% Change	% Change at constant currency
Revenues (millions)		$2,214	$2,098	6%	7%
RTMs (millions)		56,123	51,485	9%	9%
Revenue/RTM (cents)		3.94	4.07	(3%)	(2%)
Carloads (thousands)		619	602	3%	3%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in Western Canada and the U.S. Midwest. The grain segment consists of wheat, oats, barley, peas, corn, ethanol, dried distillers grain, canola seed and canola products, soybeans and soybean products. Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in Western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. These rail movements are subject to government regulation that establishes a maximum revenue entitlement that railways can earn. Although railway companies are free to set freight rates for western

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Management's Discussion and Analysis

grain shipments, total revenue is limited based on a formula that takes into account tonnage, length of haul, and a specified price index. Shipments of grain that are exported to the U.S. are not regulated. In the U.S., grain grown in Illinois and Iowa is exported as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. The key drivers for fertilizers are input prices, demand, government policies, and international competition.
For the year ended December 31, 2017, revenues for this commodity group increased by $116 million, or 6%, when compared to 2016, mainly due to higher volumes of Canadian wheat to North American and export markets, higher export volumes of Canadian canola and barley, and higher export volumes of potash driven by strong offshore demand; freight rate increases; and higher applicable fuel surcharge rates; partly offset by lower export volumes of U.S. soybeans and the negative translation impact of a stronger Canadian dollar.
Revenue per RTM decreased by 3% in 2017 when compared to 2016, mainly due to an increase in the average length of haul and the negative translation impact of a stronger Canadian dollar; partly offset by freight rate increases and higher applicable fuel surcharge rates.

Percentage of commodity group revenues	2017	2016
Canadian grain - regulated	39%	38%
U.S. grain - domestic	20%	21%
Canadian grain - commercial	14%	14%
Fertilizers - potash	12%	11%
Fertilizers - other	10%	9%
U.S. grain - exports	5%	7%

Intermodal
	Year ended December 31,	2017	2016	% Change	% Change at constant currency
Revenues (millions)		$3,200	$2,846	12%	13%
RTMs (millions)		59,356	53,056	12%	12%
Revenue/RTM (cents)		5.39	5.36	1%	1%
Carloads (thousands)		2,514	2,163	16%	16%

The intermodal commodity group includes rail and trucking services and is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, serving both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax, New Orleans and Mobile. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions.
For the year ended December 31, 2017, revenues for this commodity group increased by $354 million, or 12%, when compared to 2016, mainly due to higher international container traffic via the ports of Vancouver and Prince Rupert; and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar.
Revenue per RTM increased by 1% in 2017 when compared to 2016, mainly due to higher applicable fuel surcharge rates, partly offset by the negative translation impact of a stronger Canadian dollar.

Percentage of commodity group revenues	2017	2016
International	66%	63%
Domestic	34%	37%

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Management's Discussion and Analysis

Automotive
	Year ended December 31,	2017	2016	% Change	% Change at constant currency
Revenues (millions)		$825	$759	9%	10%
RTMs (millions)		4,257	3,725	14%	14%
Revenue/RTM (cents)		19.38	20.38	(5%)	(3%)
Carloads (thousands)		268	261	3%	3%

The automotive commodity group moves both domestic finished vehicles and parts throughout North America, providing service to certain vehicle assembly plants in Ontario, Michigan and Mississippi. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves shippers of finished vehicle imports via the ports of Halifax and Vancouver, and through interchange with other railroads. CN's broad network of auto compounds is used to facilitate distribution of vehicles throughout Canada and the U.S. Midwest. The primary drivers for this market are automotive production and sales in North America, the average age of vehicles in North America, and the price of fuel.
For the year ended December 31, 2017, revenues for this commodity group increased by $66 million, or 9%, when compared to 2016, mainly due to higher volumes of finished vehicle imports via the Port of Vancouver resulting from new business, and higher volumes of domestic finished vehicle traffic; higher applicable fuel surcharge rates; and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar.
Revenue per RTM decreased by 5% in 2017 when compared to 2016, mainly due to a significant increase in the average length of haul and the negative translation impact of a stronger Canadian dollar, partly offset by higher applicable fuel surcharge rates and freight rate increases.

Percentage of commodity group revenues	2017	2016
Finished vehicles	94%	93%
Auto parts	6%	7%

Other revenues
	Year ended December 31,	2017	2016	% Change	% Change at constant currency
Revenues (millions)		$748	$711	5%	6%

Other revenues are largely derived from non-rail services that support CN's rail business including vessels and docks, warehousing and distribution, automotive logistic services, freight forwarding and transportation management; as well as other revenues including commuter train revenues.
For the year ended December 31, 2017, Other revenues increased by $37 million, or 5%, when compared to 2016, mainly due to higher revenues from vessels and docks and automotive logistic services, partly offset by the negative translation impact of a stronger Canadian dollar.

Percentage of other revenues	2017	2016
Vessels and docks	50%	50%
Other non-rail services	40%	39%
Other revenues	10%	11%

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Management's Discussion and Analysis

Operating expenses

Operating expenses for the year ended December 31, 2017, amounted to $7,483 million compared to $6,725 million in 2016. The increase of $758 million, or 11%, was mainly due to higher costs from increased volumes and higher fuel prices, partly offset by the positive translation impact of a stronger Canadian dollar.

				% Change	% Change at constant currency
In millions	Year ended December 31,	2017	2016
Labor and fringe benefits		$2,221	$2,119	(5%)	(6%)
Purchased services and material		1,769	1,592	(11%)	(12%)
Fuel		1,362	1,051	(30%)	(32%)
Depreciation and amortization		1,281	1,225	(5%)	(5%)
Equipment rents		418	375	(11%)	(14%)
Casualty and other		432	363	(19%)	(21%)
Total operating expenses		$7,483	$6,725	(11%)	(13%)

Labor and fringe benefits
Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, including stock-based compensation; health and welfare; and pension and other postretirement benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets.
Labor and fringe benefits expense increased by $102 million, or 5%, in 2017 when compared to 2016. The increase was primarily due to higher headcount and overtime costs due to increased volumes of traffic, general wage increases, increased U.S. health and welfare rates and higher incentive-based compensation, partly offset by a lower pension expense and the positive translation impact of a stronger Canadian dollar.

Purchased services and material
Purchased services and material expense primarily includes the cost of services purchased from outside contractors; materials used in the maintenance of the Company's track, facilities and equipment; transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads.
Purchased services and material expense increased by $177 million, or 11%, in 2017 when compared to 2016. The increase was mainly due to higher costs of services purchased from outside contractors and higher materials and repairs and maintenance costs resulting from increased volumes of traffic, partly offset by the positive translation impact of a stronger Canadian dollar.

Fuel
Fuel expense includes fuel consumed by assets, including locomotives, vessels, vehicles and other equipment as well as federal, provincial and state fuel taxes.
Fuel expense increased by $311 million, or 30%, in 2017 when compared to 2016. The increase was primarily due to higher fuel prices and increased volumes of traffic, partly offset by the positive translation impact of a stronger Canadian dollar.

Depreciation and amortization
Depreciation expense is affected by capital additions, railroad property retirements from disposal, sale and/or abandonment and other adjustments including asset impairments.
Depreciation and amortization expense increased by $56 million, or 5%, in 2017 when compared to 2016. The increase was mainly due to net capital additions, partly offset by the positive translation impact of a stronger Canadian dollar.

Equipment rents
Equipment rents expense includes rental expense for the use of freight cars owned by other railroads (car hire) or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company's cars (car hire) and locomotives.
Equipment rents expense increased by $43 million, or 11%, in 2017 when compared to 2016. The increase was primarily due to higher car hire expense resulting from increased volumes of traffic, partly offset by lower car and equipment lease expense and the positive translation impact of a stronger Canadian dollar.

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Management's Discussion and Analysis

Casualty and other
Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt, operating taxes, and travel expenses.
Casualty and other expense increased by $69 million, or 19%, in 2017 when compared to 2016. The increase was mainly due to higher legal and personal injury expenses, incident costs and worker's compensation expense, partly offset by lower bad debt expense and the positive translation impact of a stronger Canadian dollar.

Other income and expenses

Interest expense
In 2017, interest expense was $481 million compared to $480 million in 2016. The increase was mainly due to a higher average level of debt, partly offset by the positive translation impact of a stronger Canadian dollar.

Other income
In 2017, the Company recorded other income of $12 million compared to $95 million in 2016. Included in Other income for 2016 was a gain on disposal of the Viaduc du Sud of $76 million.

Income tax recovery (expense)
The Company recorded an income tax recovery of $395 million for the year ended December 31, 2017, compared to an income tax expense of $1,287 million in 2016. Included in the 2017 figure was a net deferred income tax recovery of $1,706 million consisting of a deferred income tax recovery of $1,764 million recorded in the fourth quarter, resulting from the enactment of the U.S. Tax Reform, deferred income tax expenses of $50 million recorded in the fourth quarter and $31 million recorded in the third quarter, resulting from the enactment of higher provincial corporate income tax rates and a higher state corporate income tax rate, respectively, and deferred income tax recoveries of $18 million recorded in the second quarter and $5 million recorded in the first quarter, both resulting from the enactment of lower provincial corporate income tax rates. Included in the 2016 figure was a deferred income tax expense of $7 million recorded in the second quarter, resulting from the enactment of a higher provincial corporate income tax rate.
The effective tax rate for 2017 was (7.8%) compared to 26.1% in 2016. Excluding the aforementioned deferred income tax recoveries and expenses, the effective tax rate for 2017 was 25.8% compared to 26.0% in 2016. The variance in the effective tax rate was mainly attributable to a lower proportion of the Company's pre-tax income being earned in higher tax rate jurisdictions, and the impact of a higher excess tax benefit resulting from the settlement of equity settled awards in 2017 compared to 2016.
For 2018, the Company anticipates the estimated annual effective tax rate to be approximately 25.0%. The anticipated decrease is attributable to the enactment of the U.S. Tax Reform. Any future regulations and interpretations issued by U.S. authorities could further impact the Company's estimated annual effective tax rate. Please refer to the section of this MD&A entitled Strategy overview – 2017 Highlights – U.S. Tax Cuts and Jobs Act for additional information about the U.S. Tax Reform.

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Management's Discussion and Analysis

2016 compared to 2015

Net income for the year ended December 31, 2016 was $3,640 million, an increase of $102 million, or 3%, when compared to 2015, with diluted earnings per share rising 6% to $4.67.
Operating income for the year ended December 31, 2016 increased by $46 million, to $5,312 million. The operating ratio, defined as operating expenses as a percentage of revenues, was 55.9% in 2016, compared to 58.2% in 2015, a 2.3-point improvement.
Revenues for the year ended December 31, 2016, totaled $12,037 million compared to $12,611 million in 2015. The decrease of $574 million, or 5%, was mainly attributable to lower volumes of crude oil, coal, and frac sand; as well as lower applicable fuel surcharge rates. These factors were partly offset by the positive translation impact of the weaker Canadian dollar and freight rate increases.
Operating expenses for the year ended December 31, 2016 amounted to $6,725 million compared to $7,345 million in 2015. The decrease of $620 million, or 8%, was mainly due to lower costs resulting from operating productivity gains, including cost-management initiatives and decreased volumes of traffic, lower pension expense, and lower fuel prices, partly offset by the negative translation impact of a weaker Canadian dollar.

Constant currency
Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.33 and $1.28 per US$1.00, for the years ended December 31, 2016 and 2015, respectively.
On a constant currency basis, the Company's net income for the year ended December 31, 2016 would have been lower by $85 million ($0.11 per diluted share).

Revenues

In millions, unless otherwise indicated	Year ended December 31,	2016	2015	% Change	% Change at constant currency
Rail freight revenues		$11,326	$11,905	(5%)	(7%)
Other revenues		711	706	1%	(1%)
Total revenues		$12,037	$12,611	(5%)	(7%)
Rail freight revenues
Petroleum and chemicals		$2,174	$2,442	(11%)	(13%)
Metals and minerals		1,218	1,437	(15%)	(17%)
Forest products		1,797	1,728	4%	1%
Coal		434	612	(29%)	(30%)
Grain and fertilizers		2,098	2,071	1%	-
Intermodal		2,846	2,896	(2%)	(3%)
Automotive		759	719	6%	3%
Total rail freight revenues		$11,326	$11,905	(5%)	(7%)
Revenue ton miles (RTMs) (millions)		214,327	224,710	(5%)	(5%)
Rail freight revenue/RTM (cents)		5.28	5.30	-	(2%)
Carloads (thousands)		5,205	5,485	(5%)	(5%)
Rail freight revenue/carload (dollars)		2,176	2,170	-	(2%)

Revenues for the year ended December 31, 2016, totaled $12,037 million compared to $12,611 million in 2015. The decrease of $574 million, or 5%, was mainly attributable to lower volumes of crude oil, coal, and frac sand; as well as lower applicable fuel surcharge rates. These factors were partly offset by the positive translation impact of the weaker Canadian dollar and freight rate increases. Fuel surcharge revenues decreased by $316 million in 2016, mainly as a result of lower applicable fuel surcharge rates.
In 2016, RTMs declined by 5% relative to 2015. Rail freight revenue per RTM remained flat when compared to 2015, mainly driven by lower applicable fuel surcharge rates and an increase in the average length of haul; offset by the positive translation impact of a weaker Canadian dollar and freight rate increases.

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Management's Discussion and Analysis

Petroleum and chemicals
	Year ended December 31,	2016	2015	% Change	% Change at constant currency
Revenues (millions)		$2,174	$2,442	(11%)	(13%)
RTMs (millions)		43,395	51,103	(15%)	(15%)
Revenue/RTM (cents)		5.01	4.78	5%	2%
Carloads (thousands)		599	640	(6%)	(6%)

For the year ended December 31, 2016, revenues for this commodity group decreased by $268 million, or 11%, when compared to 2015. The decrease was mainly due to lower shipments of crude oil due to increased pipeline capacity, and reduced shipments of sulfur; as well as lower applicable fuel surcharge rates. These factors were partly offset by the positive translation impact of a weaker Canadian dollar; higher volumes of refined petroleum products; and freight rate increases.
Revenue per RTM increased by 5% in 2016, mainly due to a decrease in the average length of haul, the positive translation impact of a weaker Canadian dollar, and freight rate increases, partly offset by lower applicable fuel surcharge rates.

Metals and minerals
	Year ended December 31,	2016	2015	% Change	% Change at constant currency
Revenues (millions)		$1,218	$1,437	(15%)	(17%)
RTMs (millions)		20,233	21,828	(7%)	(7%)
Revenue/RTM (cents)		6.02	6.58	(9%)	(11%)
Carloads (thousands)		807	886	(9%)	(9%)

For the year ended December 31, 2016, revenues for this commodity group decreased by $219 million, or 15%, when compared to 2015. The decrease was mainly due to decreased shipments of energy-related commodities including frac sand, drilling pipe, and semi-finished steel products; and lower applicable fuel surcharge rates, partly offset by the positive translation impact of a weaker Canadian dollar.
Revenue per RTM decreased by 9% in 2016, mainly due to an increase in the average length of haul and lower applicable fuel surcharge rates, partly offset by the positive translation impact of a weaker Canadian dollar.

Forest products
	Year ended December 31,	2016	2015	% Change	% Change at constant currency
Revenues (millions)		$1,797	$1,728	4%	1%
RTMs (millions)		31,401	30,097	4%	4%
Revenue/RTM (cents)		5.72	5.74	-	(3%)
Carloads (thousands)		440	441	-	-

For the year ended December 31, 2016, revenues for this commodity group increased by $69 million, or 4%, when compared to 2015. The increase was mainly due to higher shipments of lumber and panels to the U.S. due to continued improvement in the U.S. housing market; freight rate increases; and the positive translation impact of a weaker Canadian dollar. These factors were partly offset by lower applicable fuel surcharge rates and decreased shipments of paper products amidst weak market conditions.
Revenue per RTM remained flat in 2016, mainly due to lower applicable fuel surcharge rates and an increase in the average length of haul, offset by the positive translation impact of a weaker Canadian dollar and freight rate increases.

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Management's Discussion and Analysis

Coal
	Year ended December 31,	2016	2015	% Change	% Change at constant currency
Revenues (millions)		$434	$612	(29%)	(30%)
RTMs (millions)		11,032	15,956	(31%)	(31%)
Revenue/RTM (cents)		3.93	3.84	2%	1%
Carloads (thousands)		333	438	(24%)	(24%)

For the year ended December 31, 2016, revenues for this commodity group decreased by $178 million, or 29%, when compared to 2015. The decrease was mainly due to lower volumes of thermal coal to U.S. coal-fired utilities, continued global oversupply impacting export shipments of thermal coal via the U.S. Gulf Coast and metallurgical coal via west coast ports; as well as lower applicable fuel surcharge rates. These factors were partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.
Revenue per RTM increased by 2% in 2016, mainly due to a decrease in the average length of haul, freight rate increases, and the positive translation impact of a weaker Canadian dollar, partly offset by lower applicable fuel surcharge rates.

Grain and fertilizers
	Year ended December 31,	2016	2015	% Change	% Change at constant currency
Revenues (millions)		$2,098	$2,071	1%	-
RTMs (millions)		51,485	50,001	3%	3%
Revenue/RTM (cents)		4.07	4.14	(2%)	(3%)
Carloads (thousands)		602	607	(1%)	(1%)

For the year ended December 31, 2016, revenues for this commodity group increased by $27 million, or 1%, when compared to 2015. The increase was mainly due to higher volumes of Canadian oilseeds and oilseed products, and higher export volumes of U.S. soybeans and corn; the positive translation impact of a weaker Canadian dollar; and freight rate increases. These factors were partly offset by lower volumes of Canadian wheat and lower applicable fuel surcharge rates.
Revenue per RTM decreased by 2% in 2016, mainly due to an increase in the average length of haul and lower applicable fuel surcharge rates, partly offset by the positive translation impact of a weaker Canadian dollar and freight rate increases.

Intermodal
	Year ended December 31,	2016	2015	% Change	% Change at constant currency
Revenues (millions)		$2,846	$2,896	(2%)	(3%)
RTMs (millions)		53,056	52,144	2%	2%
Revenue/RTM (cents)		5.36	5.55	(3%)	(5%)
Carloads (thousands)		2,163	2,232	(3%)	(3%)

For the year ended December 31, 2016, revenues for this commodity group decreased by $50 million, or 2%, when compared to 2015. The decrease was mainly due to lower applicable fuel surcharge rates and decreased international volumes via the Port of Vancouver. These factors were partly offset by increased international volumes via the Port of Halifax, and higher domestic retail volumes in the industrial and grocery products segments; freight rate increases; and the positive translation impact of a weaker Canadian dollar.
Revenue per RTM decreased by 3% in 2016, mainly due to lower applicable fuel surcharge rates, partly offset by the positive translation impact of a weaker Canadian dollar and freight rate increases.

19    CN | 2017 Annual Report

Management's Discussion and Analysis

Automotive
	Year ended December 31,	2016	2015	% Change	% Change at constant currency
Revenues (millions)		$759	$719	6%	3%
RTMs (millions)		3,725	3,581	4%	4%
Revenue/RTM (cents)		20.38	20.08	1%	(1%)
Carloads (thousands)		261	241	8%	8%

For the year ended December 31, 2016, revenues for this commodity group increased by $40 million, or 6%, when compared to 2015. The increase was mainly due to higher volumes of domestic finished vehicle traffic and increased finished vehicle imports via the Port of Halifax; the positive translation impact of a weaker Canadian dollar; and freight rate increases. These factors were partly offset by lower applicable fuel surcharge rates.
Revenue per RTM increased by 1% in 2016, mainly due to a decrease in the average length of haul, the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by lower applicable fuel surcharge rates.

Other revenues
	Year ended December 31,	2016	2015	% Change	% Change at constant currency
Revenues (millions)		$711	$706	1%	(1%)

For the year ended December 31, 2016, Other revenues increased by $5 million, or 1%, when compared to 2015, mainly due to higher revenues from automotive logistic services and the positive translation impact of a weaker Canadian dollar, partly offset by lower revenues from freight forwarding and docks.

Operating expenses
Operating expenses for the year ended December 31, 2016 amounted to $6,725 million compared to $7,345 million in 2015. The decrease of $620 million, or 8%, in 2016 was mainly due to lower costs resulting from operating productivity gains, including cost-management initiatives and decreased volumes of traffic; lower pension expense; and lower fuel prices, partly offset by the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses.
				% Change	% Change at constant currency
In millions	Year ended December 31,	2016	2015
Labor and fringe benefits		$2,119	$2,406	12%	13%
Purchased services and material		1,592	1,729	8%	9%
Fuel		1,051	1,285	18%	20%
Depreciation and amortization		1,225	1,158	(6%)	(4%)
Equipment rents		375	373	(1%)	3%
Casualty and other		363	394	8%	11%
Total operating expenses		$6,725	$7,345	8%	10%

Labor and fringe benefits
Labor and fringe benefits expense decreased by $287 million, or 12%, in 2016 when compared to 2015. The decrease was primarily a result of a lower average headcount due to lower volumes of traffic and increased productivity, and lower pension expense, partly offset by the negative translation impact of the weaker Canadian dollar.

Purchased services and material
Purchased services and material expense decreased by $137 million, or 8%, in 2016 when compared to 2015. The decrease was mainly due to lower repairs and maintenance costs, resulting from lower volumes of traffic and cost-management initiatives, as well as favorable winter conditions in the first quarter, and lower accident costs. The decrease was partly offset by the negative translation impact of the weaker Canadian dollar.

20    CN | 2017 Annual Report

Management's Discussion and Analysis

Fuel
Fuel expense decreased by $234 million, or 18%, in 2016 when compared to 2015. The decrease was primarily due to lower fuel prices, lower volumes of traffic, and productivity gains, partly offset by the negative translation impact of the weaker Canadian dollar.

Depreciation and amortization
Depreciation and amortization expense increased by $67 million, or 6%, in 2016 when compared to 2015. The increase was mainly due to net capital additions and the negative translation impact of the weaker Canadian dollar, partly offset by the net favorable impact of depreciation studies.

Equipment rents
Equipment rents expense increased by $2 million, or 1%, in 2016 when compared to 2015. The increase was primarily due to higher costs for the use of locomotives from other railroads, and the negative translation impact of the weaker Canadian dollar, partly offset by lower car and equipment lease expenses.

Casualty and other
Casualty and other expense decreased by $31 million, or 8%, in 2016 when compared to 2015. The decrease was mainly due to lower accident costs, and the favorable impacts of a legal settlement and an insurance recovery, partly offset by a bad debt provision related to the bankruptcy of an international intermodal customer, an increase in U.S. personal injury and other claims pursuant to a recent actuarial study, an increase in property taxes and the negative translation impact of the weaker Canadian dollar.

Other income and expenses
Interest expense
In 2016, interest expense was $480 million compared to $439 million in 2015. The increase was mainly due to a higher level of debt and the negative translation impact of the weaker Canadian dollar on US dollar-denominated interest expense.

Other income
In 2016, the Company recorded other income of $95 million compared to $47 million in 2015. Included in Other income for 2016 was a gain on disposal of the Viaduc du Sud of $76 million.

Income tax expense
The Company recorded income tax expense of $1,287 million for the year ended December 31, 2016, compared to $1,336 million in 2015. Included in the 2016 figure was deferred income tax expense of $7 million resulting from the enactment of a higher provincial corporate income tax rate. Included in the 2015 figure was a deferred income tax expense of $42 million resulting from the enactment of a higher provincial corporate income tax rate.
The effective tax rate for 2016 was 26.1% compared to 27.4% in 2015. Excluding the net deferred income tax expense of $7 million and $42 million in 2016 and 2015, respectively, the effective tax rate for 2016 was 26.0% compared to 26.5% in 2015. The decrease in the effective tax rate was primarily due to the impact of a lower proportion of the Company's pre-tax income being earned in higher tax rate jurisdictions.

21    CN | 2017 Annual Report

Management's Discussion and Analysis

Summary of quarterly financial data

	2017 Quarters				2016 Quarters
In millions, except per share data	Fourth (1)	Third (2)	Second (3)	First (4)	Fourth (5)	Third	Second (6)	First
Revenues	$3,285	$3,221	$3,329	$3,206	$3,217	$3,014	$2,842	$2,964
Operating income	$1,301	$1,459	$1,495	$1,303	$1,395	$1,407	$1,293	$1,217
Net income	$2,611	$958	$1,031	$884	$1,018	$972	$858	$792
Basic earnings per share	$3.50	$1.28	$1.36	$1.16	$1.33	$1.26	$1.10	$1.01
Diluted earnings per share	$3.48	$1.27	$1.36	$1.16	$1.32	$1.25	$1.10	$1.00
Dividends per share	$0.4125	$0.4125	$0.4125	$0.4125	$0.3750	$0.3750	$0.3750	$0.3750

(1)
Included in Net income was a deferred income tax recovery of $1,764 million that resulted from the enactment of the U.S. Tax Reform and a deferred income tax expense of $50 million that resulted from the enactment of higher provincial corporate income tax rates.

(2)	Included in Net income was a deferred income tax expense of $31 million that resulted from the enactment of a higher state corporate income tax rate.
(3)	Included in Net income was a deferred income tax recovery of $18 million that resulted from the enactment of a lower provincial corporate income tax rate.
(4)	Included in Net income was a deferred income tax recovery of $5 million that resulted from the enactment of a lower provincial corporate income tax rate.
(5)	Included in Net income was a gain on disposal of the Viaduc du Sud of $76 million, or $66 million after-tax, which was recorded in Other income.
(6)	Included in Net income was a deferred income tax expense of $7 million that resulted from the enactment of a higher provincial corporate income tax rate.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section entitled Business risks of this MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

Summary of fourth quarter 2017

Fourth quarter 2017 net income was $2,611 million, an increase of $1,593 million, or 156%, when compared to the same period in 2016, and diluted earnings per share increased by 164% to $3.48. The increase was mainly due to a deferred income tax recovery of $1,764 million ($2.35 per diluted share) resulting from the enactment of the U.S. Tax Reform.
Operating income for the quarter ended December 31, 2017 decreased by $94 million, or 7%, to $1,301 million, when compared to the same period in 2016. The decrease mainly reflects higher costs from increased volumes and higher fuel prices, which were partly offset by increased revenues from higher volumes, freight rate increases and higher applicable surcharge rates. The operating ratio was 60.4% in the fourth quarter of 2017 compared to 56.6% in the fourth quarter of 2016. Higher fuel prices had a 1.0-point impact on the increase for the quarter.
Revenues for the fourth quarter of 2017 increased by $68 million, or 2%, to $3,285 million, when compared to the same period in 2016. The increase was mainly attributable to higher international container traffic via the ports of Prince Rupert and Vancouver, and increased volumes of frac sand; freight rate increases; and higher applicable fuel surcharge rates. These factors were partly offset by the negative translation impact of a stronger Canadian dollar; lower export volumes of U.S. soybeans and reduced shipments of crude oil. Fuel surcharge revenues increased by $52 million in the fourth quarter of 2017, mainly due to higher applicable fuel surcharge rates.
Operating expenses for the fourth quarter of 2017 increased by $162 million, or 9%, to $1,984 million, when compared to the same period in 2016. The increase was primarily due to higher costs from increased volumes, challenging operating conditions, including harsh early winter weather, and higher fuel prices, partly offset by the positive translation impact of a stronger Canadian dollar.

22    CN | 2017 Annual Report

Management's Discussion and Analysis

Financial position

The following tables provide an analysis of the Company's balance sheet as at December 31, 2017 as compared to 2016. Assets and liabilities denominated in US dollars have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2017 and 2016, the foreign exchange rates were $1.2571 and $1.3427 per US$1.00, respectively.

In millions	December 31,	2017	2016	Foreign exchange impact	Variance excluding foreign exchange	Explanation of variance, other than foreign exchange impact
Total assets		$37,629	$37,057	$(1,104)	$1,676
Variance mainly due to:
Properties		34,189	33,755	(1,053)	1,487	Increase primarily due to gross property additions of $2,703 million, partly offset by depreciation of $1,281 million.
Pension asset		994	907	-	87	Increase primarily due to higher actual returns partly offset by the decrease in the year-end discount rate from 3.81% in 2016 to 3.51% in 2017.
Total liabilities		$20,973	$22,216	$(910)	$(333)
Variance mainly due to:
Deferred income taxes		6,953	8,473	(312)	(1,208)
Decrease primarily due to deferred income tax recovery of $1,195 million, recorded in Net income, mostly attributable to the U.S. Tax Reform, partly offset by deferred income tax expense on new temporary differences generated during the year.

Pension and other postretirement benefits		699	694	(12)	17	Increase primarily due to the decrease in the year-end discount rate from 3.81% in 2016 to 3.51% in 2017.
Total long-term debt, including the current portion		10,828	10,937	(609)	500
Increase primarily due to issuance of notes of $493 million, proceeds from accounts receivable securitization program of $423 million and net issuance of commercial paper of $379 million, partly offset by repayment of notes of $635 million and debt related to capital leases of $206 million.

In millions	December 31,	2017	2016		Variance	Explanation of variance
Total shareholders' equity		$16,656	$14,841		$1,815
Variance mainly due to:
Additional paid-in capital		242	364		(122)	Decrease primarily due to the settlement of equity settled awards.
Accumulated other comprehensive loss		(2,784)	(2,358)		(426)
Increase in comprehensive loss due to after-tax amounts of $264 million from net foreign exchange losses, and $162 million resulting from actuarial loss arising during the year and amortization of net actuarial loss and prior service costs for the Company's defined benefit pension and other postretirement benefit plans.

Retained earnings		15,586	13,242		2,344	Increase due to current year net income of $5,484 million, partly offset by share repurchases of $1,898 million and dividends paid of $1,239 million.

23    CN | 2017 Annual Report

Management's Discussion and Analysis

Liquidity and capital resources

The Company's principal source of liquidity is cash generated from operations, which is supplemented by borrowings in the money markets and capital markets. To meet its short-term liquidity needs, the Company has access to various financing sources, including an unsecured revolving credit facility, commercial paper programs, and an accounts receivable securitization program. In addition to these sources, the Company can issue debt securities to meet its longer-term liquidity needs. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of meeting its financing requirements.
The Company's primary uses of funds are for working capital requirements, including income tax installments, pension contributions, and contractual obligations; capital expenditures relating to track infrastructure and other; acquisitions; dividend payouts; and share repurchases. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and pursue strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders; and as part of its financing strategy, the Company regularly reviews its optimal capital structure, cost of capital, and the need for additional debt financing.
The Company has a working capital deficit, which is considered common in the rail industry because it is capital-intensive, and not an indication of a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity to manage its day-to-day cash requirements and current obligations. As at December 31, 2017 and 2016, the Company had Cash and cash equivalents of $70 million and $176 million, respectively; Restricted cash and cash equivalents of $483 million and $496 million, respectively; and a working capital deficit of $1,793 million and $901 million, respectively. The working capital deficit increased by $892 million in 2017 as accounts receivable securitization and commercial paper borrowings along with higher Accounts payable and other increased Total current liabilities, partly offset by higher Accounts receivable in Total current assets. The cash and cash equivalents pledged as collateral for a minimum term of one month pursuant to the Company's bilateral letter of credit facilities are recorded as Restricted cash and cash equivalents. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.
The Company's U.S. and other foreign subsidiaries maintain sufficient cash to meet their respective operational requirements. If the Company should require more liquidity in Canada than is generated by its domestic operations, the Company could decide to repatriate funds associated with undistributed earnings of its foreign operations, including its U.S. and other foreign subsidiaries. The impact on liquidity resulting from the repatriation of funds held outside Canada would not be significant as such repatriation of funds would not cause significant tax implications to the Company under the tax laws of Canada and the U.S. and other foreign tax jurisdictions, and the tax treaties currently in effect between them.
The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations. The Company is not aware of any trends or expected fluctuations in its liquidity that would impact its ongoing operations or financial condition as of the date of this MD&A.

Available financing sources
Shelf prospectus and registration statement
On January 24, 2018, the Company filed a preliminary shelf prospectus with Canadian securities regulators, pursuant to which CN may issue up to an aggregate amount of $6.0 billion of debt securities over a 25-month period. The final shelf prospectus and the corresponding U.S. registration statement are expected to be filed in early February 2018, and will replace CN's existing shelf prospectus and registration statement that expire on February 6, 2018. CN expects to use net proceeds from the sale of debt securities under the shelf prospectus and registration statement for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions, and other business opportunities.
On August 1, 2017, under its existing shelf prospectus and registration statement, the Company issued $500 million of debt securities in the Canadian capital markets. The Company's existing shelf prospectus and registration statement have remaining capacity of $3,966 million.
       The Company's access to long-term funds in the debt capital markets depends on its credit ratings and market conditions. The Company believes that it continues to have access to the long-term debt capital markets. If the Company were unable to borrow funds at acceptable rates in the long-term debt capital markets, the Company could borrow under its revolving credit facility, draw down on its accounts receivable securitization program, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business.

24    CN | 2017 Annual Report

Management's Discussion and Analysis

Revolving credit facility
On March 15, 2017, the Company's revolving credit facility agreement was amended to extend the maturity date of the credit facility by one year. The credit facility of $1.3 billion consists of a tranche for $420 million maturing on May 5, 2020 and a tranche for $880 million maturing on May 5, 2022. The credit facility agreement includes an accordion feature, which provides for an additional $500 million subject to the consent of individual lenders. The credit facility is available for general corporate purposes, including backstopping the Company's commercial paper programs.
 As at December 31, 2017 and December 31, 2016, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the years ended December 31, 2017 and 2016.

Commercial paper
The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $1.3 billion, or the US dollar equivalent, on a combined basis. The commercial paper programs, which are subject to market rates in effect at the time of financing, provide the Company with a flexible financing alternative at a low cost, and can be used for general corporate purposes. The cost of commercial paper and access to the commercial paper market in Canada and the U.S. are dependent on credit ratings and market conditions. If the Company were to lose access to its commercial paper program for an extended period of time, the Company could rely on its $1.3 billion revolving credit facility to meet its short-term liquidity needs.
As at December 31, 2017, the Company had total commercial paper borrowings of US$760 million ($955 million) (2016 - US$451 million ($605 million)) presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program
The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million expiring on February 1, 2019. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes by the unrelated trusts.
The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month and is renewed at market rates in effect. Subject to customary indemnifications, each trust's recourse is limited to the accounts receivable transferred.
The Company is subject to customary credit rating requirements, which if not met, could result in termination of the program. The necessary credit rating requirements have been met as of the date of this MD&A. The Company is also subject to customary reporting requirements for which failure to perform could also result in termination of the program. The Company monitors the reporting requirements and is currently not aware of any trends, events or conditions that could cause such termination.
The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing including its revolving credit facility and commercial paper program, and/or access to capital markets.
As at December 31, 2017, the Company had accounts receivable securitization borrowings of $421 million (2016 - $nil), consisting of $320 million and US$80 million ($101 million), presented in Current portion of long-term debt on the Consolidated Balance Sheets. These borrowings are secured by and limited to $476 million of accounts receivable.

Bilateral letter of credit facilities
The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 15, 2017, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2020. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under the agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued.
As at December 31, 2017, the Company had outstanding letters of credit of $394 million (2016 - $451 million) under the committed facilities from a total available amount of $437 million (2016 - $508 million) and $136 million (2016 - $68 million) under the uncommitted facilities.
 As at December 31, 2017, included in Restricted cash and cash equivalents was $400 million (2016 - $426 million) and $80 million (2016 - $68 million) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Additional information relating to the Company's financing sources is provided in Note 10 – Long-term debt to the Company's 2017 Annual Consolidated Financial Statements.

25    CN | 2017 Annual Report

Management's Discussion and Analysis

Credit ratings
The Company's ability to access funding in the debt capital markets and the cost and amount of funding available depends in part on its credit ratings. Rating downgrades could limit the Company's access to the capital markets, or increase its borrowing costs.
The following table provides the credit ratings that CN has received from credit rating agencies as of the date of this MD&A:

	Long-term debt rating	Commercial paper rating
Dominion Bond Rating Service	A	R-1 (low)
Moody's Investors Service	A2	P-1
Standard & Poor's	A	A-1

These credit ratings are not recommendations to purchase, hold, or sell the securities referred to above. Ratings may be revised or withdrawn at any time by the credit rating agencies. Each credit rating should be evaluated independently of any other credit rating.

Cash flows

In millions	Year ended December 31,	2017	2016	Variance
	Net cash provided by operating activities	$5,516	$5,202	$314
	Net cash used in investing activities (1)	(2,738)	(2,682)	(56)
	Net cash used in financing activities	(2,895)	(2,539)	(356)
	Effect of foreign exchange fluctuations on US dollar-denominated cash, cash equivalents,
	restricted cash, and restricted cash equivalents	(2)	15	(17)
	Net increase in cash, cash equivalents, restricted cash, and restricted cash equivalents (1)	(119)	(4)	(115)
	Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period (1)	672	676	(4)
	Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period (1)	$553	$672	$(119)

	(1)
The Company adopted Accounting Standards Update 2016-18 in the first quarter of 2017 on a retrospective basis. Comparative balances have been reclassified to conform to the current presentation. Additional information is provided in the section of this MD&A entitled Recent accounting pronouncements.

Operating activities
Net cash provided by operating activities increased by $314 million in 2017 due to favorable changes in operating assets and liabilities mainly as a result of an increase in Accounts payable and other.

Pension contributions
The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations. Pension contributions for the year ended December 31, 2017 and 2016 of $115 million and $162 million, respectively, primarily represent contributions to the CN Pension Plan, for the current service cost as determined under the Company's current actuarial valuations for funding purposes and voluntary contributions to the U.S. qualified defined benefit plans. The Company expects to make total cash contributions of approximately $120 million for all pension plans in 2018.
See the section of this MD&A entitled Critical accounting estimates – Pensions and other postretirement benefits for additional information pertaining to the funding of the Company's pension plans. Additional information relating to the pension plans is provided in Note 12 – Pensions and other postretirement benefits to the Company's 2017 Annual Consolidated Financial Statements.

Income tax payments
The Company is required to make scheduled installment payments as prescribed by the tax authorities. In Canada, the Company's domestic jurisdiction, tax installments in a given year are generally based on the prior year's taxable income whereas in the U.S., the Company's predominant foreign jurisdiction, they are based on forecasted taxable income of the current year.
In 2017, net income tax payments were $712 million (2016 - $653 million). The increase was mainly due to higher required U.S. instalments in 2017.
In 2018, the Company's net income tax payments are expected to be approximately $750 million. Income tax payments in Canada are expected to be higher, whereas U.S. income tax payments are expected to be lower as a result of the enactment of the U.S. Tax Reform. Future regulations and interpretations issued by U.S. authorities could further impact the Company's estimated income tax payments. Please refer to the section of this MD&A entitled Strategy overview – 2017 Highlights – U.S. Tax Cuts and Jobs Act for additional information about the U.S. Tax Reform.

26    CN | 2017 Annual Report

Management's Discussion and Analysis

Investing activities
Net cash used in investing activities increased by $56 million in 2017, mainly as a result of less proceeds received from the disposal of property in the current year, partly offset by lower property additions.

Property additions
In millions	Year ended December 31,	2017	2016
Track and roadway (1)		$1,927	$1,834
Rolling stock		226	494
Buildings		70	85
Information technology		290	176
Other		190	163
Gross property additions		2,703	2,752
Less: Capital leases		30	57
Property additions (2)		$2,673	$2,695

(1)
In 2017, approximately 80% (2016 - 80%) of the Track and roadway property additions were incurred to renew the basic infrastructure. Costs relating to normal repairs and maintenance of Track and roadway properties are expensed as incurred, and amounted to approximately 12% of the Company's total operating expenses in 2017 (2016 - 13%).

(2)	Includes $417 million and $313 million associated with the U.S. federal government legislative PTC implementation in 2017 and 2016, respectively.

2018 Capital expenditure program
The Company expects to invest approximately $3.2 billion in its capital program, which will be financed with cash generated from operations, as outlined below:
·
$1.6 billion on track and railway infrastructure maintenance to support safe and efficient operations; including the replacement of rail and ties, bridge improvements, as well as other general track maintenance;

·
$0.8 billion on initiatives to increase capacity and enable growth, such as track infrastructure expansion; investments in yards and intermodal terminals; and on information technology to improve safety performance, operational efficiency and customer service;

·	$0.4 billion associated with the U.S. federal government legislative PTC implementation; and
·
$0.4 billion on equipment capital expenditures, allowing the Company to tap growth opportunities and improve the quality of the fleet, and in order to handle expected traffic increase and improve operational efficiency, CN expects to take delivery of 60 new high-horsepower locomotives.

In order to complete the implementation of PTC, the Company expects to continue incurring significant implementation costs beyond 2018. The Company now estimates that total PTC capital expenditures will be approximately US$1.4 billion, of which US$0.8 billion had been spent as of December 31, 2017. See the section of this MD&A entitled Business risks – Safety regulation – U.S. for additional information relating to PTC.

Disposal of property
In 2017, there were no significant disposals of property. In 2016, cash flows included cash proceeds of $85 million before transaction costs from the disposal of the Viaduc du Sud.  Additional information relating to disposals of property is provided in Note 3 – Other income to the Company's 2017 Annual Consolidated Financial Statements.

Financing activities
Net cash used in financing activities increased by $356 million in 2017, due to lower long-term debt issuances in the current year and an increase in dividend payments, partly offset by a higher net issuance of commercial paper.

Debt financing activities
Debt financing activities in 2017 included the following:
·	On November 15, 2017, repayment of US$250 million ($318 million) 5.85% Notes due 2017 upon maturity;
·	On November 14, 2017, repayment of US$250 million ($317 million) Floating Rate Notes due 2017 upon maturity;
·	On August 1, 2017, issuance of $500 million 3.60% Notes due 2047 in the Canadian capital markets, which resulted in net proceeds of $493 million;
·	Proceeds from the accounts receivable securitization program of $423 million;
·	Net issuance of commercial paper of $379 million; and
·	Repayment of debt related to capital leases of $206 million.

27    CN | 2017 Annual Report

Management's Discussion and Analysis

Debt financing activities in 2016 included the following:
·	On December 15, 2016, repayment of US$300 million ($398 million) 1.45% Notes due 2016 upon maturity;
·	On August 2, 2016, issuance of US$650 million ($848 million) 3.20% Notes due 2046 in the U.S. capital markets, which resulted in net proceeds of $832 million;
·	On June 1, 2016, repayment of US$250 million ($328 million) 5.80% Notes due 2016 upon maturity;
·	On February 23, 2016, issuance of US$500 million ($686 million) 2.75% Notes due 2026 in the U.S. capital markets, which resulted in net proceeds of $677 million;
·	Repayment of debt related to capital leases of $229 million; and
·	Net issuance of commercial paper of $137 million.

Cash obtained from the issuance of debt in 2017 and 2016 was used for general corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases. Additional information relating to the Company's outstanding debt securities is provided in Note 10 – Long-term debt to the Company's 2017 Annual Consolidated Financial Statements.

Repurchase of common shares
The Company may repurchase shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 31.0 million common shares between October 30, 2017 and October 29, 2018. The Company's NCIB notice may be found online on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov through EDGAR. A printed copy may be obtained by contacting the Corporate Secretary's Office.
Previous NCIBs allowed for the repurchase of up to 33.0 million common shares between October 30, 2016 and October 29, 2017, and up to 33.0 million common shares between October 30, 2015 and October 29, 2016.
The following table provides the information related to the share repurchases for the years ended December 31, 2017, 2016 and 2015:

						Total program
In millions, except per share data	Year ended December 31,	2017	2016	2015
October 2017 - October 2018 NCIB
Number of common shares (1)		2.9	N/A	N/A		2.9
Weighted-average price per share (2)		$102.40	N/A	N/A		$102.40
Amount of repurchase		$293	N/A	N/A		$293
October 2016 - October 2017 NCIB
Number of common shares (1)		17.5	3.5	N/A		21.0
Weighted-average price per share (2)		$97.60	$84.06	N/A		$95.35
Amount of repurchase		$1,707	$293	N/A		$2,000
October 2015 - October 2016 NCIB
Number of common shares (1)		N/A	22.9	5.8		28.7
Weighted-average price per share (2)		N/A	$74.60	$70.44		$73.76
Amount of repurchase		N/A	$1,707	$410		$2,117
Total for the year
Number of common shares (1)		20.4	26.4	23.3	(4)
Weighted-average price per share (2)		$98.27	$75.85	$75.20	(4)
Amount of repurchase (3)		$2,000	$2,000	$1,750	(4)

(1)
Includes repurchases of common shares in the first and second quarters of 2017, each quarter of 2016 and the first, third and fourth quarters of 2015, pursuant to private agreements between the Company and arm's-length third-party sellers.

(2)	Includes brokerage fees where applicable.
(3)	Includes settlements in subsequent periods.
(4)
Includes 2015 repurchases from the October 2014 - October 2015 NCIB, which consisted of 17.5 million common shares, a weighted-average price per share of $76.79 and an amount of repurchase of $1,340 million.

28    CN | 2017 Annual Report

Management's Discussion and Analysis

Share Trusts
The Company's Employee Benefit Plan Trusts ("Share Trusts") purchase common shares on the open market, which are used to deliver common shares under the Share Units Plan. Additional information relating to the share purchases and share settlements by Share Trusts is provided in Note 13 – Share capital to the Company's 2017 Annual Consolidated Financial Statements.
The following table provides the information related to the share purchases and settlements by Share Trusts for the years ended December 31, 2017, 2016 and 2015.

In millions, except per share data	Year ended December 31,	2017	2016	2015
Share purchases by Share Trusts
Number of common shares		0.5	0.7	1.4
Weighted-average price per share (1)		$102.17	$84.99	$73.31
Amount of purchase		$55	$60	$100
Share settlements by Share Trusts
Number of common shares		0.3	0.3	-
Weighted-average price per share		$77.99	$73.31	$-
Amount of settlement		$24	$23	$-

(1)	Includes brokerage fees where applicable.

Dividends paid
During 2017, the Company paid quarterly dividends of $0.4125 per share amounting to $1,239 million compared to $1,159 million, at the rate of $0.3750 per share, in 2016. For 2018, the Company's Board of Directors approved an increase of 10% to the quarterly dividend to common shareholders, from $0.4125 per share in 2017 to $0.4550 per share in 2018.

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations for the following items as at December 31, 2017:

In millions	Total	2018	2019	2020	2021	2022	2023 & thereafter
Debt obligations (1)	$10,670	$2,036	$684	$-	$747	$308	$6,895
Interest on debt obligations	7,040	430	382	363	360	342	5,163
Capital lease obligations (2)	241	52	17	21	12	7	132
Operating lease obligations	561	139	109	77	59	38	139
Purchase obligations (3)	2,170	1,164	364	287	84	84	187
Other long-term liabilities (4)	725	73	41	63	48	38	462
Total contractual obligations	$21,407	$3,894	$1,597	$811	$1,310	$817	$12,978

(1)	Presented net of unamortized discounts and debt issuance costs and excludes capital lease obligations.
(2)	Includes $158 million of minimum lease payments and $83 million of imputed interest at rates ranging from 1.0% to 6.8%.
(3)
Includes fixed price commitments for locomotives, rail, railroad ties, other equipment and services, as well as outstanding information technology service contracts and licenses. Also includes variable commitments for wheels based on forecasted volumes and fuel based on forecasted market prices.

(4)
Includes expected payments for workers' compensation, postretirement benefits other than pensions, net unrecognized tax benefits, environmental liabilities and pension obligations that have been classified as contractual settlement agreements.

29    CN | 2017 Annual Report

Management's Discussion and Analysis

Free cash flow
Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for the impact of major acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities as reported for the years ended December 31, 2017, 2016 and 2015, to free cash flow:

In millions	Year ended December 31,	2017	2016	2015
Net cash provided by operating activities		$5,516	$5,202	$5,140
Net cash used in investing activities (1)		(2,738)	(2,682)	(2,767)
Free cash flow		$2,778	$2,520	$2,373

(1)
As a result of the retrospective adoption of Accounting Standards Update 2016-18, in the first quarter of 2017, changes in restricted cash and cash equivalents are no longer classified as investing activities within the Consolidated Statement of Cash Flows and are no longer included as an adjustment in the Company's definition of free cash flow. There is no impact to free cash flow.

Adjusted debt-to-adjusted EBITDA multiple
Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the year ended December 31,	2017	2016	2015
Debt		$10,828	$10,937	$10,427
Adjustment: Present value of operating lease commitments (1)		478	533	607
Adjusted debt		$11,306	$11,470	$11,034
Net income		$5,484	$3,640	$3,538
Interest expense		481	480	439
Income tax expense (recovery)		(395)	1,287	1,336
Depreciation and amortization		1,281	1,225	1,158
EBITDA		6,851	6,632	6,471
Adjustments:
Other income		(12)	(95)	(47)
Deemed interest on operating leases		22	24	29
Adjusted EBITDA		$6,861	$6,561	$6,453
Adjusted debt-to-adjusted EBITDA multiple (times)		1.65	1.75	1.71

(1)	The operating lease commitments have been discounted using the Company's implicit interest rate for each of the periods presented.

All forward-looking statements discussed in this section are subject to risks and uncertainties and are based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

30    CN | 2017 Annual Report

Management's Discussion and Analysis

Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at December 31, 2017, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 16 – Major commitments and contingencies to the Company's 2017 Annual Consolidated Financial Statements.

Outstanding share data

As at January 31, 2018, the Company had 740.7 million common shares and 5.0 million stock options outstanding.

Financial instruments

Risk management
In the normal course of business, the Company is exposed to various risks from its use of financial instruments. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company's Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes.

Credit risk
Credit risk arises from cash and temporary investments, accounts receivable and derivative financial instruments. To manage credit risk associated with cash and temporary investments, the Company places these financial assets with governments, major financial institutions, or other creditworthy counterparties; and performs ongoing reviews of these entities. To manage credit risk associated with accounts receivable, the Company reviews the credit history of each new customer, monitors the financial condition and credit limits of its customers, and keeps the average daily sales outstanding within an acceptable range. The Company works with customers to ensure timely payments, and in certain cases, requires financial security, including letters of credit. CN also obtains credit insurance for certain high risk customers. Although the Company believes there are no significant concentrations of customer credit risk, economic conditions can affect the Company's customers and can result in an increase to the Company's credit risk and exposure to business failures of its customers. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company's results of operations, financial position or liquidity. The Company considers the risk due to the possible non-performance by its customers to be remote.
The Company has limited involvement with derivative financial instruments, however from time to time, it may enter into derivative financial instruments to manage its exposure to interest rates or foreign currency exchange rates. To manage the counterparty risk associated with the use of derivative financial instruments, the Company enters into contracts with major financial institutions that have been accorded investment grade ratings. Though the Company is exposed to potential credit losses due to non-performance of these counterparties, the Company considers this risk remote.

Liquidity risk
Liquidity risk is the risk that sufficient funds will not be available to satisfy financial obligations as they come due. In addition to cash generated from operations, which represents its principal source of liquidity, the Company manages liquidity risk by aligning other external sources of funds which can be obtained upon short notice, such as a revolving credit facility, commercial paper programs, and an accounts receivable securitization program. As well, the Company can issue debt securities in the Canadian and U.S. capital markets under its shelf prospectus and registration statement. The Company's access to long-term funds in the debt capital markets depends on its credit ratings and market conditions. The Company believes that its investment grade credit ratings contribute to reasonable access to capital markets. See the section of this MD&A entitled Liquidity and capital resources for additional information relating to the Company's available financing sources and its credit ratings.

31    CN | 2017 Annual Report

Management's Discussion and Analysis

Foreign currency risk
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and the US dollar affect the Company's revenues and expenses. To manage foreign currency risk, the Company designates US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in foreign operations. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated long-term debt into the Canadian dollar.
The Company also enters into foreign exchange forward contracts to manage its exposure to foreign currency risk. As at December 31, 2017, the Company had outstanding foreign exchange forward contracts with a notional value of US$887 million (2016 - US$1,035 million). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statements of Income as they occur. For the year ended December 31, 2017, the Company recorded a loss of $72 million (2016 - loss of $1 million; 2015 - gain of $61 million), related to foreign exchange forward contracts. These losses or gains were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recognized in Other income. As at December 31, 2017, Other current assets included an unrealized gain of $nil (2016 - $19 million) and Accounts payable and other included an unrealized loss of $19 million (2016 - $1 million), related to the fair value of outstanding foreign exchange forward contracts.
The estimated annual impact on net income of a one-cent change in the Canadian dollar relative to the US dollar is approximately $30 million.

Interest rate risk
The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company's long-term debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense.
To manage interest rate risk, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may use derivative instruments such as forward rate agreements. The Company does not currently hold any significant derivative instruments to manage its interest rate risk.
The estimated annual impact on net income of a one-percent change in the interest rate on floating rate debt is approximately $8 million.

Commodity price risk
The Company is exposed to commodity price risk related to purchases of fuel and the potential reduction in net income due to increases in the price of diesel. Fuel prices are impacted by geopolitical events, changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability.
The Company manages fuel price risk by offsetting the impact of rising fuel prices with the Company's fuel surcharge program. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is generally calculated using the average monthly price of On-Highway Diesel, and to a lesser extent West-Texas Intermediate crude oil.
While the Company's fuel surcharge program provides effective coverage, residual exposure remains given that fuel price risk cannot be completely managed due to timing and given the volatility in the market. As such, the Company may enter into derivative instruments to manage such risk when considered appropriate.

32    CN | 2017 Annual Report

Management's Discussion and Analysis

Fair value of financial instruments
The following table provides the valuation methods and assumptions used by the Company to estimate the fair value of financial instruments and their associated level within the fair value hierarchy:

Level 1 Quoted prices for identical instruments in active markets
The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.

Level 2 Significant inputs (other than quoted prices included in Level 1) are observable
The carrying amounts of Accounts receivable, Other current assets, and Accounts payable and other approximate fair value. The fair value of these financial instruments is not determined using quoted prices, but rather from market observable information. The fair value of derivative financial instruments used to manage the Company's exposure to foreign currency risk and included in Other current assets and Accounts payable and other is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.

The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. As at December 31, 2017, the Company's debt had a carrying amount of $10,828 million (2016 - $10,937 million) and a fair value of $12,164 million (2016 - $12,084 million).

Level 3 Significant inputs are unobservable
The carrying amounts of investments included in Intangible and other assets approximate fair value, with the exception of certain cost investments for which significant inputs are unobservable and fair value is estimated based on the Company's proportionate share of the underlying net assets. As at December 31, 2017, the Company's investments had a carrying amount of $73 million (2016 - $68 million) and a fair value of $225 million (2016 - $220 million).

Recent accounting pronouncements

The following recent Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) was adopted by the Company during the current year:

Standard	Description	Impact
ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash	Requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents.
The Company elected to early adopt the amendments of this ASU in the first quarter of 2017 on a retrospective basis. As a result of the adoption of this ASU, changes in restricted cash and cash equivalents are no longer classified as investing activities, and the Company's Consolidated Statements of Cash Flows now explain the change during the period in the total of cash, cash equivalents, restricted cash, and restricted cash equivalents.

33    CN | 2017 Annual Report

Management's Discussion and Analysis

The following recent ASUs issued by FASB have an effective date after December 31, 2017 and have not been adopted by the Company:

Standard (1)	Description	Impact	Effective date (2)
ASU 2017-07 Compensation –Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost
Requires employers that sponsor defined benefit pension plans and/or other postretirement benefit plans to report the service cost component in the same line item or items as other compensation costs. The other components of net periodic benefit cost are required to be presented in the statement of income separately from the service cost component and outside a subtotal of income from operations. The new guidance allows only the service cost component to be eligible for capitalization.

The guidance must be applied retrospectively for the presentation of the service cost component and other components of net periodic benefit cost in the statement of income and prospectively for the capitalization of the service cost component of net periodic benefit cost.

The amendments will affect the classification of the components of pension and postretirement benefit costs other than service cost which will be shown outside of income from operations in a separate caption in the Company's Consolidated Statements of Income.

Had the ASU been applicable for the year ended December 31, 2017, Operating income would have been reduced by approximately $315 million (2016 - $280 million; 2015 - $111 million) with a corresponding increase presented in a new caption below Operating income with no impact on Net income.

The guidance allowing only the service cost component to be eligible for capitalization is not expected to have a significant impact on the Company's Consolidated Financial Statements.

CN will adopt the requirements of the ASU effective January 1, 2018.
December 15, 2017. Early adoption is permitted.
ASU 2016-02, Leases (Topic 842)
Requires a lessee to recognize a right-of-use asset and a lease liability on the balance sheet for all leases greater than twelve months. The lessor accounting model under the new standard is substantially unchanged.

The new standard also requires additional qualitative and quantitative disclosures.

The guidance must be applied using the modified retrospective method.

The Company is evaluating the effects that the adoption of the standard will have on its Consolidated Financial Statements and related disclosures, systems, processes and internal controls.

The Company is implementing a new lease management system and has identified and begun implementing changes to processes and internal controls necessary to meet the reporting and disclosure requirements.

The Company is assessing contractual arrangements to see if they qualify as leases under the new standard and has already reviewed a significant portion of its commitments under operating leases. The Company expects that the standard will have a significant impact on its Consolidated Balance Sheets due to the recognition of new right-of-use assets and lease liabilities for leases currently classified as operating leases with a term over twelve months.

CN expects to adopt the requirements of the ASU effective January 1, 2019.
December 15, 2018. Early adoption is permitted.

34    CN | 2017 Annual Report

Management's Discussion and Analysis

Standard (1)	Description	Impact	Effective date (2)
ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and related amendments
The basis of the new standard is that an entity recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Additional disclosures will be required to assist users of financial statements understand the nature, amount, timing and uncertainty of revenues and cash flows arising from an entity's contracts.

The guidance can be applied using either the retrospective or modified retrospective transition method.

The Company completed its reviews of freight and other revenue contracts with customers and has concluded that there will be no impact on its Consolidated Financial Statements resulting from adoption of the new standard, other than for the new disclosure requirements.

The Company is finalizing required disclosures and has implemented changes to processes and internal controls necessary to meet the reporting and disclosure requirements.

The Company will adopt the new standard effective January 1, 2018, using the modified retrospective transition method applied to its contracts that were not completed as of that date.
December 15, 2017. Early adoption is permitted.

(1)
Other recently issued ASUs required to be applied for periods beginning on or after January 1, 2018 have been evaluated by the Company and will not have a significant impact on the Company's Consolidated Financial Statements.

(2)	Effective for annual and interim reporting periods beginning after the stated date.

Critical accounting estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims and environmental matters, require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements and, as such, are considered to be critical. The following information should be read in conjunction with the Company's 2017 Annual Consolidated Financial Statements and Notes thereto.
Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit Committee of the Company's Board of Directors. The Audit Committee has reviewed the Company's related disclosures.

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management's best estimate and may vary from actual taxable income.
On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, the available carryback and carryforward periods, and projected future taxable income in making this assessment. As at December 31, 2017, in order to fully realize all of the deferred income tax assets, the Company will need to generate future taxable income of approximately $1.8 billion, and, based upon the level of historical taxable income, projections of future taxable income over the periods in which the deferred income tax assets are deductible, and reversal of taxable temporary differences, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Management has assessed the impacts of the current economic environment, including the impacts of the U.S. Tax Reform enacted on December 22, 2017, and concluded there are no significant impacts to its assertions for the realization of deferred income tax assets. Please refer to the section of this MD&A entitled Strategy overview – 2017 Highlights – U.S. Tax Cuts and Jobs Act for additional information about the U.S. Tax Reform.

35    CN | 2017 Annual Report

Management's Discussion and Analysis

In addition, Canadian, or domestic, tax rules and regulations, as well as those relating to foreign jurisdictions, are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns. Tax benefits are recognized if it is more likely than not that the tax position will be sustained on examination by the taxation authorities. As at December 31, 2017, the total amount of gross unrecognized tax benefits was $74 million before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2017 was $69 million. If recognized, $26 million of the net unrecognized tax benefits as at December 31, 2017 would affect the effective tax rate. The Company believes that it is reasonably possible that approximately $7 million of the net unrecognized tax benefits as at December 31, 2017 related to various federal, state, and provincial income tax matters, each of which are individually insignificant, may be recognized over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations.
The Company's deferred income tax assets are mainly composed of temporary differences related to the pension liability, accruals for personal injury claims and other reserves, other postretirement benefits liability, and net operating losses and tax credit carryforwards. The Company's deferred income tax liabilities are mainly composed of temporary differences related to properties. These deferred income tax assets and liabilities are recorded at the enacted tax rates of the periods in which the related temporary differences are expected to reverse. As a result, fiscal budget changes and/or changes in income tax laws that affect a change in the timing, the amount, and/or the income tax rate at which the temporary difference components will reverse, could materially affect deferred income tax expense as recorded in the Company's results of operations. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company's results of operations. From time to time, the federal, provincial, and state governments enact new corporate income tax rates resulting in either lower or higher tax liabilities. A one-percentage-point change in the Canadian and U.S. statutory federal tax rate would have the effect of changing the deferred income tax expense by $156 million and $127 million in 2017, respectively.
The Company's estimates and assumptions are based on its analysis of the U.S. Tax Reform. Given the significant complexity of the U.S. Tax Reform, and the anticipated regulations and interpretive guidance from the U.S. authorities, the Company's estimates and assumptions used in calculating its income tax provisions may be impacted.
For the year ended December 31, 2017, the Company recorded an income tax recovery of $395 million, of which $1,195 million was a deferred income tax recovery. The deferred income tax recovery included a net recovery of $1,706 million resulting from the enactment of the U.S. Tax Reform, and changes to provincial and state corporate income tax rates. For the year ended December 31, 2016, the Company recorded total income tax expense of $1,287 million, of which $704 million was a deferred income tax expense which included a deferred income tax expense of $7 million resulting from the enactment of a higher provincial corporate income tax rate. For the year ended December 31, 2015, the Company recorded total income tax expense of $1,336 million, of which $600 million was a deferred income tax expense which included an income tax expense of $42 million resulting from the enactment of a higher provincial corporate income tax rate. The Company's net deferred income tax liability as at December 31, 2017 was $6,953 million (2016 - $8,473 million). Additional disclosures are provided in Note 4 – Income taxes to the Company's 2017 Annual Consolidated Financial Statements.

Depreciation
Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail and ballast which are measured in millions of gross tons. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.
For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company's U.S. properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board (STB) and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.
The studies consider, among other factors, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company's business strategy, changes in the Company's capital strategy or changes in regulations can result in the actual service lives differing from the Company's estimates.

36    CN | 2017 Annual Report

Management's Discussion and Analysis

A change in the remaining service life of a group of assets, or their estimated net salvage value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company's results of operations. A change of one year in the composite service life of the Company's fixed asset base would impact annual depreciation expense by approximately $49 million.
Depreciation studies are a means of ensuring that the assumptions used to estimate the service lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In the fourth quarter of 2017, the Company completed depreciation studies for equipment properties and as a result, the Company changed the estimated service lives for various types of equipment assets and their related composite depreciation rates. The results of these depreciation studies did not materially affect the Company's annual depreciation expense.
Given the nature of the railroad and the composition of its network which is made up of homogeneous long lived assets, it is impractical to maintain records of specific properties at their lowest unit of property.
Retirements of assets occur through the replacement of an asset in the normal course of business, the sale of an asset or the abandonment of a section of track. For retirements in the normal course of business, generally the life of the retired asset is within a reasonable range of the expected useful life, as determined in the depreciation studies, and, as such, no gain or loss is recognized under the group method. The asset's cost is removed from the asset account and the difference between its cost and estimated related accumulated depreciation (net of salvage proceeds), if any, is recorded as an adjustment to accumulated depreciation and no gain or loss is recognized. The historical cost of the retired asset is estimated by using deflation factors or indices that closely correlate to the properties comprising the asset classes in combination with the estimated age of the retired asset using a first-in, first-out approach, and applying it to the replacement value of the asset.
In each depreciation study, an estimate is made of any excess or deficiency in accumulated depreciation for all corresponding asset classes to ensure that the depreciation rates remain appropriate. The excess or deficiency in accumulated depreciation is amortized over the remaining life of the asset class.
For retirements of depreciable properties that do not occur in the normal course of business, the historical cost, net of salvage proceeds, is recorded as a gain or loss in income. A retirement is considered not to be in the normal course of business if it meets the following criteria: (i) it is unusual, (ii) it is significant in amount, and (iii) it varies significantly from the retirement pattern identified through depreciation studies. A gain or loss is recognized in Other income for the sale of land or disposal of assets that are not part of railroad operations.
For the year ended December 31, 2017, the Company recorded total depreciation expense of $1,279 million (2016 - $1,223 million; 2015 - $1,156 million). As at December 31, 2017, the Company had Properties of $34,189 million, net of accumulated depreciation of $12,680 million (2016 - $33,755 million, net of accumulated depreciation of $12,412 million). Additional disclosures are provided in Note 7 – Properties to the Company's 2017 Annual Consolidated Financial Statements.
GAAP requires the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Pensions and other postretirement benefits
The Company's plans have a measurement date of December 31. The following table provides the Company's pension asset, pension liability and other postretirement benefits liability as at December 31, 2017, and 2016:
In millions	December 31,	2017	2016
Pension asset		$994	$907
Pension liability		$455	$442
Other postretirement benefits liability		$261	$270

 The descriptions in the following paragraphs pertaining to pensions relate generally to the Company's main pension plan, the CN Pension Plan, unless otherwise specified.

Calculation of net periodic benefit cost (income)
In accounting for pensions and other postretirement benefits, assumptions are required for, among other things, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which are recognized in Other comprehensive income (loss). The Company generally amortizes these gains or losses into net periodic benefit cost (income) over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial

37    CN | 2017 Annual Report

Management's Discussion and Analysis

gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning-of-year balances of the projected benefit obligation or market-related value of plan assets. The Company's net periodic benefit cost (income) for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality. Experience with respect to economic conditions and investment performance is further discussed herein.
For the years ended December 31, 2017, 2016 and 2015, the consolidated net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

In millions	Year ended December 31,	2017	2016	2015
Net periodic benefit cost (income) for pensions		$(190)	$(161)	$34
Net periodic benefit cost for other postretirement benefits		$7	$7	$10

As at December 31, 2017 and 2016, the projected pension benefit obligation and accumulated other postretirement benefit obligation were as follows:

In millions	December 31,	2017	2016
Projected pension benefit obligation		$18,025	$17,366
Accumulated other postretirement benefit obligation		$261	$270

Discount rate assumption
The Company's discount rate assumption, which is set annually at the end of each year, is determined by management with the aid of third-party actuaries. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. For the Canadian pension and other postretirement benefit plans, future expected benefit payments are discounted using spot rates based on a derived AA corporate bond yield curve for each maturity year. A year-end discount rate of 3.51% based on bond yields prevailing at December 31, 2017 (2016 - 3.81%) was considered appropriate by the Company.
In 2016, the Company adopted the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans on a prospective basis as a change in accounting estimate. In 2015 and in prior years, these costs were determined using the discount rate used to measure the projected benefit obligation at the beginning of the period.
The spot rate approach enhances the precision to which current service cost and interest cost are measured by increasing the correlation between projected cash flows and spot discount rates corresponding to their maturity. Under the spot rate approach, individual spot discount rates along the same yield curve used in the determination of the projected benefit obligation are applied to the relevant projected cash flows for current service cost at the relevant maturity. More specifically, current service cost is measured using the cash flows related to benefits expected to be accrued in the following year by active members of a plan and interest cost is measured using the projected cash flows making up the projected benefit obligation multiplied by the corresponding spot discount rate at each maturity. Use of the spot rate approach does not affect the measurement of the projected benefit obligation.
In 2016, the adoption of the spot rate approach increased net periodic benefit income by approximately $130 million compared to the approach applicable in 2015 and prior years.
For the year ended December 31, 2017, a 0.25% decrease in the 3.51% discount rate used to determine the projected benefit obligation would have resulted in a decrease of approximately $530 million to the funded status for pensions and would result in a decrease of approximately $25 million to the 2018 projected net periodic benefit income. A 0.25% increase in the discount rate would have resulted in an increase of approximately $500 million to the funded status for pensions and would result in an increase of approximately $20 million to the 2018 projected net periodic benefit income.

Expected long-term rate of return assumption
The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the investment policy. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current and future anticipated asset allocations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2017, the Company used a long-term rate of return assumption of 7.00% on the market-related value of plan assets to compute net periodic benefit cost (income). The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. In 2018, the Company will maintain the expected long-term rate of return on plan assets at 7.00% to reflect management's current view of long-term investment returns.

38    CN | 2017 Annual Report

Management's Discussion and Analysis

The assets of the Company's various plans are primarily held in separate trust funds ("Trusts") which are diversified by asset type, country and investment strategies. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures ("SIPP") which includes the plans' target asset allocation ("Policy") and related benchmark indices. This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans' benefit obligations, the market return expectations of each asset class and the current state of financial markets. In 2017, the Policy was: 3% cash and short-term investments, 40% bonds and mortgages, 42% equities, 4% real estate, 7% oil and gas and 4% infrastructure and private debt investments.
Annually, the CN Investment Division ("Investment Manager"), a division of the Company created to invest and administer the assets of the plans, proposes an investment strategy ("Strategy") for the coming year, which is expected to differ from the Policy, because of current economic and market conditions and expectations. The Pension and Investment Committee of the Board of Directors ("Committee") regularly compares the actual asset allocation to the Policy and Strategy and compares the actual performance of the Company's pension plan assets to the performance of the benchmark indices.
The Committee's approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies, hedge and adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. During the last 10 and 15 years ended December 31, 2017, the CN Pension Plan earned an annual average rate of return of 5.53% and 7.66%, respectively.
The actual, market-related value and expected rates of return on plan assets for the last five years were as follows:

	2017	2016	2015	2014	2013
Actual	9.2%	4.4%	5.5%	10.1%	11.2%
Market-related value	9.1%	8.2%	7.0%	7.6%	7.3%
Expected	7.00%	7.00%	7.00%	7.00%	7.00%

The Company's expected long-term rate of return on plan assets reflects management's view of long-term investment returns and the effect of a 1% variation in such rate of return would result in a change to the net periodic benefit cost (income) of approximately $95 million. Management's assumption of the expected long-term rate of return is subject to risks and uncertainties that could cause the actual rate of return to differ materially from management's assumption. There can be no assurance that the plan assets will be able to earn the expected long-term rate of return on plan assets.

Net periodic benefit income for pensions for 2018
In 2018, the Company expects net periodic benefit income to be approximately $140 million (2017 - $190 million) for all its defined benefit pension plans. The decrease compared to 2017 is primarily due to higher current service cost, interest cost and amortization of actuarial loss, resulting from the decrease in the year-end discount rate from 3.81% in 2016 to 3.51% in 2017.

Plan asset allocation
Based on the fair value of the assets held as at December 31, 2017, the assets of the Company's various plans are comprised of 4% in cash and short-term investments, 35% in bonds and mortgages, 37% in equities, 2% in real estate, 6% in oil and gas, 5% in infrastructure and private debt, 9% in absolute return investments, and 2% in risk-factor allocation investments. See Note 12 - Pensions and other postretirement benefits to the Company's 2017 Annual Consolidated Financial Statements for information on the fair value measurements of such assets.
A significant portion of the plans' assets are invested in publicly traded equity securities whose return is primarily driven by stock market performance. Debt securities also account for a significant portion of the plans' investments and provide a partial offset to the variation in the pension benefit obligation that is driven by changes in the discount rate. The funded status of the plan fluctuates with market conditions and impacts funding requirements. The Company will continue to make contributions to the pension plans that as a minimum meet pension legislative requirements.

Rate of compensation increase
The rate of compensation increase is determined by the Company based upon its long-term plans for such increases. For 2017, a basic rate of compensation increase of 2.75% was used to determine the projected benefit obligation and the net periodic benefit cost (income).

Mortality
The Canadian Institute of Actuaries (CIA) published in 2014 a report on Canadian Pensioners' Mortality ("Report"). The Report contained Canadian pensioners' mortality tables and improvement scales based on experience studies conducted by the CIA. The CIA's conclusions were taken into account in selecting management's best estimate mortality assumption used to calculate the projected benefit obligation as at December 31, 2017, 2016 and 2015.

39    CN | 2017 Annual Report

Management's Discussion and Analysis

Funding of pension plans
The Company's main Canadian defined benefit pension plan, the CN Pension Plan, accounts for approximately 93% of the Company's pension obligation and can produce significant volatility in pension funding requirements, given the pension fund's size, the many factors that drive the plan's funded status, and Canadian statutory pension funding requirements. Adverse changes to the assumptions used to calculate the plan's funding status, particularly the discount rate used for funding purposes, as well as changes to existing federal pension legislation, regulation and guidance could significantly impact the Company's future contributions.
For accounting purposes, the funded status is calculated under generally accepted accounting principles for all pension plans. For funding purposes, the funded status is also calculated under going concern and solvency scenarios as prescribed under pension legislation and subject to guidance issued by the CIA and the Office of the Superintendent of Financial Institutions (OSFI) for all registered Canadian defined benefit pension plans. The Company's funding requirements are determined upon completion of actuarial valuations. Actuarial valuations are generally required on an annual basis for all Canadian plans, or when deemed appropriate by the OSFI. Actuarial valuations are also required annually for the Company's U.S. qualified pension plans.
The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered pension plans conducted as at December 31, 2016 indicated a funding excess on a going concern basis of approximately $2.6 billion and a funding excess on a solvency basis of approximately $0.2 billion, calculated using the three-year average of the plans' hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. The federal pension legislation requires funding deficits, as calculated under current pension regulations, to be paid over a number of years. Alternatively, a letter of credit can be subscribed to fulfill required solvency deficit payments.
The Company's next actuarial valuations for funding purposes for its Canadian registered pension plans required as at December 31, 2017 will be performed in 2018. These actuarial valuations are expected to identify a funding excess on a going concern basis of approximately $3.0 billion, while on a solvency basis a funding excess of approximately $0.4 billion is expected.
Based on the anticipated results of these valuations, the Company expects to make total cash contributions of approximately $120 million for all of the Company's pension plans in 2018. The Company expects cash from operations and its other sources of financing to be sufficient to meet its 2018 funding obligations.

Information disclosed by major pension plan
The following table provides the Company's plan assets by category, projected benefit obligation at end of year, as well as Company and employee contributions by major defined benefit pension plan:

		CN Pension Plan	BC Rail Pension Plan	U.S. and other plans
In millions	December 31, 2017				Total
Plan assets by category
Cash and short-term investments		$784	$31	$21	$836
Bonds		5,915	306	147	6,368
Mortgages		94	2	1	97
Private debt		236	5	1	242
Equities		6,530	156	117	6,803
Real estate		400	9	1	410
Oil and gas		1,092	24	4	1,120
Infrastructure		665	14	3	682
Absolute return		1,554	37	6	1,597
Risk-factor allocation		335	8	2	345
Other (1)		49	3	12	64
Total plan assets		$17,654	$595	$315	$18,564
Projected benefit obligation at end of year		$16,721	$534	$770	$18,025
Company contributions in 2017		$75	$-	$21	$96
Employee contributions in 2017		$56	$-	$-	$56

(1)	Other consists of operating assets of $94 million and liabilities of $30 million required to administer the Trusts' investment assets and the plans' benefit and funding activities.

Additional disclosures are provided in Note 12 – Pensions and other postretirement benefits to the Company's 2017 Annual Consolidated Financial Statements.

40    CN | 2017 Annual Report

Management's Discussion and Analysis

Personal injury and other claims
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers' compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. An actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.
In 2017, 2016 and 2015 the Company recorded an increase of $2 million, and a decrease of $11 million and $12 million, respectively, to its provision for personal injuries and other claims in Canada as a result of actuarial valuations for employee injury claims as well as various other legal claims.
As at December 31, 2017, 2016 and 2015, the Company's provision for personal injury and other claims in Canada was as follows:

In millions	2017	2016	2015
Beginning of year	$183	$191	$203
Accruals and other	38	24	17
Payments	(38)	(32)	(29)
End of year	$183	$183	$191
Current portion - End of year	$40	$39	$27

The assumptions used in estimating the ultimate costs for Canadian employee injury claims include, among other factors, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not significantly changed any of these assumptions. Changes in any of these assumptions could materially affect Casualty and other expense as reported in the Company's results of operations.
For all other legal claims in Canada, estimates are based on the specifics of the case, trends and judgment.

United States
Personal injury claims by the Company's employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers' Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. An actuarial study is performed annually.
For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company's historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial valuation includes the projection of the Company's experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management's assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial valuation with the current claim experience and, if required, adjustments to the liability are recorded.
Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company's future payments may differ from current amounts recorded.

41    CN | 2017 Annual Report

Management's Discussion and Analysis

In 2017, the Company recorded an increase of $15 million to its provision for U.S. personal injury and other claims attributable to non-occupational disease claims, third-party claims and occupational disease claims pursuant to the 2017 actuarial valuation. In 2016 and 2015, actuarial valuations resulted in an increase of $21 million and decrease of $5 million, respectively. The prior years' adjustments from the actuarial valuations were mainly attributable to occupational disease claims, non-occupational disease claims and third-party claims reflecting changes in the Company's estimates of unasserted claims and costs related to asserted claims. The Company has an ongoing risk mitigation strategy focused on reducing the frequency and severity of claims through injury prevention and containment; mitigation of claims; and lower settlements of existing claims.
As at December 31, 2017, 2016 and 2015, the Company's provision for personal injury and other claims in the U.S. was as follows:

In millions	2017	2016	2015
Beginning of year	$118	$105	$95
Accruals and other	46	51	22
Payments	(41)	(34)	(30)
Foreign exchange	(7)	(4)	18
End of year	$116	$118	$105
Current portion - End of year	$25	$37	$24

For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company's results of operations. A 5% change in the asbestos average claim cost or a 1% change in the inflation trend rate for all injury types would result in an increase or decrease in the liability recorded of approximately $2 million.

Environmental matters
Known existing environmental concerns
The Company has identified 150 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the U.S. federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at 6 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.
The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental expenses, which are classified as Casualty and other in the Consolidated Statements of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

42    CN | 2017 Annual Report

Management's Discussion and Analysis

As at December 31, 2017, 2016 and 2015, the Company's provision for specific environmental sites was as follows:

In millions	2017	2016	2015
Beginning of year	$86	$110	$114
Accruals and other	16	6	81
Payments	(23)	(29)	(91)
Foreign exchange	(1)	(1)	6
End of year	$78	$86	$110
Current portion - End of year	$57	$50	$51

The Company anticipates that the majority of the liability at December 31, 2017 will be paid out over the next five years. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company's ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:
·	the lack of specific technical information available with respect to many sites;
·	the absence of any government authority, third-party orders, or claims with respect to particular sites;
·	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
·	the determination of the Company's liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.
Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company's financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance
The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Operating expenses related to regulatory compliance activities for environmental matters for the year ended December 31, 2017 amounted to $20 million (2016 - $19 million; 2015 - $20 million). For 2018, the Company expects to incur operating expenses relating to environmental matters in the same range as 2017. In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fueling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company's environmental capital expenditures for the year ended December 31, 2017 amounted to $21 million (2016 - $15 million; 2015 - $18 million). For 2018, the Company expects to incur capital expenditures relating to environmental matters in the same range as 2017.

43    CN | 2017 Annual Report

Management's Discussion and Analysis

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated. The key areas of business risks and uncertainties described in this section are not the only ones that can affect the Company. Additional risks and uncertainties not currently known to management or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.

Competition
The Company faces significant competition, including from rail carriers and other modes of transportation, and is also affected by its customers' flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from Canadian Pacific Railway Company (CP), which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River and transportation via pipelines. In addition, while railroads must build or acquire and maintain their rail systems, motor carriers and barges are able to use public rights-of-way that are built and maintained by public entities without paying fees covering the entire costs of their usage.
Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins. Factors affecting the general market conditions for the Company's customers can result in an imbalance of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company's ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company's business, results of operations or financial position.
The level of consolidation of rail systems in the U.S. has resulted in larger rail systems that are in a position to compete effectively with the Company in numerous markets.
There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry, and that further consolidation within the transportation industry and legislation allowing for more leniency in size and weight for motor carriers will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company's operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company's ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs.
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry generally, in connection with the transportation of toxic inhalation hazard materials such as chlorine and anhydrous ammonia, or other dangerous commodities like crude oil and propane that the Company may be required to transport as a result of its common carrier obligations. Therefore, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

44    CN | 2017 Annual Report

Management's Discussion and Analysis

The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination; the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.
While some exposures may be reduced by the Company's risk mitigation strategies (including periodic audits, employee training programs, emergency plans and procedures, and insurance), many environmental risks are driven by external factors beyond the Company's control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company's mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company's results of operations, financial position or liquidity, or reputation.

Personal injury and other claims
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims and benefits from insurance coverage for occurrences in excess of certain amounts. The final outcome with respect to actions outstanding or pending at December 31, 2017, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Labor negotiations
As at December 31, 2017, CN employed a total of 16,597 employees in Canada, of which 12,125, or 73%, were unionized employees and 7,348 employees in the U.S., of which 5,838, or 79%, were unionized employees. The Company's relationships with its unionized workforce are governed by, amongst other items, collective agreements which are negotiated from time to time. Disputes relating to the renewal of collective agreements could potentially result in strikes, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company's results of operations or financial position.

Canadian workforce
The collective agreement with the Teamsters Canada Rail Conference (TCRC) governing approximately 3,000 train conductors and yard coordinators, was renewed for a three-year term, expiring on July 22, 2019, and was ratified by its members on August 4, 2017.
The collective agreement with the International Brotherhood of Electrical Workers (IBEW) governing approximately 700 signals and communications workers, was renewed for a five-year term, expiring on December 31, 2021, and was ratified by its members on April 26, 2017.
On September 1, 2017, the Company served notice to commence bargaining for the renewal of the collective agreements with the TCRC governing approximately 1,700 locomotive engineers, which expired on December 31, 2017. On January 12, 2018, the TCRC requested conciliation assistance from the Minister of Labour. On January 26, 2018, three conciliation officers were appointed by the Minister of Labour to assist the parties with their negotiations.
The collective agreement with the Canadian National Railway Police Association (CNRPA) governing approximately 70 police agents was renewed for a 6-year term, expiring on December 31, 2023, and was ratified by its members on January 21, 2018.
The Company's collective agreements remain in effect until the bargaining process outlined under the Canada Labour Code has been exhausted.

U.S. workforce
As of January 31, 2018, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), companies owned by Wisconsin Central Ltd. (WC), Bessemer & Lake Erie Railroad Company (BLE) and The Pittsburgh and Conneaut Dock Company (PCD). Agreements in place have various moratorium provisions up to 2018, which preserve the status quo in respect of the given collective agreement during the terms of such moratoriums.
The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which GTW, ICC, WC and BLE have agreed to participate in, for collective agreements covering non-operating employees. The National Carriers Conference Committee, (NCCC), representing the rail carriers, has reached a ratified agreement with a union coalition representing six

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Management's Discussion and Analysis

bargaining units. This agreement resolves contract terms for CN's signal, dispatcher and fireman/oiler employees. A second tentative agreement with the coalition representing CN's machinist, electrician, clerical and carmen employees is subject to employee ratification that is expected to conclude in February of 2018. Bargaining continues under the direction of the National Mediation Board with the coalition representing CN's track laborer and sheet metal worker employee groups. Collective agreements covering operating employees at GTW, ICC, WC, BLE and all employees at PCD continue to be bargained on a local (corporate) basis. Fifteen of the sixteen collective agreements covering approximately 98% of the operating craft employees are currently under renegotiation.
Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

Regulation
Economic regulation – Canada
The Company's rail operations in Canada are subject to economic regulation by the Canadian Transportation Agency ("Agency") under the Canada Transportation Act, which provides rate and service remedies, including final offer arbitration, competitive line rates and mandatory interswitching. It also regulates the maximum revenue entitlement for the movement of regulated grain, charges for railway ancillary services and noise-related disputes. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties.
On May 29, 2014, the Fair Rail for Grain Farmers Act came into force, which provides authority to the Government of Canada to establish minimum volumes of grain to be moved by the Company and CP and penalties in the event that thresholds are not met. The Government has not imposed any minimum grain volume requirements since March 28, 2015. Under other provisions of this legislation, the Agency also extended the interswitching distance to 160 kilometers from the previous 30 kilometers limits for all commodities in the provinces of Manitoba, Saskatchewan and Alberta; and issued regulations defining what constitutes "operational terms" for the purpose of rail level of service arbitrations. In the event that a railway fails to fulfill its service level obligations, the Fair Rail for Grain Farmers Act also allows the Agency to order a railway company to pay shippers for expenses incurred. On June 15, 2016, the Government announced that the provisions introduced by the Fair Rail for Grain Farmers Act, which were set to expire on August 1, 2016, had been extended until August 2017. No further extension was adopted and the provisions of this act ceased to apply on August 1, 2017.
On May 16, 2017, the federal Minister of Transport (Minister) introduced Bill C-49, the Transportation Modernization Act, which proposes a series of amendments to various federal acts respecting transportation. In addition to reintroducing the provisions found in the Fair Rail for Grain Farmers Act respecting compensation for expenses incurred by shippers and the definition by the Agency of "operational terms" for the purpose of rail level of service arbitrations, Bill C-49 proposes to amend the Canada Transportation Act to, among other things:
·	expand the Governor in Council's powers to make regulations requiring major railway companies to provide to the Minister and the Agency information relating to rates, service and performance;
·	clarify the factors that must be applied in determining whether railway companies are fulfilling their service obligations;
·	enable shippers to obtain terms in their contracts dealing with amounts to be paid in relation to a failure to comply with conditions related to railway companies' service obligations;
·
create a new remedy for shippers who have access to the lines of only one railway company at the point of origin or destination of the movement of traffic in circumstances where interswitching is not available, also called "long-haul interswitching";

·
change the process for the transfer and discontinuance of railway lines to, among other things, require railway companies to make certain information available to the Minister and the public and establish a remedy for non-compliance with the process; and

·
change provisions respecting the maximum revenue entitlement for the movement of Western grain and require certain railway companies to provide to the Minister and the public information respecting the movement of grain.

On November 1, 2017, the House of Commons completed its review of Bill C-49, which is now before the Senate to complete the parliamentary process before enactment.
On June 18, 2016, the liability and compensation regime for rail under the Safe and Accountable Rail Act came into force. Under the regime, railway companies are strictly liable for damages resulting from accidents involving crude oil and are required to maintain minimum liability insurance coverage in respect of losses incurred as a result of a railway accident involving crude oil. The Act creates a fund, capitalized through levies payable by crude oil shippers, to compensate for losses exceeding the railway company's minimum insurance level. CN has provided the Agency with submissions respecting the adequacy of its insurance coverage and is collecting the levy on crude shipments. As a result of this legislation, the Agency also has jurisdiction to order railway companies to compensate municipalities for the costs incurred in responding to fires caused by railway operations.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

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Management's Discussion and Analysis

Economic regulation – U.S.
The Company's U.S. rail operations are subject to economic regulation by the Surface Transportation Board (STB). The STB serves as both an adjudicatory and regulatory body and has jurisdiction over certain railroad rate and service issues and rail restructuring transactions such as mergers, line sales, line construction and line abandonments. As such, various Company business transactions must gain prior regulatory approval and aspects of its pricing and service practices may be subject to challenge, with attendant risks and uncertainties. The STB has undertaken proceedings in the past few years in a number of significant matters that remain pending, as noted below.
On December 12, 2013, the STB instituted a proceeding on how to ensure its rate complaint procedures are accessible to grain shippers and provide effective protection against unreasonable grain rates, subsequent to which it received comments and replies. The STB held a hearing on these matters in 2015. On September 7, 2016, the STB issued an advance notice of proposed rulemaking seeking comments on procedures that could comprise a new rate reasonableness methodology for use in very small rate disputes that would be available to shippers of agricultural products and all other commodities.
On December 20, 2013, the STB instituted a proceeding to review how it determines the rail industry's cost of equity capital, and on April 2, 2014, joined it with a proceeding to explore its methodology for determining railroad revenue adequacy, as well as the revenue adequacy component used in judging the reasonableness of rail freight rates. The STB held hearings on these matters in 2015. On October 31, 2016, the STB determined to leave unchanged its method for determining the industry's cost of equity capital. On April 28, 2017, the STB denied a petition for reconsideration of its October 31, 2016 decision. Conclusions on the other portions of the joined proceedings remain pending.
On March 28, 2016, the STB issued a notice of proposed rulemaking to revoke previously granted exemptions of five commodities from regulatory oversight for crushed or broken stone, hydraulic cement, coke produced from coal, primary iron or steel products, and iron or steel scrap, wastes or tailings.
On August 3, 2016, the STB issued a notice of proposed rulemaking to adopt revised competitive access regulations to allow a party to seek a reciprocal switching prescription on the grounds that it is either practicable and in the public interest or necessary to provide competitive rail service.
Pursuant to the Passenger Rail Investment and Improvement Act of 2008 (PRIIA), the U.S. Congress authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet heightened performance standards jointly promulgated by the Federal Railroad Administration (FRA) and Amtrak for Amtrak operations extending over two calendar quarters and to determine the cause of such failures. Should the STB commence an investigation and determine that a failure to meet these standards is due to the host railroad's failure to provide preference to Amtrak, the STB is authorized to assess damages against the host railroad. On January 19, 2012, Amtrak filed a complaint with the STB to commence such an investigation, including a request for damages for preference failures, for allegedly sub-standard performance of Amtrak trains on CN's ICC and GTW lines. On December 19, 2014, the STB granted Amtrak's motion to amend its complaint to limit the STB's investigation to a single Amtrak service on CN's ICC line. That case was held in abeyance for the STB's issuance of a final rule on July 28, 2016, defining intercity passenger on-time performance under Section 213 of PRIIA for purposes of triggering such investigations. The rail industry appealed the STB's final rule in the U.S. Court of Appeals for the Eighth Circuit. On July 12, 2017, the Eighth Circuit concluded that the STB exceeded its authority in adopting its final rule and vacated the STB's final rule. On November 9, 2017, Amtrak and some other passenger groups sought review from the United States Supreme Court. The Government did not seek review from the Supreme Court. In a separate case, the industry had previously challenged as unconstitutional Congress' delegation to Amtrak and the FRA of joint authority to promulgate the PRIIA performance standards. On March 23, 2017, the U.S. District Court for the District of Columbia concluded that Section 207 of PRIIA was void and unconstitutional and vacated the performance standards. The Government defendants are challenging this decision in the U.S. Court of Appeals for the District of Columbia, and an oral argument will be scheduled in 2018. Amtrak's complaint filed under Section 213 of PRIIA against CN for allegedly sub-standard performance of Amtrak trains on CN's ICC line is still pending.
On April 26, 2017, the STB denied a reopening petition filed by the Village of Barrington, Illinois and the Illinois Department of Transportation on January 10, 2017 seeking to have the STB extend its monitoring and oversight condition on CN's 2009 acquisition of the Elgin, Joliet and Eastern Railway (EJ&E) for two years beyond its scheduled January 23, 2017 expiration and for a grade separation condition at the intersection of U.S. Route 14 and the EJ&E line in Barrington at CN's expense. On May 16, 2017, the Village of Barrington filed a petition seeking reconsideration of the STB's April 26, 2017 decision concerning the request for the grade separation condition and filed a motion to supplement its petition on September 12, 2017. On October 30, 2017, the STB denied the petition for reconsideration of the grade separation condition. On December 19, 2017, the Village of Barrington petitioned the U.S. Court of Appeals, seeking review of the STB's October 30, 2017 decision.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

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Management's Discussion and Analysis

Safety regulation – Canada
The Company's rail operations in Canada are subject to safety regulation by the Minister under the Railway Safety Act as well as the rail portions of other safety-related statutes, which are administered by Transport Canada. The Company may be required to transport toxic inhalation hazard materials as a result of its common carrier obligations and, as such, is exposed to additional regulatory oversight in Canada. The Transportation of Dangerous Goods Act, also administered by Transport Canada, establishes the safety requirements for the transportation of goods classified as dangerous and enables the adoption of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods and tracking of dangerous goods during transport.
Following a significant derailment involving a non-related short-line railroad in the town of Lac-Mégantic, within the province of Quebec on July 6, 2013, several measures have been taken by Transport Canada to strengthen the safety of the railway and transportation of dangerous goods systems in Canada. Amendments to the Railway Safety Act and Transportation of Dangerous Goods Act include requirements for classification and sampling of crude oil, the provision of yearly aggregate information on the nature and volume of dangerous goods the company transports by rail through designated municipalities, and new speed limit restrictions of 40 miles per hour for certain trains carrying dangerous commodities. Additional requirements were also introduced for railway companies to conduct route assessments for rail corridors handling significant volumes of dangerous goods, have an Emergency Response Assistance Plan in order to ship large volumes of flammable liquids, and provide municipalities and first responders with data on dangerous goods to improve emergency planning, risk assessment, and training.
In 2014, Transport Canada's new Grade Crossings Regulations under the Railway Safety Act came into force, which establish specific standards for new grade crossings and requirements that existing crossings be upgraded to basic safety standards by November 2021, as well as safety related data that must be provided by railway companies on an annual basis. The Company has complied with the information requirements by providing road authorities with specific information respecting public grade crossings.
In 2015, Transport Canada issued rules prohibiting the use of certain DOT-111 tank cars for the transportation of dangerous goods, and announced a new standard for tank cars transporting flammable liquid dangerous goods. The new standard, called TC-117, establishes enhanced construction specifications along with a phase out schedule for DOT-111 and CPC-1232 tank cars. On July 25, 2016, Transport Canada issued a Protective Direction which accelerated the phasing out of DOT-111 tank cars in crude oil service by November 1, 2016.
On June 1, 2016, the Minister made amendments to the Transportation of Dangerous Goods Regulations under the Transportation of Dangerous Goods Act to improve reporting requirements by carriers respecting shipments of dangerous goods to enhance public safety and improve local emergency response.
On April 26, 2017, the Minister initiated the review of the Railway Safety Act, which was initially scheduled for 2018, and a panel of three persons was appointed to proceed with the review. The Panel will provide a report with recommendations by May 2018.
On May 16, 2017, the Minister introduced Bill C-49 which, if enacted, in addition to the proposed amendments to federal acts already discussed, will amend the Railway Safety Act to prohibit a railway company from operating railway equipment unless the equipment is fitted with prescribed recording instruments and prescribed information is recorded using those instruments, collected and preserved. The enactment also specifies the circumstances in which the prescribed information that is recorded can be used and communicated by companies, the Minister and railway safety inspectors.
On June 9, 2017, Transport Canada's Locomotive Emissions Regulations under the Railway Safety Act came into force. The regulations seek to limit air pollution by establishing emission standards and test procedures for new locomotives, and align Canadian standards with U.S. regulations. The new regulations require railway companies to meet emission standards, undertake emission testing, and adhere to anti-idling provisions, in addition to requirements for labelling, testing, record keeping and reporting. CN's locomotives in service at this time are not required to meet the emission standards or the testing and labelling requirements, though when they are removed from service to be remanufactured, refurbished or upgraded, they must meet the new requirements before they are placed back into service.
On June 24, 2017, Transport Canada proposed new regulations aimed at lowering the risk of terrorism on the Canadian rail system, entitled Transportation of Dangerous Goods by Rail Security Regulations. The proposed regulations would require all rail carriers to proactively engage in security planning processes and manage security risks, by introducing security awareness training for employees, security plans that include measures to address assessed risks, and security plan training for employees with duties related to the security plan or security sensitive dangerous goods. Rail carriers would also have to conduct security inspections of certain railway vehicles containing dangerous goods, report potential security threats and concerns to the Canadian Transport Emergency Centre, and employ a rail security coordinator.
No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

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Management's Discussion and Analysis

Safety regulation – U.S.
The Company's U.S. rail operations are subject to safety regulation by the FRA under the Federal Railroad Safety Act as well as rail portions of other safety statutes, with the transportation of certain hazardous commodities also governed by regulations promulgated by the Pipeline and Hazardous Materials Safety Administration (PHMSA). PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk. In addition, the Transportation Security Administration (TSA) requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing toxic inhalation hazard materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.
On October 16, 2008, the U.S. Congress enacted the Rail Safety Improvement Act of 2008, which required all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic inhalation hazard materials of certain thresholds are transported. PTC is a collision avoidance technology designed to override locomotive controls and prevent train-to-train collisions, overspeed derailments, misaligned switch derailments, and unauthorized incursions onto established work zones. Pursuant to the Positive Train Control Enforcement and Implementation Act of 2015 and the FAST Act of 2015, Congress extended the PTC installation deadline until December 31, 2018, with the option for a railroad carrier to complete full implementation by no later than December 31, 2020, provided certain milestones are met by the end of 2018. The Company is progressing its implementation of PTC pursuant to the law and is working with the FRA and other Class I railroads to satisfy the Congressionally mandated requirements. The implementation of PTC will result in additional capital expenditures and operating costs, and may result in reduced operational efficiency and service levels. In addition to potential service interruptions, noncompliance with these or other laws and regulations may subject the Company to fines and/or penalties.
In the aftermath of the July 2013 Lac-Mégantic derailment, the FRA issued Emergency Order No. 28, Notice No. 1 on August 2, 2013 directing that railroads take specific actions regarding unattended trains transporting specified hazardous materials, including securement of these trains. That same day, the FRA and PHMSA issued Safety Advisory 2013-06, which made recommendations to railroads on issues including crew staffing practices and operational testing to ensure employees' compliance with securement-related rules, as well as recommendations to shippers of crude oil to be transported by rail. In addition, the railroad industry has acted on its own to enhance rail safety in light of the Lac-Mégantic derailment and fire. Effective August 5, 2013, the Association of American Railroads (AAR) amended the industry's Recommended Railroad Operating Practices for Transportation of Hazardous Materials by expanding the definition of a "key train" (for which heightened operating safeguards are required).
On May 8, 2015, PHMSA issued a final rule in coordination with the FRA, containing new requirements for tank cars moving in high-hazard flammable trains (HHFTs) and related speed restrictions, as well as other requirements, including the use of electronically controlled pneumatic (ECP) brakes. To be used in an HHFT, new tank cars constructed after October 1, 2015 have to meet enhanced DOT-117 design or performance criteria, while existing tank cars will have to be retrofitted based on a DOT-prescribed schedule. On June 12, 2015, the AAR filed an administrative appeal with PHMSA challenging, among other matters, the agency's requirement for railroads to install ECP brakes on certain HHFTs. On November 6, 2015, PHMSA denied the AAR's administrative appeal. However, as part of the surface transportation reauthorization bill known as the FAST Act, which was enacted on December 4, 2015, Congress substituted certain modified requirements supported by the industry, and also provided for re-visitation of the ECP brake requirement through an 18-month independent study of the costs, benefits and operational impacts of ECP brakes to be conducted by the Government Accountability Office, in addition to further testing. On December 13, 2017, after completing its review of an updated regulatory impact analysis published by PHMSA in October of 2017, the Department of Transportation determined that the final rule's ECP brake requirements were not economically justified.
On March 15, 2016, the FRA issued a notice of proposed rulemaking establishing a requirement for a minimum of two crewmembers on most train movements, with the second crewmember needing to be physically located on the train, except in certain circumstances. The FRA will consider possible scenarios for use of a one person crew, but some element of a safety assessment will be involved with each scenario.
On July 13, 2016, in coordination with the FRA, PHMSA announced proposed regulations for oil spill response plans and information sharing for high-hazard flammable trains to improve oil spill response readiness and mitigate effects of oil-related rail incidents.
On January 10, 2017, PHMSA issued an advance notice of proposed rulemaking to consider whether to establish vapor pressure limits for unrefined petroleum-based products and other flammable liquid hazardous materials when transported by rail and other modes.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

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Management's Discussion and Analysis

Other regulation – Canada
Bill C-49, introduced on May 16, 2017, proposes to amend the CN Commercialization Act to increase the maximum proportion of voting shares of CN that can be owned or controlled, directly or indirectly, by any one person together with his or her associates to 25%, up from the 15% limit imposed since CN became a public company in 1995.

Regulation – Vessels
The Company's vessel operations are subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, the Environmental Protection Agency has authority to regulate air emissions from these vessels.
The Federal Maritime Commission, which has authority over oceanborne transport of cargo into and out of the U.S., initiated a Notice of Inquiry in 2011 to examine whether the U.S. Harbor Maintenance Tax and other factors may be contributing to the diversion of U.S.-bound cargo to Canadian and Mexican seaports, which could affect CN rail operations. While legislative initiatives have been launched since then, no further action was taken in the Senate or the House of Representatives as of the date of this MD&A.

Security
The Company is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the TSA, which is part of the U.S. Department of Homeland Security (DHS) and PHMSA, which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border Protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). Matters related to agriculture-related shipments crossing the Canada/U.S. border also fall under the jurisdiction of the U.S. Department of Agriculture (USDA) and the Food and Drug Administration (FDA) in the U.S. and the Canadian Food Inspection Agency (CFIA) in Canada. More specifically, the Company is subject to:
·	Border security arrangements, pursuant to an agreement the Company and CP entered into with the CBP and the CBSA.
·	The CBP's Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA's Customs Self-Assessment (CSA) program.
·	Regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the U.S. The CBSA is also working on similar requirements for Canada-bound traffic.
·	Inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada.
·	Gamma ray screening of cargo entering the U.S. from Canada, and potential security and agricultural inspections at the Canada/U.S. border.
The Company has worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company's most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress or Parliament, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company's results of operations, or its competitive and financial position.

Transportation of hazardous materials
As a result of its common carrier obligations, the Company is legally required to transport toxic inhalation hazard materials regardless of risk or potential exposure or loss. A train accident involving the transport of these commodities could result in significant costs and claims for personal injury, property damage, and environmental penalties and remediation in excess of insurance coverage for these risks, which may materially adversely affect the Company's results of operations, or its competitive and financial position.

Economic conditions
The Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. For example, the volatility in domestic and global energy markets could impact the demand for transportation services as well as impact the Company's fuel costs and surcharges. In addition, the volatility in other commodity markets

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Management's Discussion and Analysis

such as coal and iron ore could have an impact on volumes. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity.

Pension funding volatility
The Company's funding requirements for its defined benefit pension plans are determined using actuarial valuations. See the section of this MD&A entitled Critical accounting estimates – Pensions and other postretirement benefits for information relating to the funding of the Company's defined benefit pension plans. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations as well as changes to existing federal pension legislation may significantly impact future pension contributions and have a material adverse effect on the funding status of the plans and the Company's results of operations. There can be no assurance that the Company's pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow.

Reliance on technology and related cybersecurity risk
The Company relies on information technology in all aspects of its business. While the Company has business continuity and disaster recovery plans, as well as other security and mitigation programs in place to protect its operations, information and technology assets, a cybersecurity attack and significant disruption or failure of its information technology and communications systems could result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties, leading to possible litigation and regulatory oversight. Security threats are evolving, and can come from nation states, organized criminals, hacktivists and others with malicious intent. A security incident could compromise corporate information and assets, as well as operations. If the Company is unable to restore service or to acquire or implement any needed new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on the Company's results of operations, financial position or liquidity. The Company is investing to meet evolving network and data security expectations and regulations, in an effort to mitigate the impact a security incident might have on the Company's results of operations, financial position or liquidity. The final outcome of a potential security incident cannot be predicted with certainty, and therefore there can be no assurance that its resolution will not have a material adverse effect on the Company's reputation, goodwill, results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Trade restrictions
Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the U.S. or the cost associated therewith.  On October 12, 2015, the Softwood Lumber Agreement (SLA) between Canada and the U.S. expired. The SLA included a clause that prevented the U.S. from launching any trade action against Canadian producers for one year after the expiration date of the SLA. This moratorium period ended on October 12, 2016 and a new agreement still has not been entered into. On January 3, 2018, based on affirmative final determinations by both the U.S. Department of Commerce and the U.S. International Trade Commission, antidumping and countervailing duty orders were imposed on imports of Canadian softwood lumber to the U.S. based on a company-specific rate for mandatory respondents and a weighted-average rate for all others of 14.99% for countervailing duties and 6.04% for antidumping duties. Canada responded to the imposition by the U.S. of antidumping and countervailing duties, in connection with lumber and other commodities, by filing a complaint with the World Trade Organization.
The first six rounds of talks between Canada, the United States and Mexico to renegotiate the North American Free Trade Agreement (NAFTA) took place in the months of August 2017 to January 2018.
It is too early to assess the potential outcome of the NAFTA negotiations and as such, there can be no assurance that the outcome of such negotiations or other potential trade actions taken by the Canadian and U.S. federal governments and agencies will not materially adversely affect the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively impact earnings and/or cash flow.

Terrorism and international conflicts
Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and can interfere with the free flow of goods. Rail lines, facilities and equipment could be directly targeted or become indirect casualties, which could interfere with the free flow of goods. International conflicts can also have an impact on the Company's markets. Government response to such events could adversely affect the Company's operations. Insurance premiums could also increase significantly or coverage could become unavailable.

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Management's Discussion and Analysis

Customer credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company's customers and can result in an increase to the Company's credit risk and exposure to the business failures of its customers. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company's results of operations, financial position or liquidity.

Liquidity
Disruptions in the financial markets or deterioration of the Company's credit ratings could hinder the Company's access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company's liquidity and its access to capital at acceptable rates.

Supplier concentration
The Company operates in a capital-intensive industry where the complexity of rail equipment limits the number of suppliers available. The supply market could be disrupted if changes in the economy caused any of the Company's suppliers to cease production or to experience capacity or supply shortages. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company's rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company's ability to procure necessary equipment. Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company's results of operations or financial position.

Availability of qualified personnel
The Company, like other companies in North America, may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, training requirements and the availability of qualified personnel, particularly locomotive engineers and trainmen, could negatively impact the Company's ability to meet demand for rail service. The Company expects that approximately 25% of its workforce will be eligible to retire or leave through normal attrition (death, termination, resignation) within the next five-year period. The Company monitors employment levels and seeks to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company's efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that demographic or other challenges will not materially adversely affect the Company's results of operations or its financial position.

Fuel costs
The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability. Increases in fuel prices or supply disruptions may materially adversely affect the Company's results of operations, financial position or liquidity.

Foreign exchange
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby may adversely affect the Company's revenues and expenses.

Interest rates
The Company is exposed to interest rate risk relating to the Company's long-term debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense. Adverse changes to market interest rates may significantly impact the fair value or future cash flows of the Company's financial instruments. There can be no assurance that changes in the market interest rates will not have a negative effect on the Company's liquidity.

Transportation network disruptions
Due to the integrated nature of the North American freight transportation infrastructure, the Company's operations may be negatively affected by service disruptions of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of one or more of these entities could have an adverse effect on the Company's results of operations, financial position or liquidity. Furthermore, deterioration in the cooperative relationships with the Company's connecting carriers could directly affect the Company's operations.

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Management's Discussion and Analysis

Severe weather
The Company's success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold or heat, flooding, droughts, fires, hurricanes and earthquakes, can disrupt operations and service for the railroad, affect the performance of locomotives and rolling stock, as well as disrupt operations for both the Company and its customers. Business interruptions resulting from severe weather could result in increased costs, increased liabilities and lower revenues, which could have a material adverse effect on the Company's results of operations, financial condition or liquidity.

Climate change
Climate change, including the impact of global warming, has the potential physical risk of increasing the frequency of adverse weather events, which can disrupt the Company's operations, damage its infrastructure or properties, and could affect the markets for, or the volume of, the goods the Company carries or otherwise have a material adverse effect on the Company's results of operations, financial position or liquidity. Government action to address climate change could also affect CN. In October 2016, the Canadian federal government announced its planned approach to pricing carbon pollution. Under the new plan, all Canadian jurisdictions will be required to have carbon pricing in place by 2018, with the price on carbon pollution starting at a minimum of $10 per tonne in 2018, rising by $10 a year to reach $50 per tonne in 2022. Many Canadian jurisdictions have already introduced carbon pricing or other economic instruments such as cap and trade systems which set limits on emissions. In recent years, the U.S. Congress has considered various bills concerning climate change. Bills that would regulate greenhouse gas emissions have not received sufficient Congressional support for enactment, although some form of U.S. climate change legislation is possible in the future. While CN is continually focused on efficiency improvements, including by reducing its carbon footprint, caps, taxes, or other controls on emissions of greenhouse gasses increase the Company's capital and operating costs (and the company may not be able to offset such impact, including, for example, through higher freight rates). Climate change legislation and regulation could also affect CN's customers; make it difficult for CN's customers to produce products in a cost-competitive manner due to increased energy costs; and increase legal costs related to defending and resolving legal claims and other litigation related to climate change.

Controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2017, have concluded that the Company's disclosure controls and procedures were effective.
During the fourth quarter ended December 31, 2017, there was no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
As of December 31, 2017, management has assessed the effectiveness of the Company's internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2017, and issued Management's Report on Internal Control over Financial Reporting dated January 31, 2018 to that effect.

53    CN | 2017 Annual Report

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2017 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013). Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2017.
KPMG LLP, an independent registered public accounting firm, has issued an unqualified audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2017 and has also expressed an unqualified audit opinion on the Company's 2017 consolidated financial statements as stated in their Reports of Independent Registered Public Accounting Firm dated January 31, 2018.

(s) Luc Jobin
President and Chief Executive Officer

January 31, 2018

(s) Ghislain Houle
Executive Vice-President and Chief Financial Officer

January 31, 2018

54    CN | 2017 Annual Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of the Canadian National Railway Company:

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of the Canadian National Railway Company (the "Company") as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three‐year period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements").
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2017 and 2016, and its consolidated results of operations and cash flows for each of the years in the three‐year period ended December 31, 2017, in conformity with United States generally accepted accounting principles.

Report on internal control over financial reporting
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated January 31, 2018 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.
We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

(s) KPMG LLP*

We have served as the Company's auditor since 1992.

Montréal, Canada
January 31, 2018

* CPA auditor, CA, public accountancy permit No. A123145
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

55    CN | 2017 Annual Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of the Canadian National Railway Company:

Opinion on internal control over financial reporting
We have audited the Canadian National Railway Company's (the "Company") internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Report on the financial statements
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and Canadian generally accepted auditing standards, the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three‐year period ended December 31, 2017, and the related notes, and our report dated January 31, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(s) KPMG LLP*

Montréal, Canada
January 31, 2018

* CPA auditor, CA, public accountancy permit No. A123145
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

56    CN | 2017 Annual Report

Consolidated Statements of Income

In millions, except per share data	Year ended December 31,	2017	2016	2015
Revenues		$13,041	$12,037	$12,611
Operating expenses
Labor and fringe benefits		2,221	2,119	2,406
Purchased services and material		1,769	1,592	1,729
Fuel		1,362	1,051	1,285
Depreciation and amortization		1,281	1,225	1,158
Equipment rents		418	375	373
Casualty and other		432	363	394
Total operating expenses		7,483	6,725	7,345
Operating income		5,558	5,312	5,266
Interest expense		(481)	(480)	(439)
Other income (Note 3)		12	95	47
Income before income taxes		5,089	4,927	4,874
Income tax recovery (expense) (Note 4)		395	(1,287)	(1,336)
Net income		$5,484	$3,640	$3,538

Earnings per share (Note 5)
Basic		$7.28	$4.69	$4.42
Diluted		$7.24	$4.67	$4.39

Weighted-average number of shares (Note 5)
Basic		753.6	776.0	800.7
Diluted		757.3	779.2	805.1

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

In millions	Year ended December 31,	2017	2016	2015
	Net income	$5,484	$3,640	$3,538
	Other comprehensive income (loss) (Note 15)
	Net gain (loss) on foreign currency translation	(197)	(45)	249
	Net change in pension and other postretirement benefit plans (Note 12)	(224)	(694)	306
	Other comprehensive income (loss) before income taxes	(421)	(739)	555
	Income tax recovery (expense)	(5)	148	105
	Other comprehensive income (loss)	(426)	(591)	660
	Comprehensive income	$5,058	$3,049	$4,198

	See accompanying notes to consolidated financial statements.

57    CN | 2017 Annual Report

Consolidated Balance Sheets

In millions	December 31,	2017	2016
Assets
Current assets
Cash and cash equivalents		$70	$176
Restricted cash and cash equivalents (Note 10)		483	496
Accounts receivable (Note 6)		984	875
Material and supplies		424	363
Other current assets		229	197
Total current assets		2,190	2,107
Properties (Note 7)		34,189	33,755
Pension asset (Note 12)		994	907
Intangible and other assets (Note 8)		256	288
Total assets		$37,629	$37,057
Liabilities and shareholders' equity
Current liabilities
Accounts payable and other (Note 9)		$1,903	$1,519
Current portion of long-term debt (Note 10)		2,080	1,489
Total current liabilities		3,983	3,008
Deferred income taxes (Note 4)		6,953	8,473
Other liabilities and deferred credits (Note 11)		590	593
Pension and other postretirement benefits (Note 12)		699	694
Long-term debt (Note 10)		8,748	9,448
Shareholders' equity
Common shares (Note 13)		3,780	3,730
Common shares in Share Trusts (Note 13)		(168)	(137)
Additional paid-in capital (Note 13)		242	364
Accumulated other comprehensive loss (Note 15)		(2,784)	(2,358)
Retained earnings		15,586	13,242
Total shareholders' equity		16,656	14,841
Total liabilities and shareholders' equity		$37,629	$37,057

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

(s) Robert Pace	(s) Luc Jobin
Director	Director

58    CN | 2017 Annual Report

Consolidated Statements of Changes in Shareholders' Equity

	Number of			Common		Accumulated
	common shares			shares	Additional	other		Total
		Share	Common	in Share	paid-in	comprehensive	Retained	shareholders'
In millions	Outstanding	Trusts	shares	Trusts	capital	loss	earnings	equity

Balance at December 31, 2014	809.4	-	$3,718	$-	$439	$(2,427)	$11,740	$13,470

Net income							3,538	3,538
Stock options exercised	2.5		91		(17)			74
Settlement of equity settled awards			4		(8)			(4)
Stock-based compensation expense
and other					61		(3)	58
Repurchase of common shares (Note 13)	(23.3)		(108)				(1,642)	(1,750)
Share purchases by Share Trusts (Note 13)	(1.4)	1.4		(100)				(100)
Other comprehensive income (Note 15)						660		660
Dividends ($1.25 per share)							(996)	(996)
Balance at December 31, 2015	787.2	1.4	3,705	(100)	475	(1,767)	12,637	14,950

Net income							3,640	3,640
Stock options exercised	1.6		73		(12)			61
Settlement of equity settled awards			79		(138)			(59)
Stock-based compensation expense
and other					62		(3)	59
Repurchase of common shares (Note 13)	(26.4)		(127)				(1,873)	(2,000)
Share purchases by Share Trusts (Note 13)	(0.7)	0.7		(60)				(60)
Share settlements by Share Trusts (Note 13)	0.3	(0.3)		23	(23)			-
Other comprehensive loss (Note 15)						(591)		(591)
Dividends ($1.50 per share)							(1,159)	(1,159)
Balance at December 31, 2016	762.0	1.8	3,730	(137)	364	(2,358)	13,242	14,841

Net income							5,484	5,484
Stock options exercised	1.2		68		(10)			58
Settlement of equity settled awards			84		(166)			(82)
Stock-based compensation expense
and other					78		(3)	75
Repurchase of common shares (Note 13)	(20.4)		(102)				(1,898)	(2,000)
Share purchases by Share Trusts (Note 13)	(0.5)	0.5		(55)				(55)
Share settlements by Share Trusts (Note 13)	0.3	(0.3)		24	(24)			-
Other comprehensive loss (Note 15)						(426)		(426)
Dividends ($1.65 per share)							(1,239)	(1,239)
Balance at December 31, 2017	742.6	2.0	$3,780	$(168)	$242	$(2,784)	$15,586	$16,656

See accompanying notes to consolidated financial statements.

59    CN | 2017 Annual Report

Consolidated Statements of Cash Flows

In millions Year ended December 31,	2017	2016	2015
Operating activities
Net income	$5,484	$3,640	$3,538
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,281	1,225	1,158
Deferred income taxes (Note 4)	(1,195)	704	600
Gain on disposal of property (Note 3)	-	(76)	-
Changes in operating assets and liabilities:
Accounts receivable	(125)	(3)	188
Material and supplies	(70)	(2)	4
Accounts payable and other	418	(51)	(282)
Other current assets	(80)	21	46
Pensions and other, net	(197)	(256)	(112)
Net cash provided by operating activities	5,516	5,202	5,140
Investing activities
Property additions	(2,673)	(2,695)	(2,706)
Disposal of property (Note 3)	-	85	-
Other, net	(65)	(72)	(61)
Net cash used in investing activities (1)	(2,738)	(2,682)	(2,767)
Financing activities
Issuance of debt (Note 10)	916	1,509	841
Repayment of debt (Note 10)	(841)	(955)	(752)
Net issuance of commercial paper (Note 10)	379	137	451
Settlement of foreign exchange forward contracts on long-term debt	(15)	(21)	-
Issuance of common shares for stock options exercised (Note 14)	58	61	79
Withholding taxes remitted on the net settlement of equity settled awards (Note 14)	(57)	(44)	(2)
Repurchase of common shares (Note 13)	(2,016)	(1,992)	(1,742)
Purchase of common shares for settlement of equity settled awards	(25)	(15)	(2)
Purchase of common shares by Share Trusts (Note 13)	(55)	(60)	(100)
Dividends paid	(1,239)	(1,159)	(996)
Net cash used in financing activities	(2,895)	(2,539)	(2,223)
Effect of foreign exchange fluctuations on US dollar-denominated cash, cash
equivalents, restricted cash, and restricted cash equivalents	(2)	15	11
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash
equivalents (1)	(119)	(4)	161
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning
of year (1)	672	676	515
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end
of year (1)	$553	$672	$676
Cash and cash equivalents, end of year	$70	$176	$153
Restricted cash and cash equivalents, end of year	483	496	523
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end
of year (1)	$553	$672	$676
Supplemental cash flow information
Interest paid	$(477)	$(470)	$(432)
Income taxes paid (Note 4)	$(712)	$(653)	$(725)

(1)    The Company adopted Accounting Standards Update 2016-18 in the first quarter of 2017 on a retrospective basis. Comparative balances have been reclassified to conform to the current presentation. See Note 2 – Recent accounting pronouncements for additional information.

See accompanying notes to consolidated financial statements.

60    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

Contents

1 Summary of significant accounting policies	62
2 Recent accounting pronouncements	66
3 Other income	68
4 Income taxes	68
5 Earnings per share	70
6 Accounts receivable	71
7 Properties	71
8 Intangible and other assets	72
9 Accounts payable and other	72
10 Long-term debt	73
11 Other liabilities and deferred credits	75
12 Pensions and other postretirement benefits	75
13 Share capital	83
14 Stock-based compensation	84
15 Accumulated other comprehensive loss	89
16 Major commitments and contingencies	90
17 Financial instruments	94
18 Segmented information	95
19 Subsequent event	96

61    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the cities and ports of Vancouver, Prince Rupert (British Columbia), Montreal, Halifax, New Orleans and Mobile (Alabama), and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth (Minnesota)/Superior (Wisconsin), Green Bay (Wisconsin), Minneapolis/St. Paul, Memphis, and Jackson (Mississippi), with connections to all points in North America. CN's freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 – Summary of significant accounting policies

Basis of presentation
These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with United States generally accepted accounting principles (GAAP) as codified in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Principles of consolidation
These consolidated financial statements include the accounts of all subsidiaries and variable interest entities for which the Company is the primary beneficiary. The Company is the primary beneficiary of the Employee Benefit Plan Trusts ("Share Trusts") as the Company funds the Share Trusts. The Company's investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims, and environmental matters, based upon available information. Actual results could differ from these estimates.

Revenues
Freight revenues are recognized using the percentage of completed service method based on the transit time of freight as it moves from origin to destination. The allocation of revenues between reporting periods is based on the relative transit time in each period with expenses being recorded as incurred. Revenues related to non-rail transportation services are recognized as service is performed or as contractual obligations are met. Revenues are presented net of taxes collected from customers and remitted to governmental authorities.

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

Earnings per share
Basic earnings per share is calculated based on the weighted-average number of common shares outstanding during the period. The weighted-average number of basic shares outstanding excludes shares held in the Share Trusts and includes fully vested equity settled stock-based compensation awards apart from stock options. Diluted earnings per share is calculated based on the weighted-average number of diluted shares outstanding during the period using the treasury stock method. Included in the diluted earnings per share calculation are dilutive effects of common shares issuable upon exercise of outstanding stock options and nonvested equity settled awards.

Foreign currency
All of the Company's foreign subsidiaries use the US dollar as their functional currency. Accordingly, the foreign subsidiaries' assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at the average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss).

62    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

The Company designates the US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in foreign operations. Accordingly, foreign exchange gains and losses, from the dates of designation, on the translation of the US dollar-denominated long-term debt are also included in Other comprehensive income (loss).

Cash and cash equivalents
Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

Restricted cash and cash equivalents
The Company has the option, under its bilateral letter of credit facility agreements with various banks, to pledge collateral in the form of cash and cash equivalents for a minimum term of one month, equal to at least the face value of the letters of credit issued. Restricted cash and cash equivalents are shown separately on the balance sheet and include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

Accounts receivable
Accounts receivable are recorded at cost net of billing adjustments and an allowance for doubtful accounts. The allowance for doubtful accounts is based on expected collectability and considers historical experience as well as known trends or uncertainties related to account collectability. When a receivable is deemed uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited to bad debt expense in Casualty and other in the Consolidated Statements of Income.

Material and supplies
Material and supplies, which consist mainly of rail, ties, and other items for construction and maintenance of property and equipment, as well as diesel fuel, are valued at weighted-average cost.

Properties
Accounting policy for capitalization of costs
The Company's railroad operations are highly capital intensive. The Company's properties mainly consist of homogeneous or network-type assets such as rail, ties, ballast and other structures, which form the Company's Track and roadway properties, and Rolling stock. The Company's capital expenditures are for the replacement of existing assets and for the purchase or construction of new assets to enhance operations or provide new service offerings to customers. A large portion of the Company's capital expenditures are for self-constructed properties, including the replacement of existing track and roadway assets and track line expansion, as well as major overhauls and large refurbishments of rolling stock.
Expenditures are capitalized if they extend the life of the asset or provide future benefits such as increased revenue-generating capacity, functionality, or physical or service capacity. The Company has a process in place to determine whether its capital programs qualify for capitalization. For Track and roadway properties, the Company establishes basic capital programs to replace or upgrade the track infrastructure assets which are capitalized if they meet the capitalization criteria.
In addition, for Track and roadway properties, expenditures that meet the minimum level of activity as defined by the Company are also capitalized as follows:
·	grading: installation of road bed, retaining walls, and drainage structures;
·	rail and related track material: installation of 39 or more continuous feet of rail;
·	ties: installation of 5 or more ties per 39 feet; and
·	ballast: installation of 171 cubic yards of ballast per mile.

For purchased assets, the Company capitalizes all costs necessary to make the asset ready for its intended use. For self-constructed properties, expenditures include direct material, labor, and contracted services, as well as other allocated costs which are not charged directly to capital projects. These allocated costs include, but are not limited to, fringe benefits, small tools and supplies, maintenance on equipment used on projects and project supervision. The Company reviews and adjusts its allocations, as required, to reflect the actual costs incurred each year.
For the rail asset, the Company capitalizes the costs of rail grinding which consists of restoring and improving the rail profile and removing irregularities from worn rail to extend the service life. The service life of the rail asset is increased incrementally as rail grinding is performed thereon, and as such, the costs incurred are capitalized given that the activity extends the service life of the rail asset beyond its original or current condition as additional gross tons can be carried over the rail for its remaining service life.
For the ballast asset, the Company engages in shoulder ballast undercutting that consists of removing some or all of the ballast, which has deteriorated over its service life, and replacing it with new ballast. When ballast is installed as part of a shoulder ballast undercutting

63    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

project, it represents the addition of a new asset and not the repair or maintenance of an existing asset. As such, the Company capitalizes expenditures related to shoulder ballast undercutting given that an existing asset is retired and replaced with a new asset. Under the group method of accounting for properties, the deteriorated ballast is retired at its average cost measured using the quantities of new ballast added.
 Costs of deconstruction and removal of replaced assets, referred to herein as dismantling costs, are distinguished from installation costs for self-constructed properties based on the nature of the related activity. For Track and roadway properties, employees concurrently perform dismantling and installation of new track and roadway assets and, as such, the Company estimates the amount of labor and other costs that are related to dismantling. The Company determines dismantling costs based on an analysis of the track and roadway installation process.
Expenditures relating to the Company's properties that do not meet the Company's capitalization criteria are considered normal repairs and maintenance and are expensed as incurred. For Track and roadway properties, such expenditures include but are not limited to spot tie replacement, spot or broken rail replacement, physical track inspection for detection of rail defects and minor track corrections, and other general maintenance of track infrastructure.

Accounting policy for depreciation
Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail and ballast which are measured in millions of gross tons. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.
For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company's United States (U.S.) properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board (STB) and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.
Given the nature of the railroad and the composition of its network which is made up of homogeneous long lived assets, it is impractical to maintain records of specific properties at their lowest unit of property.
Retirements of assets occur through the replacement of an asset in the normal course of business, the sale of an asset or the abandonment of a section of track. For retirements in the normal course of business, generally the life of the retired asset is within a reasonable range of the expected useful life, as determined in the depreciation studies, and, as such, no gain or loss is recognized under the group method. The asset's cost is removed from the asset account and the difference between its cost and estimated related accumulated depreciation (net of salvage proceeds), if any, is recorded as an adjustment to accumulated depreciation and no gain or loss is recognized. The historical cost of the retired asset is estimated by using deflation factors or indices that closely correlate to the properties comprising the asset classes in combination with the estimated age of the retired asset using a first-in, first-out approach, and applying it to the replacement value of the asset.
In each depreciation study, an estimate is made of any excess or deficiency in accumulated depreciation for all corresponding asset classes to ensure that the depreciation rates remain appropriate. The excess or deficiency in accumulated depreciation is amortized over the remaining life of the asset class.
For retirements of depreciable properties that do not occur in the normal course of business, the historical cost, net of salvage proceeds, is recorded as a gain or loss in income. A retirement is considered not to be in the normal course of business if it meets the following criteria: (i) it is unusual, (ii) it is significant in amount, and (iii) it varies significantly from the retirement pattern identified through depreciation studies. A gain or loss is recognized in Other income for the sale of land or disposal of assets that are not part of railroad operations.
The service life of the rail asset is based on expected future usage of the rail in its existing condition, determined using railroad industry research and testing (based on rail characteristics such as weight, curvature and metallurgy), less the rail asset's usage to date. The annual composite depreciation rate for rail assets is determined by dividing the estimated annual number of gross tons carried over the rail by the estimated service life of the rail measured in millions of gross tons. The Company amortizes the cost of rail grinding over the remaining life of the rail asset, which includes the incremental life extension generated by rail grinding.

Intangible assets
Intangible assets consist mainly of customer contracts and relationships assumed through past acquisitions and are being amortized on a straight-line basis over 40 to 50 years.

64    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

The Company reviews the carrying amounts of intangible assets held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

Accounts receivable securitization
Based on the structure of its accounts receivable securitization program, the Company accounts for the proceeds received as secured borrowings.

Pensions
Pension costs are determined using actuarial methods. Net periodic benefit cost (income) is recorded in Labor and fringe benefits expense and includes:
·	the cost of pension benefits provided in exchange for employees' services rendered during the year;
·	the interest cost of pension obligations;
·	the expected long-term return on pension fund assets;
·	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans; and
·
the amortization of cumulative net actuarial gains and losses in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

Postretirement benefits other than pensions
The Company accrues the cost of postretirement benefits other than pensions using actuarial methods. These benefits, which are funded as they become due, include life insurance programs, medical benefits and, for a closed group of employees, free rail travel benefits.
The Company amortizes the cumulative net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plan.

Stock-based compensation
For equity settled awards, stock-based compensation costs are accrued over the requisite service period based on the fair value of the awards at the grant date. The fair value of performance share unit (PSU) awards is dependent on the type of PSU award. The fair value of PSU-ROIC awards is determined using a lattice-based model incorporating a minimum share price condition and the fair value of PSU-TSR awards is determined using a Monte Carlo simulation model. The fair value of deferred share unit (DSU) awards is determined using the stock price at the grant date. The fair value of stock option awards is determined using the Black-Scholes option-pricing model. For cash settled awards, stock-based compensation costs are accrued over the requisite service period based on the fair value determined at each period-end.

Personal injury and other claims
In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates on a discounted basis of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.  In the U.S., the Company accrues the expected cost for personal injury, property damage and occupational disease claims, based on actuarial estimates of their ultimate cost on an undiscounted basis. For all other legal actions in Canada and the U.S., the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

Environmental expenditures
Environmental expenditures that relate to current operations, or to an existing condition caused by past operations, are expensed as incurred unless they can contribute to current or future operations. Environmental liabilities are recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective shares of the liability. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

65    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value. The changes in fair value of derivative instruments not designated or not qualified as a hedge are recorded in Net income in the current period.

2 – Recent accounting pronouncements

The following recent Accounting Standards Update (ASU) issued by FASB was adopted by the Company during the current year:

Standard	Description	Impact
ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash	Requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents.
The Company elected to early adopt the amendments of this ASU in the first quarter of 2017 on a retrospective basis. As a result of the adoption of this ASU, changes in restricted cash and cash equivalents are no longer classified as investing activities, and the Company's Consolidated Statements of Cash Flows now explain the change during the period in the total of cash, cash equivalents, restricted cash, and restricted cash equivalents.

The following recent ASUs issued by FASB have an effective date after December 31, 2017 and have not been adopted by the Company:

Standard (1)	Description	Impact	Effective date (2)
ASU 2017-07 Compensation –Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost
Requires employers that sponsor defined benefit pension plans and/or other postretirement benefit plans to report the service cost component in the same line item or items as other compensation costs. The other components of net periodic benefit cost are required to be presented in the statement of income separately from the service cost component and outside a subtotal of income from operations. The new guidance allows only the service cost component to be eligible for capitalization.

The guidance must be applied retrospectively for the presentation of the service cost component and other components of net periodic benefit cost in the statement of income and prospectively for the capitalization of the service cost component of net periodic benefit cost.

The amendments will affect the classification of the components of pension and postretirement benefit costs other than service cost which will be shown outside of income from operations in a separate caption in the Company's Consolidated Statements of Income.

Had the ASU been applicable for the year ended December 31, 2017, Operating income would have been reduced by approximately $315 million (2016 - $280 million; 2015 - $111 million) with a corresponding increase presented in a new caption below Operating income with no impact on Net income.

The guidance allowing only the service cost component to be eligible for capitalization is not expected to have a significant impact on the Company's Consolidated Financial Statements.

CN will adopt the requirements of the ASU effective January 1, 2018.
December 15, 2017. Early adoption is permitted.

66    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

Standard (1)	Description	Impact	Effective date (2)
ASU 2016-02, Leases (Topic 842)
Requires a lessee to recognize a right-of-use asset and a lease liability on the balance sheet for all leases greater than twelve months. The lessor accounting model under the new standard is substantially unchanged.

The new standard also requires additional qualitative and quantitative disclosures.

The guidance must be applied using the modified retrospective method.

The Company is evaluating the effects that the adoption of the standard will have on its Consolidated Financial Statements and related disclosures, systems, processes and internal controls.

The Company is implementing a new lease management system and has identified and begun implementing changes to processes and internal controls necessary to meet the reporting and disclosure requirements.

The Company is assessing contractual arrangements to see if they qualify as leases under the new standard and has already reviewed a significant portion of its commitments under operating leases. The Company expects that the standard will have a significant impact on its Consolidated Balance Sheets due to the recognition of new right-of-use assets and lease liabilities for leases currently classified as operating leases with a term over twelve months.

CN expects to adopt the requirements of the ASU effective January 1, 2019.
December 15, 2018. Early adoption is permitted.
ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and related amendments
The basis of the new standard is that an entity recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Additional disclosures will be required to assist users of financial statements understand the nature, amount, timing and uncertainty of revenues and cash flows arising from an entity's contracts.

The guidance can be applied using either the retrospective or modified retrospective transition method.

The Company completed its reviews of freight and other revenue contracts with customers and has concluded that there will be no impact on its Consolidated Financial Statements resulting from adoption of the new standard, other than for the new disclosure requirements.

The Company is finalizing required disclosures and has implemented changes to processes and internal controls necessary to meet the reporting and disclosure requirements.

The Company will adopt the new standard effective January 1, 2018, using the modified retrospective transition method applied to its contracts that were not completed as of that date.
December 15, 2017. Early adoption is permitted.

(1)
Other recently issued ASUs required to be applied for periods beginning on or after January 1, 2018 have been evaluated by the Company and will not have a significant impact on the Company's Consolidated Financial Statements.

(2)	Effective for annual and interim reporting periods beginning after the stated date.

67    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

3 – Other income

In millions	Year ended December 31,	2017	2016	2015
Gain on disposal of property		$-	$76	$-
Gain on disposal of land		22	17	52
Other (1)		(10)	2	(5)
Total other income		$12	$95	$47

(1)
Includes foreign exchange gains and losses related to foreign exchange forward contracts and the re-measurement of other US dollar-denominated monetary assets and liabilities. See Note 17 – Financial instruments.

Disposal of property
Viaduc du Sud
On December 1, 2016, the Company completed the sale of track leading into Montreal's Central Station, together with the rail fixtures (collectively the "Viaduc du Sud"), to CDPQ Infra Inc., a wholly-owned subsidiary of the Caisse de dépôt et placement du Québec, for cash proceeds of $85 million before transaction costs. The transaction resulted in a gain on disposal of $76 million ($66 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

4 – Income taxes

The Company's consolidated effective income tax rate differs from the Canadian, or domestic, statutory federal tax rate. The effective tax rate is affected by recurring items such as tax rates in provincial, U.S. federal, state and other foreign jurisdictions and the proportion of income earned in those jurisdictions. The effective tax rate is also affected by discrete items such as income tax rate enactments and lower tax rates on capital dispositions that may occur in any given year.
On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act ("U.S. Tax Reform"). The U.S. Tax Reform reduces the U.S. federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018. The U.S. Tax Reform also allows for immediate capital expensing of new investments in certain qualified depreciable assets made after September 27, 2017, which will be phased down starting in year 2023. As a result of the U.S. Tax Reform, the Company's net deferred income tax liability decreased by $1,764 million.
The U.S. Tax Reform introduces other important changes to U.S. corporate income tax laws that may significantly affect CN in future years including, the creation of a new Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from U.S. corporations to foreign related parties to additional taxes, and limitations to the deduction for net interest expense incurred by U.S. corporations. Future regulations and interpretations to be issued by U.S. authorities may also impact the Company's estimates and assumptions used in calculating its income tax provisions.
The following table provides a reconciliation of income tax expense (recovery):

In millions	Year ended December 31,	2017	2016	2015
Canadian statutory federal tax rate		15%	15%	15%
Income tax expense at the Canadian statutory federal tax rate		$763	$739	$731
Income tax expense (recovery) resulting from:
Provincial and foreign taxes (1)		536	532	550
Deferred income tax adjustments due to rate enactments (2)		(1,706)	7	42
Gain on disposals (3)		(3)	(12)	(11)
Other (4)		15	21	24
Income tax expense (recovery)		$(395)	$1,287	$1,336
Cash payments for income taxes		$712	$653	$725

(1)	Includes mainly the impact of Canadian provincial taxes and U.S. federal and state taxes.
(2)	Includes the net income tax expense (recovery) resulting from the enactment of provincial, U.S. federal, and state corporate income tax laws and/or rates.
(3)	Relates to the permanent differences arising from lower capital gain tax rates on the gain on disposal of the Company's properties in Canada.
(4)	Includes adjustments relating to the resolution of matters pertaining to prior years' income taxes, including net recognized tax benefits, and other items.

68    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

 The following table provides tax information on a domestic and foreign basis:

In millions	Year ended December 31,	2017	2016	2015
Income before income taxes
Domestic		$3,964	$3,726	$3,437
Foreign		1,125	1,201	1,437
Total income before income taxes		$5,089	$4,927	$4,874
Current income tax expense
Domestic		$758	$568	$640
Foreign		42	15	96
Total current income tax expense		$800	$583	$736
Deferred income tax expense (recovery)
Domestic		$349	$450	$328
Foreign		(1,544)	254	272
Total deferred income tax expense (recovery)		$(1,195)	$704	$600

The following table provides the significant components of deferred income tax assets and liabilities:

In millions	December 31,	2017	2016
Deferred income tax assets
Pension liability		$121	$130
Personal injury and legal claims		50	66
Environmental and other reserves		128	166
Other postretirement benefits liability		70	83
Unrealized foreign exchange losses		-	58
Net operating losses and tax credit carryforwards (1)		32	23
Total deferred income tax assets		$401	$526
Deferred income tax liabilities
Properties		$6,975	$8,673
Pension asset		268	243
Unrealized foreign exchange gains		34	-
Other		77	83
Total deferred income tax liabilities		$7,354	$8,999
Total net deferred income tax liability		$6,953	$8,473
Total net deferred income tax liability
Domestic		$3,677	$3,334
Foreign		3,276	5,139
Total net deferred income tax liability		$6,953	$8,473

(1)	Net operating losses and tax credit carryforwards will expire between the years 2018 and 2036.

On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, the available carryback and carryforward periods, and projected future taxable income in making this assessment. As at December 31, 2017, in order to fully realize all of the deferred income tax assets, the Company will need to generate future taxable income of approximately $1.8 billion, and, based upon the level of historical taxable income, projections of future taxable income over the periods in which the deferred income tax assets are deductible, and the reversal of taxable temporary differences, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Management has assessed the impacts of the current economic environment, including the impacts of the U.S. Tax Reform enacted on December 22, 2017, and concluded there are no significant impacts to its assertions for the realization of deferred income tax assets. As at December 31, 2017, the Company has not recognized a deferred income tax asset of $269 million (2016 - $242 million) on the

69    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

unrealized foreign exchange loss recorded in Accumulated other comprehensive loss relating to its net investment in U.S. subsidiaries, as the Company does not expect this temporary difference to reverse in the foreseeable future.
The following table provides a reconciliation of unrecognized tax benefits on the Company's domestic and foreign tax positions:

In millions	Year ended December 31,	2017	2016	2015
Gross unrecognized tax benefits at beginning of year		$61	$27	$35
Increases for:
Tax positions related to the current year		13	16	4
Tax positions related to prior years		2	24	8
Decreases for:
Settlements		(1)	(2)	(14)
Lapse of the applicable statute of limitations		(1)	(4)	(6)
Gross unrecognized tax benefits at end of year		$74	$61	$27
Adjustments to reflect tax treaties and other arrangements		(5)	(7)	(8)
Net unrecognized tax benefits at end of year		$69	$54	$19

As at December 31, 2017, the total amount of gross unrecognized tax benefits was $74 million, before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2017 was $69 million.  If recognized, $26 million of the net unrecognized tax benefits as at December 31, 2017 would affect the effective tax rate. The Company believes that it is reasonably possible that approximately $7 million of the net unrecognized tax benefits as at December 31, 2017 related to various federal, state, and provincial income tax matters, each of which are individually insignificant, may be recognized over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations.
The Company recognizes accrued interest and penalties related to gross unrecognized tax benefits in Income tax expense in the Company's Consolidated Statements of Income. For the year ended December 31, 2017, the Company recognized accrued interest and penalties of approximately $3 million (2016 - $2 million; 2015 - $1 million). As at December 31, 2017, the Company had accrued interest and penalties of approximately $7 million (2016 - $4 million).
In Canada, the Company's federal and provincial income tax returns filed for the years 2011 to 2016 remain subject to examination by the taxation authorities. An examination of the Company's federal income tax returns for the years 2011 to 2013 is currently in progress and is expected to be completed during 2018. In the U.S., the federal income tax returns filed for the years 2015 and 2016 and the state income tax returns filed for the years 2013 to 2016 remain subject to examination by the taxation authorities. Examination of the Company's U.S. federal income tax return for the year 2014 has been completed and examinations of certain state income tax returns are currently in progress. The Company does not anticipate any significant impacts to its results of operations or financial position as a result of the final resolutions of such matters.

5 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

In millions, except per share data	Year ended December 31,	2017	2016	2015
Net income		$5,484	$3,640	$3,538
Weighted-average basic shares outstanding		753.6	776.0	800.7
Dilutive effect of stock-based compensation		3.7	3.2	4.4
Weighted-average diluted shares outstanding		757.3	779.2	805.1
Basic earnings per share		$7.28	$4.69	$4.42
Diluted earnings per share		$7.24	$4.67	$4.39
Units excluded from the calculation as their inclusion would not have a dilutive effect:
Stock options		0.4	1.2	0.8
Performance share units		0.1	0.2	-

70    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

6 – Accounts receivable

In millions	December 31,	2017	2016
Freight		$828	$752
Non-freight		172	151
Gross accounts receivable		1,000	903
Allowance for doubtful accounts		(16)	(28)
Net accounts receivable		$984	$875

7 – Properties

		December 31, 2017			December 31, 2016
	Depreciation		Accumulated			Accumulated
In millions	rate	Cost	depreciation	Net	Cost	depreciation	Net
Properties including capital leases
Track and roadway (1)	2%	$35,268	$7,924	$27,344	$34,684	$7,744	$26,940
Rolling stock	5%	6,378	2,629	3,749	6,493	2,521	3,972
Buildings	2%	1,864	678	1,186	1,851	652	1,199
Information technology (2)	9%	1,408	644	764	1,198	628	570
Other	4%	1,951	805	1,146	1,941	867	1,074
Total properties including capital leases		$46,869	$12,680	$34,189	$46,167	$12,412	$33,755
Capital leases included in properties
Track and roadway (3)		$415	$75	$340	$415	$70	$345
Rolling stock		5	-	5	370	138	232
Buildings		109	30	79	109	28	81
Other		118	15	103	131	30	101
Total capital leases included in properties		$647	$120	$527	$1,025	$266	$759

(1)			As at December 31, 2017, includes land of $2,314 million (2016 - $2,446 million).
(2)			During 2017, the Company capitalized costs for internally developed software of $139 million (2016 - $106 million).
(3)			As at December 31, 2017, includes right-of-way access of $108 million (2016 - $108 million).

71    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

8 – Intangible and other assets

In millions	December 31,	2017	2016
Investments (1)		$73	$68
Intangible assets		62	67
Deferred costs		61	73
Long-term receivables		26	33
Other long-term assets		34	47
Total intangible and other assets		$256	$288

(1)
As at December 31, 2017, the Company had $58 million (2016 - $54 million) of investments accounted for under the equity method and $15 million (2016 - $14 million) of investments accounted for under the cost method. See Note 17 - Financial instruments for the fair value of investments.

9 – Accounts payable and other

In millions	December 31,	2017	2016
Trade payables		$738	$484
Payroll-related accruals		388	327
Income and other taxes		201	122
Accrued charges		144	141
Accrued interest		126	129
Personal injury and other claims provisions (Note 16)		65	76
Environmental provisions (Note 16)		57	50
Other postretirement benefits liability (Note 12)		17	18
Stock-based compensation liability (Note 14)		7	45
Other		160	127
Total accounts payable and other		$1,903	$1,519

72    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

10 – Long-term debt

				US dollar- denominated amount

In millions			Maturity			December 31,	2017	2016
Notes and debentures (1)
Canadian National series:
	-	3-year floating rate notes (2)	Nov. 14, 2017	US$	250		$-	$336
	5.85%	10-year notes (3)	Nov. 15, 2017	US$	250		-	336
	5.55%	10-year notes (3)	May 15, 2018	US$	325		409	436
	6.80%	20-year notes (3)	July 15, 2018	US$	200		251	269
	5.55%	10-year notes (3)	Mar. 1, 2019	US$	550		692	738
	2.75%	7-year notes (3)	Feb. 18, 2021				250	250
	2.85%	10-year notes (3)	Dec. 15, 2021	US$	400		503	537
	2.25%	10-year notes (3)	Nov. 15, 2022	US$	250		314	336
	7.63%	30-year debentures	May 15, 2023	US$	150		189	201
	2.95%	10-year notes (3)	Nov. 21, 2024	US$	350		440	470
	2.80%	10-year notes (3)	Sep. 22, 2025				350	350
	2.75%	10-year notes (3)	Mar. 1, 2026	US$	500		629	671
	6.90%	30-year notes (3)	July 15, 2028	US$	475		597	638
	7.38%	30-year debentures (3)	Oct. 15, 2031	US$	200		251	269
	6.25%	30-year notes (3)	Aug. 1, 2034	US$	500		629	671
	6.20%	30-year notes (3)	June 1, 2036	US$	450		566	604
	6.71%	Puttable Reset Securities PURSSM (3)	July 15, 2036	US$	250		314	336
	6.38%	30-year debentures (3)	Nov. 15, 2037	US$	300		377	403
	3.50%	30-year notes (3)	Nov. 15, 2042	US$	250		314	336
	4.50%	30-year notes (3)	Nov. 7, 2043	US$	250		314	336
	3.95%	30-year notes (3)	Sep. 22, 2045				400	400
	3.20%	30-year notes (3)	Aug. 2, 2046	US$	650		817	872
	3.60%	30-year notes (3)	Aug. 1, 2047				500	-
	4.00%	50-year notes (3)	Sep. 22, 2065				100	100

Illinois Central series:
	7.70%	100-year debentures	Sep. 15, 2096	US$	125		157	168
BC Rail series:
	Non-interest bearing 90-year subordinated notes (4)		July 14, 2094				842	842
Total notes and debentures							$10,205	$10,905
Other
Commercial paper							955	605
Accounts receivable securitization							421	-
Capital lease obligations							158	344
Total debt, gross							11,739	11,854
Net unamortized discount and debt issuance costs (4)							(911)	(917)
Total debt (5)							10,828	10,937
Less: Current portion of long-term debt							2,080	1,489
Total long-term debt							$8,748	$9,448

(1)	The Company's notes and debentures are unsecured.
(2)
This floating rate note bore interest at the three-month London Interbank Offered Rate (LIBOR) plus 0.17%. The interest rate as at the date of maturity of this floating rate note was 1.48% (December 31, 2016 - 1.07%).

(3)
The fixed rate debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

(4)
As at December 31, 2017, these notes were recorded as a discounted debt of $11 million (2016 - $10 million) using an imputed interest rate of 5.75% (2016 - 5.75%). The discount of $831 million (2016 - $832 million) is included in Net unamortized discount and debt issuance costs.

(5)	See Note 17 - Financial instruments for the fair value of debt.

73    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

Revolving credit facility
The Company has an unsecured revolving credit facility with a consortium of lenders, which is available for general corporate purposes, including backstopping the Company's commercial paper programs. On March 15, 2017, the Company's revolving credit facility agreement was amended to extend the maturity date of the credit facility by one year. The credit facility of $1.3 billion consists of a tranche for $420 million maturing on May 5, 2020 and a tranche for $880 million maturing on May 5, 2022. The credit facility agreement allows for an increase in the credit facility amount, up to a maximum of $1.8 billion, as well as the option to extend the maturity date by an additional year at each anniversary date, subject to the consent of individual lenders. The agreement contains customary terms and conditions, which were substantially unchanged by the amendment. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers' acceptance rates, the U.S. federal funds effective rate and the London Interbank Offered Rate (LIBOR), plus applicable margins, based on CN's debt credit ratings. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance.
As at December 31, 2017 and 2016, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the years ended December 31, 2017 and 2016.

Commercial paper
The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $1.3 billion, or the US dollar equivalent, on a combined basis. As at December 31, 2017, the Company had total commercial paper borrowings of US$760 million ($955 million) (2016 - US$451 million ($605 million)) at a weighted-average interest rate of 1.36% (2016 – 0.65%) presented in Current portion of long-term debt on the Consolidated Balance Sheets. The Company's commercial paper has a maturity of less than 90 days.
The following table presents the issuances and repayments of commercial paper:

In millions	Year ended December 31,	2017	2016	2015
Issuances of commercial paper		$4,539	$3,656	$2,624
Repayments of commercial paper		(4,160)	(3,519)	(2,173)
Net issuance of commercial paper		$379	$137	$451

Accounts receivable securitization program
The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million expiring on February 1, 2019.
As at December 31, 2017, the Company had accounts receivable securitization borrowings of $421 million (2016 - $nil), consisting of $320 million at a weighted-average interest rate of 1.43% and US$80 million ($101 million) at a weighted-average interest rate of 2.10%, presented in Current portion of long-term debt on the Consolidated Balance Sheets. These borrowings are secured by and limited to $476 million of accounts receivable.

Bilateral letter of credit facilities
The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 15, 2017, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2020. These agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2017, the Company had outstanding letters of credit of $394 million (2016 - $451 million) under the committed facilities, from a total available amount of $437 million (2016 - $508 million), and $136 million (2016 - $68 million) under the uncommitted facilities. As at December 31, 2017, included in Restricted cash and cash equivalents was $400 million (2016 - $426 million) and $80 million (2016 - $68 million) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Capital lease obligations
During 2017, the Company recorded $30 million (2016 - $57 million) in assets it acquired through equipment leases, for which an equivalent amount was recorded in debt. As at December 31, 2017, the capital lease obligations are secured by properties with a net carrying amount of $176 million (2016 - $403 million). Interest rates for capital lease obligations range from 1.0% to 6.8% with maturity dates in the years 2018 through 2037. As at December 31, 2017, the imputed interest on these leases amounted to $83 million (2016 - $95 million).

74    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

Long-term debt maturities
The following table provides the long-term debt maturities, including capital lease repayments on debt outstanding as at December 31, 2017, for the next five years and thereafter:

In millions	Capital leases	Debt (1)	Total
2018 (2)	$44	$2,036	$2,080
2019	10	684	694
2020	15	-	15
2021	6	747	753
2022	2	308	310
2023 and thereafter	81	6,895	6,976
Total	$158	$10,670	$10,828

(1) Presented net of unamortized discounts and debt issuance costs.
(2) Current portion of long-term debt.

Amount of US dollar-denominated debt

In millions	December 31,		2017		2016
Notes and debentures		US$	6,175	US$	6,675
Commercial paper			760		451
Accounts receivable securitization			80		-
Capital lease obligations			46		158
Total amount of US dollar-denominated debt in US$		US$	7,061	US$	7,284
Total amount of US dollar-denominated debt in C$			$8,876		$9,780

11 – Other liabilities and deferred credits

In millions	December 31,	2017	2016
Personal injury and other claims provisions (Note 16) (1)		$234	$225
Stock-based compensation liability (Note 14) (1)		26	35
Environmental provisions (Note 16) (1)		21	36
Deferred credits and other		309	297
Total other liabilities and deferred credits		$590	$593

(1)	See Note 9 – Accounts payable and other for the related current portion.

12 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Senior and executive management employees, subject to certain minimum service and age requirements, are also eligible for an additional retirement benefit under their Special Retirement Stipend Agreements, the Supplemental Executive Retirement Plan or the Defined Contribution Supplemental Executive Retirement Plan.
The Company also offers postretirement benefits to certain employees providing life insurance, medical benefits and, for a closed group of employees, free rail travel benefits during retirement. These postretirement benefits are funded as they become due. The information in the tables that follow pertains to all of the Company's defined benefit plans. However, the following descriptions relate solely to the Company's main pension plan, the CN Pension Plan, unless otherwise specified.

Description of the CN Pension Plan
The CN Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain/loss sharing mechanism, subject to guaranteed minimum increases. An independent

75    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

trust company is the Trustee of the Company's pension trust funds (which includes the CN Pension Trust Fund). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Fund and ensuring that the Company, as Administrator, complies with the provisions of the CN Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the CN Pension Plan.

Funding policy
Employee contributions to the CN Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, the Pension Benefits Standards Act, 1985, including amendments and regulations thereto, and such contributions follow minimum and maximum thresholds as determined by actuarial valuations. Actuarial valuations are generally required on an annual basis for all Canadian plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions. These actuarial valuations are prepared in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. Actuarial valuations are also required annually for the Company's U.S. qualified pension plans.
The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered pension plans conducted as at December 31, 2016 indicated a funding excess on a going concern basis of approximately $2.6 billion and a funding excess on a solvency basis of approximately $0.2 billion, calculated using the three-year average of the plans' hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. The federal pension legislation requires funding deficits, as calculated under current pension regulations, to be paid over a number of years. Alternatively, a letter of credit can be subscribed to fulfill required solvency deficit payments.
The Company's next actuarial valuations for funding purposes for its Canadian registered pension plans required as at December 31, 2017 will be performed in 2018. These actuarial valuations are expected to identify a funding excess on a going concern basis of approximately $3.0 billion, while on a solvency basis a funding excess of approximately $0.4 billion is expected. Based on the anticipated results of these valuations, the Company expects to make total cash contributions of approximately $120 million for all of the Company's pension plans in 2018. As at January 31, 2018 the Company had contributed $27 million to its defined benefit pension plans for 2018.

Plan assets
The assets of the Company's various Canadian defined benefit pension plans are primarily held in separate trust funds ("Trusts") which are diversified by asset type, country and investment strategies. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures ("SIPP") which includes the plans' long-term target asset allocation ("Policy") and related benchmark indices. This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans' benefit obligations, the market return expectations of each asset class and the current state of financial markets.
Annually, the CN Investment Division ("Investment Manager"), a division of the Company created to invest and administer the assets of the plans, proposes an investment strategy ("Strategy") for the coming year, which is expected to differ from the Policy, because of current economic and market conditions and expectations. The Pension and Investment Committee of the Board of Directors ("Committee") regularly compares the actual plan asset allocation to the Policy and Strategy and compares the actual performance of the Company's pension plan assets to the performance of the benchmark indices.
The Company's 2017 Policy and actual asset allocation for the Company's pension plans based on fair value are as follows:
	Policy	Actual plan asset allocation

		2017	2016
Cash and short-term investments	3%	4%	3%
Bonds and mortgages	40%	35%	33%
Equities	42%	37%	38%
Real estate	4%	2%	2%
Oil and gas	7%	6%	6%
Infrastructure and private debt (1)	4%	5%	6%
Absolute return	-	9%	10%
Risk-factor allocation	-	2%	-
Risk-based allocation	-	-	2%
Total	100%	100%	100%

(1)	In 2017, the Company presented private debt assets with infrastructure, as such, the 2016 comparative figures have been reclassified to conform to the current year's presentation.

76    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

The Committee's approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies, hedge and adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. Investments held in the Company's pension plans consist mainly of the following:
·
Cash and short-term investments consist primarily of highly liquid securities which ensure adequate cash flows are available to cover near-term benefit payments. Short-term investments are mainly obligations issued by Canadian chartered banks.

·
Bonds include bond instruments, issued or guaranteed by governments and corporate entities, as well as corporate notes and investments in emerging market debt funds. As at December 31, 2017, 67% (2016 - 66%) of bonds were issued or guaranteed by Canadian, U.S. or other governments. Mortgages consist of mortgage products which are primarily conventional or participating loans secured by commercial properties.

·
Equity investments include primarily publicly traded securities, well diversified by country, issuer and industry sector and participations in private equity funds, comprised of investments in diversified sectors such as energy and health care. As at December 31, 2017, the most significant allocation to an individual issuer of a publicly traded security was approximately 2% (2016 - 2%) and the most significant allocation to an industry sector was approximately 22% (2016 - 21%).

·	Real estate is a diversified portfolio of Canadian land and commercial properties and investments in real estate private equity funds.
·	Oil and gas investments include petroleum and natural gas properties and listed and non-listed securities of oil and gas companies.
·
Infrastructure investments include participations in private infrastructure funds, term loans and notes of infrastructure companies. Private debt includes participations in private debt funds focused on generating steady yields.

·
Absolute return investments are primarily a portfolio of units of externally managed hedge funds, which are invested in various long/short strategies within multi-strategy, fixed income, equities and global macro funds. Managers are monitored on a continuous basis through investment and operational due diligence.

·	Risk-factor allocation investments are a portfolio of units of externally managed funds and internally managed strategies in order to capture alternative risk premiums.
·	Risk-based allocation investments are a portfolio of units of externally managed funds where the asset class exposures are managed on a risk-adjusted basis in order to capture asset class premiums.

The plans' Investment Manager monitors market events and exposures to interest rates, currencies, market risks, commodity prices and credit risks daily. When investing in foreign securities, the plans are exposed to foreign currency risk that may be adjusted or hedged; the effect of which is included in the valuation of the foreign securities. Net of the adjusted or hedged amount, the plans were 68% exposed to the Canadian dollar, 11% to the US dollar, 8% to European currencies, 5% to the Japanese Yen and 8% to various other currencies as at December 31, 2017. Interest rate risk represents the risk that the fair value of the investments will fluctuate due to changes in market interest rates. Sensitivity to interest rates is a function of the timing and amount of cash flows of the interest-bearing assets and liabilities of the plans. Derivatives are used from time to time to adjust the plan asset allocation or exposures to interest rates, foreign currencies, market risks or commodity prices of the portfolio or anticipated transactions. Derivatives are contractual agreements whose value is derived from interest rates, foreign exchange rates, and equity or commodity prices. They may include forwards, futures, options and swaps and are included in investment categories based on their underlying exposure. When derivatives are used for hedging purposes, the gains or losses on the derivatives are offset by a corresponding change in the value of the hedged assets. To manage credit risk, established policies require dealing with counterparties considered to be of high credit quality.
Overall return in the capital markets and the level of interest rates affect the funded status of the Company's pension plans, particularly the Company's main Canadian pension plan. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations may have a material adverse effect on the funded status of the plans and on the Company's results of operations.

77    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

The following tables present the fair value of plan assets as at December 31, 2017 and 2016  by asset class:

	Fair value measurements at December 31, 2017
In millions	Total	Level 1	Level 2	Level 3	NAV
Cash and short-term investments (1)	$836	$17	$819	$-	$-
Bonds (2)
Canada, U.S. and supranational	1,792	-	1,792	-	-
Provinces of Canada and municipalities	2,459	-	2,459	-	-
Corporate	1,587	-	1,587	-	-
Emerging market debt	530	-	530	-	-
Mortgages (3)	97	-	97	-	-
Private debt (4)	242	-	-	-	242
Equities (5)
Canadian	1,867	1,848	-	-	19
U.S.	989	775	-	-	214
International	3,947	3,883	-	-	64
Real estate (6)	410	-	-	332	78
Oil and gas (7)	1,120	333	18	769	-
Infrastructure (8)	682	-	84	-	598
Absolute return funds (9)		-	-	-	-
Multi-strategy	897	-	-	-	897
Fixed income	224	-	-	-	224
Equity	32	-	-	-	32
Global macro	444	-	-	-	444
Risk-factor allocation (10)	345	-	-	-	345
Total	$18,500	$6,856	$7,386	$1,101	$3,157
Other (11)	64
Total plan assets	$18,564

	Fair value measurements at December 31, 2016
In millions	Total	Level 1	Level 2	Level 3	NAV
Cash and short-term investments (1)	$571	$83	$488	$-	$-
Bonds (2)
Canada, U.S. and supranational	1,418	-	1,418	-	-
Provinces of Canada and municipalities	2,384	-	2,384	-	-
Corporate	1,475	-	1,475	-	-
Emerging market debt	509	-	509	-	-
Mortgages (3)	106	-	106	-	-
Private debt (4)	226	-	-	-	226
Equities (5)
Canadian	1,846	1,670	-	-	176
U.S.	997	949	-	-	48
International	3,853	3,853	-	-	-
Real estate (6)	383	-	-	324	59
Oil and gas (7)	1,076	336	18	722	-
Infrastructure (8)	805	-	92	-	713
Absolute return funds (9)
Multi-strategy	1,005	-	-	-	1,005
Fixed income	304	-	-	-	304
Equity	35	-	-	-	35
Global macro	428	-	-	-	428
Risk-based allocation (12)	311	-	-	-	311
Total	$17,732	$6,891	$6,490	$1,046	$3,305
Other (11)	99
Total plan assets	$17,831

Level 1: Fair value based on quoted prices in active markets for identical assets.
Level 2: Fair value based on other significant observable inputs.
Level 3: Fair value based on significant unobservable inputs.
NAV: Investments measured at net asset value as a practical expedient.
		Footnotes to the table follow on the next page.

78    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

The following table reconciles the beginning and ending balances of the fair value of investments classified as Level 3:

Fair value measurements based on significant unobservable inputs (Level 3)

In millions	Real estate (6)	Oil and gas (7)	Total
Balance at December 31, 2015	$331	$766	$1,097
Actual return relating to assets still held at the reporting date	15	(24)	(9)
Purchases	1	-	1
Disbursements	(23)	(20)	(43)
Balance at December 31, 2016	$324	$722	$1,046
Actual return relating to assets still held at the reporting date	19	88	107
Disbursements	(11)	(41)	(52)
Balance at December 31, 2017	$332	$769	$1,101

(1)	Cash and short-term investments with related accrued interest are valued at cost, which approximates fair value, and are categorized as Level 1 and Level 2 respectively.
(2)
Bonds, excluding emerging market debt funds, are valued using mid-market prices obtained from independent pricing data suppliers. When prices are not available from independent sources, the fair value is based on the present value of future cash flows using current market yields for comparable instruments. Emerging market debt funds are valued based on the net asset value which is readily available and published by each fund's independent administrator.

(3)	Mortgages are valued based on the present value of future net cash flows using current market yields for comparable instruments.
(4)	Private debt investments are valued based on the net asset value as reported by each fund's manager, generally using a discounted cash flow analysis.
(5)
The fair value of equity investments categorized as Level 1 is based on quoted prices in active markets for identical assets. The fair value of Canadian equity investments categorized as NAV consist mainly of investments in energy related private equity funds and is based on the net asset value as reported by each fund's manager. The fair value of U.S. equity investments categorized as NAV consist of an investment in a U.S. private equity fund and is based on the net asset value as reported by the fund's manager.

(6)
The fair value of real estate investments categorized as Level 3 includes land and buildings. Land is valued based on the fair value of comparable assets, and buildings are valued based on the present value of estimated future net cash flows or the fair value of comparable assets. Independent valuations of land and buildings are performed triennially on a rotational basis. The fair value of real estate investments categorized as NAV consists mainly of investments in real estate private equity funds and is based on the net asset value as reported by each fund's manager, generally using a discounted cash flow analysis or earnings multiples.

(7)
Oil and gas investments categorized as Level 1 are valued based on quoted prices in active markets. Investments in oil and gas equities traded on a secondary market are valued based on the most recent transaction price and are categorized as Level 2. Investments in oil and gas categorized as Level 3 consist of operating oil and gas properties and the fair value is based on estimated future net cash flows that are discounted using prevailing market rates for transactions in similar assets. Estimated future net cash flows are based on forecasted oil and gas prices and projected future annual production and costs.

(8)
The fair value of infrastructure investments categorized as Level 2 includes term loans and notes of infrastructure companies and is based on the present value of future cash flows using current market yields for comparable instruments. The fair value of infrastructure funds categorized as NAV is based on the net asset value as reported by each fund's manager, generally using a discounted cash flow analysis or earnings multiples.

(9)
Absolute return investments are valued using the net asset value as reported by each fund's independent administrator. All absolute return investments have contractual redemption frequencies, ranging from monthly to annually, and redemption notice periods varying from 5 to 90 days.

(10)
Risk-factor allocation investments are valued using the net asset value as reported by each fund's independent administrator or fund manager. All funds have contractual redemptions frequencies ranging from daily to annually, and redemption notice periods varying from 5 to 60 days.

(11)
Other consists of operating assets of $94 million (2016 - $163 million) and liabilities of $30 million (2016 - $64 million) required to administer the Trusts' investment assets and the plans' benefit and funding activities. Such assets are valued at cost and have not been assigned to a fair value category.

(12)
Risk-based allocation investments are valued using the net asset value as reported by each fund's independent administrator. All funds have contractual redemption frequencies ranging from daily to annually, and redemption notice periods varying from 5 to 60 days.

79    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

Obligations and funded status for defined benefit pension and other postretirement benefit plans

		Pensions		Other postretirement benefits
In millions	Year ended December 31,	2017	2016	2017	2016
Change in benefit obligation
Projected benefit obligation at beginning of year		$17,366	$17,081	$270	$269
Interest cost		540	543	8	8
Actuarial loss on projected benefit obligation		979	614	3	10
Current service cost		130	124	2	2
Plan participants' contributions		56	53	-	-
Foreign currency changes		(21)	(10)	(5)	(2)
Benefit payments, settlements and transfers		(1,025)	(1,039)	(17)	(17)
Projected benefit obligation at end of year (1)		$18,025	$17,366	$261	$270
Component representing future salary increases		(306)	(328)	-	-
Accumulated benefit obligation at end of year		$17,719	$17,038	$261	$270
Change in plan assets
Fair value of plan assets at beginning of year		$17,831	$17,917	$-	$-
Employer contributions		96	144	-	-
Plan participants' contributions		56	53	-	-
Foreign currency changes		(15)	(5)	-	-
Actual return on plan assets		1,621	761	-	-
Benefit payments, settlements and transfers		(1,025)	(1,039)	-	-
Fair value of plan assets at end of year (1)		$18,564	$17,831	$-	$-

Funded status - Excess (deficiency) of fair value of plan assets over
projected benefit obligation at end of year		$539	$465	$(261)	$(270)

(1)
For the CN Pension Plan, as at December 31, 2017, the projected benefit obligation was $16,721 million (2016 - $16,078) and the fair value of plan assets was $17,654 million (2016 - $16,933 million). The measurement date of all plans is December 31.

Amounts recognized in the Consolidated Balance Sheets
		Pensions		Other postretirement benefits
In millions	December 31,	2017	2016	2017	2016
Noncurrent assets - Pension asset		$994	$907	$-	$-
Current liabilities (Note 9)		-	-	(17)	(18)
Noncurrent liabilities - Pension and other postretirement benefits		(455)	(442)	(244)	(252)
Total amount recognized		$539	$465	$(261)	$(270)

Amounts recognized in Accumulated other comprehensive loss (Note 15)
		Pensions		Other postretirement benefits
In millions	December 31,	2017	2016	2017	2016
Net actuarial gain (loss) (1)		$(3,111)	$(2,888)	$-	$6
Prior service cost (2)		$(9)	$(14)	$(2)	$(2)

(1)
In 2018, the net actuarial loss for defined benefit pension plans and net actuarial gain for other postretirement benefits that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) are estimated to be $205 million and $2 million, respectively.

(2)
In 2018, the prior service cost for defined benefit pension plans and other postretirement benefits that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) are estimated to be $3 million and $nil, respectively.

80    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

Information for the pension plans with an accumulated benefit obligation in excess of plan assets

		Pensions		Other postretirement benefits
In millions	December 31,	2017	2016	2017	2016
Projected benefit obligation		$661	$637	N/A	N/A
Accumulated benefit obligation		$601	$574	N/A	N/A
Fair value of plan assets		$215	$207	N/A	N/A

Components of net periodic benefit cost (income) for defined benefit pension and other postretirement benefit plans

Pensions	Other postretirement benefits
In millions	Year ended December 31,	2017	2016	2015	2017	2016	2015
Current service cost	$130	$124	$152	$2	$2	$3
Interest cost	540	543	650	8	8	10
Settlement loss	-	10	4	-	-	-
Expected return on plan assets	(1,047)	(1,018)	(1,004)	-	-	-
Amortization of prior service cost	5	3	4	-	2	1
Amortization of net actuarial loss (gain)	182	177	228	(3)	(5)	(4)
Net periodic benefit cost (income)	$(190)	$(161)	$34	$7	$7	$10

Weighted-average assumptions used in accounting for defined benefit pension and other postretirement benefit plans

Pensions	Other postretirement benefits
December 31,	2017	2016	2015	2017	2016	2015
To determine projected benefit obligation
Discount rate (1)	3.51%	3.81%	3.99%	3.59%	3.96%	4.14%
Rate of compensation increase (2)	2.75%	2.75%	2.75%	2.75%	2.75%	2.75%
To determine net periodic benefit cost (income)
Rate to determine current service cost (3)	4.11%	4.24%	3.87%	4.43%	4.59%	3.86%
Rate to determine interest cost (3)	3.15%	3.27%	3.87%	3.29%	3.35%	3.86%
Rate of compensation increase (2)	2.75%	2.75%	3.00%	2.75%	2.75%	3.00%
Expected return on plan assets (4)	7.00%	7.00%	7.00%	N/A	N/A	N/A

(1)
The Company's discount rate assumption, which is set annually at the end of each year, is determined by management with the aid of third-party actuaries. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. For the Canadian pension and other postretirement benefit plans, future expected benefit payments are discounted using spot rates based on a derived AA corporate bond yield curve for each maturity year.

(2)	The rate of compensation increase is determined by the Company based upon its long-term plans for such increases.
(3)
In 2015 and prior years, current service cost and interest cost were determined using the discount rate used to measure the projected benefit obligation at the beginning of the period. Beginning in 2016, as described in the "Adoption of the spot rate approach" section of this Note, the Company adopted the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans.

(4)
The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the investment policy. For 2017, the Company used a long-term rate of return assumption of 7.00% on the market-related value of plan assets to compute net periodic benefit cost (income). The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. In 2018, the Company will maintain the expected long-term rate of return on plan assets at 7.00% to reflect management's current view of long-term investment returns.

81    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

Expected future benefit payments
The following table provides the expected benefit payments for pensions and other postretirement benefits for the next five years and the subsequent five-year period:

In millions	Pensions	Other postretirement benefits
2018	$1,041	$17
2019	$1,046	$17
2020	$1,049	$16
2021	$1,051	$16
2022	$1,051	$15
Years 2023 to 2027	$5,178	$72

Defined contribution and other plans
The Company maintains defined contribution pension plans for certain salaried employees as well as certain employees covered by collective bargaining agreements. The Company also maintains other plans including a Section 401(k) savings plan for certain U.S. based employees. The Company's contributions under these plans were expensed as incurred and, in 2017, amounted to $19 million (2016 - $18 million; 2015 - $18 million).

Contributions to multi-employer plan
Under collective bargaining agreements, the Company participates in a multi-employer benefit plan named the Railroad Employees National Early Retirement Major Medical Benefit Plan which provides certain postretirement health care benefits to certain retirees. The Company's contributions under this plan were expensed as incurred and amounted to $15 million in 2017 (2016 - $12 million; 2015 - $10 million). The annual contribution rate for the plan was $216.54 per month per active employee for 2017 (2016 - $178.45). The plan covered 462 retirees in 2017 (2016 - 416 retirees).

Adoption of the spot rate approach
In 2016, the Company adopted the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans on a prospective basis as a change in accounting estimate. In 2015 and in prior years, these costs were determined using the discount rate used to measure the projected benefit obligation at the beginning of the period.
The spot rate approach enhances the precision to which current service cost and interest cost are measured by increasing the correlation between projected cash flows and spot discount rates corresponding to their maturity. Under the spot rate approach, individual spot discount rates along the same yield curve used in the determination of the projected benefit obligation are applied to the relevant projected cash flows for current service cost at the relevant maturity. More specifically, current service cost is measured using the cash flows related to benefits expected to be accrued in the following year by active members of a plan and interest cost is measured using the projected cash flows making up the projected benefit obligation multiplied by the corresponding spot discount rate at each maturity. Use of the spot rate approach does not affect the measurement of the projected benefit obligation.
In 2016, the adoption of the spot rate approach increased net periodic benefit income by approximately $130 million compared to the approach applicable in 2015 and prior years.
82    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

13 – Share capital

Authorized capital stock
The authorized capital stock of the Company is as follows:
·	Unlimited number of Common Shares, without par value
·	Unlimited number of Class A Preferred Shares, without par value, issuable in series
·	Unlimited number of Class B Preferred Shares, without par value, issuable in series

Common shares

In millions	December 31,	2017	2016	2015
Issued common shares		744.6	763.8	788.6
Common shares in Share Trusts		(2.0)	(1.8)	(1.4)
Outstanding common shares		742.6	762.0	787.2

Repurchase of common shares
The Company may repurchase shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 31.0 million common shares between October 30, 2017 and October 29, 2018. As at December 31, 2017, the Company had repurchased 2.9 million common shares under its current NCIB.
 The following table provides the information related to the share repurchases for the years ended December 31, 2017, 2016 and 2015:

In millions, except per share data	Year ended December 31,	2017	2016	2015
Number of common shares repurchased (1)		20.4	26.4	23.3
Weighted-average price per share (2)		$98.27	$75.85	$75.20
Amount of repurchase (3)		$2,000	$2,000	$1,750

(1)
Includes repurchases of common shares in the first and second quarters of 2017, each quarter of 2016, and the first, third and fourth quarters of 2015, pursuant to private agreements between the Company and arm's-length third-party sellers.

(2) Includes brokerage fees where applicable.
(3)	Includes settlements in subsequent periods.

Share Trusts
The Company's Share Trusts purchase common shares on the open market, which are used to deliver common shares under the Share Units Plan (see Note 14 – Stock-based compensation). Shares purchased by the Share Trusts are retained until the Company instructs the trustee to transfer shares to participants of the Share Units Plan. Common shares purchased by the Share Trusts are accounted for as treasury stock. The Share Trusts may sell shares on the open market to facilitate the remittance of the Company's employee tax withholding obligations. In 2018, the Share Trusts could purchase up to 1.2 million common shares on the open market in anticipation of future settlements of equity settled PSU awards.
The following table provides the information related to the share purchases and settlements by Share Trusts for the years ended December 31, 2017, 2016 and 2015.

In millions, except per share data	Year ended December 31,	2017	2016	2015
Share purchases by Share Trusts
Number of common shares		0.5	0.7	1.4
Weighted-average price per share (1)		$102.17	$84.99	$73.31
Amount of purchase		$55	$60	$100
Share settlements by Share Trusts
Number of common shares		0.3	0.3	-
Weighted-average price per share		$77.99	$73.31	$-
Amount of settlement		$24	$23	$-

(1)	Includes brokerage fees where applicable.

83    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

Additional paid-in capital
Additional paid-in capital includes the stock-based compensation expense on equity settled awards and other items relating to equity settled awards. Upon the exercise or settlement of equity settled awards, the stock-based compensation expense related to those awards is reclassified from Additional paid-in capital to Common shares.

14 – Stock-based compensation

The Company has various stock-based compensation plans for eligible employees. A description of the major plans is provided herein.
The following table provides the stock-based compensation expense for awards under all plans, as well as the related tax benefit and excess tax benefit recognized in income, for the years ended December 31, 2017, 2016 and 2015:

In millions	Year ended December 31,	2017	2016	2015
Share Units Plan
Equity settled awards		$54	$42	$39
Cash settled awards		1	16	14
Total Share Units Plan expense		$55	$58	$53
Voluntary Incentive Deferral Plan (VIDP)
Equity settled awards		$1	$1	$-
Cash settled awards		6	5	(3)
Total VIDP expense (recovery)		$7	$6	$(3)
Stock option awards		$13	$12	$11
Total stock-based compensation expense		$75	$76	$61
Tax benefit recognized in income		$18	$17	$14
Excess tax benefit recognized in income (1)		$13	$5	N/A

(1)	Effective January 1, 2016, the excess tax benefit is recognized in income in accordance with ASU 2016-09.

Share Units Plan
The objective of the Share Units Plan is to enhance the Company's ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company. Under the Share Units Plan, the Company grants performance share unit (PSU) awards.
The PSU-ROIC awards vest dependent upon the attainment of a target level of return on invested capital (ROIC) over the plan period of three years. Such performance vesting criteria results in a performance vesting factor that ranges from 0% to 200% (0% to 150% for PSUs-ROIC granted in 2014 and settled in 2017) depending on the level of ROIC attained. Payout is conditional upon the attainment of a minimum share price, calculated using the average of the last three months of the plan period.
PSU-TSR awards, introduced in 2015, vest dependent upon the attainment of a total shareholder return (TSR) market condition over the plan period of three years. Such performance vesting criteria result in a performance vesting factor that ranges from 0% to 200% depending on the Company's TSR relative to a Class I Railways peer group and components of the S&P/TSX 60 Index.

Equity settled awards
PSUs-ROIC and PSUs-TSR are settled in common shares of the Company, subject to the attainment of their respective vesting conditions, by way of disbursement from the Share Trusts (see Note 13 – Share capital). The number of shares remitted to the participant upon settlement is equal to the number of PSUs awarded multiplied by the performance vesting factor less shares withheld to satisfy the participant's withholding tax requirement. For the plan period ended December 31, 2017, for the 2015 grant, the level of ROIC attained resulted in a performance vesting factor of 135%, and the level of TSR attained resulted in a performance vesting factor of 142%. The total fair value of the equity settled awards that vested in 2017 was $43 million (2016 - $41 million; 2015 - $48 million). As the respective vesting conditions under each plan were met at December 31, 2017, and the minimum share price condition was met for the PSU-ROIC awards, settlement of approximately 0.4 million shares, net of withholding taxes, is expected to occur in the first quarter of 2018.

84    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

Cash settled awards
The value of the payout is equal to the number of PSUs-ROIC awarded multiplied by the performance vesting factor and by the 20-day average closing share price ending on January 31 of the following year. There were no cash settled awards that vested in 2017. The total fair value of the cash settled awards that vested in 2016 and 2015 was $45 million and $39 million, respectively.
The following table provides a summary of the activity related to PSU awards:

	Equity settled				Cash settled
	PSUs-ROIC (1)		PSUs-TSR (2)		PSUs-ROIC (3)
	Units	Weighted-average grant date fair value	Units	Weighted-average grant date fair value	Units
	In millions		In millions		In millions
Outstanding at December 31, 2016	1.3	$49.82	0.3	$103.93	0.4
Granted	0.4	$53.19	0.1	$103.37	-
Settled (4) (5)	(0.4)	$66.84	-	N/A	(0.4)
Forfeited	(0.1)	$37.62	-	$97.06	-
Outstanding at December 31, 2017	1.2	$46.35	0.4	$104.32	-

Nonvested at December 31, 2016	0.9	$42.14	0.3	$103.93	-
Granted	0.4	$53.19	0.1	$103.37	-
Vested during the year (6)	(0.4)	$50.87	(0.1)	$114.86	-
Forfeited	(0.1)	$37.62	-	$97.06	-
Nonvested at December 31, 2017	0.8	$44.18	0.3	$99.34	-

(1)
The grant date fair value of equity settled PSUs-ROIC granted in 2017 of $23 million is calculated using a lattice-based valuation model. As at December 31, 2017, total unrecognized compensation cost related to nonvested equity settled PSUs-ROIC outstanding was $26 million and is expected to be recognized over a weighted-average period of 1.6 years.

(2)
The grant date fair value of equity settled PSUs-TSR granted in 2017 of $15 million is calculated using a Monte Carlo simulation model. As at December 31, 2017, total unrecognized compensation cost related to nonvested equity settled PSUs-TSR outstanding was $9 million and is expected to be recognized over a weighted-average period of 1.6 years.

(3)		As at December 31, 2017, the liability for cash settled PSUs-ROIC was $nil (2016 - $45 million).
(4)
Equity settled PSUs-ROIC granted in 2014 met the minimum share price condition for settlement and attained a performance vesting factor of 150%. In the first quarter of 2017, these awards were settled, net of the remittance of the participants' withholding tax obligation of $30 million, by way of disbursement from the Share Trusts of 0.3 million common shares.

(5)
Cash settled PSUs-ROIC granted in 2014 met the minimum share price condition for payout and attained a performance vesting factor of 150%. In the first quarter of 2017, the Company paid out $46 million for these awards.

(6)		The awards that vested during the year are expected to be settled in the first quarter of 2018.

The following table provides the assumptions and fair values related to the PSU-ROIC awards:

		Equity settled
		PSUs-ROIC (1)
Year of grant		2017	2016	2015
Assumptions
Stock price ($) (2)		91.91	74.17	84.55
Expected stock price volatility (3)		19%	19%	15%
Expected term (years) (4)		3.0	3.0	3.0
Risk-free interest rate (5)		0.98%	0.43%	0.45%
Dividend rate ($) (6)		1.65	1.50	1.25
Weighted-average grant date fair value ($)		53.19	35.11	50.87
	.
(1)	Assumptions used to determine fair value of the equity settled PSU-ROIC awards are on the grant date.
(2)	For equity settled awards, the stock price represents the closing share price on the grant date.
(3)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(4)	Represents the period of time that awards are expected to be outstanding.
(5)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(6)	Based on the annualized dividend rate.

85    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

Voluntary Incentive Deferral Plan
The Company's Voluntary Incentive Deferral Plan (VIDP) provides eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment in deferred share units (DSU) of the Company up to specific deferral limits. A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. For equity settled DSUs, the number of DSUs received by each participant is established at time of deferral. For cash settled DSUs, the number of DSUs received by each participant is calculated using the Company's average closing share price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant's vested DSUs is sufficient to meet the Company's stock ownership guidelines.

Equity settled awards
DSUs are settled in common shares of the Company at the time of cessation of employment by way of an open market purchase by the Company. The number of shares remitted to the participant is equal to the number of DSUs awarded less shares withheld to satisfy the participant's withholding tax requirement.
The total fair value of equity settled DSU awards vested in 2017 was $1 million (2016 and 2015 - $1 million).

Cash settled awards
The value of each participant's DSUs is payable in cash at the time of cessation of employment. The total fair value of cash settled DSU awards vested in 2017, 2016 and 2015 was $nil.
The following table provides a summary of the activity related to DSU awards:

	Equity settled		Cash settled
	DSUs (1)		DSUs (2)
	Units	Weighted-average grant date fair value	Units

	In millions		In millions
Outstanding at December 31, 2016	1.5	$76.54	0.3
Granted	0.1	$93.85	-
Vested	-	$97.23	-
Settled (3)	(0.5)	$76.54	(0.1)
Outstanding at December 31, 2017 (4)	1.1	$77.81	0.2

(1)
The grant date fair value of equity settled DSUs granted in 2017 of $4 million is calculated using the Company's stock price on the grant date. As at December 31, 2017, the aggregate intrinsic value of equity settled DSUs outstanding amounted to $105 million.

(2)
The fair value of cash settled DSUs as at December 31, 2017 is based on the intrinsic value. As at December 31, 2017, the liability for cash settled DSUs was $30 million (2016 - $35 million). The closing stock price used to determine the liability was $103.65.

(3)
For the year ended December 31, 2017 the Company purchased 0.3 million common shares for the settlement of equity settled DSUs, net of the remittance of the participants' withholding tax obligation of $27 million.

(4)
The number of units outstanding that were nonvested, unrecognized compensation cost and the remaining recognition period for cash and equity settled DSUs have not been quantified as they relate to a minimal number of units.

86    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

Stock option awards
The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options issued by the Company are conventional options that vest over a period of time. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant and expire after 10 years. As at December 31, 2017, 16.2 million common shares remained authorized for future issuances under these plans.
During the year ended December 31, 2017, the Company granted 1.0 million (2016 - 1.2 million; 2015 - 0.9 million) stock options.
The following table provides the activity of stock option awards during 2017, and for options outstanding and exercisable at December 31, 2017, the weighted-average exercise price:

	Options outstanding		Nonvested options
	Number of options	Weighted-average exercise price	Number of options	Weighted-average grant date fair value

	In millions		In millions
Outstanding at December 31, 2016 (1)	5.3	$61.07	2.4	$11.16
Granted (2)	1.0	$92.16	1.0	$14.44
Forfeited/Cancelled	-	$78.00	-	$12.06
Exercised (3)	(1.2)	$48.75	N/A	N/A
Vested (4)	N/A	N/A	(1.0)	$10.77
Outstanding at December 31, 2017 (1)	5.1	$66.78	2.4	$12.62
Exercisable at December 31, 2017 (1)	2.7	$54.97	N/A	N/A

(1)		Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.
(2)
The grant date fair value of options awarded in 2017 of $14 million is calculated using the Black-Scholes option-pricing model. As at December 31, 2017, total unrecognized compensation cost related to nonvested options outstanding was $7 million and is expected to be recognized over a weighted-average period of 2.6 years.

(3)
The total intrinsic value of options exercised in 2017 was $62 million (2016 - $73 million; 2015 - $127 million). The cash received upon exercise of options in 2017 was $58 million (2016 - $61 million; 2015 - $74 million) and the related excess tax benefit realized in 2017 was $5 million (2016 - $5 million; 2015 - $5 million).

(4)		The grant date fair value of options vested in 2017 was $10 million (2016 - $10 million; 2015 - $9 million).

 The following table provides the number of stock options outstanding and exercisable as at December 31, 2017 by range of exercise price and their related intrinsic value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on December 31, 2017 at the Company's closing stock price of $103.65.

				Options outstanding				Options exercisable
				Number of options	Weighted-average years to expiration	Weighted-average exercise price	Aggregate intrinsic value	Number of options	Weighted-average exercise price	Aggregate intrinsic value
Range of exercise prices				In millions			In millions	In millions		In millions
	$20.95	-	$47.30	0.9	3.1	$35.76	$62	0.9	$35.76	$62
	$47.31	-	$59.30	1.0	5.1	$56.04	45	0.9	$55.78	41
	$59.31	-	$66.54	1.1	7.2	$66.42	39	0.5	$66.45	17
	$66.55	-	$84.23	0.9	7.6	$80.07	22	0.3	$81.36	7
	$84.24	-	$107.37	1.2	8.7	$88.76	18	0.1	$84.55	2
Balance at December 31, 2017 (1)				5.1	6.5	$66.78	$186	2.7	$54.97	$129

(1)
Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2017, substantially all of the stock options outstanding were in-the-money. The weighted-average years to expiration of exercisable stock options was 5 years.

87    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

 The following table provides the assumptions used in the valuation of stock option awards:

Year of grant	2017	2016	2015
Assumptions
Grant price ($)	92.16	75.16	84.47
Expected stock price volatility (1)	20%	20%	20%
Expected term (years) (2)	5.5	5.5	5.5
Risk-free interest rate (3)	1.24%	0.76%	0.78%
Dividend rate ($) (4)	1.65	1.50	1.25
Weighted-average grant date fair value ($)	14.44	10.57	13.21
			.
(1)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(2)	Represents the period of time that awards are expected to be outstanding. The Company uses historical data to predict option exercise behavior.
(3)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(4)	Based on the annualized dividend rate.

Stock price volatility
Compensation cost for the Company's cash settled Share Units Plan is based on the fair value of the awards at each period end using the lattice-based valuation model for which a primary assumption is the Company's share price. In addition, the Company's liability for the cash settled VIDP is marked-to-market at each period-end and, as such, is also reliant on the Company's share price. Fluctuations in the Company's share price cause volatility to stock-based compensation expense as recorded in Net income. The Company does not currently hold any derivative financial instruments to manage this exposure.

Employee Share Investment Plan
The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company's common stock on the open market and to have the Company invest, on the employees' behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries.
The following table provides the number of participants holding shares, the total number of ESIP shares purchased on behalf of employees, including the Company's contributions, as well as the resulting expense recorded for the years ended December 31, 2017, 2016 and 2015:

Year ended December 31,	2017	2016	2015
Number of participants holding shares	19,642	19,108	19,728
Total number of ESIP shares purchased on behalf of employees (millions)	1.7	1.9	2.0
Expense for Company contribution (millions)	$36	$37	$38

88    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

15 – Accumulated other comprehensive loss

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2014	$(451)	$(2,510)	$(2,961)		$534		$(2,427)
Other comprehensive income (loss)
before reclassifications:
Foreign exchange gain on translation of net
investment in foreign operations	1,607		1,607		-		1,607
Foreign exchange loss on translation of
US dollar-denominated debt designated
as a hedge of the net investment in
foreign operations	(1,358)		(1,358)		181		(1,177)
Actuarial gain arising during the year		74	74		(18)		56
Prior service cost from plan
amendment arising during the year		(1)	(1)		-		(1)
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		224	224	(1)	(56)	(2)	168
Amortization of prior service costs		5	5	(1)	(1)	(2)	4
Settlement loss arising during the year		4	4	(1)	(1)	(2)	3
Other comprehensive income	249	306	555		105		660
Balance at December 31, 2015	$(202)	$(2,204)	$(2,406)		$639		$(1,767)
Other comprehensive income (loss)
before reclassifications:
Foreign exchange loss on translation of net
investment in foreign operations	(310)		(310)		-		(310)
Foreign exchange gain on translation of
US dollar-denominated debt designated
as a hedge of the net investment in
foreign operations	265		265		(35)		230
Actuarial loss arising during the year		(881)	(881)		235		(646)
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		172	172	(1)	(47)	(2)	125
Amortization of prior service costs		5	5	(1)	(1)	(2)	4
Settlement loss arising during the year		10	10	(1)	(4)	(2)	6
Other comprehensive income (loss)	(45)	(694)	(739)		148		(591)
Balance at December 31, 2016	$(247)	$(2,898)	$(3,145)		$787		$(2,358)

(1)				Reclassified to Labor and fringe benefits in the Consolidated Statements of Income and included in components of net periodic benefit cost. See Note 12 - Pensions and other postretirement benefits.
(2)				Included in Income tax recovery (expense) in the Consolidated Statements of Income.

89    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2016	$(247)	$(2,898)	$(3,145)		$787		$(2,358)
Other comprehensive income (loss)
before reclassifications:
Foreign exchange loss on translation of net
investment in foreign operations	(701)		(701)		-		(701)
Foreign exchange gain on translation of
US dollar-denominated debt designated
as a hedge of the net investment in
foreign operations	504		504		(67)		437
Actuarial loss arising during the year		(408)	(408)		110		(298)
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		179	179	(1)	(47)	(2)	132
Amortization of prior service costs		5	5	(1)	(1)	(2)	4
Other comprehensive loss	(197)	(224)	(421)		(5)		(426)
Balance at December 31, 2017	$(444)	$(3,122)	$(3,566)		$782		$(2,784)

(1)				Reclassified to Labor and fringe benefits in the Consolidated Statements of Income and included in components of net periodic benefit cost. See Note 12 - Pensions and other postretirement benefits.
(2)				Included in Income tax recovery (expense) in the Consolidated Statements of Income.

16 – Major commitments and contingencies

Lease commitments
The Company has operating and capital leases, mainly for locomotives, freight cars and intermodal equipment. Of the capital leases, many provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2017, the Company's commitments under these operating and capital leases were $561 million and $241 million, respectively. Future minimum rental payments for operating leases having initial non-cancelable lease terms of more than one year and minimum lease payments for capital leases for the next five years and thereafter, are as follows:

In millions		Operating	Capital
2018		$139	$52
2019		109	17
2020		77	21
2021		59	12
2022		38	7
2023 and thereafter		139	132
Total		$561	241
Less:	Imputed interest on capital leases at rates ranging from approximately 1.0% to 6.8%		83
Present value of minimum lease payments included in debt (Note 10)			$158

Rental expense for operating leases for the year ended December 31, 2017 was $191 million (2016 - $197 million; 2015 - $204 million).

Purchase commitments
As at December 31, 2017, the Company had fixed price commitments to purchase locomotives, rail, railroad ties, other equipment and services, as well as outstanding information technology service contracts and licenses. In addition, the Company had variable commitments to purchase wheels based on forecasted volumes and fuel based on forecasted market prices. The total aggregate cost of these commitments was $2,170 million.

90    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers' compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. An actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.
In 2017, 2016 and 2015 the Company recorded an increase of $2 million, and a decrease of $11 million and $12 million, respectively, to its provision for personal injuries and other claims in Canada as a result of actuarial valuations for employee injury claims as well as various other legal claims.
 As at December 31, 2017, 2016 and 2015, the Company's provision for personal injury and other claims in Canada was as follows:

In millions	2017	2016	2015
Beginning of year	$183	$191	$203
Accruals and other	38	24	17
Payments	(38)	(32)	(29)
End of year	$183	$183	$191
Current portion - End of year	$40	$39	$27

United States
Personal injury claims by the Company's employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers' Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. An actuarial study is performed annually.
For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company's historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial valuation includes the projection of the Company's experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management's assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial valuation with the current claim experience and, if required, adjustments to the liability are recorded.
 Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company's future payments may differ from current amounts recorded.
In 2017, the Company recorded an increase of $15 million to its provision for U.S. personal injury and other claims attributable to non-occupational disease claims, third-party claims and occupational disease claims pursuant to the 2017 actuarial valuation. In 2016 and 2015, actuarial valuations resulted in an increase of $21 million and decrease of $5 million, respectively. The prior years' adjustments from the actuarial valuations were mainly attributable to occupational disease claims, non-occupational disease claims and third-party claims reflecting changes in the Company's estimates of unasserted claims and costs related to asserted claims. The Company has an ongoing risk mitigation strategy focused on reducing the frequency and severity of claims through injury prevention and containment; mitigation of claims; and lower settlements of existing claims.

91    CN | 2017 Annual Report

Notes to Consolidated Financial Statements

As at December 31, 2017, 2016 and 2015, the Company's provision for personal injury and other claims in the U.S. was as follows:

In millions	2017	2016	2015
Beginning of year	$118	$105	$95
Accruals and other	46	51	22
Payments	(41)	(34)	(30)
Foreign exchange	(7)	(4)	18
End of year	$116	$118	$105
Current portion - End of year	$25	$37	$24

 Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2017, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's consolidated financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company's results of operations, financial position or liquidity.

Environmental matters
The Company's operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified 150 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the U.S. federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at 6 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.

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Notes to Consolidated Financial Statements

The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental expenses, which are classified as Casualty and other in the Consolidated Statements of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
 As at December 31, 2017, 2016 and 2015, the Company's provision for specific environmental sites was as follows:

In millions	2017	2016	2015
Beginning of year	$86	$110	$114
Accruals and other	16	6	81
Payments	(23)	(29)	(91)
Foreign exchange	(1)	(1)	6
End of year	$78	$86	$110
Current portion - End of year	$57	$50	$51

The Company anticipates that the majority of the liability at December 31, 2017 will be paid out over the next five years. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company's ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:
·	the lack of specific technical information available with respect to many sites;
·	the absence of any government authority, third-party orders, or claims with respect to particular sites;
·	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
·	the determination of the Company's liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.
Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company's financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance
The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Operating expenses related to regulatory compliance activities for environmental matters for the year ended December 31, 2017 amounted to $20 million (2016 - $19 million; 2015 - $20 million). In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fueling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company's environmental capital expenditures for the year ended December 31, 2017 amounted to $21 million (2016 - $15 million; 2015 - $18 million).

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Notes to Consolidated Financial Statements

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees of operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

Guarantees
Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2018 and 2023, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. As at December 31, 2017, the maximum exposure in respect of these guarantees was $141 million (2016 - $161 million). There are no recourse provisions to recover any amounts from third parties.

Other guarantees
As at December 31, 2017, the Company had outstanding letters of credit of $394 million (2016 - $451 million) under the committed bilateral letter of credit facilities and $136 million (2016 - $68 million) under the uncommitted bilateral letter of credit facilities, and surety and other bonds of $167 million (2016 - $169 million), all issued by financial institutions with investment grade credit ratings to third parties to indemnify them in the event the Company does not perform its contractual obligations.
As at December 31, 2017, the maximum potential liability under these guarantee instruments was $697 million (2016 - $688 million), of which $648 million (2016 - $629 million) related to other employee benefit liabilities and workers' compensation and $49 million (2016 - $59 million) related to other liabilities. The guarantee instruments expire at various dates between 2018 and 2020.

As at December 31, 2017, the Company had not recorded a liability with respect to guarantees as the Company did not expect to make any payments under its guarantees.

General indemnifications
In the normal course of business, the Company provides indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. During the year, the Company entered into various contracts with third parties for which an indemnification was provided. Due to the nature of the indemnification clauses, the maximum exposure for future payments cannot be reasonably determined. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. As at December 31, 2017, the Company had not recorded a liability with respect to any indemnifications.

17 - Financial instruments

Risk management
In the normal course of business, the Company is exposed to various risks from its use of financial instruments. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company's Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes.

Foreign currency risk
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and the US dollar affect the Company's revenues and expenses. To manage foreign currency risk, the Company designates US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in foreign operations. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated long-term debt into the Canadian dollar.
The Company also enters into foreign exchange forward contracts to manage its exposure to foreign currency risk. As at December 31, 2017, the Company had outstanding foreign exchange forward contracts with a notional value of US$887 million (2016 - US$1,035 million). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other

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Notes to Consolidated Financial Statements

income in the Consolidated Statements of Income as they occur. For the year ended December 31, 2017, the Company recorded a loss of $72 million (2016 - loss of $1 million; 2015 - gain of $61 million) related to foreign exchange forward contracts. These losses or gains were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recognized in Other income. As at December 31, 2017, Other current assets included an unrealized gain of $nil (2016 - $19 million) and Accounts payable and other included an unrealized loss of $19 million (2016 - $1 million), related to the fair value of outstanding foreign exchange forward contracts.

Interest rate risk
The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company's long-term debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense.
To manage interest rate risk, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may use derivative instruments such as forward rate agreements. The Company does not currently hold any significant derivative instruments to manage its interest rate risk.

Fair value of financial instruments
The following table provides the valuation methods and assumptions used by the Company to estimate the fair value of financial instruments and their associated level within the fair value hierarchy:

Level 1 Quoted prices for identical instruments in active markets
The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.

Level 2 Significant inputs (other than quoted prices included in Level 1) are observable
The carrying amounts of Accounts receivable, Other current assets, and Accounts payable and other approximate fair value. The fair value of these financial instruments is not determined using quoted prices, but rather from market observable information. The fair value of derivative financial instruments used to manage the Company's exposure to foreign currency risk and included in Other current assets and Accounts payable and other is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.

The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. As at December 31, 2017, the Company's debt had a carrying amount of $10,828 million (2016 - $10,937 million) and a fair value of $12,164 million (2016 - $12,084 million).

Level 3 Significant inputs are unobservable
The carrying amounts of investments included in Intangible and other assets approximate fair value, with the exception of certain cost investments for which significant inputs are unobservable and fair value is estimated based on the Company's proportionate share of the underlying net assets. As at December 31, 2017, the Company's investments had a carrying amount of $73 million (2016 - $68 million) and a fair value of $225 million (2016 - $220 million).

18 – Segmented information

The Company manages its operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the U.S. Financial information reported at this level, such as revenues, operating income, and cash flow from operations, is used by corporate management, including the Company's chief operating decision-maker, in evaluating financial and operational performance and allocating resources across CN's network.
The Company's strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region). Corporate management is responsible for, among others, CN's marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury.
The role of each region is to manage the day-to-day service requirements within their respective territories and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met. The

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Notes to Consolidated Financial Statements

regions execute the overall corporate strategy and operating plan established by corporate management, as their management of throughput and control of direct costs does not serve as the platform for the Company's decision-making process. Approximately 95% of the Company's freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region.
The regions also demonstrate common characteristics in each of the following areas:
·	each region's sole business activity is the transportation of freight over the Company's extensive rail network;
·	the regions service national accounts that extend over the Company's various commodity groups and across its rail network;
·	the services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole; and
·	the Company and its subsidiaries, not its regions, are subject to regulatory regimes in both Canada and the U.S.

For the years ended December 31, 2017, 2016, and 2015, no major customer accounted for more than 10% of total revenues and the largest rail freight customer represented approximately 3% of total annual rail freight revenues.
The following tables provide information by geographic area:

In millions	Year ended December 31,	2017	2016	2015

Revenues
Canada		$8,794	$7,971	$8,283
U.S.		4,247	4,066	4,328
Total revenues		$13,041	$12,037	$12,611

Net income
Canada		$2,857	$2,708	$2,469
U.S.		2,627	932	1,069
Total net income		$5,484	$3,640	$3,538

In millions	December 31,	2017	2016
Properties
Canada		$18,305	$17,445
U.S.		15,884	16,310
Total properties		$34,189	$33,755

19 – Subsequent event

Shelf prospectus and registration statement
On January 24, 2018, the Company filed a preliminary shelf prospectus with Canadian securities regulators, pursuant to which CN may issue up to an aggregate amount of $6.0 billion of debt securities over a 25-month period. The final shelf prospectus and the corresponding U.S. registration statement are expected to be filed in early February 2018, and will replace CN's existing shelf prospectus and registration statement that expire on February 6, 2018. CN expects to use net proceeds from the sale of debt securities under the shelf prospectus and registration statement for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions, and other business opportunities.

96    CN | 2017 Annual Report

This report has been printed on 30% post-consumer recycled content. Additional copies of this report are available from: La version française du présent rapport est disponible à l’adresse suivante : CN Public Affairs 935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 Telephone: 1-888-888-5909 Email: contact@cn.ca Affaires publiques du CN 935, rue de La Gauchetière Ouest Montréal (Québec) H3B 2M9 Téléphone : 1 888 888-5909 Courriel : contact@cn.ca

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